As filed with the Securities and Exchange Commission on July 14, 2004.
Registration Statement No. 333-116040

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GNC Corporation

(Exact name of registrant as specified in its charter)

Delaware	5499	72-1575170
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

300 Sixth Avenue

Pittsburgh, Pennsylvania 15222
(412) 288-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James M. Sander, Esq.

Senior Vice President, Chief Legal Officer and Secretary
GNC Corporation
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222
(412) 288-4600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of All Communications to:

Jeffrey H. Cohen, Esq. Jennifer A. Bensch, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 (213) 687-5000/(213) 687-5600 (Facsimile)	Gary A. Kashar, Esq. Latham & Watkins LLP 53rd At Third 885 Third Avenue New York, New York 10022-4834 (212) 906-1200/(212) 751-4864 (Facsimile)

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 14, 2004.

PROSPECTUS

                                        Shares

GNC Corporation
Common Stock

We are offering                      shares of our common stock in this initial public offering. We intend to use a portion of the proceeds from this offering to purchase                      shares from GNC Investors, LLC, our principal stockholder, at a price per share equal to the public offering price per share, less the underwriting discounts, we receive from this offering.

No public market currently exists for our common stock. We will apply to list our common stock on the New York Stock Exchange under the symbol “GNC.” We anticipate that the initial public offering price of our common stock will be between $          and $           per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 11.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to GNC Corporation (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to                     additional shares of common stock at the public offering price, less the underwriting discounts, to cover over-allotments, if any. To the extent that the underwriters exercise this option, we will use all of the proceeds we receive from the exercise of this option, less the underwriting discount, to repurchase that same number of shares from GNC Investors, LLC at a price per share equal to the public offering price per share, less the underwriting discounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

LEHMAN BROTHERS	GOLDMAN, SACHS & CO.
UBS INVESTMENT BANK

JPMORGAN	MERRILL LYNCH & CO.

                        , 2004

i

PROSPECTUS SUMMARY

      This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus. Before making an investment decision, you should carefully consider the information set forth under the heading “Risk Factors” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, “we,” “us,” “our” or “GNC” refer to GNC Corporation (formerly known as General Nutrition Centers Holding Company) and its subsidiaries and, for periods prior to December 5, 2003, our predecessor. See “Corporate Information” below. References to “our stores” refer to our company-owned stores and our franchised stores. References to “our locations” refer to our stores and our “store-within-a-store” locations at Rite Aid®.

GNC Corporation

      We are the largest global specialty retailer of nutritional supplements, which include sports nutrition products, diet products, vitamins, minerals and herbal supplements (VMHS) and specialty supplements. We derive our revenues principally from product sales through our company-owned stores, franchise activities and sales of products manufactured in our facilities to third parties. We sell products through a worldwide network of more than 5,600 locations operating under the GNC® brand name. Our product mix, which is focused on high-margin, value-added nutritional products, is sold under our GNC proprietary brands, including Mega Men®, Pro Performance®, Total LeanTM and Preventive Nutrition®, and under nationally recognized third-party brands, including Muscletech®, EAS® and Atkins®.

      Net revenues for the twelve months ended March 31, 2004, were $1,451 million. The following charts illustrate, for the twelve months ended March 31, 2004, the percentage of our net revenues generated by our three business segments and the percentage of our net U.S. retail revenues generated by our product categories:

Net Revenues By Segment	Net U.S. Retail Revenues By Product Category

Business Overview

      Retail Locations. Our retail network represents the largest specialty retail store network in the nutritional supplements industry according to the Nutrition Business Journal’s 2003 Supplement Report (the “NBJ 2003 Supplement Report”). As of June 30, 2004, there were 4,974 GNC locations in the United States and Canada and 692 franchised stores operating in other international locations under the GNC name. Of our U.S. and Canadian locations, 2,649 were company-owned stores, 1,331 were franchised stores and 994 were GNC store-within-a-store locations under our strategic alliance with Rite Aid. Most of our U.S. stores are between 1,000 and 2,000 square feet and are located in shopping malls and strip shopping centers.

      Franchise Activities. We generate income from franchise activities primarily through product sales to franchisees, royalties on franchise retail sales and franchise fees. To assist our franchisees in the successful operation of their stores and to protect our brand image, we offer a number of services to franchisees including training, site selection, construction assistance and accounting services. We believe that our franchise program enhances our brand awareness and market presence and will enable us to expand our store base internationally with limited capital expenditures by us.

      Store-Within-a-Store Locations. To increase brand awareness and promote access to customers who may not frequent specialty nutrition stores, we entered into a strategic alliance with Rite Aid to open our GNC store-within-a-store locations. Through this strategic alliance, we generate revenues from sales to Rite Aid of our products at wholesale prices, the manufacture of Rite Aid private label products and retail sales of consignment inventory. We recently extended our alliance with Rite Aid through April 30, 2009, with its commitment to open 300 new store-within-a-store locations by December 31, 2006.

      Products. We offer a wide range of nutritional supplements sold under our GNC proprietary brand names and under nationally recognized third-party brand names. Sales of our proprietary brands at our company-owned stores represented approximately 43% of our net retail product revenues for the twelve months ended March 31, 2004. We generally have higher gross margins on sales of our proprietary brands than on sales of third-party brands.

      Marketing. We market our proprietary brands of nutritional products through an integrated marketing program that includes television, print and radio media, storefront graphics, direct mailings to members of our Gold Card program and point of purchase materials.

      Manufacturing and Distribution. With our technologically sophisticated manufacturing and distribution facilities supporting our retail stores, we are a low-cost, vertically integrated producer and supplier of nutritional supplements. By controlling the production and distribution of our proprietary products, we believe we can better control costs, protect product quality, monitor delivery times and maintain appropriate inventory levels.

Industry Overview

      The U.S. nutritional supplements retail industry, which includes nutritional supplements sold through all channels, is large and highly fragmented, with no single industry participant accounting for more than 10% of total industry retail sales in 2002, the most recent period for which information is available. Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, mail order companies and a variety of other smaller participants. Most supermarkets, drugstores and mass merchants have narrow nutritional supplement product offerings, limited primarily to simple vitamins and herbs, with less knowledgeable sales associates than specialty retailers. We believe that these merchants’ share of the nutritional supplements market over the last five years has remained relatively constant. According to the NBJ 2003 Supplement Report, total industry sales in the United States were approximately $18.8 billion in 2002 and were estimated to grow at a compound annual growth rate of 3.7% from 2002 through 2008. The NBJ 2003 Supplement Report also reports that total global industry sales were approximately $50.0 billion in 2001, the most recent period for which international information is available, with the largest markets being the United States, Europe and Asia. Several demographic, healthcare and lifestyle trends are expected to drive the continued growth of the nutritional supplements industry, including an aging population, rising healthcare costs and use of preventive measures, increasing focus on fitness and increasing incidence of obesity. See “Business—Industry Overview.”

Competitive Strengths

      We believe we are well positioned to capitalize on the emerging demographic, healthcare and lifestyle trends affecting our industry and to grow our revenues due to the following competitive strengths:

      Unmatched Specialty Retail Footprint. Our retail network in the United States was approximately nine times larger than that of our nearest specialty retail competitor as of March 31, 2004. Our scale helps us to attract industry-leading vendors to sell their products in our locations, often on a preferred basis. Our extensive retail footprint in established territories also provides us with broad distribution capabilities that we believe are difficult for our competitors to replicate without significant time and cost.

      Strong Brand Recognition and Customer Loyalty. According to the GNC 2003 Awareness Tracking Study Report by Parker Marketing Research Innovators (the “Parker 2003 Awareness Study”), an estimated 84% of the U.S. population recognizes the GNC brand name as a source of health and wellness products. We utilize extensive multi-media marketing and advertising campaigns to strengthen and reinforce our brand recognition. Our Gold Card program further cultivates customer loyalty through a combination of discount offers and targeted marketing initiatives.

      Ability to Leverage Existing Retail Infrastructure. Our existing store base, stable size of our workforce and established distribution network can support higher sales volume without adding significant incremental costs and enable us to convert a high percentage of our net revenues into cash flow from operations.

      Extensive Product Selection. We offer an extensive mix of brands and products, including approximately 2,200 stock-keeping units (“SKUs”) across multiple categories. This variety provides our customers with a wide selection of products to fit their specific needs and provides us with an advantage over drugstores, supermarkets and mass merchants who offer a more limited product selection.

      New Product Development. We believe that new products are a key driver of customer traffic and purchases. In March 2003, we integrated our previously decentralized product development function. This initiative has led to a meaningful increase in new product development activity. We launched 37 new products during the year ended December 31, 2003. During the six months ended June 30, 2004, we launched 33 new products, and we expect to launch 60 additional new products during the remainder of 2004.

      Value-Added Customer Service. Our sales associates are trained to provide guidance to customers with respect to the broad selection of products sold in our stores that will address our customers’ specific requests. We believe this level of customer service provides us with an advantage over supermarkets, drugstores and mass merchants.

      Experienced Management Team. Our senior management team is comprised of experienced retail executives who have, on average, been employed with us for over 14 years and own a significant equity stake in our company. In addition, our board of directors is comprised of executives with significant experience in the retail industry.

Business Strategy

      As the largest global specialty retailer of nutritional supplements, our goal is to further capitalize on the trends affecting our industry by pursuing the following initiatives:

•	obtain additional third-party preferred distributor arrangements and position ourselves to be first-to-market with new and innovative products by partnering with our suppliers and leveraging our extensive specialty retail footprint;

•	formulate new value-added products and shift our product mix to emphasize our proprietary products, which typically have higher gross product margins, by utilizing our integrated product development capabilities;

•	encourage customer loyalty, facilitate direct marketing, and increase cross-selling and up-selling opportunities by using our extensive Gold Card customer database;

•	expand our international store network by growing our international franchise presence, which requires minimal capital expenditures by us;

•	produce products for sale to third-party vendors by increasing utilization of our available manufacturing capacity;

•	leverage our existing store base, work force and distribution network as we generate incremental sales; and

•	reduce our debt by combining our high cash flow from operations, low maintenance capital expenditures and modest working capital requirements.

      We believe that implementation of these strategies will enable us to drive sales growth, enhance our profitability and generate strong cash flow from operations.

Corporate Information

      We are a holding company and all of our operations are conducted through our operating subsidiaries. We were formed as a Delaware corporation in November 2003 by affiliates of Apollo Advisors, L.P. (“Apollo”) and certain members of our management, to acquire General Nutrition Companies, Inc. from Numico USA, Inc. (together with its parent company, Koninklijke (Royal) Numico N.V., “Numico”). On December 5, 2003, our wholly owned subsidiary and operating company, General Nutrition Centers, Inc. (“Centers”), purchased 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico. In this prospectus, we refer to this acquisition as the “Acquisition.”

      Simultaneously with the closing of the Acquisition, Centers entered into a new senior credit facility with a syndicate of lenders, consisting of a term loan facility and a revolving credit facility. Centers borrowed the full amount of the term loan facility to fund a portion of the Acquisition purchase price, but made no borrowings under the revolving credit facility. We have guaranteed Centers’ obligations under the senior credit facility. Centers also issued senior subordinated notes to fund a portion of the Acquisition purchase price. In addition, GNC Investors, LLC (our “Principal Stockholder”) made an equity contribution to us in exchange for our common and preferred stock. We contributed the full amount of the equity contribution to Centers to fund a portion of the Acquisition purchase price. Our Principal Stockholder subsequently resold all of our preferred stock to other institutional investors.

      Our Principal Stockholder, from whom we will repurchase common stock with a portion of the net proceeds from this offering, held approximately 96% of our outstanding common stock as of March 31, 2004. Affiliates of Apollo Advisors V, L.P. (“Apollo Advisors V”) and other institutional investors own all of the equity interests of our Principal Stockholder, with affiliates of Apollo Advisors V owning approximately 76% of such equity interests. After giving effect to this offering and the use of proceeds therefrom, our Principal Stockholder will hold      % of our common stock, or      % if the underwriters’ over-allotment option is exercised in full. Please refer to “Principal Stockholders” for additional information.

      Our principal executive office is located at 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222, and our telephone number is (412) 288-4600. We also maintain a website at www.gnc.com. The information on our website is not part of this prospectus.

The Offering

Issuer	GNC Corporation

Total common stock offered	shares

Common stock offered by GNC Corporation	shares

Underwriters’ option to purchase additional shares in this offering	shares

Common stock outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $278.5 million. We intend to use a portion of the net proceeds from this offering to repurchase shares of our common stock owned by our Principal Stockholder. We intend to use the remaining net proceeds and cash on hand to redeem a portion of Centers’ senior subordinated notes and to redeem all of our outstanding preferred stock. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	GNC

Risk factors	For a discussion of certain risks relating to our business and an investment in our common stock, see “Risk Factors.”

      Except as otherwise indicated, the number of shares of our common stock that will be outstanding after this offering is based on the 29,854,663 shares outstanding as of June 30, 2004, and:

•	assumes an initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus;

•	assumes completion of a for split of our common stock;

•	excludes shares of common stock subject to outstanding stock options with a weighted average exercise price of $ per share;

•	excludes shares of common stock available for future grant or issuance under our stock plans;

•	assumes repurchase of shares of common stock owned by our Principal Stockholder with a portion of the proceeds of this offering; and

•	assumes no exercise by the underwriters of their over-allotment option.

Summary and Pro Forma Consolidated Financial Data

      The summary consolidated financial data presented below for the years ended December 31, 2001 and 2002, for the period from January 1, 2003 to December 4, 2003 and for the 27 days ended December 31, 2003 are derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2001 and 2002 and for the period from January 1, 2003 to December 4, 2003 represent periods during which our predecessor, General Nutrition Companies, Inc., was owned by Numico. The summary consolidated financial data for the 27 days ended December 31, 2003 represent the period of operations in 2003 subsequent to the Acquisition.

      The summary consolidated financial data presented below for the three months ended March 31, 2003 and as of and for the three months ended March 31, 2004 are derived from our unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, for a fair presentation of our financial position and operating results for such periods and as of such dates. Our results for interim periods are not necessarily indicative of our results for a full year’s operations. General Nutrition Companies, Inc. was owned by Numico for the three months ended March 31, 2003.

      The summary pro forma consolidated as adjusted financial data for the year ended December 31, 2003 and the three months ended March 31, 2004 are derived from our unaudited pro forma financial information included elsewhere in this prospectus and give effect to the Acquisition, this offering and the application of the net proceeds as described under “Use of Proceeds” as if the Acquisition and this offering occurred on January 1, 2003. The summary pro forma consolidated as adjusted financial data as of March 31, 2004, are derived from our unaudited pro forma financial information included elsewhere in this prospectus and give effect to this offering and the application of the net proceeds as described under “Use of Proceeds” as if this offering occurred as of such date.

      The pro forma as adjusted consolidated financial data presented below do not purport to represent what our results of operations would have been had the Acquisition or this offering occurred as of the dates indicated, nor are they indicative of results for any future periods. You should read the following financial information together with the information under “Unaudited Pro Forma Consolidated Financial Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Summary and Pro Forma Consolidated Financial Data

	Predecessor			Successor	Predecessor	Successor		Successor

			Period from		Three	Three	Pro Forma	Pro Forma
	Year Ended		January 1,	27 Days	Months	Months	As Adjusted	As Adjusted
	December 31,		2003 to	Ended	Ended	Ended	Year Ended	Three Months
			December 4,	December 31,	March 31,	March 31,	December 31,	Ended March 31,
	2001	2002	2003	2003	2003	2004	2003(1)	2004(1)

(dollars in millions, except share data)
Statement of Operations Data:
Total revenues	$1,509.1	$1,425.0	$1,340.2	$89.3	$351.1	$372.6	$1,429.5	$372.6
Cost of sales, including costs of warehousing, distribution and occupancy	1,013.3	969.9	934.9	63.6	241.2	247.2	971.5	245.9

Gross profit	495.8	455.1	405.3	25.7	109.9	125.4	458.0	126.7
Selling, general and administrative and other	425.8	172.0	334.2	22.3	98.3	91.3	346.8	91.3
Impairment of goodwill and intangible assets(3)	—	222.0	709.4	—	—	—	709.4	—

Operating income (loss)	70.0	61.1	(638.3)	3.4	11.6	34.1	(598.2)	35.4
Interest expense, net	140.0	136.3	121.1	2.8	32.3	8.7	28.3	7.8
Gain on sale of marketable securities	—	(5.0)	—	—	—	—	—	—

(Loss) income before income taxes	(70.0)	(70.2)	(759.4)	0.6	(20.7)	25.4	(626.5)	27.6
Income tax (benefit) expense	(14.1)	1.0	(174.5)	0.2	1.7	9.2	(126.0)	10.0

Net income (loss) before cumulative effect of accounting change	(55.9)	(71.2)	(584.9)	0.4	(22.4)	16.2	(500.5)	17.6
Loss from cumulative effect of accounting change, net of tax(4)	—	(889.7)	—	—	—	—	—	—

Net (loss) income(5)	$(55.9)	$(960.9)	$(584.9)	$0.4	$(22.4)	$16.2	$(500.5)	$17.6

Basic and Diluted — (Loss) Income Per Share:
Net (loss) income	$(55.9)	$(960.9)	$(584.9)	$0.4	$(22.4)	$16.2
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	—	—	(0.9)	—	(3.0)

Net (loss) income available to common stockholders	$(55.9)	$(960.9)	$(584.9)	$(0.5)	$(22.4)	$13.2

Net (loss) income from continuing operations before cumulative effect of accounting change per share	$(1.88)	$(2.40)	$(19.68)	$(0.02)	$(0.75)	$0.44
Loss from cumulative effect of accounting change(4)	$—	$(29.93)	$—	$—	$—	$—

Net (loss) income per share(5)	$(1.88)	$(32.33)	$(19.68)	$(0.02)	$(0.75)	$0.44

Weighted average common shares outstanding — basic and diluted(6)	29,728,071	29,728,071	29,728,071	29,728,071	29,728,071	29,728,071

	As of
	March 31, 2004

(dollars in millions)	Actual	As Adjusted(2)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$68.1	$28.1
Working capital(7)	$228.8	$189.9
Total assets	$1,072.0	$1,030.2
Total debt	$513.3	$473.6
Cumulative redeemable exchangeable preferred stock	$103.5	$—
Stockholders’ equity	$191.6	$293.9

	Predecessor			Successor	Predecessor	Successor

			Period from		Three	Three
	Year Ended		January 1,	27 Days	Months	Months
	December 31,		2003 to	Ended	Ended	Ended
			December 4,	December 31,	March 31,	March 31,
(dollars in millions, except store data)	2001	2002	2003	2003	2003	2004

Other Data:
Net cash provided by operating activities	$75.8	$111.0	$92.9	$4.7	$91.6	$48.5
Net cash (used in) investing activities	(48.1)	(44.5)	(31.5)	(740.0)	(6.8)	(13.3)
Net cash provided by (used in) financing activities	(21.6)	(44.3)	(90.8)	759.2	(75.4)	(0.2)
EBITDA(8)	192.0	(765.5)	(579.2)	5.7	27.0	43.4
Capital expenditures(9)	29.2	51.9	31.0	1.8	7.0	5.3
Number of stores (at end of period):
Company-owned stores(10)	2,960	2,898	2,757	2,748	2,879	2,684
Franchised stores(10)	1,821	1,909	1,978	2,009	1,936	2,008
Store-within-a-store locations(10)	780	900	988	988	979	987
Same store sales growth
Domestic company-owned(11)	1.7%	(6.6)%	(0.4)%
Domestic franchised(12)	3.4%	(3.2)%	0.2%

(1)	The pro forma as adjusted consolidated statement of operations and other data for the year ended December 31, 2003 and the three months ended March 31, 2004 give effect to the Acquisition and this offering, including the application of the net proceeds as described under “Use of Proceeds,” as if the Acquisition and this offering occurred on January 1, 2003. For further information regarding the nature and amounts of the adjustments and any assumptions, please refer to the notes to “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus. The pro forma as adjusted data include the effect of the Acquisition and this offering as follows:

(a)	The exclusion of $26.9 million in cost of sales and $9.8 million in other selling, general and administrative expenses for the year ended December 31, 2003 and $1.3 million in cost of sales for the three months ended March 31, 2004 related to:

(i)	Reduction in depreciation expense and recognition of increased inventory costs resulting from the inventory and property, plant, and equipment valuation adjustments performed at December 5, 2003.

(ii)	Reduction in research and development costs previously charged to us from Numico.

(b)	The exclusion of $92.0 million in interest expense for the year ended December 31, 2003 related to the intercompany debt in place prior to the Acquisition.

(c)	Offering adjustments of $3.6 million for the year ended December 31, 2003 and $0.9 million for the three months ended March 31, 2004 representing the reduction in interest expense and the elimination of deferred financing fees amortization related to the debt retired in connection with this offering.

(d)	Tax effect from the above adjustments utilizing our effective tax rate of 36.5%.

(2)	The as adjusted consolidated balance sheet data as of March 31, 2004 give effect to this offering, including the application of the net proceeds as described under “Use of Proceeds,” as if this offering occurred on such date. For further information regarding the nature and amounts of the adjustments and any assumptions, please refer to the notes to “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus. The as adjusted data include the effect of this offering as follows:

(a)	The use of a portion of the net proceeds from this offering to redeem approximately $39.6 million of Centers’ 8 1/2% senior subordinated notes due 2010.

(b)	The reduction of accrued interest of $1.1 million related to the redemption of Centers’ 8 1/2% senior subordinated notes due 2010.

(c)	The redemption of approximately $103.5 million of our cumulative redeemable exchangeable preferred stock with cash on hand and a distribution to us from Centers in connection with this offering.

(d)	Decrease in retained earnings of $17.2 million attributable to $3.4 million premium paid for the redemption of Centers’ 8 1/2% senior subordinated notes due 2010, $12.0 million premium paid for the redemption of our cumulative redeemable exchangeable preferred stock and $1.9 million in deferred financing fees related to the redemption of Centers’ 8 1/2% senior subordinated notes due 2010.

(e)	Increase in paid-in-capital of $119.6 million.

(3)	On January 1, 2002, we adopted SFAS No. 142, which requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. For the periods ended December 31, 2002 and December 4, 2003, we recorded impairment charges of $222.0 million (pre-tax), and $709.4 million (pre-tax), respectively, for goodwill and other intangibles as a result of decreases in expectations regarding growth and profitability.

(4)	Upon adoption of SFAS No. 142, we recorded a one-time impairment charge in the first quarter of 2002 of $889.7 million, net of tax, to reduce the carrying amount of goodwill and other intangibles to their implied fair value.

(5)	A table outlining the impact of the adoption of SFAS No. 142 on the reported net loss as a result of the non-amortization of goodwill beginning on January 1, 2002 is included in note 5 to our audited consolidated financial statements included elsewhere in this prospectus.

(6)	We have reflected the weighted average common shares outstanding of our predecessor to be the number of shares outstanding of our successor for each comparable period. The actual weighted average common shares outstanding of our predecessor for each period presented was 1,000 shares.

(7)	Working capital represents current assets less current liabilities.

(8)	EBITDA as used herein represents net (loss) income before interest expense, net, income tax (benefit) expense, depreciation and amortization. We present EBITDA because we consider it a useful analytical tool for measuring our liquidity and our ability to service our debt and generate cash for other purposes. We also use EBITDA to determine our compliance with certain covenants in Centers’ senior credit facility and as a measurement for the calculation of management incentive compensation and our leverage capacity. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to GAAP cash flow from operating activities as a measure of our profitability or liquidity. We understand that although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, our calculation of EBITDA may not be comparable to other similarly titled measures reported by other companies. The following table reconciles EBITDA to cash from operating activities as determined in accordance with GAAP for the periods indicated:

	Predecessor			Successor	Predecessor	Successor

			Period from		Three	Three
	Year Ended		January 1,	27 Days	Months	Months
	December 31,		2003 to	Ended	Ended	Ended
			December 4,	December 31,	March 31,	March 31,
(dollars in millions)	2001	2002	2003	2003	2003	2004

Net cash provided by operating activities	$75.8	$111.0	$92.9	$4.7	$91.6	$48.5
Changes in working capital accounts	106.4	183.2	(156.0)	1.0	(64.7)	(2.9)
Increase (decrease) in net deferred taxes	24.4	44.9	197.6	0.2	0.1	(1.4)
Changes in stock-based compensation	(14.6)	2.0	(4.3)	—	—	—
Loss from cumulative effect of accounting change, net of tax	—	(889.7)	—	—	—	—
Impairment of goodwill and intangible assets	—	(222.0)	(709.4)	—	—	—
Gain on sale of marketable securities	—	5.1	—	—	—	—
Amortization of deferred financing fees	—	—	—	(0.2)	—	(0.8)

EBITDA(a)	$192.0	$(765.5)	$(579.2)	$5.7	$27.0	$43.4

(a)	For the full year ended December 31, 2003, EBITDA was $(573.5) million. EBITDA includes (i) non-cash goodwill and intangible impairment losses of $222.0 million (pre-tax) and $709.4 million (pre-tax) incurred in the year ended December 31, 2002 and for the period January 1, 2003 to December 4, 2003, respectively and (ii) a loss from cumulative effect of an accounting change of $889.7 million, net of tax, for the year ended December 31, 2002.

(9)	Capital expenditures for 2002 included approximately $13.9 million incurred in connection with our store reset and upgrade program. For the full year ended December 31, 2003, capital expenditures were $32.8 million.

(10)	The following table summarizes our stores for the periods indicated:

	Predecessor			Successor	Predecessor	Successor

					Three	Three
	Year Ended		January 1,	27 Days	Months	Months
	December 31,		2003 to	Ended	Ended	Ended
			December 4,	December 31,	March 31,	March 31,
	2001	2002	2003	2003	2003	2004

Company-Owned Stores
Beginning of period balance	2,842	2,960	2,898	2,757	2,898	2,748
Store openings	220	117	80	4	18	23
Store closings	(102)	(179)	(221)	(13)	(37)	(87)

End of period balance	2,960	2,898	2,757	2,748	2,879	2,684

Franchised Stores
Beginning of period balance	1,718	1,821	1,909	1,978	1,909	2,009
Store openings	291	182	186	33	49	33
Store closings	(188)	(94)	(117)	(2)	(22)	(34)

End of period balance	1,821	1,909	1,978	2,009	1,936	2,008

Store-Within-A-Store Locations
Beginning of period balance	544	780	900	988	900	988
Store openings	237	131	93	—	79	1
Store closings	(1)	(11)	(5)	—	—	(2)

End of period balance	780	900	988	988	979	987

(11)	Domestic company-owned same store sales growth excludes the net sales of a store for any period if the store was not open during the same period of the prior year. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall, the store continues to be treated as a same store. When a store closes during the current period, sales from that store up to and including the day of closure are included as same store sales as long as the store was open during the same days of the prior period. Domestic company-owned same store sales were calculated on a calendar basis for 2001, 2002 and 2003 and for each of the three months ended March 31, 2003 and 2004. As of December 31, 2001, 2002 and 2003, we had 2,829, 2,761 and 2,613 domestic company-owned stores, respectively, and as of March 31, 2003 and 2004, we had 2,741 and 2,549 domestic company-owned stores, respectively.

(12)	Domestic franchised same store sales growth excludes the net sales of a store for any period if the store was not open during the same period of the prior year. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall, the store continues to be treated as a same store. When a store closes during the current period, sales from that store up to and including the day of closure are included as same store sales as long as the store was open during the same days of the prior period. Domestic franchised same store sales were calculated on a calendar basis for 2001, 2002 and 2003 and for each of the three months ended March 31, 2003 and 2004. As of December 31, 2001, 2002 and 2003, we had 1,364, 1,352 and 1,355 domestic franchised stores, respectively, and as of March 31, 2003 and 2004, we had 1,368 and 1,335 domestic franchised stores, respectively.

RISK FACTORS

      Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition, future results and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

      As a retailer, distributor and manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain innovative ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, many of the products we sell are produced by third-party manufacturers. As a distributor of products manufactured by third parties, we may also be liable for various product liability claims for products we do not manufacture even though we have no control over the manufacturing procedures. We have been in the past, and may be in the future, subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. For example, as of July 8, 2004, we have been named as a defendant in 114 pending cases involving the sale of products that contain ephedra. See “Business — Legal Proceedings.” A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our revenues and operating income.

A substantial amount of our revenues are generated from our franchisees, and our revenues could decrease significantly if our franchisees do not conduct their operations profitably or we fail to attract new franchisees.

      As of each of March 31, 2004 and December 31, 2003, approximately 35% of our retail locations were operated by franchisees. Approximately 17% and 18% of our revenues were generated from our franchise operations for the three months ended March 31, 2004 and for the year ended December 31, 2003, respectively. Our revenues from franchised stores depend on the franchisees’ ability to operate their stores profitably and adhere to our franchise standards. The closing of unprofitable stores or the failure of franchisees to comply with our policies could adversely affect our reputation and could reduce the amount of our franchise revenues. These factors could have a material adverse effect on our revenues and operating income.

      If we are unable to attract new franchisees or to convince existing franchisees to open additional stores, any growth in royalties from franchised stores will depend solely upon increases in revenues at existing franchised stores, which could be minimal. In addition, our ability to open additional franchised locations is limited by the territorial restrictions in our existing franchise agreements as well as our ability to identify additional markets in the United States and Canada that are not currently saturated with the products we offer. If we are unable to open additional franchised locations, we will have to sustain additional growth internally by attracting new and repeat customers to our existing locations. If we are unable to do so, our revenues and operating income may decline significantly.

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, resulting in decreased sales.

      We are highly dependent upon consumer perception regarding the safety and quality of our products, as well as similar products distributed by other companies. Consumer perception of products can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions such earlier research or publicity could have a material adverse effect on our ability to generate revenues. For example, sales of some of our VMHS products, such as St. John’s Wort, Sam-e and Melatonin, were initially strong, but decreased substantially as a result of negative publicity. As a result of the above factors, our operations may fluctuate significantly from quarter-to-quarter, which may cause volatility in our stock price. Period-to-period comparisons of our results should not be relied upon as a measure of our future performance. Adverse publicity in the form of published scientific research or otherwise, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, that questions the benefits of our or similar products or that claims that any such products are ineffective could have a material adverse effect on our reputation, resulting in decreased sales. Adverse publicity could arise even if the adverse effects associated with these products resulted from consumers’ failure to consume them appropriately.

Compliance with new and existing governmental regulations could increase our costs significantly and adversely affect our operating income.

      The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the Food and Drug Administration (“FDA”), the Federal Trade Commission (“FTC”), the Consumer Product Safety Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are sold. Government regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost revenues and increased costs to us. In addition, we may be unable to market particular products or use certain statements of nutritional support on our products as a result of regulatory determinations, which could adversely affect our sales of those products. The FDA also could require us to remove a particular product from the market. For example, in April 2004, the FDA banned the sale of products containing ephedra. Sale of products containing ephedra amounted to approximately $35.2 million, or 3.3% of our retail sales, in 2003 and approximately $182.9 million, or 17.1% of our retail sales, in 2002. Any future recall or removal would result in additional costs to us, including lost revenues from any additional products that we are required to remove from the market, any of which could be material. Any such product recalls or removals could also lead to liability, substantial costs and reduced growth prospects.

      Additional or more stringent regulations of dietary supplements and other products have been considered from time to time. Such developments could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, or other new requirements. Any such developments could increase our costs significantly. For example, legislation has been introduced in Congress to impose substantial new regulatory requirements for dietary supplements including adverse event reporting, postmarket surveillance requirements, FDA reviews of dietary supplement ingredients, safety testing and records inspection. If enacted, new legislation could raise our costs and negatively impact our business. In addition, we expect that the FDA soon will adopt the proposed rules on Good Manufacturing Practice in manufacturing, packaging, or holding dietary ingredients and dietary supplements, which will apply to the products we manufacture. We may not be able to comply with the new rules without incurring additional expenses, which could be significant. See “Business — Government Regulation — Product Regulation” for additional information.

Our failure to respond to changing consumer preferences and demand for new products and services could significantly harm our customer relationships and product sales.

      Our business is particularly subject to changing consumer trends and preferences, especially with respect to the diet category. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. For example, the current trend in favor of low-carbohydrate diets is not as dependent on diet products as many other dietary programs. As a result, we have experienced and may continue to experience a decline in sales of our diet products.

      Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion of our stores as a source for the latest products, which in turn could harm our customer relationships and cause losses to our market share. The success of our new product offerings depends upon a number of factors, including our ability to:

•	accurately anticipate customer needs;

•	innovate and develop new products;

•	successfully commercialize new products in a timely manner;

•	price our products competitively;

•	manufacture and deliver our products in sufficient volumes and in a timely manner; and

•	differentiate our product offerings from those of our competitors.

      If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have a material adverse effect on our revenues and operating results.

We self-insure for a significant portion of our claims exposure, which could materially and adversely affect our operating income and profitability.

      We face an inherent risk of exposure to product liability claims in the event that, among other things, the use of our products results in injury. We carry product liability insurance coverage that involves self-insured retentions with primary and excess liability coverage above the retention amount. We also self insure certain property and casualty risks due to the frequency and severity of a loss, the cost of insurance, the availability of the insurance in the market, and the overall risk analysis. Because of our self-insured retention amounts, we have significant exposure to fluctuations in the number and severity of claims. We maintain insurance with licensed insurance carriers above the amounts for which we self-insure. As a result of the consummation of the Acquisition, we were required to obtain our own insurance policies including policies for general products liability. Although our deductibles for products liability were historically $50,000, our deductibles/retentions have increased to $1 million per claim. As a result, our insurance and claims expense could increase in the future. Alternatively, we could raise our deductible/retention, which would increase our already significant exposure to expense from claims. If any claim were to exceed our coverage, we would bear the excess, in addition to our other self-insured amounts. If the frequency or severity of claims or our expenses increase, our operating income and profitability could be materially adversely affected.

      In addition, although we have obtained contractual indemnification from Numico for certain claims and from certain suppliers and vendors, and we seek to be added as an additional insured under such parties’ insurance policies, any such indemnification or insurance is limited by its terms and any such indemnification, as a practical matter, is limited to the creditworthiness of the indemnifying party and its insurer, and the absence of significant defenses by the insurers. If we do not have adequate insurance or contractual indemnification, product liabilities relating to our products could substantially increase our costs. See “Business — Legal Proceedings.”

Our failure to comply with FTC regulations and existing consent decrees imposed on us by the FTC could result in substantial monetary penalties and could adversely affect our operating results.

      The FTC exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies, including us, for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. As a result of these enforcement actions, we are currently subject to three consent decrees that limit our ability to make certain claims with respect to our products and required us to pay civil penalties. Inadvertent failures by us to comply with the consent decrees and applicable regulations could occur from time to time, and we have less control over franchisees’ activities than we do over company-owned stores. Violations of these orders could result in substantial monetary penalties, which could have a material adverse effect on our financial condition or results of operations.

Franchise regulations could limit our ability to terminate or replace under-performing franchises, which could adversely impact franchise revenues.

      Applicable franchise laws may delay or prevent us from terminating a franchise or withholding consent to renew or transfer a franchise. As a franchisor, we are subject to federal, state and international laws regulating the offer and sale of franchises. These laws impose registration and extensive disclosure requirements on the offer and sale of franchises. These laws frequently apply substantive standards to the relationship between franchisor and franchisee, and limit the ability of a franchisor to terminate or refuse to renew a franchise. We may, therefore, be required to retain an under-performing franchise and may be unable to replace the franchisee, which could adversely impact franchise revenues. In addition, the nature and effect of any future legislation or regulation on our franchise operations cannot be predicted.

Economic, political and other risks associated with our international operations could adversely affect our revenues and international growth prospects.

      As of March 31, 2004, we had 666 international franchised stores in 34 countries (excluding Canada). For the year ended December 31, 2003 and the three months ended March 31, 2004, 6.2% and 7.2%, respectively, of our revenues were derived from our international operations. As part of our business strategy, we intend to expand our international franchise presence. Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will exascerbate the effects of these risks. These risks include, among others:

•	political and economic instability of foreign markets;

•	foreign governments’ restrictive trade policies;

•	inconsistent product regulation or sudden policy changes by foreign agencies or governments;

•	the imposition of, or increase in, duties, taxes, government royalties or non-tariff trade barriers;

•	difficulty in collecting international accounts receivable and potentially longer payment cycles;

•	increased costs in maintaining international franchise and marketing efforts;

•	exchange controls;

•	problems entering international markets with different cultural bases and consumer preferences; and

•	fluctuations in foreign currency exchange rates.

      Any of these risks could have a material adverse effect on our international operations and our growth strategy.

We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our revenues and growth prospects.

      The U.S. nutritional supplements retail industry is a large, highly fragmented and growing industry, with no single industry participant accounting for more than 10% of total industry retail sales. Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, mail order companies and a variety of other smaller participants. The market is also highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the United States, we also compete for sales with supermarkets, drugstores and mass merchants and with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as the Nature’s Bounty® and Nature’s Wealth® brands, sold by Vitamin World® and other retailers. In addition, as certain products become more mainstream, we experience increased competition for those products. For example, as the trend in favor of low-carbohydrate products has developed, we have experienced increased competition for our diet products from supermarkets, drug stores, mass merchants and other food companies. Our international competitors also include large international pharmacy chains, major international supermarket chains and other large U.S.-based companies with international operations. Our wholesale and manufacturing operations also compete with other wholesalers and manufacturers of third-party nutritional supplements such as Tree of Life® and Leiner Health Products. We may not be able to compete effectively, and any of the factors listed above may cause price reductions, reduced margins and losses of our market share.

We rely on our manufacturing operations to produce nearly all of the proprietary products we sell. Disruptions in our manufacturing system or losses of manufacturing certifications could adversely affect our sales and customer relationships.

      For the year ended December 31, 2003, and the three months ended March 31, 2004, our manufacturing operations produced approximately 32% and 33%, respectively, of the products we sold. Other than powders and liquids, nearly all of our proprietary products are produced in our manufacturing facilities. Any significant disruption in those operations for any reason, such as regulatory requirements and loss of certifications, power interruptions, fires, hurricanes, war or other force majeure, could adversely affect our sales and customer relationships.

If we fail to adequately protect or enforce our intellectual property rights, competitors may produce and market products similar to ours, which could adversely affect our revenues and market share.

      Our ability to compete effectively is dependent upon the proprietary nature of the trademarks, patents, designs and materials owned by, used by or licensed to us, such as our GNC and Pro Performance trademarks and our license from Procter & Gamble providing us the right to use its patent for calcium nitrate malaet. Although we attempt to protect such trademarks, patents, and other proprietary properties, both in the United States and in foreign countries through a combination of patent, trademark and trade secret laws and non-disclosure agreements, these may be insufficient. In addition, because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our products may not receive the same degree of protection in foreign countries as they would in the United States. In addition, we may not always be able to successfully enforce our trademarks and patents against competitors, or against challenges by others. For example, a third party is currently challenging our right to register in the United States certain marks that incorporate our GNC Live Well trademark. Also, some of our products are covered by patents to which we have a non-exclusive license from Numico. These patents have also been licensed to two of our competitors. In addition, we may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability.

Our substantial indebtedness could adversely affect our financial condition and otherwise adversely impact our operating income and growth prospects.

      As of March 31, 2004, our total indebtedness was approximately $513.3 million, and we had an additional $67.0 million available for borrowing on a secured basis under our revolving credit facility after giving effect to the use of $8.0 million of the revolving credit facility to secure letters of credit.

      Our substantial indebtedness could have important consequences to you. For example, it could:

•	require us to use all or a large portion of our cash to pay principal and interest on our indebtedness, which could reduce the availability of our cash to fund working capital, capital expenditures and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds, dispose of assets or pay cash dividends.

      Furthermore, all of our indebtedness under our subsidiary’s senior credit facility bears interest at variable rates. If these rates were to increase significantly, our subsidiary’s ability to borrow additional funds may be reduced and the risks related to our substantial indebtedness would intensify. In addition, we and our subsidiaries may be able to incur substantial additional indebtedness in the future.

      If we are unable to meet our obligations with respect to our indebtedness, we could be forced to restructure or refinance our indebtedness, seek equity financing or sell assets. If we are unable to restructure, refinance or sell assets in a timely manner or on terms satisfactory to us, we may default under our obligations. As of March 31, 2004, all of our indebtedness described above was subject to acceleration clauses. A default on any of our indebtedness obligations could trigger such acceleration clauses and cause those and our other obligations to become immediately due and payable. Upon an acceleration of such indebtedness, we may not be able to make payments under our indebtedness.

Our indebtedness restricts us from engaging in many activities and requires us to satisfy various financial tests, which may adversely affect our ability to grow and fully pursue our business strategies and opportunities.

      The senior credit facility and the indenture governing our subsidiary’s senior subordinated notes include certain covenants that, among other things, restrict our and our restricted subsidiaries’ ability to:

•	incur additional indebtedness and issue preferred stock;

•	make restricted payments;

•	allow restrictions on the ability of certain subsidiaries to make distributions;

•	sell assets;

•	enter into certain transactions with affiliates; and

•	create liens.

      We are also required by our subsidiary’s senior credit facility to maintain certain financial ratios, including, but not limited to, fixed charge coverage and maximum total leverage ratios. All of these covenants may restrict our ability to expand or to fully pursue our business strategies and opportunities. Our ability to comply with these and other provisions of the indenture governing our subsidiary’s senior subordinated notes and our subsidiary’s senior credit facility may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default under our or our subsidiaries’ indebtedness, which could cause those and other obligations to become immediately due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

Risks Relating To The Offering

Our controlling stockholder may take actions that conflict with your interests. This control may have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of other stockholders to approve transactions they deem to be in their best interest.

      Immediately following this offering and the use of proceeds therefrom,      % of our common stock will be held by our Principal Stockholder (      % if the underwriters exercise their over-allotment option in full). Pursuant to our stockholders’ agreement, each of our current stockholders, including our Principal Stockholder, has irrevocably granted to, and has appointed, Apollo Investment Fund V, L.P. (“Apollo Investment V”), an affiliate of our Principal Stockholder, as its proxy and attorney-in-fact to vote all of the shares of common stock held by such stockholder party at any time, for all matters subject to the vote of the stockholder in the manner determined by Apollo Investment V in its sole and absolute discretion, whether at any meeting of the stockholders or by written consent or otherwise. The proxy remains in effect for so long as Apollo Investment V and its affiliates, which includes our Principal Stockholder in certain circumstances, own at least 2,100,000 shares of common stock. Accordingly, upon consummation of the offering and giving effect to the use of proceeds therefrom, Apollo Investment V will have the right to vote shares representing           % of our common stock (          % if the underwriters exercise their over-allotment option in full). As a result, Apollo Investment V will continue to be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and it will have significant control over our management and policies. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest. See “Description of Capital Stock — Stockholders’ Agreement.”

The price of our common stock may fluctuate substantially, which could materially harm the market price of your shares.

      The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	conditions and trends in the end markets we serve;

•	announcements of significant new products by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	liquidity of our customers;

•	legislation or regulatory policies, practices or actions;

•	the commencement or outcome of litigation;

•	our sale of common stock or other securities in the future, or sales of our common stock by our Principal Stockholder;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

      In addition, the stock market in general, the New York Stock Exchange and the market for health and nutritional supplements companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. If any of these factors causes us to fail to meet the expectations of securities analysts or investors, or if adverse conditions prevail or are perceived to prevail with respect to our business, the price of our common stock would likely drop significantly.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

      We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, Centers is currently restricted from declaring or paying cash dividends to us pursuant to the terms of its senior credit facility and its senior subordinated notes, which effectively restricts us from declaring or paying any cash dividends. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Future sales of our common stock may depress our share price.

      After this offering and giving effect to the use of proceeds therefrom, we will have                      shares of common stock outstanding. The                      shares sold in this offering, or           shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering and the use of proceeds therefrom will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale

On the date of this prospectus
180 days after the date of this prospectus, although all but shares will be subject to certain volume limitations under Rule 144 of the Securities Act

      The above table assumes the effectiveness of the lock-up agreements under which our executive officers, directors and certain other holders of our common stock have agreed not to sell or otherwise dispose of their shares of common stock and that we or the representatives of the underwriters have not waived the market stand-off provisions applicable to holders of options to purchase our common stock. Holders of options to purchase                      shares of our common stock have entered into stock option agreements with us pursuant to which they have agreed not to sell or otherwise dispose of shares of common stock underlying these options for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc.

      Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements or the market stand-off provisions set forth in our stock option agreements.

      Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After the lock-up agreements pertaining to this offering expire, additional stockholders, including our Principal Stockholder, will be able to sell their shares in the public market, subject to legal restrictions on transfer. As soon as practicable upon completion of this offering, we also intend to file a registration statement covering shares of our common stock issued or reserved for issuance under our stock option plan. In addition, under our stockholders’ agreement, some of our stockholders are entitled to registration rights. Subject to the terms of the lock-up agreements, registration of the sale of these shares of our common stock would generally permit their sale into the market immediately after registration. These registration rights of our stockholders could impair our ability to raise capital by depressing the price of our common stock. We may also sell additional shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock. See “Shares Eligible for Future Sale” for more information.

As a new investor, you will experience substantial dilution in the net tangible book value of your shares.

      The initial public offering price of our common stock will be considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

•	contribute % of the total amount invested to fund our company, but will own only % of the shares of common stock outstanding after this offering and the use of proceeds therefrom.

      To the extent outstanding stock options are exercised, there will be further dilution to new investors. See “Dilution” for more information.

Certain provisions of our corporate governing documents and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

      Certain provisions of our organizational documents and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of us or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our certificate of incorporation and bylaws will, upon consummation of this offering, permit us to issue, without any further vote or action by the stockholders, up to                      shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares, constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series. In addition, our certificate of incorporation permits our board of directors to adopt amendments to our bylaws.

      Section 203 of the Delaware General Corporation Law also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See “Description of Capital Stock — Anti-Takeover Provisions of our Restated Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect.”

Our holding company structure makes us dependent on our subsidiaries for our cash flow and subordinates the rights of our stockholders to the rights of creditors of our subsidiaries in the event of an insolvency or liquidation of any of our subsidiaries.

      We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities. As a result, our cash flow depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries have no obligation to provide us with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our stockholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before we, as a stockholder, would be entitled to receive any distribution from that sale or disposal.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sale of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares.

      Throughout this prospectus, we use market data and industry forecasts and projections, which we have obtained from market research, publicly available information and industry publications. The industry forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected results will be achieved.

      We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our service marks and trademarks include the GNC® name. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “projects” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but we may not realize our expectations and our beliefs may not prove correct. Important factors that could cause our actual results to differ materially from the forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors,” and include, among others:

•	the incurrence of material products liability;

•	the failure of our franchisees to conduct their operations profitably;

•	unfavorable publicity or consumer perception of our products;

•	costs of compliance with governmental regulations;

•	our failure to respond to changing consumer preferences and the demand for new products and services;

•	our product liability claims exposure, particularly for claims for which we self-insure;

•	our failure to comply with FTC regulations and existing consent decrees;

•	limitations from franchise regulations to terminate or replace under-performing franchises;

•	economic, political and other risks associated with our international operations;

•	significant competition in our industry;

•	our reliance on our manufacturing operations to produce nearly all of the proprietary products we sell;

•	the failure to adequately protect or enforce our intellectual property rights against competitors;

•	the impact of our substantial indebtedness on our operating income and growth prospects; and

•	the impact of restrictions and covenants under our indebtedness on our ability to grow and fully pursue business strategies.

      All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $278.5 million based on an assumed initial public offering price of $           per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

      We intend to use $                    of the net proceeds from this offering to repurchase                      shares of common stock owned by our Principal Stockholder at a price per share equal to the public offering price per share, less the underwriting discounts. We intend to contribute $100 million of the net proceeds from this offering to Centers to enable it to redeem approximately $           million aggregate principal amount of its outstanding 8 1/2% senior subordinated notes due 2010 at a redemption price of 108.5%, plus accrued and unpaid interest through the redemption date. We intend to cause Centers to declare a dividend to us of $                     million, which we intend to use, together with our remaining net proceeds and cash on hand, to redeem all $100 million in liquidation preference of our outstanding Series A preferred stock at a redemption price of 112.0%, plus accumulated dividends not paid in cash through the redemption date.

      Centers issued the senior subordinated notes to finance a portion of the Acquisition in December 2003. The senior subordinated notes bear interest at an annual rate of 8 1/2% and mature on December 1, 2010.

      To the extent that the underwriters exercise their option to purchase additional shares of common stock to cover over-allotments, we will use all of the proceeds we receive from the exercise of this option, less the underwriting discounts, to repurchase that same number of shares from our Principal Stockholder at a price per share equal to the public offering price per share, less the underwriting discounts.

DIVIDEND POLICY

      We currently do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, our future earnings, capital requirements, financial condition, future prospects and the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits. Centers is currently restricted from declaring or paying cash dividends to us pursuant to the terms of its senior credit facility and its senior subordinated notes, which effectively restricts us from declaring or paying any cash dividends.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004 on:

•	an actual basis; and

•	an as adjusted basis, giving effect to the completion of this offering, including the application of the estimated net proceeds from this offering described under “Use of Proceeds.”

      The table below should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” “Description of Certain Indebtedness” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2004

		As
	Actual	Adjusted(1)
(in millions)
Cash and cash equivalents(2)	$68.1

Debt:
Senior credit facility(3)	$284.3
Mortgage and capital leases	14.0
Senior subordinated notes(4)	215.0

Total debt	$513.3

Cumulative redeemable exchangeable preferred stock, $0.01 par value; 110,000 shares authorized, 100,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted(5)	$103.5
Stockholders’ equity:
Common stock, $0.01 par value; 100,000,000 shares authorized, 29,854,663 shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, as adjusted(6)	0.3
Paid-in-capital	178.3
Retained earnings	13.1
Accumulated other comprehensive income (loss)	(0.1)

Total stockholders’ equity	191.6

Total capitalization	$808.4

(1)	The as adjusted data give effect to this offering, including the application of the net proceeds as described under “Use of Proceeds,” as if this offering occurred on such date. For further information regarding the nature and amounts of the adjustments and any assumptions, please refer to the notes to “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus. The as adjusted data include the effect of this offering as follows:

(a)	The use of a portion of the net proceeds from this offering to redeem approximately $ million of Centers’ 8 1/2% senior subordinated notes due 2010.

(b)	The reduction of accrued interest of $ million related to the redemption of Centers’ 8 1/2% senior subordinated notes due 2010.

(c)	The redemption of approximately $ million of our cumulative redeemable exchangeable preferred stock with cash on hand and a distribution to us from Centers in connection with this offering.

(d)	Decrease in retained earnings of $ million attributable to $ million premium paid for the redemption of Centers’ 8 1/2% senior subordinated notes due 2010, $ million premium paid for the redemption of our cumulative redeemable exchangeable preferred stock and $ million in deferred financing fees related to the redemption of Centers’ 8 1/2% senior subordinated notes due 2010.

(e)	Increase in paid-in-capital of $ million.

(2)	We intend to use cash on hand to redeem a portion of our outstanding preferred stock in connection with this offering. We expect to use a distribution to us from Centers to redeem the remaining preferred stock. Please see note (5) below.

(3)	The senior credit facility consists of a $75.0 million revolving credit facility and a $285.0 million term loan facility. As of March 31, 2004, no amounts had been drawn on the revolving credit facility. Total availability under the revolving credit facility was $67.0 million, after giving effect to $8.0 million outstanding letters of credit.

(4)	We intend to contribute a portion of the net proceeds from this offering to enable Centers to redeem approximately $ million aggregate outstanding principal amount of the senior subordinated notes.

(5)	We intend to use cash on hand plus a distribution to us from Centers to redeem all of our outstanding preferred stock in connection with this offering. Please see note (2) above.

(6)	We intend to use a portion of the net proceeds from this offering to repurchase shares of our common stock from our Principal Stockholder.

DILUTION

      At March 31, 2004, the net tangible book value of our common stock was approximately $           million, or approximately $           per share of our common stock. After giving effect to the issuance of                      shares of our common stock upon exercise of outstanding options and the sale of shares of our common stock in this offering at an assumed initial public offering price of $           per share, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses of this offering, the as adjusted net tangible book value at March 31, 2004 attributable to common stockholders would have been approximately $           million, or approximately $           per share of our common stock. This represents a net increase in net tangible book value of $           per share, and an immediate dilution in net tangible book value of $           per share to new stockholders. The following table illustrates this per share dilution to new stockholders:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2004	$
Increase per share attributable to the issuance of shares of our common stock upon exercise of all outstanding options	$
Increase per share attributable to this offering	$
As adjusted net tangible book value per share after this offering		$
Dilution per share to new stockholders		$

      The table below summarizes, as of                     , 2004, the differences for (1) our existing stockholders, (2) shares issuable upon exercise of outstanding options and (3) investors in this offering, with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting fees and expenses.

	Shares Issued		Total Consideration		Average
Price Per
	Number	Percentage	Amount	Percentage	Share

Existing stockholders		%		%
Shares issuable upon exercise of outstanding options		%		%
New stockholders in this offering		%		%
Total		%		%

      The discussion and tables above exclude                      shares of our common stock available for future grant or issuance under our stock plans.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

      The unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and for the three months ended March 31, 2004 give effect to the Acquisition and this offering, including the application of the net proceeds as described under “Use of Proceeds,” as if each had been consummated on January 1, 2003. Pursuant to the Acquisition, on December 5, 2003, Centers acquired 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico. The purchase price was $747.4 million, consisting of $733.2 million in cash and the assumption of $14.2 million of mortgage debt. The cash portion was paid through a combination of proceeds from Centers’ issuance of its 8 1/2% senior subordinated notes, borrowings under Centers’ senior credit facility and an equity contribution to us from our Principal Stockholder in exchange for our common and preferred stock. We contributed the full amount of the equity contribution to Centers to fund a portion of the purchase price. For further information about the Acquisition, see “Business — Company History” and our “Summary of Significant Accounting Policies” in the notes to our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet as of March 31, 2004 gives effect to this offering and the application of the net proceeds as set forth under “Use of Proceeds” as if this offering occurred on such date. The unaudited pro forma consolidated balance sheet only gives effect to events occurring or deemed to have occurred on March 31, 2004. Because the Acquisition was consummated in the fourth quarter of 2003, the pro forma unaudited consolidated balance sheet already reflects the Acquisition. The unaudited pro forma consolidated financial data do not purport to represent what our results of operations would have been if the Acquisition and this offering had occurred as of the dates indicated, nor are they indicative of results for any future periods. The unaudited pro forma consolidated financial data have been prepared giving effect to the Acquisition as a purchase in accordance with SFAS No. 141, “Business Combinations.” Under purchase accounting, the total Acquisition consideration is allocated to our assets and liabilities based upon preliminary estimates of fair value. The final allocations of Acquisition consideration will be based on management’s final valuation analyses. Any adjustments based on the final valuation analyses may change the allocation of the Acquisition consideration.

      The unaudited pro forma consolidated financial data are presented for informational purposes only and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements including the notes thereto included elsewhere in this prospectus.

GNC CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003
(In thousands, except share data)

	Combined	Acquisition			Offering		Pro Forma
	Historical(1)	Adjustments(2)		Pro Forma	Adjustments(3)(4)		As Adjusted

Revenues	$1,429,497	$—		$1,429,497	$—		$1,429,497
Cost of sales, including costs of warehousing, distribution and occupancy	998,440	(26,899	)(a)	971,541	—		971,541

Gross profit	431,057	26,899		457,956	—		457,956
Compensation and related benefits	251,709	—		251,709	—		251,709
Advertising and promotion	38,927	—		38,927	—		38,927
Other selling, general and administrative	76,036	(9,807	)(b)	66,229	—		66,229
Other income	(10,063)	—		(10,063)	—		(10,063)
Impairment of goodwill and intangible assets	709,367	—		709,367	—		709,367

Operating (loss) income	(634,919)	36,706		(598,213)	—		(598,213)
Interest expense, net	123,898	(91,959	)(c)	31,939	(3,648	)(f)	28,291

(Loss) income before income taxes	(758,817)	128,665		(630,152)	3,648		(626,504)
Income tax benefit (expense)	174,250	(46,963	)(d)	127,287	(1,331	)(g)	125,956

Net (loss) income	$(584,567)	$81,702		$(502,865)	$2,317		$(500,548)

Income (loss) per share — Basic and Diluted:
Net income (loss) from continuing operations before cumulative effect from accounting change	$(584,567)	$81,702		$(502,865)
Cumulative redeemable exchangeable preferred stock dividends and accretion	(891)	(12,641	)(e)	(13,532)
Net income (loss) from continuing operations available for common stockholders	(585,458)	69,061		(516,397)
Weighted average common shares outstanding — basic and diluted	29,566,666	29,566,666		29,566,666
Basic and diluted (loss) income per share	$(19.80)	$2.34		$(17.47)

(1)	The combined historical amounts represent the period ended December 4, 2003 combined with the 27 days ended December 31, 2003.

(2)	Reflects adjustments attributable to the Acquisition.

(a)	Represents adjustments resulting from the asset valuations recorded at December 5, 2003 in connection with the Acquisition to reflect the application of purchase accounting under SFAS No. 141, “Business Combinations” for the Acquisition.

• The inventory adjustment represents an increased basis of $1,721 resulting from the adjustment to fair value. This increase in basis was recognized as increased costs over a period of four months following consummation of the Acquisition. Accordingly, the $430 represents the increased cost recognized in the period from December 5 through December 31, 2003, and the remaining $1,291 represents the increased cost recognized in the three months ended March 31, 2004.

• The property, plant and equipment adjustment represents a decrease in depreciation expense, which resulted from a decrease in the carrying amount of assets of $64,589 based on adjustments to fair value that resulted from the revaluation of the entire asset base as well as a recalculation of the remaining useful life of each asset.

Inventory	$(430)
Property, plant and equipment	(26,469)

$(26,899)

(b)	Represents the following adjustments to other selling, general and administrative expenses:

	Historical	Pro Forma	Pro Forma
	Amount	Amount	Adjustment

Amortization of intangibles (i)	$8,171	$3,793	$(4,378)
Management fees (ii)	125	1,500	1,375
Research and development (iii)	4,978	—	(4,978)
Transaction fees and expenses (iv)	—	(2,229)	(2,229)
Directors fees (v)	97	500	403

	$13,371	$3,564	$(9,807)

(i)	Represents a reduction of the historical amortization recorded during the period as a result of a reduction in the book value of $29.3 million of intangible assets to reflect the application of purchase accounting under SFAS No. 141, “Business Combinations” for the Acquisition.

(ii)	Represents management fees that would have been paid to Apollo Management V, L.P. for the year ended December 31, 2003 under the management agreement entered into in connection with the Acquisition. The agreement provides for fees of $125,000 per month.

(iii)	Represents adjustments to eliminate expenses allocated to us from related subsidiaries of Numico. We have not assumed these obligations subsequent to the Acquisition.

(iv)	Represents the elimination of fees and expenses directly related to the Acquisition.

(v)	Represents adjustments to reflect differences in fees that we paid to our directors prior to the Acquisition and what we would have paid to our directors for the year ended December 31, 2003 giving effect to the Acquisition.

(c)	Reflects the difference between the interest expense associated with the pre-Acquisition indebtedness and the indebtedness incurred in connection with the Acquisition. The interest rate under the senior credit facility is based on a variable interest rate as set forth in the related loan agreement. Interest on the senior subordinated notes accrues at a fixed rate of 8.5% as set forth in the terms of the notes. Please refer to note 9 of our consolidated financial statements included elsewhere in this prospectus for a further discussion of these rates. A 1/8% change in interest rates would increase or decrease our annual interest cost by approximately $356.

	Historical	Pro Forma	Pro Forma
	Amount	Amount	Adjustment

Interest expense related to debt	$121,542 (i)	$28,060 (ii)	$(93,482)
Interest expense related to deferred financing fees (iii)	—	1,523	1,523

	$121,542	$29,583	$(91,959)

(i)	Includes interest expense on Numico debt from January 1 through December 4, 2003.

(ii)	Includes interest on the following debt:

	Outstanding	Annual	Days Pro
	Balances	Interest Rate	Forma	Interest

Senior credit facility	$285,000	4.22%	338	$11,137
Senior subordinated notes	$215,000	8.50%	338	16,923

				$28,060

(iii)	Represents expenses attributable to the issuance of the senior subordinated notes issued in connection with the Acquisition. Total deferred financing fees related to the senior subordinated notes of $10,654 are being amortized over seven years.

(d)	Reflects pro forma tax effect of above adjustments at an estimated combined statutory rate of 36.5%.

Total pro forma adjustments	$128,665
Tax rate	36.5%

Pro forma tax effect	$46,963

(e)	Reflects the preferred stock dividends and accretion for the year ended December 31, 2003.

(3)	Reflects adjustments attributable to this offering and the application of the net proceeds as described under “Use of Proceeds.”

(f)	Reflects a reduction in interest expense and deferred financing fees as a result of the early extinguishment of $39.6 million of the senior subordinated notes.

Year Ended
December 31,
2003

Interest expense	$3,367
Deferred financing fees(i)	281

$3,648

(i)	Represents expense attributable to the retirement of a portion of the senior subordinated notes issued in connection with the Acquisition. Total deferred financing fees related to the extinguishment of this debt were $1,963, which are being amortized over seven years resulting in an annual expense of $281.

(g)	Reflects the pro forma tax effect of the above offering adjustments at an estimated combined statutory rate of 36.5%.

Total offering adjustments	$(3,648)
Tax rate	36.5%

Pro forma tax effect	$(1,331)

(4)	As a result of this offering, the following expenses are expected to be incurred upon the redemption of the cumulative redeemable exchangeable preferred stock, the redemption of a portion of the senior subordinated notes and the write-off of the related financing fees.

Premium paid upon redemption of a portion of the senior subordinated notes	$(3,367)
Premium paid for redemption of preferred stock	(12,000)
Reduction in deferred financing fees related to redemption of a portion of the senior subordinated notes	(1,872)

$(17,239)

These adjustments have not been reflected in the Unaudited Pro Forma Consolidated Statement of Operations as they represent one-time charges and will not have a continuing impact on our results of operations. During the period in which this offering is finalized, the premiums will be paid in cash, and all of the above will be recognized as expense.

GNC CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2004
(In thousands, except share data)

		Acquisition			Offering		Pro Forma
	Historical	Adjustments(1)		Pro Forma	Adjustments(2)(3)		As Adjusted

Revenues	$372,555	$—		$372,555	$—		$372,555
Cost of sales, including costs of warehousing, distribution and occupancy	247,143	(1,291	)(a)	245,852	—		245,852

Gross profit	125,412	1,291		126,703	—		126,703
Compensation and related benefits	61,100	—		61,100	—		61,100
Advertising and promotion	12,556	—		12,556	—		12,556
Other selling, general and administrative	17,823	—		17,823	—		17,823
Other income	(193)	—		(193)	—		(193)

Operating income	34,126	1,291		35,417	—		35,417
Interest expense, net	8,694	—		8,694	(909	)(c)	7,785

Income before income taxes	25,432	1,291		26,723	909		27,632
Income tax expense	(9,244)	(471	)(b)	(9,715)	(332	)(d)	(10,047)

Net income	$16,188	$820		$17,008	$577		$17,585

Income per Share — Basic and Diluted:
Net (loss) income from continuing operations before cumulative effect from accounting change	$16,188	$820		$17,008
Cumulative redeemable exchangeable preferred stock dividends and accretion	(3,037)	—		—

Net income from continuing operations available for common stockholders	13,151	820		17,008
Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071		29,728,071
Basic and diluted earnings per share	$0.44	$0.03		$0.57

(1)	Reflects adjustments attributable to the Acquisition.

(a)	Represents adjustments resulting from inventory valuations recorded at December 5, 2003 in connection with the Acquisition to reflect the application of purchase accounting under SFAS No. 141, “Business Combinations” for the Acquisition. This adjustment for the recognition of the increased inventory value due to the application of SFAS No. 141 was necessary in the Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2004, as this expense was recognized in the historical results for such period and was a one-time, non-recurring item related to the Acquisition. The inventory adjustment represents an increased basis of $1,721 resulting from an adjustment to fair value and was recognized as increased costs over a period of four months following consummation of the Acquisition. Accordingly, the $1,291 represents the increased cost recognized in the three months ended March 31, 2004, and the remaining $430 represents the increased cost recognized in the period from December 5, 2003 through December 31, 2003. These inventory valuation adjustments were fully recognized in the historical balance sheet at March 31, 2004.

(b)	Reflects the pro forma tax effect of above adjustment at an estimated combined statutory rate of 36.5%.

Total pro forma adjustments	$1,291
Tax rate	36.5%

Pro forma tax effect	$(471)

(2)	Reflects adjustments attributable to this offering and the application of the net proceeds described under “Use of Proceeds.”

(c)	Reflects a reduction in interest expense and deferred financing fees as a result of the early extinguishment of $39.6 million of the senior subordinated notes.

Interest expense	$839
Deferred financing fees(i)	70

$909

(i)	Represents expense attributable to the retirement of a portion of the senior subordinated notes issued in connection with the Acquisition, which are being amortized over seven years.

(d)	Reflects the pro forma tax effect of the above offering adjustments at an estimated combined statutory rate of 36.5%.

Total offering adjustments	$(909)
Tax rate	36.5%

Pro forma tax effect	$(332)

(3)	As a result of this offering, the following expenses are expected to be incurred upon the redemption of the cumulative redeemable exchangeable preferred stock, the redemption of a portion of the senior subordinated notes and the write-off of related financing fees.

Premium paid upon redemption of a portion of the senior subordinated notes	$(3,367)
Premium paid for redemption of preferred stock	(12,000)
Reduction in deferred financing fees related to redemption of a portion of the senior subordinated notes	(1,872)

$(17,239)

These adjustments have not been reflected in the Unaudited Pro Forma Consolidated Statement of Operations as they represent one time charges and will not have a continuing impact on our results of operations. During the period in which this offering is finalized, the premiums will be paid in cash, and all of the above will be recognized as expense.

GNC CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of March 31, 2004
(In thousands)

		Offering
	Historical	Adjustments		As Adjusted

Current assets:
Cash and cash equivalents	$68,131	$(40,000	)(a)	$28,131
Receivables, net	88,142	—		88,142
Inventories	283,035	—		283,035
Deferred tax assets	15,933	—		15,933
Other current assets	31,650	—		31,650

Total current assets	486,891	(40,000)		446,891
Long-term assets:
Goodwill, net	82,756	—		82,756
Brands, net	212,000	—		212,000
Other intangible assets, net	31,663	—		31,663
Property, plant and equipment, net	198,372	—		198,372
Deferred financing fees	19,025	(1,872	)(b)	17,153
Deferred tax assets	13,949	—		13,949
Other long-term assets	27,370	—		27,370

Total long-term assets	585,135	(1,872)		583,263

Total assets	$1,072,026	$(41,872)		$1,030,154

Current liabilities:
Accounts payable	$124,238	$—		$124,238
Accrued payroll and related liabilities	23,713	—		23,713
Accrued income taxes	8,322	—		8,322
Accrued interest	6,371	(1,079	)(c)	5,292
Current portion, long-term debt	3,862	—		3,862
Other current liabilities	91,602	—		91,602

Total current liabilities	258,108	(1,079)		257,029

Long-term liabilities:
Senior credit facility	281,438	—		281,438
Mortgage	12,919	—		12,919
Senior subordinated notes	215,000	(39,617	)(d)	175,383
Capital leases	34	—		34
Other long-term liabilities	9,414	—		9,414

Total long-term liabilities	518,805	(39,617)		479,188

Total liabilities	776,913	(40,696)		736,217
Cumulative exchangeable preferred stock, $0.01 par value, 110,000 shares authorized; issued and outstanding 100,000 shares historical and pro forma; no shares authorized, issued or outstanding pro forma as adjusted	103,487	(103,487	)(e)	—
Stockholders’ equity:
Common stock, $0.01 par value, 100,000,000 shares authorized; issued and outstanding 29,854,663 shares historical and pro forma; 100,000,000 shares authorized; issued and outstanding shares pro forma as adjusted	299	—		299
Paid-in-capital	178,292	119,550	(f)	297,842
Retained earnings	13,151	(17,239	)(b)	(4,088)
Accumulated other comprehensive loss	(116)	—		(116)

Total stockholders’ equity	191,626	102,311		293,937

Total liabilities and stockholders’ equity (deficit)	$1,072,026	$(41,872)		$1,030,154

(a)	Reflects the use of cash on hand to redeem a portion of our preferred stock in connection with this offering as described under “Use of Proceeds.” We expect to use a distribution to us from Centers to redeem the remaining preferred stock. Please refer to “Use of Proceeds” and note (e) below.

(b)	Reflects a reduction in deferred financing fees and a reduction in retained earnings attributable to the following:

Premium paid upon redemption of a portion of the senior subordinated notes	$(3,367)
Premium paid for redemption of preferred stock	(12,000)
Reduction in deferred financing fees related to redemption of a portion of the senior subordinated notes	(1,872)

$(17,239)

(c)	Reflects the elimination of accrued interest associated with the redemption of $39.6 million of the senior subordinated notes.

(d)	Reflects the redemption of a portion of the senior subordinated notes with a portion of the net proceeds from this offering as described under “Use of Proceeds.”

(e)	Reflects the redemption of our preferred stock with cash on hand plus a distribution to us from Centers as described under “Use of Proceeds.” Please also refer to note (a) above.

(f)	Reflects gross proceeds of $300.0 million from our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the range set forth on the cover page of this prospectus, less transaction fees of $21.5 million and the use of $ million of net proceeds to repurchase common shares from our Principal Stockholder at $ per share. This share repurchase would have no impact on total stockholders’ investment or total capitalization. See “Use of Proceeds.”

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data presented below for the period from: (i) February 7, 1999 to August 7, 1999 and as of August 7, 1999, and (ii) August 8, 1999 to December 31, 1999 and as of December 31, 1999 are derived from our unaudited consolidated financial statements and accompanying notes not included in this prospectus. The selected consolidated financial data for the period from February 7, 1999 to August 7, 1999 represent the period in 1999 prior to the purchase of General Nutrition Companies, Inc. by Numico. The selected consolidated financial data for the period from August 8, 1999 to December 31, 1999 represent the period in 1999 that General Nutrition Companies, Inc. was owned by Numico.

      The selected consolidated financial data presented below as of and for the year ended December 31, 2000 and as of December 31, 2001, are derived from our audited consolidated financial statements and accompanying notes not included in this prospectus. The selected consolidated financial data presented below for the year ended December 31, 2001 and as of and for the year ended December 31, 2002 are derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2000, 2001 and 2002 represent calendar years during which General Nutrition Companies, Inc. was owned by Numico.

      On December 5, 2003, Centers, our wholly owned subsidiary, acquired 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico USA, Inc. in a business combination accounted for under the purchase method of accounting. As a result, the financial data presented for 2003 include a predecessor period from January 1, 2003 through December 4, 2003 and a successor period from December 5, 2003 through December 31, 2003. The selected consolidated financial data presented below for (i) the period from January 1, 2003 to December 4, 2003 and as of December 4, 2003, and (ii) the 27 days ended December 31, 2003 and as of December 31, 2003 are derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The selected consolidated financial data for the period from January 1, 2003 to December 4, 2003 represent the period in 2003 that General Nutrition Companies, Inc. was owned by Numico. The selected consolidated financial data for the 27 days ended December 31, 2003 represent the period of operations in 2003 subsequent to the Acquisition.

      As a result of the Acquisition, the consolidated statements of operations for the successor periods includes the following: interest and amortization expense resulting from the senior credit facility and issuance of the senior subordinated notes, amortization of intangible assets related to the Acquisition, and management fees that did not exist prior to the Acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of Acquisition became their new cost basis. Results of operations for the successor periods are affected by the newly established cost basis of these assets.

      The selected consolidated financial data presented below as of and for the three months ended March 31, 2003 and March 31, 2004 are derived from our unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for such periods and as of such dates. Our results for interim periods are not necessarily indicative of our results for a full year’s operations. General Nutrition Companies, Inc. was owned by Numico for the three months ended March 31, 2003.

      You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor						Successor	Predecessor	Successor

	Period from
	February 7,	Period from				Period from		Three	Three
	1999	August 8,				January 1,		Months	Months
	to	1999 to	Year Ended December 31,			2003 to	27 Days Ended	Ended	Ended
	August 7,	December 31,				December 4,	December 31,	March 31,	March 31,
	1999	1999	2000	2001	2002	2003	2003	2003	2004

(dollars in millions, except share data)
Statement of Operations Data:
Revenues:
Retail	$513.1	$376.3	$1,075.7	$1,123.1	$1,068.6	$993.3	$66.2	$266.4	$279.6
Franchising	134.0	98.4	273.4	273.1	256.1	241.3	14.2	59.7	64.2
Manufacturing/ Wholesale	62.8	51.3	96.3	112.9	100.3	105.6	8.9	25.0	28.8

Total revenues	709.9	526.0	1,445.4	1,509.1	1,425.0	1,340.2	89.3	351.1	372.6
Cost of sales, including costs of warehousing, distribution and occupancy	525.5	361.8	953.2	1,013.3	969.9	934.9	63.6	241.2	247.2

Gross profit	184.4	164.2	492.2	495.8	455.1	405.3	25.7	109.9	125.4
Compensation and related benefits	117.0	67.6	231.8	246.6	245.2	235.0	16.7	59.9	61.1
Advertising and promotion	31.6	21.9	47.2	41.9	52.1	38.4	0.5	16.8	12.6
Other selling, general and administrative	23.8	40.7	146.1	140.7	86.0	70.9	5.1	21.3	17.8
Other expense (income) (1)	—	—	99.9	(3.4)	(211.3)	(10.1)	—	0.3	(0.2)
Impairment of goodwill and intangible assets(2)	—	—	—	—	222.0	709.4	—	—	—

Operating income (loss)	12.0	34.0	(32.8)	70.0	61.1	(638.3)	3.4	11.6	34.1
Interest expense, net	24.8	54.8	142.6	140.0	136.3	121.1	2.8	32.3	8.7
Gain on sale of marketable securities	—	—	—	—	(5.0)	—	—	—	—

(Loss) income before income taxes	(12.8)	(20.8)	(175.4)	(70.0)	(70.2)	(759.4)	0.6	(20.7)	25.4
Income tax (benefit) expense	(16.7)	(4.5)	(25.3)	(14.1)	1.0	(174.5)	0.2	1.7	9.2

Net income (loss) before cumulative effect of accounting change	3.9	(16.3)	(150.1)	(55.9)	(71.2)	(584.9)	0.4	(22.4)	16.2
Loss from cumulative effect of accounting change, net of tax(3)	—	—	—	—	(889.7)	—	—	—	—

Net income (loss)(4)	$3.9	$(16.3)	$(150.1)	$(55.9)	$(960.9)	$(584.9)	$0.4	$(22.4)	$16.2

Basic and Diluted — (Loss) Income Per Share:
Net (loss) income	$3.9	$(16.3)	$(150.1)	$(55.9)	$(960.9)	$(584.9)	$0.4	$(22.4)	$16.2
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	—	—	—	—	—	(0.9)	—	(3.0)

Net (loss) income available to common stockholders	$3.9	$(16.3)	$(150.1)	$(55.9)	$(960.9)	$(584.9)	$(0.5)	$(22.4)	$13.2

Net (loss) income per share from continuing operations before cumulative effect of accounting change	$0.13	$(0.55)	$(5.05)	$(1.88)	$(2.40)	$(19.68)	$(0.02)	$(0.75)	$0.44
Loss per share from cumulative effect of accounting change	$—	$—	$—	$—	$(29.93)	$—	$—	$—	$—

Net (loss) income per share	$0.13	$(0.55)	$(5.05)	$(1.88)	$(32.33)	$(19.68)	$(0.02)	$(0.75)	$0.44

Weighted average common shares outstanding — basic and diluted(5)	29,728,071	29,728,071	29,728,071	29,728,071	29,728,071	29,728,071	29,728,071	29,728,071	29,728,071

Balance Sheet Data (at end of period):
Cash and cash equivalents	$2.1	$20.3	$10.5	$16.3	$38.8	$9.4	$33.2	$47.4	$68.1
Working capital(6)	178.1	365.5	215.2	140.8	153.6	96.2	199.6	139.3	228.8
Total assets	1,151.8	3,357.9	3,216.5	3,071.8	1,878.3	1,038.1	1,024.9	1,815.7	1,072.0
Total debt	851.2	1,968.4	1,892.1	1,883.3	1,840.1	1,747.4	514.2	1,764.9	513.3
Cumulative redeemable exchangeable preferred stock	—	—	—	—	—	—	100.5	—	103.5
Stockholders’ equity and deficit	112.9	667.1	523.1	469.0	(493.8)	(1,077.1)	177.3	(515.6)	191.6

	Predecessor						Successor	Predecessor	Successor

	Period from
	February 7,	Period from				Period from		Three	Three
	1999	August 8,				January 1,		Months	Months
	to	1999 to	Year Ended December 31,			2003 to	27 Days Ended	Ended	Ended
	August 7,	December 31,				December 4,	December 31,	March 31,	March 31,
	1999	1999	2000	2001	2002	2003	2003	2003	2004

(dollars in millions)
Other Data:
Net cash provided by operating activities			$100.0	$75.8	$111.0	$92.9	$4.7	$91.6	$48.5
Net cash (used in) investing activities			$(42.0)	$(48.1)	$(44.5)	$(31.5)	$(740.0)	$(6.8)	$(13.3)
Net cash (used in) provided by financing activities			$(66.9)	$(21.6)	$(44.3)	$(90.8)	$759.2	$(75.4)	$(0.2)
EBITDA(7)			$91.8	$192.0	$(765.5)	$(579.2)	$5.7	$27.0	$43.4
Capital expenditures(8)	$63.6	$38.4	$31.6	$29.2	$51.9	$31.0	$1.8	$7.0	$5.3
Number of stores (at end of period):
Company-owned stores(9)	2,721	2,793	2,842	2,960	2,898	2,757	2,748	2,879	2,684
Franchised stores(9)	1,522	1,584	1,718	1,821	1,909	1,978	2,009	1,936	2,008
Store-within-a-store locations(9)	157	311	544	780	900	988	988	979	987
Same store sales growth
Domestic company- owned(10)	(1.1% )	1.8%	6.5%	1.7%	(6.6% )	(0.4% )
Domestic franchised(11)	4.3%	5.4%	3.9%	3.4%	(3.2% )	0.2%

(1)	Other expense for 2000 represents an expense associated with the reduction of the market value of certain equity investments. Other income for 2001, 2002 and the period ended December 4, 2003 includes $3.6 million, $214.4 million, and $7.2 million respectively, received from legal settlement proceeds that we collected from a raw material pricing settlement.

(2)	On January 1, 2002, we adopted SFAS No. 142, which requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. For the periods ended December 31, 2002 and December 4, 2003, we recorded impairment charges of $222.0 million (pre-tax), and $709.4 million (pre-tax), respectively, for goodwill and other intangibles as a result of decreases in expectations regarding growth and profitability.

(3)	Upon adoption of SFAS No. 142, we recorded a one-time impairment charge in the first quarter of 2002 of $889.7 million, net of tax to reduce the carrying amount of goodwill and other intangibles to their implied fair value.

(4)	A table outlining the impact of the adoption of SFAS No. 142 on the reported net loss as a result of the non-amortization of goodwill beginning on January 1, 2002 is included in note 5 to our consolidated financial statements included elsewhere in this prospectus.

(5)	We have reflected the weighted average common shares outstanding of our predecessor to be the number of shares outstanding of our successor for each comparable period. The actual weighted average common shares outstanding of our predecessor for the periods ended December 31, 1999, 2000, 2001, 2002 and December 4, 2003 was 1,000 shares. For the period ended August 7, 1999, our predecessor’s actual weighted average common shares outstanding was 68.3 million shares.

(6)	Working capital represents current assets less current liabilities.

(7)	EBITDA as used herein represents net (loss) income before interest expense, net, income tax (benefit) expense, depreciation and amortization. We present EBITDA because we consider it a useful analytical tool for measuring our liquidity and our ability to service our debt and generate cash for other purposes. We also use EBITDA to determine our compliance with certain covenants in Centers’ senior credit facility and as a measurement for the calculation of management incentive compensation and our leverage capacity. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to GAAP cash flow from operating activities as a measure of our profitability or liquidity. We understand that although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, our calculation of EBITDA may not be comparable to other similarly titled measures reported by other companies. The following table reconciles EBITDA to cash from operating activities as determined in accordance with GAAP for the periods indicated:

	Predecessor				Successor	Predecessor	Successor

				Period from		Three	Three
	Year Ended			January 1,	27 Days	Months	Months
	December 31,			2003 to	Ended	Ended	Ended
				December 4,	December 31,	March 31,	March 31,
(dollars in millions)	2000	2001	2002	2003	2003	2003	2004

Net cash provided by operating activities	$100.0	$75.8	$111.0	$92.9	$4.7	$91.6	$48.5
Changes in working capital accounts	50.7	106.4	183.2	(156.0)	1.0	(64.7)	(2.9)
Increase (decrease) in net deferred taxes	55.7	24.4	44.9	197.6	0.2	0.1	(1.4)
Changes in stock-based compensation	(7.1)	(14.6)	2.0	(4.3)	—	—	—
Loss from cumulative effect of accounting change, net of tax	(100.2)	—	(889.7)	—	—	—	—
Impairment of goodwill and intangible assets	—	—	(222.0)	(709.4)	—	—	—
(Loss) gain on sale of marketable securities	(7.3)	—	5.1	—	—	—	—
Amortization of deferred financing fees	—	—	—	—	(0.2)	—	(0.8)

EBITDA(a)	$91.8	$192.0	$(765.5)	$(579.2)	$5.7	$27.0	$43.4

(a)	For the full year ended December 31, 2003, EBITDA was $(573.5) million. EBITDA includes (i) non-cash goodwill and intangible impairment losses of $222.0 million (pre-tax) and $709.4 million (pre-tax) incurred in the year ended December 31, 2002 and for the period January 1, 2003 to December 4, 2003, respectively and (ii) a loss from cumulative effect of an accounting change of $889.7 million, net of tax, for the year ended December 31, 2002.

(8)	Capital expenditures for 2002 included approximately $13.9 million incurred in connection with our store reset and upgrade program and approximately $74.7 million of capital expenditures in 1999 to construct our manufacturing facility in Anderson, South Carolina. For the full year ended December 31, 2003, capital expenditures were $32.8 million.

(9)	The following table summarizes our stores for the periods indicated:

		Predecessor					Successor	Predecessor	Successor

	Period from	Period from				Period from		Three	Three
	February 7,	August 8,				January 1,		Months	Months
	1999 to	1999 to	Year Ended December 31,			2003 to	27 Days Ended	Ended	Ended
	August 7,	December 31,				December 4,	December 31,	March 31,	March 31,
	1999	1999	2000	2001	2002	2003	2003	2003	2004

Company-Owned Stores
Beginning of period balance	2,608	2,721	2,793	2,842	2,960	2,898	2,757	2,898	2,748
Store openings	133	89	160	220	117	80	4	18	23
Store closings	(20)	(17)	(111)	(102)	(179)	(221)	(13)	(37)	(87)

End of period balance	2,721	2,793	2,842	2,960	2,898	2,757	2,748	2,879	2,684

Franchised Stores
Beginning of period balance	1,422	1,522	1,584	1,718	1,821	1,909	1,978	1,909	2,009
Store openings	145	93	257	291	182	186	33	49	33
Store closings	(45)	(31)	(123)	(188)	(94)	(117)	(2)	(22)	(34)

End of period balance	1,522	1,584	1,718	1,821	1,909	1,978	2,009	1,936	2,008

Store-within-a- store
Beginning of period balance	—	157	311	544	780	900	988	900	988
Store openings	157	154	233	237	131	93	—	79	1
Store closings	—	—	—	(1)	(11)	(5)	—	—	(2)

End of period balance	157	311	544	780	900	988	988	979	987

(10)	Domestic company-owned same store sales growth is for our company-owned stores only. Same store sales are calculated on a calendar year basis. The calculation of same store sales growth excludes the net sales of a store for any period if the store was not open during the same period of the prior year. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall, the store continues to be treated as a same store. When a store closes during the current period, sales from that store up to and including the day of closure are included as same store sales as long as the store was open during the same days of the prior period. Domestic company-owned same store sales were calculated on a 13 four-week period basis in 1999 and 2000 and on a calendar basis for 2001, 2002 and 2003, and for each of the three months ended March 31, 2003 and 2004. As of December 31, 1999, 2000, 2001, 2002 and 2003 we had 2,680, 2,715, 2,829, 2,761 and 2,613 domestic company-owned stores, respectively, and as of March 31, 2003 and 2004 we had 2,741 and 2,549 domestic company-owned stores, respectively.

(11)	Domestic franchised same store sales growth is calculated to exclude the net sales of a store for any period if the store was not open during the same period of the prior year. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall, the store continues to be treated as a same store. When a store closes during the current period, sales from that store up to and including the day of closure are including as same store sales as long as the store was open during the same days of the prior period. Domestic franchised same store sales were calculated on a 13 four-week period basis in 1999 and 2000 and on a calendar basis for 2001, 2002 and 2003, and for each of the three months ended March 31, 2003 and 2004. As of December 31, 1999, 2000, 2001, 2002 and 2003, we had 1,328, 1,396, 1,364, 1,352 and 1,355 domestic franchised stores, respectively, and as of March 31, 2003 and 2004 we had 1,368 and 1,335 domestic franchised stores, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. See “Risk Factors” included elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein. Please refer to “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

      On December 5, 2003, Centers, our wholly owned subsidiary, acquired 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico USA, Inc. (together with its parent company, Koninklijke (Royal) Numico N.V., “Numico”) for an aggregate purchase price of $747.4 million, consisting of $733.2 million in cash payable and the assumption of $14.2 million of mortgage indebtedness. Simultaneously with the closing of the Acquisition, Centers entered into a new senior credit facility with a syndicate of lenders, consisting of a $285.0 million term loan facility and a $75.0 million revolving credit facility. Centers borrowed the full amount of the term loan facility to fund a portion of the Acquisition purchase price, but made no borrowings under the revolving credit facility. We have guaranteed Centers’ obligations under the senior credit facility. Centers also issued $215.0 million of 8 1/2% senior subordinated notes to fund a portion of the Acquisition purchase price. In addition, our Principal Stockholder, certain of our directors, members of our management and other employees made an equity contribution of $277.5 million in exchange for 29,566,666 shares of our common stock and, in the case of our Principal Stockholder, 100,000 shares of our preferred stock. We contributed the full amount of the equity contribution to Centers to fund a portion of the Acquisition. Our Principal Stockholder subsequently resold all of our preferred stock to other institutional investors. We intend to repurchase                      shares of outstanding common stock and to redeem all of our outstanding preferred stock in connection with this offering.

      The following discussion gives effect to the Acquisition. As a result, our consolidated financial statements reflect our financial position as of December 31, 2003 and March 31, 2004 and our results of operations and cash flows for the 27 days ended December 31, 2003 and the three months ended March 31, 2004, and the financial position of our predecessor entity, on a carve-out basis, as of December 31, 2002 and its results of operations and cash flows for the years ended December 31, 2001 and 2002, the period from January 1, 2003 to December 4, 2003 and the three months ended March 31, 2003. See “— Critical Accounting Policies — Basis of Presentation” below.

Overview

      We are the largest global specialty retailer of nutritional supplements, which include sports nutrition products, diet products, VMHS (vitamins, minerals and herbal supplements) and specialty supplements. We derive our revenues principally from product sales through our company-owned stores, franchise activities and sales of products manufactured in our facilities to third parties. We sell products through a worldwide network of more than 5,600 locations operating under the GNC brand name.

Revenues from Business Segments

      Revenues are derived from our three business segments, Retail, Franchise and Manufacturing/ Wholesale, primarily as follows:

•	Retail revenues are generated by sales to consumers at our company-owned stores.

•	Franchise revenues are generated primarily from:

        (1) product sales to our franchisees;

        (2) royalties on franchise retail sales;

(3)	franchise fees, which are charged for initial franchise awards, renewals and transfers of franchises; and

(4)	sale of company-owned stores to franchisees.

•	Manufacturing/ Wholesale revenues are generated through sales of manufactured products to third parties, generally for third-party private label brands, and the sale of our proprietary and third-party products to Rite Aid and drugstore.com.

Trends and Other Factors Affecting Our Business

      Our performance is affected by trends that affect the nutritional supplements industry generally. Current trends affecting our business include the aging population, rising healthcare costs, increasing focus on fitness and increasing incidence of obesity. Changes in these trends and other factors, which we may not foresee, may also impact our business. Our business allows us to respond to changing consumer preferences and drive revenues by emphasizing new product development, introducing targeted third-party products, and adjusting our product mix. Some of the trends that have impacted our business include the following:

•	Historically, our primary product sales have been in the sports nutrition and VMHS categories. Sales of sports nutrition products have been driven largely by the increasing focus on fitness and the introduction of new products. Sales of VMHS products have been driven largely by the aging population and rising healthcare costs. Within this category, herbal supplement sales tend to be more significantly impacted by publicity and changes in consumer trends.

•	Sales of diet products are generally more sensitive to consumer trends, resulting in higher volatility than our other products. In 1999, our diet category began to grow more rapidly with the introduction of ephedra products, which reached a high point in 2001 and began to decline in the second half of 2002. Although we instructed our locations to cease sales of ephedra beginning in early 2003, our introduction of low carbohydrate and other ephedra substitute products in 2003 partially offset these declines in the first half of 2003, and resulted in increased sales in the diet product category in the second half of 2003. However, in the first quarter of 2004, we experienced a decline in sales in our diet category, we believe in large part because the availability of low carbohydrate products has expanded in the marketplace. Although we expect to launch new diet products in 2004, we expect sales in the diet category will remain below our 2003 levels throughout 2004.

Other factors that have impacted our business include:

•	Changes to Store Base. During the 1990s, we embarked on a plan to significantly increase our store base, including expansion from suburban shopping malls into secondary malls and strip mall locations and by adding international franchise locations. Additionally, in 1999, we entered into a strategic alliance with Rite Aid to open our store-within-a-store locations. In 2003, in addition to our normal store closings, we identified 117 underperforming stores to be closed in the near future. We subsequently reduced this number to 107 stores, as the others became cash flow positive. As of March 31, 2004, we had closed 68 of these stores and expect to close the remaining stores by the end of 2004. We expect to continue to look for real estate opportunities in the United States to expand our store base; however, we believe the primary store expansion opportunity in the near term will be through international franchising. Costs to us related to any international franchising expansion would be immaterial, as the international franchisee bears the majority of the responsibility and costs for doing business in each country.

•	Changes to Pricing. In the fourth quarter of 2002, we thoroughly reviewed our proprietary product pricing and determined that our single unit pricing was not competitive with other market participants. A primary reason for higher single unit pricing was the creation of artificially high single unit prices to compensate for our BOGO (Buy One Get One half price) pricing. As a result of the review, we repriced most of our proprietary products and eliminated BOGO pricing in December of 2002. After the elimination of BOGO, we found that, although customers bought single units instead of two units, the shorter cycle time between customer visits led to a corresponding increase in transaction counts and an increase in product sales, particularly in our VMHS product category. We believe that our repricing strategy was one of the key drivers of our improved comparable stores sales growth and profitability during the second half of 2003.

      As a result of the use of a portion of the net proceeds from this offering to repay indebtedness, we expect a decrease in cash interest expense on a pre-tax basis of approximately $3.4 million. We also expect to eliminate the accretion of approximately $12 million per year of dividends associated with our preferred stock, as we intend to redeem all of our outstanding preferred stock following the consummation of the offering.

Purchase Accounting

      On December 5, 2003, Centers, our wholly owned subsidiary, acquired 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico in a business combination accounted for under the purchase method of accounting. As a result, the financial data presented for 2003 include a predecessor period from January 1, 2003 through December 4, 2003 and a successor period from December 5, 2003 through December 31, 2003. As a result of the Acquisition, the consolidated statements of operations for the successor periods includes the following: interest and amortization expense resulting from the senior credit facility and the issuance of the senior subordinated notes, amortization of intangible assets related to the Acquisition and management fees that do not exist prior to the Acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of Acquisition became their new cost basis. Results of operations for the successor periods are affected by the newly established cost basis of these assets. We allocated the Acquisition consideration to the tangible and intangible assets acquired and liabilities assumed by us based upon their respective fair values as of the date of the Acquisition and resulted in a significant change in our annual depreciation and amortization expenses.

Critical Accounting Policies

      You should review the significant accounting policies described in the notes to our consolidated financial statements under the heading “Summary of Significant Accounting Policies” included elsewhere in this prospectus, in particular:

      Use of Estimates. Certain amounts in our financial statements require management to use estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Our accounting policies are described in the notes to financial statements under the heading “Summary of Significant Accounting Policies” included elsewhere in this prospectus. Our critical accounting policies and estimates are described in this section. An accounting estimate is considered critical if:

•	the estimate requires management to make assumptions about matters that were uncertain at the time the estimate was made;

•	different estimates reasonably could have been used; or

•	changes in the estimate that would have a material impact on our financial condition or our results of operations are likely to occur from period to period.

      Management believes that the accounting estimates used are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates, requiring adjustments to these balances in future periods. See “Risk Factors” for a discussion of some of the risks that could affect us in the future.

      Revenue Recognition. We operate primarily as a retailer, through company-owned and franchised stores, and to a lesser extent, as a wholesaler. We apply the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition.” We recognize revenues in our Retail segment at the moment a sale to a customer is recorded. Gross revenues are reduced by actual customer returns and a provision for estimated future customer returns, which is based on management’s estimates after a review of historical customer returns. We recognize revenues on product sales to franchisees and other third parties when the risk of loss, title and insurable risks have transferred to the franchisee or third party. We recognize revenues from franchise fees at the time a franchised store opens or at the time of franchise renewal or transfer, as applicable. The majority of our retail revenues are received as cash or cash equivalents. The majority of our franchise revenues are billed to the franchisees with varying terms for payment. An allowance for receivables due from third parties is recorded, as necessary, based on facts and circumstances.

      Inventories. Where necessary, we provide estimated allowances to adjust the carrying value of our inventory to the lower of cost or net realizable value. These estimates require us to make approximations about the future demand for our products in order to categorize the status of such inventory items as slow moving, obsolete or in excess of need. These future estimates are subject to the ongoing accuracy of management’s forecasts of market conditions, industry trends and competition. We are also subject to volatile changes in specific product demand as a result of unfavorable publicity, government regulation and rapid changes in demand for new and improved products or services.

      Accounts Receivables and Allowance for Doubtful Accounts. We offer financing to qualified domestic franchisees with the initial purchase of a franchise location. The notes are demand notes, payable monthly over periods of five to seven years. We also generate a significant portion of our revenue from ongoing product sales to franchisees and third-party customers. An allowance for doubtful accounts is established based on regular evaluations of our franchisees’ and third-party customers’ financial health, the current status of trade receivables and any historical write-off experience. We maintain both specific and general reserves for doubtful accounts. General reserves are based upon our historical bad debt experience, overall review of our aging of accounts receivable balances, general economic conditions of our industry or the geographical regions and regulatory environments of our third-party customers and franchisees.

      Impairment of Long-Lived Assets. Long-lived assets, including fixed assets and intangible assets with finite useful lives, are evaluated periodically by us for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. These estimates of cash flow require significant management judgment and certain assumptions about future volume, revenue and expense growth rates, foreign exchange rates, devaluation and inflation. As such, this estimate may differ from actual cash flows.

      Self-Insurance. Prior to the Acquisition, General Nutrition Companies, Inc. was included as an insured under several of Numico’s global insurance policies. Subsequent to the Acquisition, we procured insurance independently for such areas as general liability, product liability, director and officer liability, property insurance, and ocean marine insurance. We are self-insured with respect to our medical benefits. As part of this coverage, we contract with national service providers to provide benefits to our employees for all medical, dental, vision and prescription drug services. We then reimburse these service providers as claims are processed from our employees. We maintain a specific stop loss provision of $200,000 per incident, with a maximum limit up to $2.0 million per participant, per benefit year, respectively. We have no additional liability once a participant exceeds the $2.0 million ceiling. Our liability for medical claims is included as a component of accrued payroll and related liabilities and was $3.0 million, $3.0 million and $3.5 million as of March 31, 2004, December 31, 2003 and December 31, 2002, respectively. We are also self-insured for worker’s compensation coverage in the State of New York with a stop loss of $250,000. Our liability for worker’s compensation in New York was not significant as of March 31, 2004, December 31, 2003 and December 31, 2002. We are also self-insured for physical damage to our tractors, trailers and fleet vehicles for field personnel use. We also are self-insured for any physical damages that may occur at the corporate store locations. Our associated liability for this self-insurance was not significant as of March 31, 2004, December 31, 2003 and December 31, 2002.

      Goodwill and Indefinite-Lived Intangible Assets. On an annual basis, we perform a valuation of the goodwill and indefinite lived intangible assets associated with our operating segments. To the extent that the fair value associated with the goodwill and indefinite-lived intangible assets is less than the recorded value, we write down the value of the asset. The valuation of the goodwill and indefinite-lived intangible assets is affected by, among other things, our business plan for the future, and estimated results of future operations. Changes in the business plan or operating results that are different than the estimates used to develop the valuation of the assets result in an impact on their valuation.

      Historically, we have recorded impairments to our goodwill and intangible assets based on declining financial results and market conditions. The most recent valuation was performed at September 30, 2003, when we evaluated the carrying value of our goodwill and intangible assets, and recorded an impairment charge accordingly. (See note 5 to our consolidated financial statements included elsewhere in this prospectus.) Based upon our improved capitalization of our financial statements subsequent to the Acquisition, the stabilization of our financial condition, our anticipated future results based on current estimates and current market conditions, we do not currently expect to incur additional impairment charges in the near future.

      Basis of Presentation. Our consolidated financial statements for the 27 days ended December 31, 2003 include the accounts of General Nutrition Centers, Inc. and its wholly owned subsidiaries. Included in this period are fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment. Also included is the corresponding effect these adjustments had to cost of sales, depreciation, and amortization expenses.

      Our consolidated financial statements for the period ended December 4, 2003, and the periods ending December 31, 2002 and 2001 presented herein have been prepared on a carve-out basis and reflect our consolidated financial position, results of operations and cash flows in accordance with GAAP. In order to depict our financial position, results of operations and cash flows on a stand-alone basis, our financial statements reflect amounts that have been pushed down from Numico to us prior to consummation of the Acquisition. As a result of recording these amounts, our predecessor’s consolidated financial statements for these periods may not be indicative of the results that would be presented if we had operated as an independent, stand-alone entity.

      In the accompanying discussion of results of operations, the period ended December 4, 2003 and the 27 days ended December 31, 2003 have been combined for comparability to the year ended December 31, 2002.

      The following is a discussion of our related party transactions with Numico and other affiliates during the periods presented:

      We sell products to formerly affiliated companies, including Rexall Sundown, Inc., through our Manufacturing/ Wholesale segment. Numico, the former parent of General Nutrition Companies, Inc., our indirect subsidiary, acquired Rexall in June 2000 and sold it in July 2003. Between June 2000 and July 2003, Rexall was our affiliate and therefore our sales to Rexall constituted sales to a related party and are included in revenue in our Manufacturing/ Wholesale segment. We have continued to sell products to Rexall after the disposition pursuant to an agreement with them expiring in July 2005, subject to early termination provisions. The appropriate cost of sales related to affiliate sales is also included in our consolidated financial statements. Also included in the cost of sales is a significant portion of raw materials and packaging materials purchased from Rexall and Numico’s subsidiary, Nutraco S.A.

      We operate a fleet of distribution vehicles that deliver products to our company-owned and franchised stores and delivers products for certain other third party customers and vendors. The revenues associated with third party deliveries are recognized as a reduction of transportation costs in our consolidated financial statements.

      General Nutrition Companies, Inc., our indirect subsidiary, entered into a management service agreement with Numico in 2002. This management agreement included charges for strategic planning, certain information technology expenses, product and material management, group business process, human resources, legal, tax, regulatory and management reporting. Upon consummation of the Acquisition, this agreement was terminated.

      Numico also allocated a portion of its research and development charges to us under a research activities agreement. These research and development activities included ongoing scientific and medical research, support and advice on strategic research objectives, design and development of new products, organization and management of clinical trials, updates on the latest technological and scientific developments and updates on regulatory issues. Upon consummation of the Acquisition, this agreement was terminated.

      Numico purchased certain global insurance policies covering several types of insurance, and allocated these charges to us. We obtained stand-alone insurance policies with coverage appropriate for our business upon consummation of the Acquisition.

Results of Operations

      The information presented below as of and for the years ended December 31, 2001 and 2002, the period ended December 4, 2003 and the 27 days ended December 31, 2003 was derived from our audited consolidated financial statements and accompanying notes. In the table below and in the accompanying discussion, the 27 days ended December 31, 2003 and the period ended December 4, 2003 have been combined for discussion purposes. The information presented below as of and for the three months ended March 31, 2003 and 2004 was derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments necessary for a fair presentation of our financial position and operating results for such periods and as of such dates.

Results of Operations

	Predecessor						Successor				Predecessor		Successor

					Period from						Three		Three
	Year Ended December 31,				January 1,		27 Days		Combined		Months		Months
					2003 to		Ended		Year Ended		Ended		Ended
					December 4,		December 31,		December 31,		March 31,		March 31,
	2001		2002		2003		2003		2003		2003		2004

(dollars in millions and
percentages expressed
as a percentage
of net revenues)
Revenues:
Retail	$1,123.1	74.4%	$1,068.6	75.0%	$993.3	74.1%	$66.2	74.1%	$1,059.5	74.1%	$266.4	75.9%	$279.6	75.1%
Franchise	273.1	18.1	256.1	18.0	241.3	18.0	14.2	15.9	255.5	17.9	59.7	17.0	64.2	17.2
Manufacturing/ Wholesale	112.9	7.5	100.3	7.0	105.6	7.9	8.9	10.0	114.5	8.0	25.0	7.1	28.8	7.7

Total net revenues	1,509.1	100.0	1,425.0	100.0	1,340.2	100.0	89.3	100.0	1,429.5	100.0	351.1	100.0	372.6	100.0
Operating expenses:
Consolidated cost of sales, including costs of warehousing, distribution and occupancy	1,013.3	67.1	969.9	68.1	934.9	69.8	63.6	71.2	998.5	69.8	241.2	68.7	247.2	66.3
Compensation and related benefits	246.6	16.3	245.2	17.2	235.0	17.5	16.7	18.7	251.7	17.6	60.0	17.1	61.1	16.4
Advertising and promotion	41.9	2.8	52.1	3.7	38.4	2.9	0.5	0.6	38.9	2.7	16.7	4.8	12.6	3.4
Other selling, general and administrative expenses	66.2	4.4	75.9	5.3	62.8	4.7	4.8	5.4	67.6	4.7	19.1	5.4	16.8	4.5
Amortization expense	74.5	4.9	10.1	0.7	8.1	0.6	0.3	0.3	8.4	0.6	2.2	0.6	1.0	0.3
Income from legal settlements	(3.5)	(0.2)	(214.4)	(15.0)	(7.2)	(0.5)	—	—	(7.2)	(0.5)	—	—	—	—
Foreign currency translation loss/(gain)	0.1	0.0	3.1	0.2	(2.9)	(0.3)	—	—	(2.9)	(0.3)	0.3	0.1	(0.2)	(0.1)
Impairment of goodwill and intangible assets	—	—	222.0	15.6	709.4	52.9	—	—	709.4	49.6	—	—	—	—

Total operating expenses	1,439.1	95.4	1,363.9	95.7	1,978.5	147.6	85.9	96.2	2,064.4	144.4	339.5	96.7	338.5	90.8
Operating income (loss)
Retail	89.2	7.9	86.8	8.1	79.1	8.0	6.6	10.0	85.7	8.1	16.4	6.2	35.4	12.7
Franchise	46.3	17.0	65.4	25.5	63.7	26.4	2.4	16.9	66.1	25.9	16.2	27.1	17.1	26.6
Manufacturing/ Wholesale	29.9	26.5	25.8	25.7	24.3	23.0	1.4	15.7	25.7	22.4	6.9	27.6	8.2	28.5
Unallocated corporate and other costs:
Warehousing & distribution costs	(40.9)		(40.3)		(40.7)		(3.4)		(44.1)		(10.2)	—	(12.7)	—
Corporate overhead costs	(54.5)		(68.9)		(66.8)		(3.6)		(70.4)		(17.7)	—	(13.9)	—
Other costs	—		(7.7)		(697.9)		—		(697.9)		—	—	—	—

Sub total unallocated corporate and other costs	(95.4)		(116.9)		(805.4)		(7.0)		(812.4)		(27.9)		(26.6)

Total operating income (loss)	70.0	4.6%	61.1	4.3%	(638.3)	(47.6)%	3.4	3.8%	(634.9)	(44.4)%	11.6	3.3%	34.1	9.2%
Interest expense, net	140.0		136.3		121.1		2.8		123.9		32.3		8.7
Gain on sale of marketable securities	—		(5.0)		—		—		—		—		—

(Loss) income before income taxes	(70.0)		(70.2)		(759.4)		0.6		(758.8)		(20.7)		25.4
Income tax benefit (expense)	14.1		(1.0)		174.5		(0.2)		174.3		(1.7)		(9.2)

Net (loss) income before cumulative effect of accounting change	(55.9)		(71.2)		(584.9)		0.4		(584.5)		(22.4)		16.2
Loss from cumulative effect of accounting change	—		(889.7)		—		—		—		—		—

Net (loss) income	(55.9)		(960.9)		(584.9)		0.4		(584.5)		(22.4)		16.2
Other comprehensive income (loss)	1.8		(1.8)		1.6		0.3		1.9		0.6		(0.4)

Comprehensive (loss) income	$(54.1)		$(962.7)		$(583.3)		$0.7		$(582.6)		$(21.8)		$15.8

      As discussed in the segments footnote to the financial statements, we evaluate segment operating results based on several indicators. The primary key performance indicators are revenues and operating income or loss for each segment. Revenues and operating income or loss, as evaluated by management, exclude certain items that are managed at the consolidated level, such as distribution and transportation costs, impairments, and other corporate costs. The following discussion compares the revenues and the operating income or loss by segment, as well as those items excluded from the segment totals.

      We calculate our same store sales growth to exclude the net sales of a store for any period if the store was not open during the same period of the prior year. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall, the store continues to be treated as a same store. Company-owned same store sales are calculated on a calendar year basis. Domestic franchised same store sales have been calculated on a calendar basis for all periods presented.

Comparison of Three Months Ended March 31, 2004 and March 31, 2003

Revenues

      Consolidated. Our consolidated net revenues increased $21.5 million, or 6.1%, to $372.6 million during the three months ended March 31, 2004 compared to $351.1 million during the same period in 2003. The increase was the result of increases in each of our segments.

      Retail. Revenues in our Retail segment increased $13.2 million, or 5.0%, to $279.6 million during the three months ended March 31, 2004 compared to $266.4 million during the same period in 2003. This increase was the result of increased sales of $13.0 million in vitamins, sports, gold card and health and beauty aid products, offset by reduced sales of $0.7 million in diet products. Sales in the diet category increased in 2003, primarily from increased sales of products low in carbohydrates (“low carb”). Since that time the availability of low carb product selections have been significantly expanded in the market place. As a result, we believe that sales in our diet category will remain below our 2003 sales levels for all of 2004.

      Franchise. Revenues in our Franchise segment increased $4.5 million, or 7.5%, to $64.2 million during the three months ended March 31, 2004 compared to $59.7 million during the same period in 2003. This increase was attributable to additional product sales to franchisees of $7.0 million in the three months ended March 31, 2004, compared with the same period in the previous year, increases in royalty and other revenue accounts of $0.5 million, offset by reduced revenue from sales of corporate stores to franchisees of $3.0 million.

      Manufacturing/ Wholesale. Revenues in our Manufacturing/ Wholesale segment increased $3.8 million, or 15.2%, to $28.8 million, during the three months ended March 31, 2004 compared to $25.0 million during the same period in 2003. This revenue increase was primarily due to increased utilization of available manufacturing capacity to produce additional products for third-party customers.

Cost of Sales

      Consolidated cost of sales, which includes product costs, costs of warehousing and distribution and occupancy costs, as a percentage of net revenues, was 66.3% during the three months ended March 31, 2004 compared to 68.7% during the same period of the prior year. Consolidated costs of sales increased $6.0 million, or 2.5%, to $247.2 million during the three months ended March 31, 2004 compared to $241.2 million during the same period in 2003.

      Consolidated product costs as a percentage of net revenues dropped from 50.6% in the three months ended March 31, 2003 to 50.1% in the same period in 2004, as a result of higher sales of vitamin/ herbal supplements, which generally have higher margins, and relatively lower sales of diet products, which generally have lower margins. Product costs increased $9.0 million, or 5.1%, to $186.7 million during the three months ended March 31, 2004 compared to $177.7 million during the same period in 2003, as a result of the sales increase. Included in product costs is $1.3 million of expense as a result of adjustments due to increased inventory valuation related to the Acquisition.

      Consolidated warehousing and distribution costs increased $2.9 million, or 26.9%, to $13.7 million during the three months ended March 31, 2004 compared to $10.8 million during the same period in 2003. In the prior period, we earned $2.7 million in income from providing trucking services for our vendors and former affiliates, which we used to offset a portion of our total transportation expenses. We no longer provide these services and, accordingly, are no longer able to offset related income against our warehousing and distribution costs.

      Consolidated occupancy costs decreased $5.9 million, or 11.2%, to $46.8 million during the three months ended March 31, 2004 compared to $52.7 million during the same period in 2003. This decrease was primarily due to a decrease of $5.0 million in depreciation expense due to the revaluation of our assets under purchase accounting at the sale date of December 4, 2003. The additional decrease of $0.9 million is from changes in rent and rent-related operational accounts, including decreases from stores that were closed during the three months ended March 31, 2004 as part of our store closing program.

Selling, General and Administrative Expenses

      Our consolidated selling, general and administrative expenses, including compensation and related benefits, advertising and promotion expenses and other selling, general and administrative expenses, and amortization expense, as a percentage of net revenues, were 24.6% during the three months ended March 31, 2004, compared to 27.9% for the same period during 2003. Selling, general and administrative expenses decreased $6.5 million, or 6.6%, to $91.5 million during the three months ended March 31, 2004 from $98.0 million during the same period in 2003.

      Consolidated compensation and related benefits increased $1.1 million, or 1.8%, to $61.1 million during the three months ended March 31, 2004 compared to $60.0 million during the same period in 2003. The increase was primarily due to an increase in incentive accruals and commission payments of $1.9 million and an increase in full time and part time wages of $0.4 million, offset by decreases in health insurance and workers’ compensation expense of $1.3 million, and other wage related expenses of $0.3 million.

      Consolidated advertising and promotion expenses decreased $4.1 million, or 24.6%, to $12.6 million during the three months ended March 31, 2004 compared to $16.7 million during the same period in 2003. This decrease was primarily due to decreased media advertising of $4.2 million in the three months ended March 31, 2004 compared with the same period in 2003, when we were running campaigns on national television to promote our revised pricing strategy after the elimination of BOGO. Other increases amounted to $0.1 million.

      Consolidated other selling, general and administrative expenses including amortization expense, decreased $3.5 million, or 16.4%, to $17.8 million during the three months ended March 31, 2004 compared to $21.3 million during the same period in 2003. The primary reasons for the decrease were the lack of costs incurred in connection with the Acquisition of $1.7 million, reduced bad debt expense of $1.4 million, a decrease of $1.4 million on research and development costs, and reduced amortization expense of $0.8 million, offset by a $1.8 million increase in other selling and administrative accounts.

Operating Income (Loss)

      Consolidated. As a result of the foregoing, operating income as a percentage of net revenues was 9.2% during the three months ended March 31, 2004, compared to 3.3% during the same period of the prior year. Operating income increased $22.5 million, or 194.0%, to $34.1 million during the three months ended March 31, 2004 compared to operating income of $11.6 million during the same period in 2003. We do not believe that this level of increase is necessarily indicative of future results, as the three months ended March 31, 2003 contained weaker financial results due to the pricing strategy change implemented in the fourth quarter of 2002 and the negative publicity surrounding ephedra products.

      Retail. Operating income increased $19.0 million, or 115.9%, to $35.4 million for the three months ended March 31, 2004 compared to $16.4 million for the same period in 2003. This increase was a result of increased margin from sales increases, decreased occupancy expenses due to a reduction in depreciation from the revaluation of our assets under purchase accounting, and a reduction in rent costs related to our store closings.

      Franchise. Operating income increased $0.9 million, or 5.6%, to $17.1 million for the three months ended March 31, 2004 compared to $16.2 million for the same period in 2003. Income increased due to a reduction in bad debt expense of $1.3 million, offset by a decrease in margin of $0.5 million, and a decrease in other costs of $0.1 million.

      Manufacturing/ Wholesale. Operating income increased $1.3 million, or 18.8%, to $8.2 million for the three months ended March 31, 2004 compared to $6.9 million for the same period in 2003. Income increased due to improved absorption of costs at our manufacturing facility.

      Warehousing & Distribution Costs. Unallocated warehousing and distribution costs increased $2.5 million, or 24.5%, to $12.7 million for the three months ended March 31, 2004 compared to $10.2 million for the same period in 2003. This increase in costs was primarily a result of decreased income from trucking services provided to our vendors and former affiliates.

      Corporate Costs. Operating expense decreased $3.8 million, or 21.5%, to $13.9 million for the three months ended March 31, 2004 compared to $17.7 million for the same period in 2003. This decrease resulted from a reduction in accounting and legal costs incurred in connection with the Acquisition of $1.7 million, a reduction of currency translation expenses of $1.7 million, and other expense reductions of $0.5 million.

Interest Expense

      Interest expense decreased $23.6 million, or 73.1%, to $8.7 million during the three months ended March 31, 2004 compared to $32.3 million during the same period in 2003. This decrease was primarily attributable to a new debt structure after the Acquisition. The new debt structure consists of (1) a $285.0 million term loan, with interest payable at an average interest rate for the three months ended March 31, 2004 of 4.4%, (2) $215.0 million in senior subordinated notes, with interest payable at 8 1/2%, and (3) a $75.0 million revolving loan facility, of which $8.0 million was used at March 31, 2004, and on which interest was payable at an average rate of 4.4% for the three months ended March 31, 2004. Our new debt structure replaces our previous structure, which included $1.8 billion in intercompany debt, which was payable to Numico at an annual interest rate of 7.5%.

Income Tax Benefit (Expense)

      We recognized $9.2 million consolidated income tax expense during the three months ended March 31, 2004 and $1.7 million income tax expense during the three months ended March 31, 2003. Included in the increased tax expense for the quarter ending March 31, 2004 is an increase in gross profit of $15.6 million, a decrease in operating expenses of $6.7 million and a decrease of $23.6 million in interest expense. The effective tax rate as of March 31, 2004 was 36.2%. The effective tax rate as of March 31, 2003 was (8.2%), which primarily resulted from a valuation allowance on deferred tax assets associated with interest expense on the related party pushdown debt from Numico. We believed that as of March 31, 2003 it was unlikely that future taxable income would be sufficient to realize the tax assets associated with the interest expense on the related party pushdown debt from Numico. Thus, a valuation allowance of $8.7 million was recorded. According to the purchase agreement, Numico has agreed to indemnify the Company for any subsequent tax liabilities arising from periods prior to the acquisition.

Net Income (Loss)

      As a result of the foregoing, consolidated net income for the three months ended March 31, 2004 increased $38.6 million, or 172.3%, to a net income of $16.2 million compared to a net loss of $22.4 million for the three months ended March 31, 2003. We do not believe that this level of increase is necessarily indicative of future results, as the three months ended March 31, 2003 contained weaker financial results due to the pricing strategy change implemented in the fourth quarter of 2002 and the negative publicity surrounding ephedra products.

Other Comprehensive Income (Loss)

      We recognized a $0.4 million loss in the three months ended March 31, 2004 compared to $0.6 million income in the three months ended March 31, 2003. The amounts recognized in each period resulted from foreign currency translation adjustments related to the investment in our Canadian subsidiary and receivables due from such subsidiary.

     Comparison of Year Ended December 31, 2003 and 2002

Revenues

      Consolidated. Our consolidated net revenues increased $4.5 million, or 0.3%, to $1,429.5 million during the twelve months ended December 31, 2003 compared to $1,425.0 million during the same period in 2002. This increase occurred in our Manufacturing/ Wholesale segment and was offset with decreases in the Retail and Franchise segments.

      Retail. Revenues in our Retail segment decreased $9.1 million, or 0.9%, to $1,059.5 million during the twelve months ended December 31, 2003 compared to $1,068.6 million during the same period in 2002. This decrease was primarily attributable to declines in 2003 sales of products containing ephedra, which we discontinued selling in June 2003, offset by sales of additional products in the diet category and the closing of 150 stores, net. For the twelve months ended December 31, 2003 and December 31, 2002, sales of ephedra products were $35.2 million and $182.9 million, respectively. At the beginning of December 2002, we repriced most of our proprietary products and eliminated BOGO pricing. As a result of eliminating BOGO pricing in December 2002, the average ticket price per transaction for company-owned stores decreased by 3.7% during the twelve months ended December 31, 2003 compared to the same period in 2002. Transaction counts, however, rose by 3.9% during this same period. Company-owned same store sales growth improved to 0.1% during the twelve months ended December 31, 2003.

      Franchise. Revenues in our Franchise segment decreased $0.6 million, or 0.2%, to $255.5 million during the twelve months ended in December 31, 2003 compared to $256.1 million during the same period in 2002. The decrease was caused by a reduction in product sales to our franchisees of approximately $7.2 million, offset by increases in revenues from sales of company-owned stores to franchisees of $4.8 million and increases in royalties, franchise fees and other revenue of $1.8 million. A portion of the decrease in product sales was attributable to declines in sales to franchisees of products containing ephedra in 2003. Same store sales growth for our U.S. franchised stores improved to 0.8% for the twelve months ended December 31, 2003.

      Manufacturing/Wholesale. Revenues in our Manufacturing/Wholesale segment increased $14.2 million, or 14.2%, to $114.5 million, during the twelve months ended December 31, 2003 compared to $100.3 million during the same period in 2002. This revenue increase was primarily due to the increased utilization of available manufacturing capacity for additional third-party customers.

Cost of Sales

      Our consolidated cost of sales, which includes product costs, costs of warehousing and distribution and occupancy costs, as a percentage of net revenues, was 69.8% during the twelve months ended December 31, 2003 compared to 68.1% during the same period of the prior year. Consolidated cost of sales increased $28.6 million, or 2.9%, to $998.5 million during the twelve months ended December 31, 2003 compared to $969.9 million during the same period in 2002.

      Consolidated product costs increased $21.4 million, or 3.0%, to $739.2 million during the twelve months ended December 31, 2003 compared to $717.8 million during the same period in 2002. The increased cost was primarily due to our increasing sales of energy and meal replacement bars in the diet and sports nutrition products categories. These products carry lower margins than other products within these categories or within the VMHS category. Also included in product costs is $0.4 million of expense as a result of adjustments due to increased inventory valuation related to the Acquisition.

      Consolidated warehousing and distribution costs increased $4.0 million, or 9.3%, to $46.9 million during the twelve months ended December 31, 2003 compared to $42.9 million during the same period in 2002. This increase was primarily due to an increase in the number of tractors, trailers and drivers required to provide trucking services to an affiliate, Rexall. Due to the sale of the Rexall business in July 2003 by Numico, the revenue from freight deliveries declined significantly. In September 2003, we began to reduce the fleet to match these freight requirements.

      Consolidated occupancy costs increased $3.2 million, or 1.5%, to $212.4 million during the twelve months ended December 31, 2003 compared to $209.2 million during the same period in 2002. This increase was primarily due to increased depreciation of approximately $4.5 million at our company-owned stores related to our store reset and upgrade program that was completed in the fourth quarter of 2002, and disposal costs of $2.9 million for company-owned stores that were closed during this same period. Additionally, common area maintenance charges related to the stores increased. These increases were offset by decreases in base and percentage rent charges and other occupancy related accounts.

Selling, General and Administrative Expenses

      Our consolidated selling, general and administrative expenses, including compensation and related benefits, advertising and promotion expenses, other selling, general and administrative expenses and amortization expense, as a percentage of net revenues, were 25.6% during the twelve months ended December 31, 2003, compared to 26.9% for the same period during 2002. Selling, general and administrative expenses decreased $16.7 million, or 4.4%, to $366.6 million during the twelve months ended December 31, 2003 from $383.3 million during the same period in 2002.

      Consolidated compensation and related benefits increased $6.5 million, or 2.7%, to $251.7 million during the twelve months ended December 31, 2003 compared to $245.2 million during the same period in 2002. The increase was primarily due to increased health insurance and workers’ compensation expense of $1.2 million, change in control and retention bonuses of $8.7 million, non-cash charges for stock compensation of $6.4 million, and increased incentives and commissions of $7.3 million. These increases were offset by a reduction in base wages, severance costs, and other wage related expenses of $17.1 million.

      Consolidated advertising and promotion expenses decreased $13.2 million, or 25.3%, to $38.9 million during the twelve months ended December 31, 2003 compared to $52.1 million during the same period in 2002. This decrease was primarily due to decreased direct marketing to our Gold Card members of $21.7 million for the twelve months ended December 31, 2003 compared to $26.9 million during the same period in 2002. The remaining reduction in advertising was due to the elimination of our NASCAR sponsorship and a significant reduction in media spending, as we did not repeat the advertising done in the third and fourth quarters of 2002, to announce a grand reopening of GNC after the store reset was completed.

      Consolidated other selling, general and administrative expenses, including amortization expense, decreased $10.0 million, or 11.6%, to $76.0 million during the twelve months ended December 31, 2003 compared to $86.0 million during the same period in 2002. The decrease was primarily due to reductions in operational accounts, including a decrease in bad debt expense of $4.3 million, a decrease in charges for insufficient funds checks presented at the stores of $0.9 million, a decrease in travel and entertainment expenses of $0.6 million, a decrease of $0.9 million in research and development, and a $0.3 million aggregate reduction in all other operating accounts. Additionally, there was a decrease in amortization expense of $3.0 million, for the twelve months ended December 31, 2003 compared with the same period in 2002.

Income from Legal Settlements

      We received $7.2 million in non-recurring legal settlement proceeds in 2003 related to raw material pricing litigation compared to $214.4 million in legal settlement proceeds that we received in 2002.

Impairment of Goodwill and Intangible Assets

      In October 2003, Numico entered into an agreement to sell the company for a purchase price that indicated a potential impairment of our long-lived assets. Accordingly, management initiated an evaluation of the carrying value of goodwill and indefinite-lived intangible assets as of September 30, 2003. As a result of this evaluation, an impairment charge of $709.4 million (net of tax) was recorded for goodwill and other indefinite-lived intangibles in accordance with SFAS No. 142.

Operating Income (Loss)

      Consolidated. Consolidated operating loss as a percentage of sales was (44.4)% during the year ended 2003 compared to 4.3% during the same period of the prior year. Consolidated operating income decreased $696.0 million, generating a loss of $634.9 million during the twelve months ended December 31, 2003 compared with income of $61.1 million during the same period in 2002. For the 27 days ended December 31, 2003, we generated operating income of $3.4 million.

      Retail. Operating income decreased $1.1 million, or 1.3%, to $85.7 million during the twelve months ended December 31, 2003 compared to $86.8 million in the same period in 2002. Retail margins were down $15.2 million, primarily due to decreased sales of products containing ephedra, and sales mix changes. This decrease was offset with reduced spending in advertising of $12.8 million, reduced selling, general and administrative expenses of $7.1 million, and increased wages of $5.8 million.

      Franchise. Operating income increased $0.7 million, or 1.1%, to $66.1 million during the twelve months ended December 31, 2003 compared to $65.4 million in the same period in 2002. Franchise margins decreased $4.3 million, or 5.0%, as we provided additional incentives to our franchisees to purchase products at discounted prices. This margin decrease was offset with a decrease in selling, general and administrative expenses of $4.7 million, primarily due to a decrease in bad debt expense related to the franchisee receivables and note portfolio.

      Manufacturing/Wholesale. Operating Income decreased $0.1 million, or 0.4%, to $25.7 million during the twelve months ended December 31, 2003 compared to $25.8 million in the same period in 2002.

      Warehousing & Distribution Costs. As reported in the cost of sales discussion, unallocated warehousing and distribution costs increased $3.8 million, or 9.4%, to $44.1 million for the twelve months ended December 31, 2003 compared to $40.3 million during the same period in 2002.

      Corporate Costs. Operating expense increased $1.5 million, or 2.2%, to $70.4 million during the twelve months ended December 31, 2003 compared to $68.9 million in the same period in 2002. The primary reason for this increase was an increase in change in control, retention, and incentive expense and health insurance costs in 2003.

      Other. Other costs increased $690.2 million to $697.9 million during the twelve months ended December 31, 2003, compared to $7.7 million in the same period in 2002. Included in these costs were $709.4 million and $222.0 million in 2003 and 2002, respectively, for additional impairment charges recognized subsequent to the adoption of SFAS No. 142. These impairment charges were offset by $7.2 million and $214.4 million income in 2003 and 2002, respectively, for settlement income related to a raw material pricing settlement.

Interest Expense

      Consolidated interest expense decreased $12.4 million, or 9.1%, to $123.9 million during the twelve months ended December 31, 2003 compared to $136.3 million during the same period in 2002. This decrease was primarily due to a reduced outstanding principal balance of $1,750.0 million at December 4, 2003 compared to $1,825.0 million in 2002, and a new debt structure after the Acquisition. The actual interest expense for the 27 days ended December 31, 2003 was $2.8 million. If the Numico debt of $1,750.0 million had remained in place for those 27 days, interest expense would have been $9.7 million for the 27 days ended December 31, 2003.

Gain on Sale of Marketable Securities

      Our gain on sale of marketable securities decreased $5.0 million in 2003 compared with 2002. We recognized no gain on sale of marketable securities in 2003, compared with a $5.0 million gain in 2002.

Income Tax Benefit (Expense)

      We recognized a $174.3 million consolidated income tax benefit during the twelve months ended December 31, 2003 and a $1.0 million income tax expense during the twelve months ended December 31, 2002. The increased benefit recognized was primarily due to the additional impairment of deductible intangible assets recognized during the period. Additionally, differences between the federal statutory tax rate and our effective tax rate were primarily due to the impairment charge for non-deductible goodwill and a valuation allowance against interest expense.

Loss from Cumulative Effect of Accounting Change

      We adopted SFAS No. 142 on January 1, 2002, which requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. Upon adoption of SFAS No. 142, we recorded in the first quarter of 2002 a one-time, non-cash charge of $889.7 million, net of tax, to reduce the carrying amount of goodwill and other intangibles to their implied fair value. The impairment resulted from several factors, including the declining performance by us and the overall industry, increased competition, diminished contract manufacturing growth, and differences in the methods of determining impairments under SFAS No. 142 compared to the previously applicable accounting guidance.

Net Income (Loss)

      As a result of the foregoing, consolidated net loss for the twelve months ended December 31, 2003 decreased $376.4 million to a net loss of $584.5 million compared to a net loss of $960.9 million for the twelve months ended December 31, 2002. For the 27 day period subsequent to the Acquisition which ended December 31, 2003, we generated net income of $0.4 million.

Other Comprehensive Income (Loss)

      We recognized $1.9 million in other comprehensive income in the twelve months ended December 31, 2003 compared to a $1.8 million other comprehensive loss in the twelve months ended December 31, 2002. The entire $1.9 million of income during the twelve months ended December 31, 2003 is a result of foreign currency translation adjustments related to the investment in our Canadian subsidiary and receivables due from such subsidiary. During the twelve months ended December 31, 2002, an unrealized loss in marketable equity securities of $3.3 million was recognized, net of tax benefit of $1.2 million, and an additional $0.3 million in currency exchange translation income.

Comparison of Years Ended December 31, 2002 and 2001

Revenues

      Our consolidated net revenues decreased $84.1 million, or 5.6%, to $1,425.0 million during 2002 compared to $1,509.1 million during 2001. This decrease occurred in each of our three business segments and was primarily attributable to a decline in sales of products containing ephedra.

      Retail. Revenues in our Retail segment decreased $54.5 million, or 4.9%, to $1,068.6 million during 2002 compared to $1,123.1 million during 2001. This decrease was primarily attributable to a decline in sales of products containing ephedra. Sales of ephedra products at company-owned stores during 2002 and 2001 were $182.9 million and $222.4 million, respectively. Company-owned same store sales growth decreased to (6.3)% in 2002 as a result of negative publicity related to ephedra in the second half of 2002 and decreased traffic in company-owned stores. The decrease in revenues was also attributable to the fact that we had 62 fewer company-owned stores at the end of 2002 compared to 2001.

      Franchise. Revenues in our Franchise segment decreased $17.0 million, or 6.2%, to $256.1 million during 2002 compared to $273.1 million during the same period in 2001. The decrease was primarily related to a reduction in product sales to our franchisees of approximately $16.5 million. Part of the reason for this decrease was additional discounts of $4.7 million offered to the franchisees in 2002 to reflect the better pricing that we were able to obtain from our vendors, which in turn helps the franchisees maintain better product margins. Sales of ephedra products to the franchisees decreased $4.1 million, or 9.0%, to $42.8 million in 2002 compared to $46.9 million in 2001. The remainder of the decrease was primarily due to reduced levels of retail sales at the franchised stores. Same store sales growth for our U.S. franchised stores decreased to (3.2)% in 2002.

      Manufacturing/Wholesale. Revenues in our Manufacturing/ Wholesale segment decreased $12.6 million, or 11.2%, to $100.3 million, during 2002 compared to $112.9 million during 2001. The decrease was primarily the result of Numico’s acquisition of Rexall, which led to a reduction of manufacturing orders by Rexall competitors. In addition, sales to Rite Aid decreased $6.4 million, or 17.5%, during 2002 compared to 2001. This decrease was attributable to our opening fewer Rite Aid store-within-a-store locations in 2002, which led to fewer orders to initially fill the store locations and fewer replenishment product orders as Rite Aid balanced their inventory levels. We opened 131 and 237 GNC store-within-a-store Rite Aid locations in 2002 and 2001, respectively.

Cost of Sales

      Our consolidated cost of sales, which includes product costs, costs of warehousing and distribution and occupancy costs, as a percentage of net revenues, was 68.1% in 2002 compared to 67.1% in 2001. Consolidated cost of sales decreased $43.4 million, or 4.3%, to $969.9 million during 2002 compared to $1,013.3 million during 2001.

      Product costs decreased $48.3 million, or 6.3%, to $717.8 million during 2002 compared to $766.1 million during 2001. The decrease was primarily due to lower revenues.

      Warehousing and distribution costs decreased $0.2 million, or 0.5%, to $42.9 million during 2002 compared to $43.1 million during 2001. This decrease was attributable to additional revenues generated from Rexall transportation contracts, which directly offsets transportation expenses. These expenses otherwise remained constant.

      Occupancy costs increased $5.1 million, or 2.5%, to $209.2 million during 2002 compared to $204.1 million during 2001. This increase was primarily attributable to higher store maintenance costs, increased store lease expense due to renewals on existing stores, and increased common area maintenance costs. These increased costs were offset by a decrease in utilities and percentage rent, which is based upon retail store sales.

Selling, General and Administrative Expenses

      Our selling, general and administrative expenses, including compensation and related benefits, advertising and promotion expenses and other selling, general and administrative expenses, as a percentage of net revenues, were 26.9% during 2002 compared to 28.4% during 2001. Selling, general and administrative expenses decreased $45.9 million, or 10.7%, to $383.3 million during 2002 compared to $429.2 million during 2001.

      Compensation and related benefits decreased $1.4 million, or 0.6%, to $245.2 million during 2002 from $246.6 million during 2001. The decrease includes $16.7 million less in non-cash compensation expense in 2002 compared to 2001. This expense was related to the Numico management stock purchase plan. When excluded from compensation and benefits, these expenses actually increased $18.1 million, due primarily to a $13.2 million allocation charge from Numico for management services, increased severance costs of $3.6 million as a result of a workforce reduction in 2002 and a $3.3 million increase in healthcare costs. These increases were offset by reductions in bonus and incentive payments.

      Advertising and promotion expenses increased $10.2 million, or 24.3%, to $52.1 million during 2002 compared to $41.9 million during 2001. The increase was primarily due to the elimination of our cooperative advertising program in 2001 that resulted in $8.6 million in refunds of unused advertising monies contributed by us.

      Other selling, general and administrative expenses increased $9.7 million, or 14.7%, to $75.9 million during 2002 compared to $66.2 million during 2001. Bad debt expense accounted for an $8.0 million increase for 2002 compared to 2001. Research and development costs increased $0.8 million for 2002 compared to 2001.

      Amortization expense decreased $64.4 million, or 86.4%, to $10.1 million during 2002 compared to $74.5 million during 2001. In connection with the adoption of SFAS No. 142 on January 1, 2002, we assigned an indefinite life to the Brand intangible asset and goodwill, which were both previously amortized over a 40 year period, resulting in a reduction in amortization expense related to such assignment of $31.7 million and $27.1 million, respectively. The remaining decreases in the amortization expense were attributable to our Gold Card intangible asset, which was fully amortized on a declining scale basis during 2002, and our third-party customer list intangible asset, which had a change in estimable life from seven years in 2001 to six years in 2002.

Income from Legal Settlements

      We received $214.4 million in non-recurring legal settlement proceeds in 2002 related to raw material pricing litigation, compared to $3.6 million in legal settlement proceeds that we received in 2001.

Impairment of Goodwill and Intangible Assets

      In 2002, deterioration in market conditions and financial results caused a decrease in expectations regarding growth and profitability. Accordingly, management initiated an evaluation of the carrying value of its goodwill and indefinite-lived intangible assets as of December 31, 2002. As a result of this evaluation, an impairment charge of $222.0 million (pre-tax) was recorded for goodwill and other indefinite-lived intangible assets in accordance with SFAS No. 142.

Operating Income (Loss)

      Consolidated. Consolidated operating income as a percentage of sales was 4.6% during the year ended December 31, 2002, compared to 4.6% during the same period of the prior year. Consolidated operating income decreased $8.9 million, or 14.6%, to $61.1 million during 2002 compared to $70.0 million during 2001.

      Retail. Operating income decreased $2.4 million or 2.7% during 2002 compared to the same period in 2001. The primary reason for the decrease was increased advertising costs due to additional advertising run in 2002 to promote the grand reopening after the store reset was completed.

      Franchise. Operating income increased $19.1 million or 41.3% during 2002 compared to the same period in 2001. This increase was primarily due to increased amortization expense in 2001 related to intangible assets.

      Manufacturing/Wholesale. Operating income decreased $4.1 million, or 13.7%, during 2002 compared to the same period in 2001. This was due to decreased third party revenue contracts in 2002, as we focused on supplying the retail and franchised stores, and affiliated parties, which were acquired by our parent, Numico.

      Corporate Costs. Expenses increased $14.4 million, or 26.4%, during 2002 compared to the same period in 2001. This increase was primarily due to an internal charge for administrative expenses from our parent, Numico, and severance costs in 2002 due to a reduction in workforce at the corporate headquarters.

      Other. Other costs increased $7.7 million during 2002 compared to the same period in 2001. Included in these costs were $222.0 million impairment charges in 2002 and $214.4 million income in 2002 for settlement income related to a raw material pricing settlement.

Interest Expense

      Interest expense decreased $3.7 million, or 2.6%, to $136.3 million during 2002 compared to $140.0 million during 2001. This decrease was primarily due to a lower principal balance outstanding as of the end of 2002 under a loan agreement entered into by Numico at the time it acquired us. This debt has been allocated to us for accounting purposes and was eliminated upon consummation of the Acquisition.

Gain on Sale of Marketable Securities

      Our gain on sale of marketable securities increased $5.0 million in 2002 compared with 2001. We recognized a gain on the sale of marketable securities of $5.0 million in 2002 compared with no such gain in 2001.

Income Tax Benefit (Expense)

      We recognized $1.0 million of income tax expense during 2002 and a $14.1 million income tax benefit during 2001. The additional expense recognized was primarily related to additional income from the raw material pricing litigation recognized during 2002, and a valuation allowance recognized against interest expense in 2001. Additionally, differences between the federal statutory rate and our effective tax rate were primarily due to the amortization of non-deductible goodwill in both years and a valuation allowance against interest expense in 2001.

Loss from Cumulative Effect of Accounting Change

      We adopted SFAS No. 142 on January 1, 2002, which requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. Upon adoption of SFAS No. 142, we recorded in the first quarter of 2002 a one-time, non-cash charge of $889.7 million, net of taxes, to reduce the carrying amount of goodwill and other intangibles to their implied fair value. The impairment resulted from several factors including our declining performance, and overall industry declines, increased competition, and diminished contract manufacturing growth.

Net Income (Loss)

      As a result of the foregoing, consolidated net loss increased $905.0 million to a net loss of $960.9 million during 2002 compared to a net loss of $55.9 million during 2001. When the charge for the cumulative effect of accounting change of $889.7 million is excluded from 2002, the net loss increased $15.3 million.

Other Comprehensive Income (Loss)

      We recognized a $2.1 million unrealized depreciation in a marketable equity security during 2002, offset by an unrealized foreign currency gain of $0.3 million, compared to a $2.1 million unrealized appreciation in a marketable equity security during 2001, offset by an unrealized foreign currency exchange loss of $0.4 million.

Liquidity and Capital Resources

      At March 31, 2004, we had $68.1 million in cash and cash equivalents and $228.8 million in working capital compared with $47.4 million in cash and cash equivalents and $139.3 million in working capital at March 31, 2003. The $89.5 million increase in working capital was primarily driven by reductions in current maturities net of debt incurred in connection with the Acquisition.

Cash Provided by Operating Activities

      Historically, we have funded our operations through internally generated cash. Cash provided by operating activities was $48.4 million and $91.6 million during the three months ended March 31, 2004, and March 31, 2003, respectively. The primary reason for the change in each period was changes in working capital accounts. Receivables decreased approximately $60.0 million during the three months ended March 31, 2003 compared to the decrease in receivables of approximately $1.0 million in the three months ended March 31, 2004. The key drivers of the receivables changes for the three months ended March 31, 2003, were the receipt of $134.8 million in January 2003 of proceeds from a litigation settlement, offset by an increase in a related party receivable of approximately $75.0 million. In the three months ended March 31, 2004, inventory increased $31.8 million as we introduced new products into the stores and distribution centers. Accordingly, in the three months ended March 31, 2004, accounts payable increased $36.8 million, mostly as a result of the increased inventory purchases. Interest payable increased $32.4 million in the three months ended March 31, 2003 compared to an increase of $4.6 million in the three months ended March 31, 2004. Subsequent to March 31, 2004, we received a cash payment from Numico of $15.7 million resulting from the working capital purchase price adjustment related to the Acquisition purchase price. This payment included $3.0 million related to the election to have the Acquisition treated for tax purposes under Section 338(h)(10) of the U.S. tax code.

      Cash provided by operating activities was $97.6 million, $111.0 million and $75.8 million during the years ended December 31, 2003, 2002, and 2001, respectively. The primary reason for the change in each year was changes in working capital accounts. Receivables decreased in 2003 due to the receipt of $134.8 million in January 2003 from legal settlement proceeds relating to raw material pricing litigation, offset by an increase in receivables of $12.7 million due to the recording of a purchase price adjustment due from Numico related to the Acquisition, and a decrease in receivables of $70.6 million due from Numico, which was generated from periodic cash sweeps to Numico since the beginning of 2003. Receivables increased $132.6 million in 2002 primarily due to the recording of a raw material pricing settlement receivable of $134.8 million. Accounts payable increased in 2002 due to the recording of various amounts due from General Nutritional Companies, Inc. to Numico, and an affiliated purchasing subsidiary, Nutraco. In 2001, inventory decreased $46.3 million and accounts payable decreased by $48.2 million. Goodwill and intangible asset amortization was $75.9 million for the year, as SFAS No. 142 was not adopted until January 1, 2002.

Cash Used in Investing Activities

      We used cash from investing activities of approximately $13.3 million and $6.8 million for the three months ended March 31, 2004 and March 31, 2003, respectively. We used $7.7 million in 2004 to pay for transaction fees related to the Acquisition. The other primary use for cash in each of these periods was for capital expenditures for improvements at company-owned stores. We used cash from investing activities of approximately $771.5 million, $44.5 million, and $48.1 million for the twelve months ended December 31, 2003, 2002, and 2001, respectively. We used $738.1 million to acquire General Nutrition Companies, Inc. from Numico in 2003. This $738.1 million was reduced by approximately $12.7 million for a purchase price adjustment received in April 2004, and increased by $7.8 million for other acquisition costs, for a net purchase price of $733.2 million. Excluding the $738.1 million cash used to acquire the company in 2003, the primary use of cash in each year was for improvements to the retail stores, and on-going maintenance and improvements at our manufacturing facility. The decrease in cash used for investing activities in the twelve months ended December 31, 2003 compared to the same period in 2002 was the result of a decrease of $19.1 million in capital expenditures in 2003 and the receipt of $7.4 million in proceeds from the sale of marketable securities in 2002. The decrease in cash used for investing activities when comparing 2002 to 2001 was due to a decrease in franchised store purchases in 2002 compared with 2001, offset by higher capital expenditures. In 2001, we had an active franchise store buyback program in place, and repurchased or acquired 125 stores, compared with 59 in 2002. Additionally, we used $2.0 million of cash to purchase and install a warehouse management software system, and $1.8 million of cash to purchase a customer relationship software system.

Cash Used in Financing Activities

      We used cash in financing activities of approximately $0.2 million and $75.4 million for the three months ended March 31, 2004, and March 31, 2003, respectively. In the first quarter of 2004, we issued common stock and received proceeds of $1.6 million, used $1.0 million to pay down debt on our term loan facility and mortgage, and had a decrease of $0.8 million in cash overdrafts. In the first quarter of 2003, we used $75.0 million to pay down debt to related parties, $0.2 million to pay down debt to third parties, and had a $0.2 million reduction in cash overdrafts.

      We generated cash from financing activities of approximately $668.4 million for the twelve months ended December 31, 2003. The primary use of cash in the period ended December 4, 2003 was principal payments on debt of Numico, of which we were a guarantor. In the 27 days ended December 31, 2003, the primary source of cash was from borrowings under Centers’ senior credit facility of $285.0 million, proceeds from the issuance of shares of our common stock of $177.5 million and of preferred stock of $100.0 million, and proceeds from Centers’ issuance of its senior subordinated notes of $215.0 million. We used cash in financing activities of approximately $44.3 million and $21.6 million for the twelve months ended December 31, 2002 and 2001, respectively, primarily to repay debt to related parties. We generated $62.3 million of cash through borrowings from related parties in 2001.

      In connection with the Acquisition, Centers entered into a senior credit facility, consisting of a $285.0 million term loan facility and a $75.0 million revolving credit facility. Centers borrowed the full amount under the term loan facility in connection with the closing of the Acquisition. Borrowings under the senior credit facility bear interest at a rate per annum of equal to (1) the higher of (x) the prime rate and (y) the federal funds effective rate, plus 0.5% per annum, or (2) the Eurodollar rate, plus in each case, an applicable margin, and, in the case of revolving loans, such rates per annum may be decreased if our leverage ratio is decreased. In addition, we are required to pay an unused commitment fee equal to 0.5% per year. The term loan facility matures on December 5, 2009 and the revolving credit facility matures on December 5, 2008. The revolving credit facility allows for $50 million to be used as collateral for outstanding letters of credit, of which $8.0 million was used at March 31, 2004, leaving $67.0 million of this facility available for future borrowing. This facility contains customary covenants including financial tests (including maximum total leverage, minimum fixed charge coverage ratio and maximum capital expenditures) and places certain other limitations on us concerning our ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make optional payments or modifications of other debt instruments, and pay dividends or other payments on capital stock. See Note 9 of our consolidated financial statements included elsewhere in this prospectus.

      On December 5, 2003, Centers issued $215.0 million aggregate principal amount of senior subordinated notes in connection with the Acquisition. The senior subordinated notes mature in 2010 and bear interest at the rate of 8 1/2% per annum. In addition, our Principal Stockholder and certain of our directors, members of our management and other employees made an equity contribution of $277.5 million in exchange for 29,566,666 shares of our common stock and, in the case of our Principal Stockholder, 100,000 shares of our Series A preferred stock. The proceeds of the equity contribution were contributed to Centers to fund a portion of the acquisition price. In addition, we sold shares of our common stock for $200,000 to one of our new outside directors shortly after consummation of the Acquisition and subsequently sold shares of our common stock for approximately $1.7 million to certain members of our management. The proceeds of all of such sales were contributed by us to Centers.

      We expect to fund our operations through internally generated cash and, if necessary, from borrowings under our subsidiary’s $75.0 million revolving credit facility. We expect our primary uses of cash in the near future will be debt service requirements, working capital requirements and capital expenditures. We anticipate that cash generated from operations, together with amounts available under our revolving credit facility, will be sufficient to meet our future operating expenses, capital expenditures and debt service obligations during the next twelve months. However, our ability to make scheduled payments of principal on, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend on our future operating performance which will be affected by general economic, financial and other factors beyond our control.

     Capital Expenditures

      Capital expenditures were $5.3 million and $7.0 million during the three months ended March 31, 2004, and March 31, 2003, respectively. Capital expenditures were $32.8 million, $51.9 million and $29.2 million in 2003, 2002, and 2001, respectively. The primary use of cash in each year was for improvements to our retail stores, and on-going maintenance and improvements of our manufacturing facility. During 2002, we completed a $23.5 million store reset and upgrade program, $6.1 million of which was funded by our franchisees. Of the $17.4 million paid by us, $13.9 million was capitalized and $3.5 million was expensed. As of March 31, 2004, we expected our remaining store-related maintenance capital expenditures to be approximately $11.3 million and our total capital expenditures to be approximately $33.0 million for 2004.

Contractual Obligations

      The following table summarizes our future minimum non-cancelable contractual obligations at March 31, 2004.

		Payments due by period

		Less than	1-3	4-5	After
Contractual Obligations	Total	1 year	years	years	5 years

	(In millions)
Long-term debt obligations	$513.3	$3.8	$7.9	$8.2	$493.4
Operating lease obligations	373.6	98.8	144.9	81.0	48.9
Scheduled interest payments(1)	192.8	31.7	62.8	61.8	36.5
Purchase obligations(2)	28.6	21.3	7.3	—	—

	$1,108.3	$155.6	$222.9	$151.0	$578.8

(1)	Includes variable debt interest payments, which are estimated using current interest rates.

(2)	Consists of inventory purchase commitments and advertising commitments.

Off-Balance Sheet Arrangements

      As of March 31, 2004 and 2003 and December 31, 2003, 2002 and 2001, we had no relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements, or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

      We have a balance of unused advertising barter credits on account with a third-party advertising agency. We generated these barter credits by exchanging inventory with a third-party barter vendor. In exchange, the barter vendor supplied us with advertising credits. We did not record a sale on the transaction as the inventory sold was for expiring products that were previously fully reserved for on our balance sheet. In accordance with APB 29, a sale is recorded based on either the value given up or the value received, which ever is more easily determinable. The value of the inventory was determined to be zero, as the inventory was fully reserved. Therefore, these credits were not recognized on the balance sheet and are only realized when we advertise through the bartering company. The credits can be used to offset the cost of cable advertising. As of March 31, 2004, December 31, 2003 and December 31, 2002, the available credit balance was $13.5 million, $16.6 million and $18.8 million, respectively. The barter contract is effective through March 2005, with renewable extensions.

Effects of Inflation

      Inflation generally affects us by increasing costs of raw materials, labor and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are primarily exposed to foreign currency and interest rate risks. We do not use derivative financial instruments in connection with these market risks.

      Foreign Exchange Rate Market Risk. We are subject to the risk of foreign currency exchange rate changes in the conversion from local currencies to the U.S. dollar of the reported financial position and operating results of our non-U.S. based subsidiaries. We are also subject to foreign currency exchange rate changes for purchases and services that are denominated in currencies other than the U.S. dollar. The primary currencies to which we are exposed to fluctuations are the Canadian Dollar and the Euro. The fair value of our net foreign investments and our foreign denominated payables would not be materially affected by a 10% adverse change in foreign currency exchange rates for the periods presented.

      Interest Rate Market Risk. A portion of our debt is subject to changing interest rates. Although changes in interest rates do not impact our operating income, the changes could affect the fair value of such debt and related interest payments. As of March 31, 2004, we had fixed rate debt of $229.0 million and variable rate debt of $284.3 million. Fluctuations in market rates have not had a significant impact on our results of operations in recent years because, in general, our contracts with vendors limit our exposure to increases in product prices. We are not exposed to price risks except with respect to product purchases. We do not enter into futures or swap contracts at this time. Based on our variable rate debt balance as of March 31, 2004, a 1% change in interest rates would increase or decrease our annual interest cost by $2.8 million.

Recently Issued Accounting Pronouncements

      In December 2003, the FASB revised SFAS No. 132. The revised standards relate to additional disclosures about pension plans and other postretirement benefit plans. We had previously adopted the disclosure requirements of SFAS No. 132. The adoption of this revised standard did not have a material impact on our consolidated financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It is effective for reporting years beginning after June 15, 2002. The adoption of this standard did not have a material impact on our consolidated financial position or results of operations. As the operation of our manufacturing facility and distribution centers constitutes a material portion of our business, other obligations may arise in the future. Since these operations have indeterminate lives, an asset retirement obligation cannot be reasonably estimated. Therefore, any additional liabilities associated with potential obligations cannot be estimated and thus, have not been accrued for in the accompanying financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. It is effective for transactions after December 31, 2002. The adoption of this standard did not have a material impact on our consolidated financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation clarifies existing guidance relating to a guarantor’s accounting for and disclosure of, the issuance of certain types of guarantees. FIN No. 45 requires that, upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. FIN No. 45 is effective on a prospective basis for guarantees issued or modified after December 31, 2002, except for the disclosure provisions which were adopted by us for the year ended December 31, 2002. The adoption of the remaining provisions of FIN No. 45 did not have a material impact on our consolidated financial position or results of operations.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51.” This interpretation addresses the consolidation of variable interest entities (“VIEs”) and its intent is to achieve greater consistency and comparability of reporting between business enterprises. It defines the characteristics of a business enterprise that qualifies as a primary beneficiary of a variable interest entity. In December 2003, the FASB issued a modification to FIN 46, titled FIN 46R. FIN 46R delayed the effective date for certain entities and also provided technical clarifications related to Implementation Issues. In summary, a primary beneficiary is a business enterprise that is subject to the majority of the risk of loss from the VIE, entitled to receive a majority of the VIE’s residual returns, or both. The implementation of FIN No. 46 has been deferred for non-public entities. For non-public entities, such as us, FIN No. 46 requires immediate application to all VIEs created after December 31, 2003. For all other VIEs, we are required to adopt FIN No. 46 by no later than the beginning of the first period beginning after December 15, 2004. FIN No. 46 also requires certain disclosures in financial statements regardless of the date on which the VIE was created if it is reasonably possible that the business enterprise will be required to disclose the activity of the VIE once the interpretation becomes effective. We adopted FIN No. 46 on January 1, 2004 and determined that it does not have an impact.

      In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting for and reporting of derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. SFAS No. 149 is effective for contracts entered into after June 30, 2003. As of December 4, 2003, we have not identified any financial instruments that fall within the scope of SFAS No. 149, thus the adoption of SFAS No. 149 did not have a material impact on the accompanying consolidated financial statements or results of operations.

      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement clarifies and defines how certain financial instruments that have both the characteristics of liabilities and equity be accounted for. Many of these instruments that were previously classified as equity will now be recorded as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and must be adopted for financial statements issued after June 15, 2003. As of December 31, 2003, we have not identified any financial instruments that fall within the scope of SFAS No. 150, thus the adoption of SFAS No. 150 does not have a material impact on the accompanying consolidated financial statements or results of operations.

      In December 2003, the Securities and Exchange Commission issued SAB No. 104 “Revenue Recognition.” This SAB revises or rescinds certain portions of interpretative guidance included in Topic 13 of the codification of staff accounting bulletins. These changes make SAB 104 guidance consistent with current accounting regulations promulgated under U.S. generally accepted accounting principles. As stated in the Revenue Recognition accounting policy, we have adopted SAB No. 104 for all periods presented herein. The adoption of SAB No. 104 did not have a material impact on the accompanying consolidated financial statements or results of operations.

BUSINESS

      We are the largest global specialty retailer of nutritional supplements, which include sports nutrition products, diet products, vitamins, minerals and herbal supplements (VMHS) and specialty supplements. We derive our revenues principally from product sales through our company-owned stores, franchise activities and sales of products manufactured in our facilities to third parties. On December 5, 2003, we acquired from Numico USA, Inc., 100% of the outstanding equity interests of General Nutrition Companies, Inc., a company that opened its first health food store in 1935 and today sells products through a worldwide network of more than 5,600 locations operating under the GNC brand name. According to the 2003 Gallup Survey of Vitamin Users, the GNC brand name is one of the most widely recognized brands in the nutritional supplements industry. An estimated 84% of the U.S. population recognizes GNC as a source of health and wellness products based on the Parker 2003 Awareness Study. Our product mix, which is focused on high-margin, value-added nutritional products, is sold under our GNC proprietary brands, including Mega Men, Pro Performance, Total Lean and Preventive Nutrition, and under nationally recognized third-party brands, including Muscletech, EAS and Atkins.

      Net revenues for the twelve months ended March 31, 2004 were $1,451 million. The following charts illustrate, for the twelve months ended March 31, 2004, the percentage of our net revenues generated by our three business segments and the percentage of our net U.S. retail revenues generated by our product categories:

Net Revenues By Segment	Net U.S. Retail Revenues By Product Category

Business Overview

Retail Locations

      Our retail network represents the largest specialty retail store network in the nutritional supplements industry according to the NBJ 2003 Supplement Report. As of June 30, 2004, there were 4,974 GNC locations in the United States and Canada and 692 franchised stores operating in other international locations under the GNC name. Of our U.S. and Canadian locations, 2,649 were company-owned stores, 1,331 were franchised stores and 994 were GNC store-within-a-store locations under our strategic alliance with Rite Aid. Our retail network in the United States was approximately nine times larger than that of our nearest specialty retail competitor as of March 31, 2004. Most of our U.S. stores are between 1,000 and 2,000 square feet and are located in shopping malls and strip shopping centers. In the fourth quarter of 2002, we completed a store reset and upgrade program. As a result, many of our stores have a modern and customer-friendly layout and promote our GNC Live Well theme.

Franchise Activities

      As of June 30, 2004, we had 1,331 franchised stores in the United States and Canada and 692 other international franchised stores. We generate income from franchise activities primarily through product sales to franchisees, royalties on franchise retail sales and franchise fees. To assist our franchisees in the successful operation of their stores and to protect our brand image, we offer a number of services to franchisees including training, site selection, construction assistance and accounting services. We believe that our franchise program enhances our brand awareness and market presence and will enable us to expand our store base internationally with minimal capital expenditures by us. We enjoy strong relationships with our franchisees, as evidenced by our franchisee renewal rate of over 98% between 2000 and 2003. Our franchise program has been recognized numerous times by several publications as one of the top franchise programs in the country.

Store-Within-a-Store Locations

      To increase brand awareness and promote access to customers who may not frequent specialty nutrition stores, we entered into a strategic alliance with Rite Aid to open our GNC store-within-a-store locations. As of June 30, 2004, we had 994 store-within-a-store locations. Through this strategic alliance, we generate revenues from sales to Rite Aid of our products at wholesale prices, the manufacture of Rite Aid private label products and retail sales of consignment inventory. We are Rite Aid’s sole supplier for the PharmAssure vitamin brand and a number of Rite Aid private label supplements. We recently extended our alliance with Rite Aid through April 30, 2009, with its commitment to open 300 new store-within-a-store locations by December 31, 2006.

Products

      We offer a wide range of nutritional supplements sold under our GNC proprietary brand names, including Mega Men, Pro Performance, Total Lean and Preventive Nutrition, and under nationally recognized third-party brand names, including Muscletech, EAS and Atkins. Sales of our proprietary brands at our company-owned stores represented approximately 43% of our net retail product revenues for the twelve months ended March 31, 2004. We generally have higher gross margins on sales of our proprietary brands than on sales of third-party brands. We develop our proprietary products independently at our own facilities and through collaborative efforts with our suppliers. In addition, we have arrangements with several of our suppliers that enable us to be the preferred distributor of a number of third-party products. We believe that new products are a key driver of customer traffic and purchases, and we are committed to developing new and innovative products for the nutritional supplements industry. We launched 37 new products during the year ended December 31, 2003. During the six months ended June 30, 2004, we launched 33 new products, and we expect to launch 60 additional new products during the remainder of 2004.

Marketing

      We market our proprietary brands of nutritional products through an integrated marketing program that includes television, print and radio media, storefront graphics, direct mailings to members of our Gold Card program and point of purchase materials. Our Gold Card program is a key component of our marketing strategy and entitles members to discount offers and other benefits. With 4.7 million Gold Card members as of March 31, 2004, we believe that our Gold Card program builds customer loyalty and serves to make us a destination retailer. We also benefit from product advertising paid for entirely by third-party vendors, which promotes their products and identifies our locations as a place to purchase their products.

Manufacturing and Distribution

      With our technologically sophisticated manufacturing and distribution facilities supporting our retail stores, we are a low-cost, vertically integrated producer and supplier of nutritional supplements. We operate two manufacturing facilities in South Carolina and three distribution centers located in Pennsylvania, South Carolina and Arizona. Although we utilize our facilities primarily for the production of our proprietary products that are sold at GNC locations, we have available capacity to produce products for sale to third-party customers. By controlling the production and distribution of our proprietary products, we believe we can better control costs, protect product quality, monitor delivery times and maintain appropriate inventory levels.

Industry Overview

      The U.S. nutritional supplements retail industry, which includes nutritional supplements sold through all channels, is large and highly fragmented, with no single industry participant accounting for more than 10% of total industry retail sales in 2002, the most recent period for which information is available. Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, mail order companies and a variety of other smaller participants. The nutritional supplements sold through these channels are divided into four major product categories: sports nutrition products, diet products, VMHS and specialty supplements. Most supermarkets, drugstores and mass merchants have narrow nutritional supplement product offerings, limited primarily to simple vitamins and herbs, with less knowledgeable sales associates than specialty retailers. We believe that these merchants’ share of the nutritional supplements market over the last five years has remained relatively constant.

      During the 1990s, our industry underwent a period of rapid expansion. From 1990 to 2002, industry retail sales grew at a compound annual growth rate of 10.0%, with the most rapid growth in the early 1990s. According to the NBJ 2003 Supplement Report, total industry sales in the United States were approximately $18.8 billion in 2002 and were estimated to grow at a compound annual growth rate of 3.7% from 2002 through 2008. Several demographic, healthcare and lifestyle trends are expected to drive the continued growth of the nutritional supplements industry. These trends include:

•	Aging Population: The average age of the U.S. population is increasing. U.S. Census Bureau data indicates that the number of Americans age 55 or older is expected to increase by 19% from 2003 to 2010. We believe that consumers over the age of 55 are significantly more likely to use VMHS products than younger persons.

•	Rising Healthcare Costs and Use of Preventive Measures: Healthcare related costs have increased substantially in the United States. According to a leading healthcare provider, private health insurance premiums increased an average of 13.9% from 2002 to 2003. To reduce medical costs and avoid the complexities of dealing with the healthcare system, many consumers take preventive measures, including alternative medicines and nutritional supplements.

•	Increasing Focus on Fitness: The number of Americans belonging to health clubs has grown 23% from 29.5 million in 1998 to 36.3 million in 2002, according to the most recent trend report published by the International Health, Racquet & Sportsclub Association. We believe that fitness-oriented consumers are interested in taking sports nutrition products to increase energy, endurance and strength during exercise.

•	Increasing Incidence of Obesity: According to a 2002 study by the National Heart, Lung and Blood Institute, 61% of adults ages 20-74 in the United States are either overweight or obese. Obesity may lead to more serious health conditions, such as diabetes, heart disease and high blood pressure. An estimated 46% of adults in the United States are dieting, according to a 2003 Gallup Study of Dieting and the Market for Diet Products and Services.

      According to the NBJ 2003 Supplement Report, total global industry sales were approximately $50.0 billion in 2001, the most recent period for which international information is available. The largest markets were the United States at $18.1 billion, followed by Europe at $14.5 billion and Asia with $13.4 billion.

Competitive Strengths

      We believe we are well positioned to capitalize on the emerging demographic, healthcare and lifestyle trends affecting our industry and to grow our revenues due to the following competitive strengths:

      Unmatched Specialty Retail Footprint. Our retail network in the United States was approximately nine times larger than that of our nearest specialty retail competitor as of March 31, 2004. The size of our retail network provides us with advantages within the fragmented nutritional supplements industry. For instance, our scale helps us to attract industry-leading vendors to sell their products in our locations, often on a preferred basis. Our extensive retail footprint in established territories also provides us with broad distribution capabilities that we believe are difficult for our competitors to replicate without significant time and cost. Through our multiple store formats located across the United States, large franchise operations and extensive international store base, we are not dependent on any single store format or geographic location.

      Strong Brand Recognition and Customer Loyalty. We have strong brand recognition within the nutritional supplements industry. According to the Parker 2003 Awareness Study, an estimated 84% of the U.S. population recognizes the GNC brand name as a source of health and wellness products. We utilize extensive marketing and advertising campaigns through television, print and radio media, storefront graphics, Gold Card membership communications and point of purchase materials to strengthen and reinforce our brand recognition. Our Gold Card program cultivates customer loyalty through a combination of discount offers and targeted marketing efforts. We believe that our Gold Card program helps to make us a destination retailer.

      Ability to Leverage Existing Retail Infrastructure. Our incremental retail sales result in disproportionate increases in operating income as we leverage the largely fixed cost nature of our retail operations and our high retail gross product margins. Our existing store base, stable size of our workforce and established distribution network can support higher sales volume without adding significant incremental costs and enable us to convert a high percentage of our net revenues into cash flow from operations.

      Extensive Product Selection. We offer an extensive mix of brands and products, including approximately 2,200 SKUs across multiple categories. This variety provides our customers with a wide selection of products to fit their specific needs and provides us with an advantage over drugstores, supermarkets and mass merchants who offer a more limited product selection. Our products include powders, bars, tablets, meal replacements, shakes and teas. With a broad range of products, our success does not depend on any one specific product or vendor. During the twelve months ended March 31, 2004, no single product accounted for more than 4.5% of our company-owned store sales.

      New Product Development. We believe that new products are a key driver of customer traffic and purchases. Interactions with our customers and raw materials vendors help us identify changes in consumer trends that, in turn, influence our development, manufacturing and marketing of new products. In March 2003, we integrated and upgraded our previously decentralized product development function, creating dedicated development teams that conduct extensive market research and use scientific methods and third-party product testing to formulate new value-added products geared to specific nutritional concerns, such as heart health, digestive function and women’s health issues. This initiative has led to a meaningful increase in new product development activity. We launched 37 new products during the year ended December 31, 2003. During the six months ended June 30, 2004, we launched 33 new products, and we expect to launch 60 additional new products during the remainder of 2004.

      Value-Added Customer Service. Our sales associates are trained to provide guidance to customers with respect to the broad selection of products sold in our stores. We believe this level of customer service provides us with an advantage over supermarkets, drugstores and mass merchants. We provide ongoing training to our sales associates to ensure that they are prepared to educate customers about product features and direct them to products that will address their specific requests. In 2002, we instituted the “GNC University,” an online training program for our sales associates at our company-owned stores and for sales associates at participating franchised locations. We provide additional education and training materials through a monthly newsletter detailing new products and through interactive training modules. We also provide a wide range of nutritional information in numerous forms, including signage, brochures, and touch screen computers enabling customers to make informed purchases.

      Vertically Integrated Operational Capabilities. Our vertically integrated manufacturing, distribution and retail capabilities differentiate us from many of our competitors. We believe our technologically sophisticated manufacturing facilities and distribution centers, combined with our retail footprint, enable us to better control costs and protect product quality. We are also better able to monitor delivery times and to maintain appropriate inventory levels for our proprietary products by controlling production scheduling and distribution.

      Experienced Management Team. Our senior management team is comprised of experienced retail executives who have, on average, been employed with us for over 14 years. Our board of directors is comprised of executives with significant experience in the retail industry. As of June 30, 2004, after giving effect to this offering and the use of proceeds therefrom, our management and other employees would have owned or had options to purchase approximately           %, in the aggregate, of our fully diluted common equity.

Business Strategy

      As the largest global specialty retailer of nutritional supplements, our goal is to further capitalize on the trends affecting our industry by pursuing the following initiatives:

•	obtain additional third-party preferred distributor arrangements and position ourselves to be first-to-market with new and innovative products by partnering with our suppliers and leveraging our extensive specialty retail footprint;

•	formulate new value-added products and shift our product mix to emphasize our proprietary products, which typically have higher gross product margins, by utilizing our integrated product development capabilities;

•	encourage customer loyalty, facilitate direct marketing, and increase cross-selling and up-selling opportunities by using our extensive Gold Card customer database;

•	expand our international store network by growing our international franchise presence, which requires minimal capital expenditures by us;

•	produce products for sale to third-party vendors by increasing utilization of our available manufacturing capacity;

•	leverage our existing store base, work force and distribution network as we generate incremental sales; and

•	reduce our debt by combining our high cash flow from operations, low maintenance capital expenditures and modest working capital requirements.

      We believe that implementation of these strategies will enable us to drive sales growth, enhance our profitability and generate strong cash flow from operations.

Company History

      We are a holding company and all of our operations are conducted through our operating subsidiaries. We were formed as a Delaware corporation in November 2003 by affiliates of Apollo and certain members of our management. On May 27, 2004, we changed our name from General Nutrition Centers Holding Company to GNC Corporation. In October 2003, we formed Centers, a Delaware corporation and our wholly owned subsidiary and operating company, to acquire General Nutrition Companies, Inc. (“GNCI”) from Numico USA, Inc. (“Numico USA”). GNCI was acquired in August 1999 by Numico Investment Corp. (“NIC”) which, subsequent to the acquisition, was merged into GNCI. NIC was a wholly owned subsidiary of an entity ultimately merged into Numico USA. Numico USA is a wholly owned subsidiary of Koninklijke (Royal) Numico N.V. (together with Numico USA, “Numico”), a Dutch public company. Prior to the acquisition by NIC in 1999, GNCI was a publicly traded company, listed on the Nasdaq National Market.

      On December 5, 2003, Centers purchased 100% of the outstanding equity interests of GNCI. Simultaneously with the closing of the Acquisition, Centers entered into a new senior credit facility with a syndicate of lenders, consisting of a term loan facility and a revolving credit facility. Centers borrowed the full amount of the term loan facility to fund a portion of the Acquisition purchase price, but made no borrowings under the revolving credit facility. We have guaranteed Centers’ obligations under the senior credit facility. Centers also issued senior subordinated notes to fund a portion of the Acquisition purchase price.

      In addition, our Principal Stockholder made an equity contribution in exchange for our common and preferred stock. We contributed the full amount of the equity contribution to Centers to fund a portion of the Acquisition purchase price. Our Principal Stockholder subsequently resold all of our preferred stock to other institutional investors. We intend to use a portion of the net proceeds from this offering to repurchase                      shares of common stock owned by our Principal Stockholder. We intend to use the remaining net proceeds and cash on hand to redeem a portion of Centers’ senior subordinated notes and to redeem all of our outstanding preferred stock. For more information, please refer to “Use of Proceeds,” “Unaudited Consolidated Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness.”

      Our Principal Stockholder, from whom we will repurchase common stock with a portion of the net proceeds from this offering, held approximately 96% of our outstanding common stock as of June 30, 2004. Affiliates of Apollo Advisors V and other institutional investors own all of the equity interests of our Principal Stockholder, with affiliates of Apollo Advisors V owning approximately 76% of such equity interests. After giving effect to this offering and the use of proceeds therefrom, our Principal Stockholder will hold approximately      % of our common stock, or approximately      % if the underwriters’ over-allotment option is exercised in full. Please refer to “Principal Stockholders” for additional information.

Business Segments

      We generate revenues primarily from our three business segments, Retail, Franchise and Manufacturing/ Wholesale. The following chart outlines our business segments and the historical contribution to our consolidated revenues by those segments, after intercompany eliminations. For a description of operating income (loss) by business segment, our total assets by business segment, total revenues by geographic area, and total assets by geographic area, see note 23 to our consolidated financial statements included elsewhere in this prospectus.

	Predecessor						Successor		Predecessor		Successor

					Period from				Three		Three
	Year Ended December 31,				January 1,		27 Days		Months		Months
					2003 to		Ended		Ended		Ended
					December 4,		December 31,		March 31,		March 31,
	2001		2002		2003		2003		2003		2004

(dollars in millions)
Retail	$1,123.1	74.4%	$1,068.6	75.0%	$993.3	74.1%	$66.2	74.1%	$266.4	75.9%	$279.6	75.1%
Franchise	273.1	18.1	256.1	18.0	241.3	18.0	14.2	15.9	59.7	17.0	64.2	17.2
Manufacturing/ Wholesale	112.9	7.5	100.3	7.0	105.6	7.9	8.9	10.0	25.0	7.1	28.8	7.7

Total	$1,509.1	100.0%	$1,425.0	100.0%	$1,340.2	100.0%	$89.3	100.0%	$351.1	100.0%	$372.6	100.0%

Retail

      Our Retail segment generates revenues from sales of products to customers at our company-owned stores in the United States and Canada.

     Locations

      As of June 30, 2004, we operated 2,649 company-owned stores across 50 states and in Canada, Puerto Rico and Washington DC. Most of our U.S. company-owned stores are between 1,000 and 2,000 square feet and are located primarily in shopping malls and strip shopping centers. Traditional mall and strip mall locations typically generate a large percentage of our total retail sales. All of our company-owned stores follow one of two consistent formats, one for mall locations and one for strip shopping center locations. Our store graphics are periodically redesigned to better identify with our GNC customers and provide product information to allow the consumer to make educated decisions regarding product purchases and usage. Our product labeling is consistent within our product lines and the stores are designed to present a unified approach to packaging with emphasis on added information for the consumer. In addition, in the fourth quarter of 2002 we completed a store reset and upgrade program for all of our company-owned stores to create a more modern and customer-friendly layout, while promoting our GNC Live Well theme. As part of the store reset and upgrade program, we redesigned our floor layouts to create one-stop stations where our customers can locate a variety of products to address their specific needs.

     Products

      We offer a wide range of nutritional supplements sold under our GNC proprietary brand names, including, Mega Men, Pro Performance, Total Lean and Preventive Nutrition, and under nationally recognized third-party brand names, including Muscletech, EAS and Atkins. We operate in four major nutritional supplement categories: sports nutrition products, diet products, VMHS and specialty supplements. We offer an extensive mix of brands and products, including approximately 2,200 SKUs across multiple categories. This variety is designed to provide our customers with a vast selection of products to fit their specific needs. Sales of our proprietary brands at our company-owned stores represented approximately 43% of our net retail product revenues for the twelve months ended March 31, 2004.

      Products are delivered to our retail stores through our distribution operations located in Leetsdale, Pennsylvania; Anderson, South Carolina; and Phoenix, Arizona. Our distribution centers support our company-owned stores as well as franchised stores and Rite Aid locations. Our distribution fleet delivers raw materials and components to our manufacturing facilities and delivers our finished goods and third-party products through our distribution centers to our company-owned and domestic franchised stores on a weekly and biweekly basis, depending on sales volume of the store. Each of our distribution centers has a quality control department that monitors products received from our vendors to determine if they meet our requirements.

      Based on data collected from our point of sale systems (POS), below is a comparison of our domestic retail product sales by major product category and the respective percentage of our retail supplement sales for the period shown:

	Year Ended December 31,						Three Months		Three Months
							Ended		Ended
							March 31,		March 31,
	2001		2002		2003(1)		2003		2004

(dollars in millions)
Sports Nutrition Products	287.5	26.5%	288.7	28.1%	300.9	29.8%	77.8	30.4%	81.5	30.6%
Diet Products	289.2	26.7%	267.1	26.0%	265.6	26.3%	66.4	25.9%	61.7	23.2%
VMHS	273.1	25.2%	252.8	24.6%	238.4	23.6%	62.6	24.4%	63.7	23.9%
Specialty Supplements	148.9	13.7%	139.8	13.6%	126.6	12.5%	32.3	12.6%	33.3	12.5%
Other	85.0	7.8%	77.8	7.6%	78.4	7.8%	17.1	6.7%	26.0	9.8%

Total	1,083.7	100.0%	1,026.2	100.0%	1,009.9	100.0%	256.2	100.0%	266.2	100.0%

(1)	2003 data calculated on a combined basis, by adding data for the period from January 1, 2003 through December 4, 2003 to data for the 27 days ended December 31, 2003.

Sports Nutrition Products

      Sports nutrition products are designed to be taken in conjunction with an exercise and fitness regimen. Our target consumer for sports nutrition products is the 18-49 year old male. We typically offer a broad selection of sports nutrition products, such as protein and weight gain powders, sports drinks, sports bars, and high potency vitamin formulations, including GNC brands such as Pro Performance and popular third-party products such as NO2®.

Diet Products

      Diet products consist of various formulas designed to supplement the diet and exercise plans of weight conscious consumers. Our target consumer for diet products is the 18-49 year old female. We typically offer a variety of diet products, including pills, meal replacements, shakes, diet bars and teas. Our retail stores offer our proprietary and third-party products suitable for different diet and weight management approaches, including low-carbohydrate products and products designed to increase thermogenesis (a change in the body’s metabolic rate measured in terms of calories) and metabolism. We also offer several ephedra-free diet products, including our Total Lean and our Body AnswersTM product lines.

VMHS

      We sell vitamins and minerals in single nutrient and multi-nutrient form and in different potency levels. Our vitamin and mineral products are available in tablets, soft gelatin and hard-shell capsules and powder forms. Many of our special vitamin and mineral formulations, such as Mega Men and Ultra Mega®, are only available at GNC locations. In addition to our selection of VMHS products with unique formulations, we also offer the full range of standard “alphabet” vitamins. We sell herbal supplements in various solid dosage and soft gelatin capsules, tea and liquid forms. We have consolidated our traditional herbal offerings under a single umbrella brand, Herbal Plus®. In addition to the Herbal Plus line, we offer a full line of whole food-based supplements and top selling herb and natural remedy products. Our target consumers for VMHS are women over the age of 35.

Specialty Supplements

      Specialty supplements is a catch-all category for nutritional supplements that do not fit within the bounds of the other nutritional supplement categories. Specialty supplements include products containing glucosamine (an amino-monosaccharide involved in the formation of cartilage, ligaments, tendons, bones, eyes, nails, and heart valves) and melatonin (a hormone linked to regulation of the body’s sleep-wake cycle), as well as products that are designed to provide nutritional support to specific areas of the body. Our target consumers for specialty supplements are women over the age of 35. Many of our specialty supplements have ingredients unique to our formulations that are not available at other outlets. Our specialty supplements particularly emphasize recent third party research and available literature regarding the positive benefits from certain ingredients. Our comprehensive Preventive Nutrition product line includes Heart AdvanceTM, a product designed to support healthy heart and blood vessel function, Triple CleanseTM, a product designed to support healthy digestive function, and Fast Flex, a product designed to provide comprehensive joint support. Our specialty supplements are located in designated wall areas that include information and other products that offer a comprehensive solution to meet a customer’s particular nutritional concerns.

Product Development

      We believe a key driver of customer traffic and purchases is the introduction of new products. According to the Parker 2003 Awareness Study, 49% of consumers surveyed rated the availability of “new, innovative products” as extremely or very important when making purchase decisions and rated this as one of our competitive strengths. We identify changing customer trends through interactions with our customers and leading industry vendors to assist in the development, manufacturing and marketing of our new products. We develop proprietary products independently and through the collaborative effort of our dedicated development team. During 2003, we targeted our product development efforts on sports nutrition products, diverse diet products and specialty supplements, including ephedra-free and low-carbohydrate weight management products and new sports formulas and delivery systems. We launched 37 new products during the year ended December 31, 2003. During the six months ended June 30, 2004, we launched 33 new products, and we expect to launch 60 additional new products during the remainder of 2004.

Franchise

      Our Franchise segment is comprised of our domestic and international franchise operations. Our Franchise segment generates revenues from franchise activities primarily through product sales to franchisees, royalties on franchise retail sales and franchise fees.

      As a means of enhancing our operating performance and building our store base, we began opening franchised locations in 1988. As of June 30, 2004, there were 2,023 franchised stores operating, including

1,331 stores in the United States and Canada and 692 stores operating in other international locations. Approximately 88% of our franchises in the United States as of June 30, 2004 were in strip mall shopping centers and are typically between 1,200 and 1,800 square feet. The international franchised stores are smaller, typically an average of 750 square feet and, depending upon the country and cultural preferences, are located in mall, strip mall shopping center, street or store-within-a-store locations. All of our franchised stores in the United States were recently reset in the same manner as our company-owned stores. Typically, our international stores have a store format and signage similar to our U.S. franchised stores. To assist our franchisees in the successful operation of their stores and to protect our brand image, we offer site selection, construction assistance, accounting services and a three-part training program, which consists of classroom instruction, training in a company-owned location and actual on-site training after the franchised store opens. We enjoy strong relationships with our franchisees, as evidenced by our franchisee renewal rate of over 98% between 2000 and 2003. In addition, we do not have heavy reliance on any single franchise operator in the United States, as the largest franchisee owns and/or operates 11 store locations.

      All of our franchised stores in the United States offer both our proprietary products and third-party products, with a product selection similar to that of our company-owned stores. Our international franchised stores offer a more limited product selection than our franchised stores in the United States. Products are distributed to our franchised stores in the United States through our distribution centers and transportation fleet in the same manner as our company-owned stores.

Franchises in the United States

      Franchise revenues from our franchisees in the United States accounted for approximately 85% of our franchise revenues for the twelve months ended March 31, 2004. In 2004, new franchisees in the United States are required to pay an initial fee of $40,000 for a franchise license. Existing GNC franchise operators may purchase an additional franchise license for a fee of $30,000. We typically offer limited financing to qualified franchisees in the United States for terms up to five years. Once a store is established, franchisees are required to pay us a continuing royalty of 6% of sales and contribute 3% of sales to a national advertising fund. Our standard franchise agreements for the United States are effective for a ten-year period with two five-year renewal options. At the end of the initial term and each of the renewal periods, the renewal fee is 33% of the franchisee fee that is then in effect. The franchise renewal option is at our election for all franchise agreements executed after December 1995. Our franchisees in the United States receive limited geographical exclusivity and are required to follow the GNC store format.

      Franchisees must meet certain minimum standards and duties prescribed by our franchise operations manual and we conduct periodic field visit reports to ensure our minimum standards are maintained. Generally, we enter into a five-year lease with two five-year renewal options with landlords for our franchised locations in the United States. This allows us to secure space at cost-effective rates, which we sublease to our franchisees at cost. By subleasing to our franchisees, we have greater control over the location and have greater bargaining power for lease negotiations than an individual franchisee typically would have, and we can elect not to renew subleases for underperforming locations. If a franchisee does not meet specified performance and appearance criteria, the franchise agreement specifies the procedures under which we are permitted to terminate the franchise agreement. In these situations, we may take possession of the location, inventory, and equipment, and operate the store as a company-owned store or re-franchise the location. Our U.S. franchise agreements and operations in the United States are regulated by the FTC. See “— Government Regulation — Franchise Regulation.”

International Franchises

      Franchise revenues from our international franchisees accounted for approximately 15% of our franchise revenues for the twelve months ended March 31, 2004. In 2004, new international franchisees were required to pay an initial fee of $20,000 for a franchise license for each store and continuing royalty fees of 5% of sales. Our franchise program has enabled us to expand into international markets with limited capital expenditures. We expanded our international presence from 457 international franchised locations at the end of 2001 to 692 international locations as of June 30, 2004, without incurring any capital expenditures related to such expansion. Our international franchised stores generate sales per square foot of store space comparable to domestic store locations. However, we typically generate less revenues from franchises outside the United States due to lower international royalty rates and a smaller percentage of products that are purchased by the franchisees from us.

      Franchisees in international locations enter into development agreements with us for either full size stores or a store-within-a-store at a host location. The development agreement grants the franchisee the right to develop a specific number of stores in a territory, often an entire country. The international franchisee then enters into a franchise agreement for each location. The full-size store franchise agreement has an initial ten-year term with two five-year renewal options. At the end of the initial term and each of the renewal periods, the international franchisee has the option to renew the agreement at 33 1/3% of the franchise fee that is then in effect. Franchise agreements for international store-within-a-store locations have an initial term of five years, with two five-year renewal options. At the end of the initial term and each of the renewal periods, the international franchisee of a store-within-a-store location has the option to renew the agreement for 50% of the franchise fee that is then in effect. Our international franchisees often receive exclusive franchising rights to the entire country franchised, excluding military bases. Our international franchisee must meet minimum standards and duties similar to our U.S. franchisees and our international franchise agreements and international operations may be regulated by various state, local and international laws. See “— Government Regulation — Franchise Regulation.”

Manufacturing/ Wholesale

      Our Manufacturing/ Wholesale segment is comprised of our manufacturing operations in South Carolina and our wholesale sales business. This segment supplies our Retail and Franchise segments as well as various third parties with finished products. Our Manufacturing/ Wholesale segment generates revenues through sales of manufactured products to third parties, generally for third-party private label brands, and the sale of our proprietary and third-party brand products to Rite Aid and drugstore.com.

Manufacturing

      Our technologically sophisticated manufacturing and distribution facilities support our Retail and Franchise segments and enable us to control the production and distribution of our proprietary products, better control costs, protect product quality, monitor delivery times and maintain appropriate inventory levels. We operate two main manufacturing facilities, one in Greenville, South Carolina and one in Anderson, South Carolina. We utilize our plants primarily for the production of proprietary products. Our manufacturing operations are designed to allow low-cost production of a variety of products of different quantities, sizes and packaging configurations while maintaining strict levels of quality control. Our manufacturing procedures are designed to promote consistency and quality in our finished goods. We conduct sample testing on raw materials and finished products, including weight, purity and microbiological testing. Our manufacturing facilities also service our wholesale operations, including the manufacture and supply of Rite Aid private label products for distribution to Rite Aid locations. We also use our available capacity at these facilities to produce products for sale to third-party customers. Our distribution fleet delivers raw materials and components to our manufacturing facilities and delivers our finished goods and third-party products to our distribution centers.

      The principal raw materials used in the manufacturing process are natural and synthetic vitamins, herbs, minerals, and gelatin. We maintain multiple sources for the majority of our raw materials, with the remaining being single sourced due to the uniqueness of the material. As of December 31, 2003, no one vendor supplied more than 7% of our raw materials. In the event any of our third-party suppliers or vendors were to become unable or unwilling to continue to provide raw materials and third-party products in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to obtain alternative suppliers, our business could be adversely affected.

Wholesale

Store-Within-a-Store Locations

      To increase brand awareness and promote access to customers who may not frequent specialty nutrition stores, we entered into a strategic alliance with Rite Aid to open GNC store-within-a-store locations. As of June 30, 2004, we had 994 store-within-a-store locations. Through this strategic alliance, we generate revenues from sales to Rite Aid of our products at wholesale prices, the manufacture of Rite Aid private label products and retail sales of consignment inventory. We are Rite Aid’s sole supplier for the PharmAssure vitamin brand and a number of Rite Aid private label supplements. We recently extended our alliance with Rite Aid through April 30, 2009, with its commitment to open 300 new store-within-a-store locations by December 31, 2006.

Distribution Agreement with drugstore.com

      We have an Internet distribution agreement with drugstore.com, inc. Through this strategic alliance, drugstore.com became the exclusive Internet retailer of our proprietary products, the PharmAssure vitamin brand and certain other nutritional supplements. The initial term of the agreement expires in July 2009, subject to early termination provisions, and the exclusivity period expires in June 2005. This alliance allows us to access a larger customer base, who may not otherwise live close to, or have the time to visit, a GNC store. We generate revenues from the distribution agreement with drugstore.com through sales of our proprietary and third-party products on a wholesale basis and through retail sales of certain other products on a consignment basis.

      Our wholesale operations, including our Rite Aid and drugstore.com wholesale operations, are supported by our Anderson distribution center. Products are delivered to our store-within-a-store locations in a manner similar to our company-owned stores.

Research and Development

      We have an internal research and development group that performs scientific research on potential new and existing products, in part to assist our product development team in creating new products, and in part to support claims that may be made as to the purpose and function of the product. Prior to the Acquisition, Numico provided these services to us and allocated the related costs to us. Research and development costs recorded as expense were $0.4 million, $0.1 million, $5.1 million, $6.1 million, and $5.3 million for the three months ended March 31, 2004, the 27 days ended December 31, 2003, the period ended December 4, 2003, and the years ended December 31, 2002 and 2001, respectively.

Revenue and Long Lived Assets by Location

      Revenue and long lived assets segregated by location are as follows:

	Predecessor			Successor	Predecessor	Successor

	Twelve	Twelve			Three	Three
	Months	Months	Period	27 Days	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 4,	December 31,	March 31,	March 31,
	2001	2002	2003	2003	2003	2004
(In millions)
Revenue:
United States	$1,465.2	$1,379.2	$1,290.7	$84.6	$339.6	$356.1
Canada	41.7	42.9	45.0	4.2	10.7	14.5
Other Foreign Countries	2.3	2.9	4.5	0.5	0.8	2.0

Total International	44.0	45.8	49.5	4.7	11.5	16.5

Total Revenue	$1,509.2	$1,425.0	$1,340.2	$89.3	$351.1	$372.6

Long Lived Assets:
United States	$2,591.9	$1,287.5	$498.9	$555.6	$1,282.4	$584.3
Canada	6.5	6.7	6.4	6.5	7.3	5.4
Other Foreign Countries	5.3	4.5	1.0	4.7	0.9	1.0

Total International	11.8	11.2	7.4	11.2	8.2	6.4

Total Long Lived Assets	$2,603.7	$1,298.7	$506.3	$566.8	$1,290.6	$590.7

Competition

      The U.S. nutritional supplements retail industry is a large, highly fragmented and growing industry, with no single industry participant accounting for more than 10% of total industry retail sales. Competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products.

      We compete with publicly owned and privately owned companies, which are highly fragmented in terms of geographical market coverage and product categories. We compete with other specialty retailers, including Vitamin World and Vitamin Shoppe®, supermarkets, drugstores, mass merchants, multi-level marketing organizations, mail order companies and a variety of other smaller participants. In addition, the market is highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the United States, we also compete with supermarkets, drugstores and mass merchants with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as with the Nature’s Bounty and Nature’s Wealth brands, sold by Vitamin World and other retailers. Our international competitors also include large international pharmacy chains and major international supermarket chains as well as other large U.S.-based companies with international operations. Our wholesale and manufacturing operations also compete with other wholesalers and manufacturers of third-party nutritional supplements such as Tree of Life and Leiner Health Products.

Trademarks and Other Intellectual Property

      We believe trademark protection is particularly important to the maintenance of the recognized brand names under which we market our products. We own or have rights to material trademarks or trade names that we use in conjunction with the sale of our products, including the GNC brand name. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We protect our intellectual property rights through a variety of methods, including trademark, patent and trade secret laws, as well as confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information. Protection of our intellectual property often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology and brands. We are also a party to several intellectual property license agreements relating to certain of our products. For example, several of our products are covered by patents which we license from Numico. The scope and duration of our intellectual property protection varies throughout the world by jurisdiction and by individual product.

Insurance and Risk Management

      We purchase insurance to cover standard risks in the nutritional supplements industry, including policies to cover general and products liability, workers compensation, auto liability and other casualty and property risks. Our insurance rates are based on our safety record as well as trends in the insurance industry. We also maintain workers compensation insurance and auto insurance policies that are retrospective in that the cost per year will vary depending on the frequency and severity of claims in the policy year. Prior to the Acquisition, we were covered by certain of Numico’s insurance policies. Following the consummation of the Acquisition, we obtained our own insurance policies to replace those policies that were covered by Numico policies, including policies for general and products liability. We currently maintain products liability insurance with a deductible/retention of $1.0 million per claim with an aggregate cap on retained losses of $10.0 million, and general liability insurance with a deductible/retention of $100,000 per occurrence with an aggregate cap on retained losses of $600,000.

      We face an inherent risk of exposure to product liability claims in the event that, among other things, the use of our products results in injury. With respect to product liability coverage, we expect to carry insurance coverage typical of our industry and product lines. Our coverage involves self-insured retentions with primary and excess liability coverage above the retention amount. We have the ability to refer claims to our vendors and their insurers to pay the costs associated with any claims arising from such vendors’ products. Our insurance covers such claims that are not adequately covered by a vendor’s insurance and provides for excess secondary coverage above the limits provided by our product vendors.

      We self-insure certain property and casualty risks due to our analysis of the risk, the frequency and severity of a loss, and the cost of insurance for the risk. We believe that the amount of self-insurance is not significant and will not have an adverse impact on our performance.

Employees

      As of June 30, 2004, we had a total of 5,249 full-time and 8,846 part-time employees, of whom approximately 12,249 were employed in our Retail segment; 39 were employed in our Franchise segment; 1,266 were employed in our Manufacturing/ Wholesale segment; and 541 were employed in corporate support functions. None of our employees belongs to a union or is a party to any collective bargaining or similar agreement. We consider our relationships with our employees to be good.

Properties

      In our Retail segment, there were 2,649 company-owned stores operating in the United States and Canada as of June 30, 2004. All but one of our stores are located on leased premises that typically range in size from 1,000 to 2,000 square feet. In our Franchise segment, substantially all of our 1,331 franchised stores in the United States and Canada are located on premises we lease, and then sublease to our respective franchisees. All of our 692 franchised stores in other international locations are owned or leased directly by our franchisees. No single store is material to our operations.

      As of June 30, 2004, our company-owned and franchised stores in the United States and Canada (excluding store-within-a-store locations) and our other international franchised stores consisted of:

	Company-
	Owned
United States and Canada	Retail	Franchise	Other International	Franchise

Alabama	32	14	Aruba	2
Alaska	6	5	Australia	35
Arizona	44	15	Bahamas	3
Arkansas	18	6	Brazil	15
California	202	182	Brunei	1
Colorado	47	29	Cayman Islands	1
Connecticut	38	8	Chile	47
Delaware	8	10	China	1
District of Columbia	6	2	Columbia	1
Florida	220	120	Costa Rica	5
Georgia	88	63	Dominican Republic	12
Hawaii	20	1	Ecuador	14
Idaho	9	5	El Salvador	8
Illinois	85	76	Guam	3
Indiana	48	35	Guatemala	12
Iowa	23	11	Honduras	1
Kansas	19	14	Hong Kong	10
Kentucky	36	11	Indonesia	24
Louisiana	39	7	Israel	16
Maine	9	0	Japan	8
Maryland	55	29	Kuwait	4
Massachusetts	54	12	Lebanon	5
Michigan	78	49	Malaysia	18
Minnesota	60	16	Mexico	167
Mississippi	20	8	Pakistan	1
Missouri	44	21	Panama	5
Montana	4	3	Peru	13
Nebraska	6	18	Philippines	42
Nevada	12	10	Saudi Arabia	35
New Hampshire	17	5	Singapore	62
New Jersey	72	59	South Africa	8
New Mexico	21	2	South Korea	18
New York	148	60	Taiwan	14
North Carolina	83	48	Thailand	29
North Dakota	6	0	Turkey	20
Ohio	103	66	U.S. Virgin Islands	2
Oklahoma	31	7	Venezuela	30
Oregon	22	11
Pennsylvania	134	54
Puerto Rico	25	0
Rhode Island	12	1
South Carolina	28	27
South Dakota	5	0
Tennessee	42	36
Texas	203	91
Utah	23	8
Vermont	5	0
Virginia	81	31
Washington	48	23
West Virginia	25	3
Wisconsin	47	11
Wyoming	4	1
Canada	134	7

Total	2,649	1,331	Total	692

      In our Manufacturing/ Wholesale segment, we lease facilities for manufacturing, packaging, warehousing, and distribution operations. We manufacture a majority of our proprietary products at a 230,000 square foot facility in Greenville, South Carolina. We also lease a 630,000 square foot complex located in Anderson, South Carolina, for packaging, materials receipt, lab testing, warehousing, and distribution. Both the Greenville and Anderson facilities are leased on a long-term basis pursuant to “fee-in-lieu-of-taxes” arrangements with the counties in which the facilities are located, but we retain the right to purchase each of the facilities at any time during the lease for $1.00, subject to a loss of tax benefits. We also lease a 210,000 square foot distribution center in Leetsdale, Pennsylvania and a 112,000 square foot distribution center in Phoenix, Arizona. We conduct additional manufacturing for wholesalers and retailers of third-party products as well as warehouse certain third-party products at a leased facility located in New South Wales, Australia.

      We also lease four small regional sales offices in Clearwater, Florida; Fort Lauderdale, Florida; Laguna Hills, California; and Mississauga, Ontario. None of the regional sales offices is larger than 5,000 square feet. Our 253,000 square foot corporate headquarters in Pittsburgh, Pennsylvania is owned by Gustine Sixth Avenue Associates, Ltd., a Pennsylvania limited partnership, of which General Nutrition, Incorporated, one of our subsidiaries, is a 50% limited partner. The partnership’s ownership of the land and buildings, and the partnership’s interest in the ground lease to General Nutrition, Incorporated, are all encumbered by a mortgage in the original principal amount of $17.9 million, with an outstanding balance of $13.9 million as of March 31, 2004.

Environmental

      We are subject to numerous federal, state, local and foreign environmental laws and regulations governing our operations, including the handling, transportation and disposal of our products, and our non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water and groundwater. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities. Changes in laws or the interpretation thereof or the development of new facts could also cause us to incur additional capital and operation expenditures to maintain compliance with environmental laws and regulations. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment without regard to fault or knowledge about the condition or action causing the liability. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which substances or wastes were sent by current or former operations at our facilities. The presence of contamination from such substances or wastes could also adversely affect our ability to sell or lease our properties, or to use them as collateral for financing. From time to time, we have incurred and are incurring costs and obligations for correcting environmental noncompliance matters and for remediation at or relating to certain of our properties. We believe we have complied with, or are currently complying with, our environmental obligations to date and that such liabilities will not have a material adverse effect on our business or financial performance. However, it is difficult to predict future liabilities and obligations, which could be material.

Legal Proceedings

      We are from time to time engaged in litigation. We regularly review all pending litigation matters in which we are involved and establish reserves deemed appropriate by management for these litigation matters. However, some of these matters are material and an adverse outcome in these matters could have a material impact on our financial condition and operating results.

      As a manufacturer and retailer of nutritional supplements and other consumer products that are ingested by consumers or applied to their bodies, we have been and are currently subjected to various product liability claims. Although the effects of these claims to date have not been material to us, it is possible that current and future product liability claims could have a material adverse impact on our financial condition and operating results. We currently maintain product liability insurance with a deductible/retention of $1.0 million per claim with an aggregate cap on retained loss of $10 million per claim. We typically seek and have obtained contractual indemnification from substantially all parties that supply raw materials for our products or that manufacture or market products we sell. We also typically seek to be added, and have been added, as additional insured under most of such parties’ insurance policies. We are also entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra or Kava Kava sold prior to December 5, 2003. However, any such indemnification or insurance is limited by its terms and any such indemnification, as a practical matter, is limited to the creditworthiness of the indemnifying party and its insurer, and the absence of significant defenses by the insurers. See “Risk Factor — Risks Relating to Our Business and Industry — We may incur material products liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.”

      Ephedra (Ephedrine Alkaloids). As of July 8, 2004, we have been named as a defendant in 114 pending cases involving the sale of third-party products that contain ephedra. Ephedra products have been the subject of adverse publicity and regulatory scrutiny in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. In early 2003, we instructed all of our locations to stop selling products containing ephedra that were manufactured by GNC or one of our affiliates. Subsequently, we instructed all of our locations to stop selling any products containing ephedra by June 30, 2003. In April 2004, the FDA banned the sale of products containing ephedra. All claims to date have been tendered to the third-party manufacturer or to our insurer, and we have incurred no expense to date with respect to litigation involving ephedra products. Furthermore, we are entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra sold prior to December 5, 2003.

      Pro-Hormone/Androstenedione. On July 29, 2001, five substantially identical class action lawsuits were filed in the state courts of the States of Florida, New York, New Jersey, Pennsylvania and Illinois against us and various manufacturers of products containing pro-hormones, including androstenedione:

•	Brown v. General Nutrition Companies, Inc., Case No. 02-14221-AB, Florida Circuit Court for the 15th Judicial Circuit Court, Palm Beach County;

•	Rodriguez v. General Nutrition Companies, Inc., Index No. 02/126277, New York Supreme Court, County of New York, Commercial Division;

•	Abrams v. General Nutrition Companies, Inc., Docket No. L-3789-02, New Jersey Superior Court, Mercer County;

•	Toth v. Bodyonics, Ltd., Case No. 003886, Pennsylvania Court of Common Pleas, Philadelphia County; and

•	Pio v. General Nutrition Companies, Inc., Case No. 2-CH-14122, Illinois Circuit Court, Cook County.

      On March 20, 2004, a similar lawsuit was filed in California (Guzman v. General Nutrition Companies, Inc., Case No. 04-00283). Plaintiffs allege that we have distributed or published periodicals that contain advertisements claiming that the various pro-hormone products promote muscle growth. The complaint alleges that we knew the advertisements and label claims promoting muscle growth were false, but nonetheless continued to sell the products to consumers. Plaintiffs seek injunctive relief, disgorgement of profits, attorney’s fees and the costs of suit. We have tendered these cases to the various manufacturers for defense and indemnification. Based upon the information available to us at the present time, we believe that these matters will not have a material adverse effect upon our liquidity, financial condition or results of operations.

      California Wage Claim. On November 2, 2001, Matthew Capelouto, a former store manager in California, filed a putative class action lawsuit in the Superior Court of California, Orange County (Capelouto v. General Nutrition Corporation, Case No. 01-CC-00138). The lawsuit alleges that we misclassified store managers at our company-owned stores in California as exempt from overtime requirements and/or required them to work off the clock, and failed to pay them overtime, in violation of California’s wage and hour laws. On October 23, 2003, an amended complaint was filed, adding another named plaintiff, Lamar Wright, as well as claims for failure to provide required meal periods and rest periods for GNC managers at company-owned stores in California. The plaintiff seeks compensatory damages with interest, disgorgement of profits, punitive damages, meal period and rest period compensation, attorney’s fees and the costs of suit. On May 13, 2004, we entered into an agreement in principle to settle the claims of the putative class members, without admitting any liability, for a total payment of approximately $4.6 million, inclusive of class counsel’s attorneys’ fees, costs and expenses, plus up to $20,000 of the costs of settlement administration. The settlement is subject to approval by the court and the plaintiff’s class. Moreover, we have the right to rescind the settlement if more than 10% of the putative class members opt out of the settlement.

      Wage and Hour Claim. On or about May 10, 2004, seven former employees brought an action in the United States District Court for the Southern District of New York on behalf of themselves and a purported class of other similarly situated former employees employed by GNC within the last six years and who allegedly worked but were not paid overtime for hours worked in excess of 40 hours per week (Shockley v. General Nutrition Corporation, Case No. 04-CIV-2336). The complaint is brought under the federal Fair Labor Standards Act and New York State Labor Law. The plaintiffs seek actual damages, liquidated damages on claims asserted under the FLSA, an order enjoining GNC from engaging in the practices alleged in their complaint, and attorney’s fees and the costs of suit. Based on the information available to us at the present time, we believe that this matter will not have a material adverse effect upon our liquidity, financial condition or results of operations.

Government Regulation

Product Regulation

Domestic

      The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to regulation by several federal agencies, including the Food and Drug Administration (“FDA”), the Federal Trade Commission (“FTC”), the Consumer Product Safety Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various agencies of the states and localities in which our products are sold. Pursuant to the Federal Food, Drug, and Cosmetic Act (“FDCA”), the FDA regulates the processing, formulation, safety, manufacture, packaging, labeling and distribution of dietary supplements, (including vitamins, minerals, herbs) and over-the-counter drugs. The FTC has jurisdiction to regulate the advertising of these products.

      The FDCA has been amended several times with respect to dietary supplements, in particular by the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). DSHEA established a new framework governing the composition, safety, labeling and marketing of dietary supplements. “Dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. “New” dietary ingredients (i.e., dietary ingredients that were “not marketed in the United States before October 15, 1994”) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without being “chemically altered.” A new dietary ingredient notification must provide the FDA evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. There is no certainty that the FDA will accept any particular evidence of safety for any new dietary ingredient. The FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients.

      The FDA issued a consumer warning in 1996, followed by proposed regulations in 1997, covering dietary supplements that contain ephedra or its active substance, ephedrine alkaloids. In February 2003, the Department of Health and Human Services, announced a series of actions that the Department of Health and Human Services and the FDA plan to execute with respect to products containing ephedra, including the solicitation of evidence regarding the significant or unreasonable risk of illness or injury from dietary supplements containing ephedra and the immediate execution of a series of actions against ephedra making unsubstantiated claims about sports performance enhancement. In addition, many states proposed regulations and three states enacted laws restricting the promotion and distribution of ephedra-containing dietary supplements. The botanical ingredient ephedra was formerly used in several third party and private label dietary supplement products. In January 2003, we began focusing our diet category on products that would replace ephedra products. In early 2003, we instructed all of our locations to stop selling products containing ephedra that were manufactured by GNC or one of our affiliates. Subsequently, we instructed all of our locations to stop selling any products containing ephedra by June 30, 2003. Sales of products containing ephedra amounted to approximately $35.2 million, or 3.3% of our retail sales, in 2003 and approximately $182.9 million, or 17.1% of our retail sales, in 2002. In February 2004, the FDA issued a final regulation declaring dietary supplements containing ephedra illegal under the FDCA because they present an unreasonable risk of illness or injury under the conditions of use recommended or suggested in labeling, or if no conditions of use are suggested or recommended in labeling, under ordinary conditions of use. The rule took effect on April 12, 2004 and bans the sale of dietary supplement products containing ephedra. Similarly, the FDA issued a consumer advisory in 2002 with respect to dietary supplements that contain the ingredient Kava, and the FDA is currently investigating adverse effects associated with ingestion of this ingredient. One of our former subsidiaries, Nutra Manufacturing, Inc. (f/k/a Nutricia Manufacturing USA, Inc.), manufactured products containing Kava Kava from December 1995 until August 2002. All stores were instructed to stop selling products containing Kava Kava in December 2002. The FDA could take similar actions against other products or product ingredients which it determines present an unreasonable health risk to consumers.

      DSHEA permits “statements of nutritional support” to be included in labeling for dietary supplements without FDA premarket approval. Such statements must be submitted to FDA within 30 days of marketing and must bear a label disclosure that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.” Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. A company that uses a statement of nutritional support in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA determines that a particular statement of nutritional support is an unacceptable drug claim or an unauthorized version of a disease claim for a food product, or if the FDA determines that a particular claim is not adequately supported by existing scientific data or is false or misleading, we would be prevented from using the claim.

      In addition, DSHEA provides that so-called “third-party literature,” e.g., a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may be used “in connection with the sale of a dietary supplement to consumers” without the literature being subject to regulation as labeling. Such literature must not be false or misleading; the literature may not “promote” a particular manufacturer or brand of dietary supplement; and a balanced view of the available scientific information on the subject matter must be presented. If the literature fails to satisfy each of these requirements, we may be prevented from disseminating such literature with our products, and any dissemination could subject our product to regulatory action as an illegal drug.

      We expect that the FDA will adopt in the near future the final regulations, proposed on March 13, 2003, regarding Good Manufacturing Practice in manufacturing, packing, or holding dietary ingredients and dietary supplements, authorized by DSHEA. Good Manufacturing Practice regulations will require dietary supplements to be prepared, packaged and held in compliance with strict rules, and will require quality control provisions similar to those in the Good Manufacturing Practice regulations for drugs. We or our third-party supplier or vendors may not be able to comply with the new rules without incurring substantial additional expenses. In addition, if our third-party suppliers or vendors are not able to timely comply with the new rules, we may experience increased costs or delays in obtaining certain raw materials and third-party products.

      The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including powers to issue a public warning letter to a company, to publicize information about illegal products, to request a recall of illegal products from the market, and to request the Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the United States courts. The regulation of dietary supplements may increase or become more restrictive in the future.

      Legislation has been introduced in Congress to impose substantial new regulatory requirements for dietary supplements, e.g., S.722, S.1538, S.1780, H.R. 3377 and H.R. 3866. S.722 would impose adverse event reporting, postmarket surveillance requirements, FDA reviews of dietary supplement ingredients, and other requirements. H.R. 3377 would impose similar requirements as well as safety testing and records inspection. S.1538 would increase FDA appropriations to allow full implementation and enforcement of DSHEA. S.1780 and H.R. 3866 would subject specified anabolic steroid substances currently used in some dietary supplements, such as “andro,” to the requirements of the Controlled Substances Act. The dietary supplement industry supports S.1538, S.1780, and H.R. 3866. If enacted, S.722 and H.R. 3377 could raise our costs and hinder our business.

      The FTC exercises jurisdiction over the advertising of dietary supplements. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. We continue to be subject to three consent orders issued by the FTC. In 1984, the FTC instituted an investigation of General Nutrition, Incorporated, one of our subsidiaries, alleging deceptive acts and practices in connection with the advertising and marketing of certain of its products. General Nutrition, Incorporated accepted a proposed consent order which was finalized in 1989, under which it agreed to refrain from, among other things, making certain claims with respect to certain of its products unless the claims are based on and substantiated by reliable and competent scientific evidence. We also entered into a consent order in 1970 with the FTC, which generally addressed “iron deficiency anemia” type products. As a result of routine monitoring by the FTC, disputes arose concerning its compliance with these orders, and with regard to advertising for certain hair care products. While General Nutrition, Incorporated believes that, at all times, it operated in material compliance with the orders, it entered into a settlement in 1994 with the FTC to avoid protracted litigation. As a part of this settlement, General Nutrition, Incorporated entered into a consent decree and paid, without admitting liability, a civil penalty in the amount of $2.4 million and agreed to adhere to the terms of the 1970 and 1989 consent orders and to abide by the provisions of the settlement document concerning hair care products. We do not believe that future compliance with the outstanding consent decrees will materially affect our business operations. In 2000, the FTC amended the 1970 order to clarify language in the 1970 order that was believed to be ambiguous and outmoded.

      The FTC continues to monitor our advertising and, from time to time, requests substantiation with respect to such advertising to assess compliance with the various outstanding consent decrees and with the Federal Trade Commission Act. Our policy is to use advertising that complies with the consent decrees and applicable regulations. We review all products brought into our distribution centers to assure that such products and their labels comply with the consent decrees. We also review the use of third-party point of purchase materials such as store signs and promotional brochures. Nevertheless, there can be no assurance that inadvertent failures to comply with the consent decrees and applicable regulations will not occur. Approximately 20% of the products sold by franchised stores are purchased by franchisees directly from other vendors and these products do not flow through our distribution centers. Although franchise contracts contain strict requirements for store operations, including compliance with federal, state, and local laws and regulations, we cannot exercise the same degree of control over franchisees as we do over our company-owned stores. As a result of our efforts to comply with applicable statutes and regulations, we have from time to time reformulated, eliminated or relabeled certain of our products and revised certain provisions of our sales and marketing program. We believe we are in material compliance with the various consent decrees and with applicable federal, state and local rules and regulations concerning our products and marketing program. Compliance with the provisions of national, state and local environmental laws and regulations has not had a material effect upon our capital expenditures, earnings, financial position, liquidity or competitive position.

Foreign

      Our products sold in foreign countries are also subject to regulation under various national, local, and international laws that include provisions governing, among other things, the processing, formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and over-the-counter drugs. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products.

      We cannot determine what effect additional domestic or international governmental legislation, regulations or administrative orders, when and if promulgated, would have on our business in the future. New legislation or regulations may require the reformulation of certain products to meet new standards, require the recall or discontinuance of certain products not capable of reformulation, impose additional record keeping or require expanded documentation of the properties of certain products, expanded or different labeling, or scientific substantiation.

Franchise Regulation

      We must comply with regulations adopted by the FTC and with several state laws that regulate the offer and sale of franchises. The FTC’s Trade Regulation Rule on Franchising and certain state laws require that we furnish prospective franchisees with a franchise offering circular containing information prescribed by the Trade Regulation Rule on Franchising and applicable state laws and regulations.

      We also must comply with a number of state laws that regulate some substantive aspects of the franchisor-franchisee relationship. These laws may limit a franchisor’s business practices in a number of ways, including limiting the ability to:

•	terminate or not renew a franchise without good cause;

•	interfere with the right of free association among franchisees;

•	disapprove the transfer of a franchise;

•	discriminate among franchisees with regard to charges, royalties and other fees; and

•	place new stores near existing franchises.

      To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations. Bills intended to regulate certain aspects of franchise relationships have been introduced into Congress on several occasions during the last decade, but none have been enacted.

      Our international franchise agreements and franchise operations are regulated by various foreign laws, rules and regulations. To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations.

MANAGEMENT

      The following table sets forth certain information regarding our directors and executive officers, and certain key executive officers of our indirect subsidiaries as of June 30, 2004. All of our executive officers also serve as executive officers of Centers.

Name	Age	Position

Louis Mancini	58	President, Chief Executive Officer and Director
David R. Heilman	51	Executive Vice President and Chief Financial Officer
Joseph Fortunato	51	Executive Vice President and Chief Operating Officer
James M. Sander	47	Senior Vice President of Law, Chief Legal Officer and Secretary
Curtis J. Larrimer	48	Senior Vice President of Finance and Corporate Controller
Eileen D. Scott	51	Senior Vice President of Human Resources
Susan Trimbo	48	Senior Vice President of Scientific Affairs — General Nutrition Corporation
Margaret Alison Peet	41	Senior Vice President and National Sales Director — General Nutrition Corporation
Tom Dowd	40	Senior Vice President of Stores — General Nutrition Corporation
Michael Locke	58	Senior Vice President of Manufacturing — Nutra Manufacturing, Inc.
J.J. Sorrenti	38	Senior Vice President and General Manager of Franchising — GNC Franchising, LLC
Reginald N. Steele	58	Senior Vice President of International Franchising — General Nutrition International, Inc.
Lee Karayusuf	54	Senior Vice President of Distribution and Transportation — General Nutrition Distribution, L.P.
Peter P. Copses	45	Chairman of the Board of Directors
Andrew S. Jhawar	32	Director
George G. Golleher	56	Director
Mary Elizabeth Burton	51	Director
Robert J. DiNicola	56	Director
Edgardo A. Mercadante	48	Director
Joshua J. Harris	39	Director
Joseph W. Harch	50	Director

      Louis Mancini became our Chief Executive Officer in December 2003 and our President in February 2004. He has also served as a director of GNC, Centers and each of Centers’ subsidiaries since December 2003. From February 2003 until December 2003, Mr. Mancini served as Executive Vice President and Chief Marketing Officer of General Nutrition Companies, Inc., our indirect subsidiary. Mr. Mancini was President and Chief Executive Officer of Nutraceuticals Enterprises, LLC from March 2000 to January 2003. He was Chief Executive Officer of Omni Nutraceuticals from April 1999 to March 2000 and was its President and Chief Operating Officer from October 1998 to April 1999. Mr. Mancini was with General Nutrition Companies, Inc. from February 1977 until October 1998 and served in various positions during that time, including President from December 1995 until October 1998, Senior Vice President and General Manager from September 1988 until December 1995, Division Manager from June 1985 to October 1986 and Regional Sales Manager from July 1984 to June 1985.

      David R. Heilman became Executive Vice President and Chief Financial Officer of GNC and Centers in December 2003. Since October 2000, Mr. Heilman has also served as Executive Vice President and Chief Financial Officer of General Nutrition Companies, Inc., our indirect subsidiary, and as a director of each of its subsidiaries. Mr. Heilman joined General Nutrition Companies, Inc. in December 1994 and served as its Vice President of Strategic Planning and Corporate Development from February 1995 until October 2000. During 1994, Mr. Heilman was a consultant with Meridian Group, a private investment banking concern, and from January 1990 to December 1993, Mr. Heilman served as the President of First Westinghouse Capital Corporation, a subsidiary of Westinghouse Financial Services. Mr. Heilman serves on the board of directors of the National Nutritional Foods Association.

      Joseph Fortunato became Executive Vice President and Chief Operating Officer of GNC and Centers in December 2003. Since November 2001, Mr. Fortunato has also served as Executive Vice President and Chief Operating Officer of General Nutrition Companies, Inc., our indirect subsidiary. From October 2000 until November 2001, Mr. Fortunato served as its Executive Vice President of Retail Operations and Store Development. Mr. Fortunato began his employment with General Nutrition Companies, Inc. in October 1990 and has held various positions, including Senior Vice President of Store Development and Operations from 1998 until 2000, Vice President of Financial Operations from 1997 until 1998 and Director of Financial Operations from 1990 until 1997.

      James M. Sander became Senior Vice President, Chief Legal Officer and Secretary of GNC and Centers in December 2003. Since November 2001, Mr. Sander has also served as Senior Vice President, Chief Legal Officer and Secretary of General Nutrition Companies, Inc., our indirect subsidiary, and as a director of each of its subsidiaries. Mr. Sander served as Vice President, Chief Legal Officer and Secretary of General Nutrition Companies, Inc. and each of its subsidiaries and as a director of each of its subsidiaries from February 1993 until November 2001. From February 1989 until February 1993, Mr. Sander served as its Assistant General Counsel and Assistant Secretary. Prior to working at General Nutrition Companies, Inc., Mr. Sander was the Assistant Vice President and Corporate and Securities Counsel for Equimark Corporation from 1985 until 1988.

      Curtis J. Larrimer became Senior Vice President of Finance and Corporate Controller of GNC and Centers in February 2004. Since August 2001, Mr. Larrimer has also served as Senior Vice President of Finance and Corporate Controller of General Nutrition Companies, Inc., our indirect subsidiary. From January 1995 until August 2001, Mr. Larrimer served as its Vice President and Controller. He began his employment with General Nutrition, Incorporated, our indirect subsidiary, in the Budgets and Taxes department in 1980 and has held various positions, including Controller of the Retail and Manufacturing/ Wholesale divisions and Assistant Corporate Controller, Vice President and Controller.

      Eileen D. Scott became Senior Vice President of Human Resources of GNC and Centers in February 2004. Since January 2001, Ms. Scott has also been Senior Vice President of Human Resources and Customer Service of General Nutrition Companies, Inc., our indirect subsidiary. From May 1996 until January 2001, she was Vice President of Human Resources, and from October 1989 until May 1996 she was Director of Human Resources of General Nutrition Companies, Inc. Ms. Scott joined General Nutrition Companies, Inc. in August 1988 as Assistant Director, Human Resources. Prior to working for General Nutrition Companies, Inc., she was the Director of Compensation and Benefits at the Joseph Horne Company, a department store chain, and had held a variety of finance and human resources positions there from 1978 to 1988.

      Susan Trimbo, Ph.D. became Senior Vice President of Scientific Affairs of General Nutrition Corporation, our indirect subsidiary, in August 2001. Dr. Trimbo joined General Nutrition Corporation in June 1999 as Vice President of Scientific Affairs and, between July 2000 and July 2003, she also provided oversight for all of Numico’s North American nutritional supplement businesses. Prior to joining General Nutrition Corporation, Dr. Trimbo worked for Wyeth Consumer Healthcare on its Centrum vitamin business from January 1997 until June 1999 and for Clintec, a Nestle S.A./ Baxter Healthcare Medical Nutrition venture, from January 1985 until January 1997.

      Margaret Alison Peet became Senior Vice President and National Sales Director of General Nutrition Corporation, our indirect subsidiary, in January 2004. Ms. Peet was formerly founder and Managing Director of Health and Diet Centre Limited, a UK-based nutritional supplements chain, which was acquired by General Nutrition Companies, Inc. in 1995. Ms. Peet was Managing Director from June 1984 until March 2003 when Diet Centre Limited was sold. At that time Ms. Peet founded Healthy Inspirations Limited, a consulting firm that worked with retailers and manufacturers to formulate initiatives designed to increase market share until she rejoined General Nutrition Corporation in January 2004. Ms. Peet is also a Director of Healthy Inspirations Limited.

      Tom Dowd became Senior Vice President of Stores of General Nutrition Corporation, our indirect subsidiary, in March 2003. From March 2001 until March 2003, Mr. Dowd was President of Contract Supplement Manufacturing Co., an unaffiliated product consulting company. From May 2000 until March 2001, Mr. Dowd was Senior Vice President of Retail Sales and was Division Three Vice President of General Nutrition Corporation from December 1998 to May 2000. From March 2001 until March 2003, he was also President of Healthlabs, LLC.

      Michael Locke became Senior Vice President of Manufacturing of Nutra Manufacturing, Inc., our indirect subsidiary, in June 2003. From January 2000 until June 2003, Mr. Locke served as the head of North American Manufacturing Operations for Numico, the former parent company of General Nutrition Companies, Inc. From 1994 until 1999, he served as Senior Vice President of Manufacturing of Nutra Manufacturing, Inc. (f/k/a General Nutrition Products, Inc.), and from 1991 until 1993, he served as Vice President of Distribution. From 1986 until 1991, Mr. Locke served as Director of Distribution of General Distribution Company, our indirect subsidiary.

      J.J. Sorrenti became Senior Vice President and General Manager of Franchising of GNC Franchising, LLC, our indirect subsidiary, in March 2003. From December 2002 until March 2003, Mr. Sorrenti served as Senior Vice President of Retail Stores of General Nutrition Corporation, our indirect subsidiary. From October 2000 until December 2002, he served as Vice President for Franchise Operations of GNC Franchising, LLC. From October 1999 through October 2000, Mr. Sorrenti was the Chief Operating Officer of the franchise division of Nevada Bob’s Golf in Dallas, Texas. From January 1994 through October 1999, he served as Director of Operations of GNC Franchising, Inc.

      Reginald N. Steele became Senior Vice President of International Franchising of General Nutrition International, Inc., our indirect subsidiary, in April 2001, having started as a Vice President in March 1994. From 1992 through March 1994, Mr. Steele was Executive Vice President and Chief Operating Officer of the Coffee Beanery, Ltd., a 300-unit gourmet coffee store retailer. From 1989 to 1992, Mr. Steele was employed as Senior Vice President of Franchising for Shoney’s Restaurants Inc., a casual dining restaurant company. From 1985 to 1989 Mr. Steele was the Vice President and Executive Vice President of Franchise Operations for Arby’s, Inc., a 2,600-unit fast food chain.

      Lee Karayusuf became Senior Vice President of Distribution and Transportation of General Nutrition Distribution, L.P., our indirect subsidiary, in December 2000 with additional responsibility for its then affiliates, Rexall Sundown and Unicity. Mr. Karayusuf served as Director of Transportation of General Nutrition Distribution, L.P. from December 1991 until March 1994 and Vice President of Transportation and Distribution from 1994 until December 2000. Prior to working at General Nutrition Companies, Inc. in 1991, Mr. Karayusuf was responsible for transportation operations for Daily Juice Company.

      Peter P. Copses has been Chairman of our board of directors since November 2003. Mr. Copses is a founding senior partner at Apollo Advisors, L.P. (“Apollo Advisors”), a private securities investment fund, which was founded in 1990, and has served as an officer of certain affiliated investment management entities of Apollo Advisors since 1990. Prior to that time, from 1986 to 1990, Mr. Copses was initially an investment banker at Drexel Burnham Lambert Incorporated, and subsequently at Donaldson, Lufkin & Jenrette Securities Corporation, an investment bank. Mr. Copses is also a Director of Rent-A-Center, Inc., Zale Corporation, Compass Minerals International, Inc. and Resolution Performance Products Inc.

      Andrew S. Jhawar has been a member of our board of directors since November 2003. Mr. Jhawar is a partner of Apollo Advisors, where he has been employed since February 2000. Prior to joining Apollo Advisors, Mr. Jhawar was an investment banker at Donaldson, Lufkin & Jenrette Securities Corporation from July 1999 until January 2000 and at Jefferies & Company, Inc. from August 1993 until December 1997. Mr. Jhawar is also a Director of Rent-A-Center, Inc.

      George G. Golleher has been a member of our board of directors since December 2003. Mr. Golleher has been a business consultant and private equity investor since June 1999. Mr. Golleher is a director of

Simon Worldwide, Inc. and has also been its Chief Executive Officer since March 2003. From March 1998 to May 1999, Mr. Golleher served as President, Chief Operating Officer and director of Fred Meyer, Inc. a food and drug retailer. Prior to joining Fred Meyer, Inc., Mr. Golleher served for 15 years with Ralphs Grocery Company until March 1998, ultimately as the Chief Executive Officer and Vice Chairman of the Board. Mr. Golleher is also Chairman of the Board of American Restaurant Group, Inc. and a director of Rite Aid Corporation.

      Mary Elizabeth Burton has been a member of our board of directors since December 2003. Since July 1992, Ms. Burton has served as the Chairman and Chief Executive Officer of BB Capital, Inc., a management services and advisory company that she owns, since July 1992. From June 1998 until April 1999, Ms. Burton served as the Chief Executive Officer of The Cosmetic Center, Inc., a specialty retailer of cosmetics and fragrances. From July 1991 to June 1992, Ms. Burton also served as the Chief Executive Officer of PIP Printing, Inc., a leading business printing franchise chain. In addition, Ms. Burton was the Chief Executive Officer of Supercuts, Inc. from September 1987 until May 1991, as well as having served in various other senior executive level capacities in the retailing industry. Ms. Burton currently also serves on the boards of directors of Staples, Inc., The Sports Authority, Inc., Rent-A-Center, Inc., Zale Corporation and Aeropostale, Inc.

      Robert J. DiNicola has been a member of our board of directors since December 2003. Mr. DiNicola is a 32-year veteran of the retail industry. He currently serves as the Chairman of the Board of Zale Corporation. He relinquished his position as Chief Executive Officer in July 1999, retired from Zale Corporation the following year and rejoined the company in February 2001 as Chairman of the Board and Chief Executive Officer. From 1991 to 1994, prior to joining Zale Corporation, Mr. DiNicola served as the Chairman and Chief Executive Officer of the Bon Marche, a division of Federated Department Stores. From 1989 to 1991, Mr. DiNicola was a general merchandising manager of Rich’s, a division of Federated Department Stores.

      Edgardo A. Mercadante has been a member of our board of directors since December 2003. Since January 1997, Mr. Mercadante has served as Chairman and Chief Executive Officer of Familymeds Group, Inc., a company that operates specialty clinic-based pharmacies and vitamin centers. From 1991 to 1996, Mr. Mercadante was President and Chief Executive Officer of APP, Inc., a pharmacy benefit management company, which he co-founded in 1991. Additionally from 1987 to 1996, Mr. Mercadante was President and Chief Executive Officer of Arrow Corp., a franchise pharmacy retailer. From 1987 to 1991, Mr. Mercadante was Chief Operating Officer of Appell Management Corp., a company that established licensed pharmacy outlets in supermarkets. From 1980 to 1986, Mr. Mercadante was a Division Manager at Rite Aid Corporation. Mr. Mercadante is also a Director of ProHealth Physicians, MediBank and Familymeds Group, Inc.

      Joshua J. Harris has been a member of our board of directors since December 2003. Mr. Harris is a founding senior partner at Apollo Advisors, which was founded in 1990, and has served as an officer of certain affiliated investment management entities of Apollo Advisors since 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated, an investment bank. Mr. Harris is also a Director of Compass Minerals International, Inc., Pacer International, Inc., Quality Distribution Inc., Resolution Performance Products Inc., United Agri Products, Inc. and Nalco Company.

      Joseph W. Harch has been a member of our board of directors since February 2004. Mr. Harch was a practicing Certified Public Accountant from 1974 until 1979 and has been in the securities business since 1979. Mr. Harch founded Harch Capital Management, Inc. (HCM) in 1991. At HCM, Mr. Harch has worked as a research analyst, investment strategist and portfolio manager for HCM’s high yield fixed income and equity accounts and is currently chairman of HCM’s board of directors. Between 1979 and 1991, Mr. Harch was a senior investment banker with the firms of Bateman Eichler, Hill Richards, Prudential Bache Securities, Drexel Burnham Lambert Incorporated and Donaldson, Lufkin & Jenrette, Inc. From October 1988 through February 1990, Mr. Harch was the National High Yield Sales Manager at Drexel Burnham Lambert Incorporated, where he managed its high yield sales force and syndicate and was responsible for new account development and origination. Mr. Harch is also a Director of Nobel Learning Communities, Inc. and Spring Group PLC.

Board Composition

      Our board of directors consists of nine members, elected annually, with each director holding office for a one-year term. It is our intention to be in full and timely compliance with all applicable rules of the New York Stock Exchange (“NYSE”) and applicable law, including with respect to the independence of our directors. In order to ensure compliance with the independence requirements of the NYSE, the composition of our board of directors may change prior to and following the offering. We intend to rely on the “controlled company” exemption to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exemption, we will be exempt from the rules that require that our (1) board of directors be comprised of a majority of “independent directors”; (2) compensation committee be comprised solely of “independent directors”; and (3) nominating committee be comprised solely of “independent directors” as defined under the rules of the NYSE. The “controlled company” exemption does not modify the independence requirements for the audit committee. Pursuant to our stockholders’ agreement, so long as Apollo Investment V and its affiliates own at least 2,100,000 shares of common stock and subject to the rights of the holders of shares of any series of preferred stock, Apollo Investment V has the right to nominate all of the members of our board of directors. Each stockholder party to the stockholders’ agreement has agreed to vote all of the shares of common stock owned or held of record by them in favor of the Apollo Investment V nominees.

Board Committees

      Our board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors currently has an audit committee and a compensation committee. Upon completion of this offering, our board of directors intends to appoint a nominating and corporate governance committee. The composition of the board committees will comply with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE.

Audit Committee

      The audit committee selects, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discusses with the independent auditors their independence, reviews and discusses the audited financial statements with the independent auditors and management and will recommend to our board of directors whether the audited financials should be included in our Annual Reports on Form 10-K be filed with the Securities and Exchange Commission (“SEC”). Ms. Burton and Messrs. Mercadante and Harch are the members of our audit committee. All of the audit committee members are independent directors, and Mr. Mercadante is the audit committee chairman. Our board of directors has determined that Mr. Harch is an “audit committee financial expert” under the requirements of the NYSE and the SEC.

Compensation Committee

      The compensation committee reviews and either approves, on behalf of our board of directors, or recommends to the board of directors for approval the annual salaries and other compensation of our executive officers and individual stock and stock option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans. Mr. Copses is the chairman of our compensation committee, and the other members of our compensation committee are Messrs. DiNicola and Golleher.

Nominating and Corporate Governance Committee

      The nominating and corporate governance committee will assist our board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of stockholders, evaluating the performance of our board of directors, and developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

      Our board of directors, and that of Centers, have formed compensation committees that have identical membership and are each currently comprised of Messrs. Copses, DiNicola and Golleher. Mr. Copses, the Chairman of each compensation committee, was an executive officer of ours from our inception in November 2003 and of Centers from its inception in October 2003, in each case until his resignation as an executive officer in February 2004 following consummation of the Acquisition. Mr. Copses is also a founding Senior Partner at Apollo, an affiliate of our Principal Stockholder. He serves as Chairman of our board of directors and our compensation committee, and as Chairman of the board of directors and the compensation committee of Centers. Except as described above, no member of the compensation committee has ever been an executive officer of ours or our subsidiaries or been an affiliate of ours or one of our affiliates. In the year ended December 31, 2003, no other executive officer of ours served as a director or member of the compensation committee of another entity, one of whose executive officers served on our board of directors or compensation committee.

Compensation of Directors

      For their service as members of our board of directors prior to the completion of this offering, each non-employee director received an annual retainer of $40,000 and a stipend of $2,000 for each board meeting attended in person or $500 for each meeting attended telephonically. Additionally, non-employee directors serving on board committees received a stipend of $2,000 for each meeting attended in person or $500 for each meeting attended telephonically. We also granted each of our non-employee directors between 25,000 and 75,000 fully vested options to purchase shares of our common stock under our 2003 Omnibus Stock Incentive Plan upon each director’s appointment, aggregating 325,000 options. The options have an exercise price of $6 per share and expire in December 2010. The options, and shares granted upon exercise of the options, are subject to certain restrictions on transferability. The options are also subject to adjustment in the event of a merger, reorganization, consolidation, recapitalization, stock dividend, stock split or similar change affecting our common stock.

      Upon consummation of the offering, we intend to pay our non-employee directors an annual retainer of $          and a stipend of $ for each board meeting attended in person or $          for each meeting attended telephonically. In addition, each non-employee director serving on a board committee will receive a stipend of $          for each meeting attended in person or $          for each meeting attended telephonically. We intend to promptly reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees. Non-employee directors will also be eligible to receive annual option grants under our 2004 Omnibus Stock Incentive Plan.

Executive Compensation

Summary Compensation Table

      The following table sets forth certain information concerning compensation paid to our chief executive officer and our four most highly compensated executive officers (collectively, the “named executive officers”) for services rendered in all capacities to us during the year ended December 31, 2003:

					Long-term
					Compensation
	Annual Compensation
					Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Options/SARs(3)	Compensation(4)

Louis Mancini	2003	$285,577	$201,308	$99,009	458,000	$450,000
President, Chief Executive Officer and Director
David Heilman	2003	$284,231	$179,396	$44,380	310,333	$1,048,777
Executive Vice President and Chief Financial Officer
Joseph Fortunato	2003	$308,846	$195,705	$52,853	310,333	$899,999
Executive Vice President and Chief Operating Officer
Susan Trimbo	2003	$208,494	$99,022	$36,994	54,300	$528,476
Senior Vice President of Scientific Affairs — Centers
Reginald Steele	2003	$199,504	$95,328	$38,297	54,300	$601,504
Senior Vice President of International Franchising — Centers
Michael Meyers	2003	$525,000	$933,175	$54,118	35,000	$4,143,973
Former President, Former Chief Executive Officer(5)

(1)	Incentive compensation is based on performance in the year shown but determined and paid the following year. For Mr. Mancini and Mr. Meyers, respectively, the amount also includes incentives of $30,000 and $516,615, determined and paid in year 2003.

(2)	Includes cash amounts received by the persons listed in this table for (a) supplemental retirement purposes in the following amounts: Mr. Mancini $21,125; Mr. Heilman $14,138; Mr. Fortunato $14,138; Ms. Trimbo $13,596; Mr. Steele $13,596 and Mr. Meyers $14,845; and (b) professional assistance and personal life and disability insurance in the following amounts. Mr. Mancini $15,503; Mr. Heilman $14,845; Mr. Fortunato $14,845 Ms. Trimbo $4,759; Mr. Steele $4,759; and Mr. Meyers $14,845; (c) relocation expenses in the following amount for Mr. Mancini $38,399.

(3)	Includes stock appreciation rights (“SARs”) granted by the former owner, Numico, in the following amounts: Mr. Mancini 15,000; Mr. Heilman 15,000; and Mr. Fortunato 15,000; Ms. Trimbo 10,000; Mr. Steele 10,000 and Mr. Meyers 35,000. The SARs have an exercise price of € 10.71 and are based upon the market price of Numico common stock.

(4)	Includes payments received by the individuals listed in this table in connection with the Acquisition for (a) retention bonuses in the following amounts: Mr. Mancini $150,000; Mr. Heilman $151,250; Mr. Fortunato $165,000; and Mr. Meyers $2,100,000; (b) change in control bonuses in the following amounts: Mr. Mancini $300,000; Mr. Heilman $302,500; and Mr. Fortunato; $330,000; Ms. Trimbo $208,494; Mr. Steele $201,536 and Mr. Meyers $1,050,000; (c) Numico stock purchase plan loan forgiveness under the Numico 1999 Management Stock Purchase Plan in the following amounts:

Mr. Heilman — $595,027; Mr. Fortunato — $404,999; Ms. Trimbo — $319,982; Mr. Steele — $399,968; and Mr. Meyers — $899,973; and (d) a success bonus of $100,000 for Mr. Meyers.

(5)	Mr. Meyers served as President, Chief Executive Officer and Director of General Nutrition Companies, Inc., our predecessor, prior to the consummation of the Acquisition. Concurrently with the consummation of the Acquisition, Mr. Meyers resigned as Chief Executive Officer and Director of General Nutrition Companies, Inc. and its affiliates.

Option/ SARs Grants In Last Fiscal Year

	Individual Grants

	Number of	Percent of Total			Assumed Rates of
	Securities	Options/SARs			Stock Price Appreciation
	Underlying	Granted to	Exercise of		for Option Term(2)
	Options/SARs	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year(1)	($/Share)	Date	5%	10%

Louis Mancini	443,000	17	$6.00/share	12/5/2010	$1,082,073	$2,521,690
David Heilman	295,333	11.3	$6.00/share	12/5/2010	$721,381	$1,681,125
Joseph Fortunato	295,333	11.3	$6.00/share	12/5/2010	$721,381	$1,681,125
Susan Trimbo	53,160	1.7	$6.00/share	12/5/2010	$108,207	$252,169
Reginald Steele	44,300	1.7	$6.00/share	12/5/2010	$108,207	$252,169
Michael Meyers	—	—	N/A	N/A	—	—

(1)	Based on 2,604,974 options granted as of December 5, 2003 to employees and directors under our 2003 Omnibus Stock Incentive Plan. Under the terms of the option agreements, options vest 25% annually. None of the options were exercised in 2003.

(2)	The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC. Our actual stock price appreciation over the seven-year option term will likely differ from these assumed rates.

      In addition, we may from time to time give our executive officers additional benefits, none of which we believe to be material.

Stock-Based Option Plans

      2003 Omnibus Stock Incentive Plan. The 2003 Omnibus Stock Incentive Plan was adopted by our board of directors on December 4, 2003 and approved by our stockholders on January 20, 2004 for the benefit of our officers, directors, employees, consultants and advisors. This plan provides for the grant of stock options, restricted stock, stock appreciation rights, deferred stock and performance shares. An award may consist of one arrangement or two or more of them in tandem or in the alternative. An aggregate of 4,000,000 shares of common stock was reserved for issuance under this plan. As of June 30, 2004, we had granted options to purchase an aggregate of 2,604,974 shares of common stock under this plan. Of these options granted, options with respect to 2,569,534 shares were outstanding and options with respect to 35,440 shares had been forfeited as of June 30, 2004. The terms of the plan provide that the board of directors may amend or terminate the plan at any time, provided, however, that certain amendments require approval of our stockholders. Further, no such action may be taken, which adversely affects any rights under outstanding awards without the holder’s consent. We will not be granting awards pursuant to this plan following the offering.

      In the event of any merger, reorganization, consolidation, recapitalization, stock dividend or other change in corporate structure affecting our common stock, an equitable substitution or proportionate adjustment shall be made in (1) the aggregate number of shares reserved for issuance under this plan, (2) the kind, number and option price of shares subject to outstanding options granted under this plan, and (3) the kind, number and purchase price of shares subject to outstanding awards of restricted stock as may be determined in good faith by the administrator of the plan. The administrator may make such other substitutions or adjustments as may be determined in good faith and may provide for the cancellation of any outstanding awards and payment in cash or other property therefor.

      2004 Omnibus Stock Incentive Plan. The 2004 Omnibus Stock Incentive Plan was adopted by our board of directors on                     , 2004, and approved by our stockholders on                     , 2004, for the benefit of our officers, directors, employees, consultants and advisors. An aggregate of                      shares of common stock is reserved for issuance under this plan, plus an annual increase to be added automatically on the first day of our fiscal year (beginning in 2005) equal to the lesser of (1)                      shares or (2)                      of the number of outstanding shares on the last day of the immediately preceding fiscal year. This plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, restricted stock, deferred stock, and performance shares. An award may consist of one arrangement or two or more of them in tandem or in the alternative. Under this plan, awards covering no more than                      shares may be granted to any participant in any one year.

      This plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors (the board or committee being sometimes referred to as the “plan administrator”). The plan administrator may interpret this plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of this plan. This plan permits the plan administrator to select the officers, directors, employees, advisors and consultants (including directors who are also employees) who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

      We may issue two types of stock options under this plan: incentive stock options (“ISOs”), which are intended to qualify under the Internal Revenue Code of 1986, as amended, and non-qualified stock options (“NSOs”). The option price of each ISO granted under this plan must be at least equal to the fair market value of a share of common stock on the date the ISO is granted.

      Each of our non-employee directors elected to the board of directors for the first time will receive, upon such election, an initial grant of options to purchase                      shares of common stock at fair market value on the date of grant. In addition, each of our non-employee directors will receive an annual grant of options to purchase                      shares for each year during such director’s term. All of the foregoing options will have a 10 year term and will vest immediately upon grant. The foregoing awards of options will be granted automatically under this plan.

      Stock appreciation rights (“SARs”) may be granted under this plan either alone or in conjunction with all or part of any stock option granted under this plan. A SAR granted under this plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator.

      Restricted stock, deferred stock and performance shares may be granted under this plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted stock, deferred stock and performance shares. Participants with restricted stock and preferred shares generally have all of the rights of a stockholder. With respect to deferred stock, during the deferral period, subject to the terms and conditions imposed by the plan administrator, the deferred stock units may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock, deferred stock and/or performance shares.

      In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in the number and type of shares authorized by this plan, the number and type of shares covered by, or with respect to which payments are measured under, outstanding awards and the exercise prices. In addition, the plan administrator, in its discretion, may terminate all awards with payment of cash or in-kind consideration.

      The terms of this plan provide that the plan administrator may amend, suspend or terminate this plan at any time, provided, however, that some amendments require approval of our stockholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder’s consent.

      2004 Employee Stock Purchase Plan. On                     , 2004, the board of directors adopted, and on                     , 2004 our stockholders approved, our 2004 Employee Stock Purchase Plan (the “Purchase Plan”) which allows eligible employees to purchase our common stock at a discount from fair market value. A total of                      shares of common stock has been reserved for issuance under the Purchase Plan, plus an annual increase to be added automatically on the first day of our fiscal year (beginning 2005) equal to the lesser of (1)                     shares or (2)                     of the number of outstanding shares on the last day of the immediately preceding fiscal year.

      The Purchase Plan is administered by our board of directors, or a specifically designated committee of the board of directors (this board or committee is sometimes referred to as the “plan administrator”). The plan administrator may interpret the Purchase Plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Purchase Plan.

      The Purchase Plan contains six-month offering periods that commence on the first trading day on or after                               and                               of each year and end on the last trading day prior to the commencement of the next offering period; provided, however, that the first offering period under the Purchase Plan will commence upon the effective date of the registration statement relating to this offering and end on the trading on or before                .

      Employees are eligible to participate if they are employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted the right to purchase stock under the Purchase Plan if the employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (2) holds rights to purchase stock under any of our employee stock purchase plans that together accrue at a rate which exceeds $25,000 worth of stock for each calendar year. The Purchase Plan permits each employee to purchase common stock through payroll deductions of up to           % of the employee’s “compensation.” Compensation is defined as the employee’s base salary, exclusive of any bonus, fee, overtime pay, severance pay, expenses or other special emolument or any credit or benefit under any of our employee plans. The maximum number of shares an employee may purchase during a single offering period is                      shares.

      Amounts deducted and accumulated by the employee are used to purchase shares of common stock at the end of each offering period. The price of the common stock offered under the Purchase Plan is an amount equal to 85% of the lower of the fair market value of the common stock at the beginning or at the end of each offering period. Employees may end their participation in the Purchase Plan at any time during an offering period, in which event, any amounts withheld through payroll deductions and not otherwise used to purchase shares will be returned to them. Participation ends automatically upon termination of employment with us.

      Rights granted under the Purchase Plan are not transferable by an employee other than by will or the laws of descent and distribution. The Purchase Plan provides that, in the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of our common stock, the plan administrator will conclusively determine the appropriate equitable adjustments. The Purchase Plan will terminate in 2014. Our board of directors has the authority to amend or terminate the Purchase Plan, except that no amendment or termination may adversely affect any outstanding rights under the Purchase Plan without the participants’ consent.

Employment Agreements

      We entered into employment agreements with Messrs. Mancini, Heilman, Fortunato and Steele and Ms. Trimbo in connection with the Acquisition. The agreements provide for an employment term up to December 31, 2005, subject to automatic annual one-year renewals commencing on October 31, 2004 and each October 31st thereafter, unless we or the executive provides 30 days’ advance notice of termination. The agreements also provide for an annual base salary of $525,000 for Mr. Mancini, $350,000 for each of Messrs. Heilman and Fortunato, $201,536 for Mr. Steele and $208,000 for Ms. Trimbo. Such salary is subject to annual review by the board of directors or compensation committee.

      The executives are entitled to certain annual performance bonus payments pursuant to the terms of their employment agreements. The bonus payments for Messrs. Mancini, Heilman and Fortunato are based upon a range of annual target levels of EBITDA and cash flow generation goals set by the board of directors or compensation committee. Such bonus is payable in an amount within a range of 50% to 120% of Mr. Mancini’s annual base salary and 40% to 100% of Mr. Heilman’s and Mr. Fortunato’s annual base salaries, all of which are dependent upon meeting or exceeding EBITDA and cash flow generation goals for the applicable year. Such bonus is payable only if the executive is employed by us on the last day of the bonus period. The bonus payments for Mr. Steele and Ms. Trimbo are in an amount to be determined by the Compensation Committee in its discretion.

      Pursuant to the terms of the employment agreements and our 2003 Omnibus Stock Option Plan, Messrs. Heilman and Fortunato were each granted an option to purchase 295,333 shares of Common Stock, Mr. Mancini was granted on option to purchase 443,000 shares, Ms. Trimbo was granted an option to purchase 53,160 shares and Mr. Steele was granted an option to purchase 44,300 shares, all at an exercise price of $6 per share. The options vest in equal parts, annually, over a four year period on each anniversary of the effective date of the Acquisition. In the event of a change of control of us, all options granted to Messrs. Mancini, Heilman, Fortunato and Steele and Ms. Trimbo shall accelerate and become fully vested and exercisable. Change of control is defined under the employment agreements to mean (i) the occurrence of an event including a merger or consolidation of us, if following the transaction, any person or group becomes the beneficial owner (directly or indirectly) of more than 50% of the voting power of our equity interests or any successor company provided that Apollo and certain related parties do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors and further provided that the transfer of 100% of our voting stock to an entity that has an ownership structure identical to ours prior to such transfer, such that we become a wholly owned subsidiary of such entity, shall not be treated as a change of control, (ii) the sale, lease, transfer, conveyance or other disposition of substantially all of our assets and those of our subsidiaries taken as a whole, (iii) after an initial public offering of our capital stock, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors, together with any new directors whose election by such board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors then in office; or (iv) we dissolve or adopt a plan of complete liquidation.

      The employment agreements also provide for certain benefits upon termination of the executive’s employment. Upon death or disability, the executive (or his or her estate) shall be entitled to the executive’s current base salary (less any payments made under company-sponsored disability benefit plans) for the remainder of his or her employment period, plus a pro rata share of his or her annual bonus based on actual employment. With respect to Messrs. Mancini, Heilman and Fortunato the bonus payment will be made provided that bonus targets are met for the year of such termination. With respect to Mr. Steel and Ms. Trimbo, such bonus payments are subject to the discretion of the compensation committee. Upon termination of employment by us without cause or voluntarily by the executive for good reason, the executive is entitled to salary continuation for the remainder of his employment period, a pro rata share of bonus based on actual employment (provided that bonus targets are met for the year of such termination or subject to the discretion of the compensation committee, as the case may be) and continuation of certain welfare benefits and perquisites through the remainder of the employment term or during the continuation of base salary for the 2-year period following a change of control (further described as follows). If such termination occurs upon or within 6 months following a change of control, we will continue to pay the executive’s base salary for a 2 year period following such date of termination. The executive may, in such circumstances, elect a lump sum payment based upon a present value discount rate equal to 6% per year. Payment of benefits following termination by us without cause or voluntarily by the executive for good reason will be contingent upon execution of a written release by the executive. “Good Reason” is defined in the employment agreements to mean (i) our failure to comply with a material obligation imposed by the employment agreement, (ii) assignment of duties or responsibilities to the executive which are materially inconsistent with his positions, duties, responsibilities, titles or offices in effect on the date of the Acquisition, (iii) reduction in base salary, or (iv) requiring the executive to be based at any office or location more than 75 miles from our principal office. “Cause” is defined in the employment agreements to mean (i) a material failure by the executive to comply with any material obligation under the employment agreement (ii) conviction of, or pleading guilty or nolo contendere to, or being indicted for any felony (iii) theft, embezzlement, or fraud, (iv) engaging in an activity that gives rise to a material conflict of interest that is not cured within 10 days of written notice and a demand to cure, or (v) the misappropriation of any material business interest.

      The employment agreements provide that, upon termination for cause or voluntary resignation by the executive, the executive shall be entitled to all unpaid salary and benefits accrued to the date of such termination. Such termination is subject to 30 days’ advance notice to the other party and, in the case of termination for cause, provides the executive with an opportunity to cure within a 30-day period following receipt of such notice.

      The employment agreements and stock option agreements provide that stock options which are not exercisable as of the date of termination of employment shall expire and options which are exercisable as of such date will remain exercisable for a 90-day period (180 days in the event of the executive’s death). Stock of ours held by the executive is subject to a call right by us for a period of 180 days (270 days in the case of death) from the date of termination. Such call right is for an amount equal to the product of (x) all shares held by such executive and (y) the fair market value of the stock, as determined by our board of directors. Messrs. Mancini, Heilman and Fortunato have the right under their employment agreements to request that the Board of Directors obtain a fairness opinion from a nationally recognized accounting firm or investment bank chosen by us, to review the Board’s fair market value determination of the common stock. If such fairness opinion validates the fair market determination of the Board, the gross purchase price paid to the executive for such shares shall be reduced by 10% (excluding such other tax or withholding as may be required by applicable law).

      The employment agreements further provide that if any payment to the executive would be subject to or result in the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, then the amount of such payments shall be reduced to the highest amount that may be paid by us without subjecting such payment to the excise tax. The executive shall have the right to designate those payments or benefits that shall be reduced or eliminated. Notwithstanding the foregoing, in the employment agreements for Messrs. Mancini, Heilman and Fortunato, the reduction shall not apply if the executive would, on a net after-tax basis, receive less compensation than if the payment were not so reduced. All determinations with regard to such excise tax and any reduction in connection with payments to the executive shall be made by any nationally recognized accounting firm that acts as our outside auditors at the time of such determination.

      The employment agreements set forth certain terms of confidentiality concerning trade secrets and confidential or proprietary information which may not be disclosed by the executive except as required by court order or applicable law. The agreements further provide certain non-competition and non-solicitation provisions which restrict the executive and certain relatives from engaging in activities which compete against our interests during the term of his employment and for the longer of the first anniversary of the date of termination of employment or the period during which the executive receives termination payments.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions Relating to the Acquisition

      On December 5, 2003, in order to fund a portion of the purchase price for the Acquisition, we issued and sold 29,566,666 shares of our common stock for $6 per share, for an aggregate purchase price of $177.5 million to our Principal Stockholder and certain of our directors, members of management and other employees. In the issuance, 28,743,333 shares of our common stock were sold to our Principal Stockholder, GNC Investors, LLC, for an aggregate purchase price of $172.5 million, and 823,333 shares of our common stock were sold to certain of our directors, members of management and other employees, for an aggregate purchase price of $4.9 million. The following directors and executive officers purchased shares of our common stock in the issuance:

Mary Elizabeth Burton	83,333 shares
Robert J. DiNicola	41,667 shares
Tom Dowd	28,125 shares
Joseph Fortunato	62,500 shares
George G. Golleher	50,000 shares
David R. Heilman	62,500 shares
Lee Karayusuf	37,500 shares
Curtis J. Larrimer	22,500 shares
Michael Locke	16,875 shares
Louis Mancini	100,000 shares
Edgardo A. Mercadante	33,333 shares
James M. Sander	41,875 shares
Eileen D. Scott	37,500 shares
J.J. Sorrenti	16,875 shares
Reginald N. Steele	18,750 shares
Susan Trimbo	11,250 shares
Other employees	158,750 shares

      We also sold 100,000 shares of our 12% Series A Exchangeable Preferred Stock for $1,000 per share, for an aggregate purchase price of $100 million to our Principal Stockholder. See “Description of Capital Stock — Preferred Stock” for more information regarding the terms of our 12% Series A Exchangeable Preferred Stock.

      In connection with Acquisition, certain members of management received change of control payments totalling $8.7 million. According to the terms of the purchase agreement, we will be reimbursed for these change of control payments by Numico. For further information, please refer to Note 10 to our consolidated financial statements included elsewhere in this prospectus.

Use of Proceeds

      We have agreed, subject to the consummation of this offering, to purchase                      shares of common stock (or up to an additional                      shares of common stock if the underwriters exercise their over-allotment option in full) from our Principal Stockholder. The price per share of common stock will be equal to the public offering price per share, less the underwriting discount, from the sale of an equal number of shares of common stock in this offering.

Management and Advisory Services

      Immediately prior to the consummation of the Acquisition, we entered into a management agreement with Apollo Management V, which controls our Principal Stockholder. Three of our directors, Peter P.

Copses, Joshua J. Harris and Andrew S. Jhawar, are partners of Apollo Management V. Under this management agreement, Apollo Management V agreed to provide to us certain investment banking, management, consulting and financial planning services on an ongoing basis and certain financial advisory and investment banking services in connection with major financial transactions that may be undertaken by us or our subsidiaries in exchange for a fee of $1.5 million per year, plus reimbursement of expenses. Apollo Management V may provide additional services to us from time to time pursuant to the management agreement, including financial advisory and investment banking services in connection with certain transactions for which we will pay customary fees and expenses. Under the management agreement, we agreed to provide customary indemnification. In addition, on December 5, 2003, we incurred a structuring fee of $7.5 million (plus reimbursement of expenses) to Apollo Management V for financial advisory services rendered in connection with the Acquisition, which was paid in January 2004. Although we believe these fees are comparable to management fees paid by portfolio companies of other private equity firms with comparable experience and sophistication, there is no assurance that these agreements are on terms comparable to those that could have been obtained from unaffiliated third parties. Upon consummation of this offering, the management agreement will be terminated and Apollo Management V will receive $          as consideration for the termination of this agreement.

Stockholders’ Agreement

      Upon consummation of the Acquisition, we entered into a stockholders’ agreement with each of our stockholders, which includes certain of our directors, employees and our Principal Stockholder. The stockholders’ agreement gives Apollo Investment V, an affiliate of Apollo Management V, the right to nominate all of the members of our board of directors and, until the occurrence of certain events, the right to vote all shares of our common stock and preferred stock subject to the stockholders’ agreement on all matters. In addition, the stockholders’ agreement contains registration rights that require us to register common stock held by the stockholders party thereto in the event we register for sale, either for our own account or the account of others, shares of our common stock. See “Description of Capital Stock — Stockholders’ Agreement.”

Transactions Prior to the Acquisition

      For a discussion of related party transactions prior to the Acquisition, see Note 22 to our consolidated financial statements contained elsewhere in this prospectus.

PRINCIPAL STOCKHOLDERS

      The following table shows information with respect to the beneficial ownership of our common stock as of June 30, 2004, and as adjusted to reflect the sale of common stock being offered in this offering and the use of proceeds therefrom, for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

•	each of our directors;

•	each our named executive officers; and

•	all of our directors and officers as a group.

      Percentage ownership before the offering is based on 29,854,663 shares of common stock outstanding as of June 30, 2004, subject to the assumptions set forth below. Percentage ownership after the offering is based on                      shares of common stock outstanding immediately upon completion of this offering (                     shares if the underwriters’ over-allotment option is exercised in full), less                      shares (                     shares if the underwriters’ over-allotment option is exercised in full) we intend to repurchase from our Principal Stockholder. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of June 30, 2004, or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

						Maximum
						Number of
						Shares Being
						Repurchased	Shares Beneficially
						by the	Owned After the Offering
						Company if	if the Underwriters’
	Shares Beneficially Owned		Number of	Shares Beneficially		the Over-	Over-Allotment Option is
	Prior to the Offering		Shares Being	Owned After the Offering		Allotment	Exercised in Full
			Repurchased			Option is
	Number of	Percentage	by the	Number	Percentage	Exercised	Number	Percentage
Name of Beneficial Owners(1)	Shares	Ownership(%)	Company	of Shares	Ownership(%)	in Full	of Shares	Ownership(%)

Greater than 5% Stockholders, Directors and Named Executive Officers
Apollo Advisors V, L.P.(1)(3)(4)	28,743,333	96.28
Mary Elizabeth Burton(1)(4)(5)	158,333	*
Robert J. DiNicola(1)(4)(7)	91,667	*
George G. Golleher(1)(4)(8)	105,000	*
Edgardo A. Mercadante(2)(4)(11)	78,333	*

Peter P. Copses(1)(3)(4)(6)	28,768,333	96.28
Joseph Fortunato(2)(4)	62,500	*
Joshua J. Harris(1)(3)(4)(9)	28,768,333	96.28
David Heilman(2)(4)	62,500	*
Andrew S. Jhawar(1)(3)(4)(10)	28,813,333	96.29
Louis Mancini(2)(4)	100,000	*
Joseph W. Harch(2)(12)	25,000	*
Reginald Steele(2)(4)	18,750	*
Susan Trimbo(2)(4)	11,250	*
All Officers and Directors as a Group(3)(13)	29,576,666	98.00

*	Less than 1% of the outstanding shares.

(1)	c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)	c/o GNC Corporation, 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222.

(3)	Represents shares held by GNC Investors, LLC, our Principal Stockholder, which is a special purpose entity that was created in connection with the Acquisition. Apollo Advisors V, L.P. (“Apollo Advisors V”), through its affiliates, owns approximately 76% of our Principal Stockholder. Apollo Management V, L.P. (“Apollo Management V”) is the manager of our Principal Stockholder. Apollo Management V has sole dispositive power over the shares. Pursuant to a stockholders’ agreement, Apollo Investment V has sole voting power over the shares. Apollo Advisors V is the general partner, and Apollo Management V is the manager, of Apollo Investment V. Messrs. Leon Black and John Hannan are the principal executive officers and directors of the general partners of Apollo Management V and Apollo Advisors V, and each of Messrs. Black and Hannan, except to the extent of his direct pecuniary interest expressly disclaims beneficial ownership of the indicated shares. Apollo Advisors V has no pecuniary interest in the remaining interests of our Principal Stockholder.

(4)	On December 5, 2003, in connection with the Acquisition, we entered into a stockholders’ agreement with each of our common stockholders. Pursuant to the stockholders’ agreement, each stockholder agreed to give Apollo Investment V a voting proxy to vote with respect to certain matters as set forth in the stockholders’ agreement. As a result, Apollo Investment V may be deemed to be the beneficial owner of the shares of common stock held by the parties to the stockholders’ agreement. Apollo Investment V expressly disclaims beneficial ownership of such shares of common stock held by each of the parties to the stockholders’ agreement, except to the extent of its pecuniary interest in our Principal Stockholder.

(5)	Includes options to purchase 75,000 shares of our common stock.

(6)	Includes options to purchase 25,000 shares of our common stock and 28,743,333 shares of common stock beneficially owned by Apollo Advisors V, as to which Mr. Copses, a director of the company and partner of Apollo Advisors V, expressly disclaims beneficial ownership, except to the extent of his direct pecuniary interest.

(7)	Includes options to purchase 50,000 shares of our common stock.

(8)	Includes options to purchase 55,000 shares of our common stock.

(9)	Includes options to purchase 25,000 shares of our common stock and 28,743,333 shares of common stock beneficially owned by Apollo Advisors V, as to which Mr. Harris, a director of the company and partner of Apollo Advisors V, expressly disclaims beneficial ownership, except to the extent of his direct pecuniary interest.

(10)	Includes options to purchase 25,000 shares of our common stock and 28,743,333 shares of common stock beneficially owned by Apollo Advisors V, as to which Mr. Jhawar, a director of the company and partner of Apollo Advisors V, expressly disclaims beneficial ownership, except to the extent of his direct pecuniary interest.

(11)	Includes options to purchase 45,000 shares of our common stock.

(12)	Includes options to purchase 25,000 shares of our common stock.

(13)	Includes 28,743,333 shares held by our Principal Stockholder.

DESCRIPTION OF CAPITAL STOCK

      The following is a description of our capital stock and the material provisions of our restated certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable laws and by the provisions of our restated certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

      Upon completion of this offering, our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share, and                 shares of preferred stock, par value $0.01 per share.

Common Stock

      As of June 30, 2004, there were 29,854,663 shares of common stock outstanding, held of record by approximately 56 stockholders. Holders of shares of our common stock are entitled to one vote per share on matters to be voted upon by the stockholders and, subject to the prior rights of the holders of preferred stock, to receive dividends when and as declared by the board of directors with funds legally available therefor and to share ratably in our assets legally available for distribution to the stockholders in the event of liquidation or dissolution, after payment of all debts and other liabilities. Holders of our common stock have no subscription, redemption or conversion privileges, and, except as described below in the section entitled “Stockholders’ Agreement,” are not entitled to preemptive rights. Our common stock does not have cumulative voting rights, which means the holder or holders of more than one-half of the shares voting for the election of directors can elect all of the directors then being elected. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

      Upon completion of this offering, our certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to                      shares of preferred stock, par value $0.01 per share, in one or more classes or series and to fix for each such class or series the powers, designations, preferences and relative participating, optional and other special rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any class or series or the designation of the class or series, without any further vote or action by stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control.

      We currently have 100,000 shares of 12% Series A Exchangeable Preferred Stock outstanding, par value $0.01 per share, with a liquidation preference of $1,000 per share (the “Series A preferred stock”). The Series A preferred stock has no maturity date and ranks, with respect to dividend distributions, senior to any class of common stock or other preferred stock created after the Series A preferred stock that expressly ranks junior to the Series A preferred stock. Holders of the Series A preferred stock generally have no voting rights with respect to general corporate matters. Dividends are payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year. The certificate of designation governing the Series A preferred stock, among other things, limits our ability and the ability of our restricted subsidiaries, to incur additional indebtedness and issue preferred stock, make restricted payments and enter into certain transactions with affiliates. We may redeem some or all of the Series A preferred stock, subject to contractual restrictions, at any time, and we may exchange, at our option, all but not less than all of the Series A preferred stock into exchange notes. The exchange notes have terms substantially the same as the 8 1/2% senior subordinated notes issued by Centers in connection with the Acquisition. On December 1, 2011, holders of Series A preferred stock will have the right to require us to redeem all or a portion of their shares at a purchase price of 100% of the liquidation preference, plus accumulated dividends and liquidated damages, if any, to the date of repurchase not paid in cash. In addition, if we experience a change of control, we will be required to offer to repurchase the Series A preferred stock at a purchase price of 101% of the liquidation preference, plus accumulated dividends and liquidated damages, if any, not paid in cash to the date of repurchase.

      Pursuant to a registration rights agreement, we agreed to file a registration statement enabling holders to exchange their shares of Series A preferred stock (and the exchange notes, if outstanding) for publicly registered securities with substantially identical terms, to use our commercially reasonable efforts to cause the registration statement to become effective and to consummate the exchange offer within the time frames specified in the agreement. If the exchange offer is not permitted by applicable law or policy of the SEC, or if a holder is unable to participate in the exchange offer as specified in the registration rights agreement, we will be required to file a shelf registration statement for the resale of the securities. If we do not comply with these registration obligations we will be required to pay liquidated damages to holders of the Series A preferred stock under certain circumstances. On June 22, 2004, we filed a registration statement relating to the exchange offer.

      We have no present plan to issue additional shares of preferred stock. We intend to redeem all of our outstanding Series A preferred stock in connection with this offering.

Provisions of our Restated Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Restated Certificate of Incorporation and Bylaws

      Certain provisions of our restated certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

      Following the completion of this offering, our restated certificate of incorporation will contain provisions that will permit us to issue, without any further vote or action by the stockholders, up to                      shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. Our restated certificate of incorporation and bylaws will further provide that only our board of directors may fill vacant directorships, except in limited circumstances. Our board will also have the power to amend our bylaws.

      The foregoing proposed provisions of our restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the “DGCL.” Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a

“business combination” with an “interested stockholder” for a period of three years after the time that the stockholder became an interested stockholder, unless:

•	prior to the date of the business combination, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock of the interested stockholder) those shares owned

•	by persons who are directors and also officers, and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      A “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      Subject to various exceptions, an “interested stockholder” is an entity or person who, together with affiliates and associates, owns (or within three years from the date of determination, did own) 15% or more of the corporation’s outstanding voting stock. This statute could delay, defer or prohibit a merger or other takeover or a change of control of our company.

Indemnification of Directors and Officers and Limitation of Liability

      Section 145 of the DGCL authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

      Upon the closing of this offering, our amended and restated certificate of incorporation and amended and restated by-laws will allow us to eliminate the personal liability of our directors and to indemnify directors and officers to the fullest extent permitted by the DGCL. As permitted by Delaware law, our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws will provide that:

•	we are permitted to indemnify our directors, officers and other employees to the fullest extent permitted by Delaware law;

•	we are permitted to advance expenses, as incurred, to our directors and officers in connection with defending a legal proceeding if we have received an undertaking by the person receiving such advance to repay all amounts advanced if it should be determined that he or she is not entitled to be indemnified by us; and

•	the rights conferred in the amended and restated by-laws are not exclusive.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the above provisions or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Stockholders’ Agreement

      On December 5, 2003, in connection with the Acquisition, we entered into a stockholders’ agreement with our Principal Stockholder, Apollo Investment V, and each of our other common stockholders.

      Voting. Each party to the stockholders’ agreement has irrevocably granted to, and has appointed, Apollo Investment V as its proxy and attorney-in-fact to vote all of the shares of common stock held by such stockholder party at any time, for all matters subject to the vote of the stockholder in the manner determined by Apollo Investment V in its sole and absolute discretion, whether at any meeting of the corporation or by written consent or otherwise. The proxy remains in effect for so long as Apollo Investment V and its affiliates, which includes our Principal Stockholder in certain circumstances, own at least 2,100,000 shares of common stock.

      Transfer Restrictions. So long as Apollo Investment V and its affiliates own at least 4,200,000 shares of common stock, no management stockholder party is permitted to transfer, directly or indirectly, more than a specified percentage of the total amount of shares held by such management stockholder, including shares exercisable pursuant to stock options, in any twelve month period after the consummation of this offering. “Transfer” means a sale, assignment, encumbrance, gift, pledge, hypothecation or other disposition of common stock or any interest therein.

      Unless a registration statement under the Securities Act covering the proposed transfer is in effect, prior to making any voluntary disposition of any of its shares of common stock, the stockholder proposing to transfer its shares must notify us in writing of its intent to effect the transfer. The notice must be accompanied by:

•	a legal opinion, reasonably satisfactory to our counsel, to the effect that the proposed transfer may be effect without registration under the Securities Act;

•	a “no action” letter from the staff of the Securities and Exchange Commission to the effect that the transfer without registration will not result in a recommendation by the staff that action be taken with respect to the transfer; or

•	any other showing that is reasonably satisfactory to our legal counsel.

      Upon transfer, the proposed transferee must become party to the stockholders’ agreement in accordance with the terms of the stockholders’ agreement.

      Board Members. So long as Apollo Investment V and its affiliates own at least 2,100,000 shares of common stock and subject to the rights of the holders of shares of any series of preferred stock, Apollo Investment V has the right to nominate all of the members of our board of directors. Each stockholder party to the stockholders’ agreement has agreed to vote all of the shares of common stock owned or held of record by them to ensure the election of the Apollo Investment V nominees.

      Registration Rights. Subject to certain exceptions, following this offering, if we register any of our common stock either for our own account or for the account of another stockholder, the stockholders which are a party to the stockholders’ agreement are entitled to include their shares of common stock in the registration. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All expenses incurred in connection with the registration, qualification or compliance with these provisions of the stockholders’ agreement will be borne by us and all underwriting discounts and selling commissions applicable to the sale of common stock and fees and expenses of counsel for the selling stockholders will be borne by the holders of the shares being registered pro rata on the basis of the number of their shares being registered.

      Amendment. The stockholders’ agreement may be amended, waived or modified by agreement in writing, signed by us, Apollo Investment V and the stockholders (other than Apollo Investment V or its affiliates) holding a majority of the shares of common stock held by such stockholders. However, amendments that do not adversely affect the stockholders (other than Apollo Investment V or its affiliates) do not require the consent of the stockholders other than Apollo Investment V and its affiliate stockholders.

      Preemptive Rights; Information Rights; Tag-Along Rights; Drag-Along Rights. Pursuant to the stockholders’ agreement, certain parties were entitled to preemptive, information, tag-along and drag-along rights. Upon consummation of this offering, these rights will terminate.

      Termination. The stockholders’ agreement terminates upon the earlier of: (i) a written agreement among us, Apollo Investment V, and the other stockholders holding a majority of the shares of common stock held by such other stockholders; and (ii) the consummation of a transaction pursuant to which Apollo Investment V was entitled to exercise a drag-along right with respect to the common stock.

The New York Stock Exchange

      We will apply to list our common stock on the New York Stock Exchange under the symbol “GNC.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is La Salle Bank National Association.

DESCRIPTION OF CERTAIN INDEBTEDNESS

      The following summary highlights the principal terms of the agreements and instruments that govern our material outstanding indebtedness. This summary is not a complete description of all of the terms of the agreements and instruments, and you should refer to the relevant agreement or instrument for additional information, copies of which are available as set forth under “Where You Can Find More Information.”

Senior Credit Facility

      As part of the Acquisition, our subsidiary, Centers entered into a senior credit facility provided by a syndicate of lenders arranged by Lehman Brothers Inc. and J.P. Morgan Securities Inc. The senior credit facility consists of a $285.0 million term loan facility and a $75.0 million revolving credit facility. The term loan facility matures on December 5, 2009, and the revolving credit facility matures on December 5, 2008.

      Interest Rate; Fees. All borrowings under the senior credit facility bear interest, at our option, at a rate per annum equal to (i) the higher of (x) the prime rate and (y) the federal funds effective rate, plus one half percent (0.50%) per annum plus, in each case applicable margins of 2.00% per annum for the term loan facility and 2.00% per annum for the revolving credit facility or (ii) the Eurodollar rate plus applicable margins of 3.00% per annum for the term loan facility and 3.00% per annum for the revolving credit facility, which rates, in the case of revolving loans, may be decreased if our leverage ratio is decreased. In addition to paying interest on outstanding principal under the senior credit facility, Centers is required to pay a commitment fee to the lenders in respect of unutilized loan commitments at a rate of 0.50% per annum.

      Guarantees; Security. Centers’ obligations under the senior credit facility are guaranteed by us and by each of our domestic subsidiaries. In addition, the senior credit facility is secured by first priority security interests in substantially all of Centers’ existing and future assets and the existing and future assets of our subsidiary guarantors, except that only up to 65% of the capital stock of our first-tier foreign subsidiaries has been pledged in favor of the senior credit facility.

      Prepayment; Reduction. The senior credit facility permits all or any portion of the loans outstanding thereunder to be prepaid at any time and commitments thereunder to be terminated in whole or in part at our option without premium or penalty. Centers is required to repay amounts borrowed under the term loan facility in nominal quarterly installments for the first five years and thereafter in substantial quarterly installments until the maturity date of the term loan facility.

      Subject to certain exceptions, the senior credit facility requires that 100% of the net proceeds from certain asset sales, casualty insurance, condemnations and debt issuances, 50% of the net proceeds from certain equity offerings and 75% of excess cash flow for each fiscal year (reducing to 50% when our consolidated total debt to consolidated EBITDA is less than or equal to 3.00 to 1.00 and greater than 2.50 to 1.00 and 25% when our consolidated total debt to consolidated EBITDA is less than or equal to 2.50 to 1.00) must be used to pay down outstanding borrowings.

      Covenants. The senior credit facility contains customary covenants, including financial tests (including maximum total leverage, minimum fixed charge coverage ratio and maximum capital expenditures) and certain other limitations on our and certain of our subsidiaries’ ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, make optional payments or modifications of other debt instruments, pay dividends or other payments on capital stock, engage in mergers or consolidations, enter into sale and leaseback transactions, enter into arrangements that restrict our ability to pay dividends or grant liens, engage in transactions with affiliates and change the passive holding company status of our parent.

8 1/2% Senior Subordinated Notes due 2010

      On December 5, 2003, Centers completed a private offering of $215.0 million of its 8 1/2% senior subordinated notes due December 1, 2010. The senior subordinated notes were issued under an indenture among Centers, certain of our subsidiaries and U.S. Bank National Association, as trustee. We have not guaranteed Centers’ obligations under these senior subordinated notes. We expect to redeem $           million of

the senior subordinated notes with a portion of the net proceeds from this offering pursuant to the optional redemption provision discussed below.

      Interest Rate. Interest on the senior subordinated notes accrues at the rate of 8 1/2% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2004.

      Optional Redemption. Prior to December 1, 2006, Centers may redeem up to 35% of the aggregate principal amount of the senior subordinated notes at a redemption price of 108.500% of the principal amount, plus accrued and unpaid interest to the redemption date with net cash proceeds of one or more equity offerings or contributions to its equity capital, in each case, that results in net proceeds to Centers of at least $100 million. Centers may redeem all or part of the senior subordinated notes on or after December 1, 2007 at specified redemption prices.

      Guarantees; Ranking. The senior subordinated notes are general unsecured obligations of Centers and are guaranteed on a senior subordinated basis by certain of our domestic subsidiaries. The senior subordinated notes rank equally with Centers’ future senior subordinated indebtedness, and junior to its senior indebtedness, including indebtedness under its senior secured credit facility.

      Covenants. The indenture governing the senior subordinated notes contains certain limitations and restrictions on Centers’ and certain of its subsidiaries’ ability to incur additional indebtedness beyond certain levels, dispose of assets, grant liens on assets, make investments or acquisitions, engage in mergers or consolidations, enter into arrangements that restrict their ability to pay dividends or grant liens and engage in transactions with affiliates. In addition, the indenture restricts Centers’ and certain of its subsidiaries’ ability to declare or pay dividends to their stockholders, including us.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

      Upon the closing of this offering and the use of proceeds therefrom, we will have outstanding                      shares of common stock based upon our shares outstanding as of June 30, 2004.

      Of these shares, the                      shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.

      The remaining                      shares of common stock were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. However,                     of these remaining shares of common stock are held by officers, directors, and existing stockholders who are subject to lock-up agreements for a period of 180 days after the date of this prospectus under which certain holders of our common stock have agreed not to sell or otherwise dispose of their shares of common stock, subject to certain exceptions. Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

      Beginning 180 days after the date of this prospectus,                     of these remaining shares will be eligible for sale in the public market, although all but                      shares will be subject to certain volume limitations under Rule 144.

Rule 144

      In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

      Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

Rule 144(k)

      Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

      Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

      As of June 30, 2004, 287,997 shares of our outstanding common stock had been issued in reliance on Rule 701.

Registration Rights

      Upon completion of this offering, stockholders’ who are parties to the stockholders agreement have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Description of Capital Stock — Stockholders’ Agreement.”

Options

      In addition to the                      shares of common stock outstanding immediately after this offering, as of June 30, 2004, there were outstanding options to purchase 2,569,534 shares of our common stock. As soon as practicable upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our stock plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or our underwriters.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of our common stock by an investor that, for United States federal income tax purposes, is not a “United States person” as defined below (a “Non-U.S. Holder”). This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual who is (or deemed to be) present in the United States for 183 or more days during the taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock and (2) state, local, or non-United States tax considerations. This summary assumes that investors will hold our common stock as a “capital asset” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our common stock, including as a result of changes to United States federal income tax law after the date of this prospectus.

      For purposes of this summary, a “United States person” is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

      If a partnership holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

Dividends

      Dividends paid to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable income tax treaty if the Non-U.S. Holder provides a United States Internal Revenue Service (the “IRS”) Form W-8BEN (or a suitable substitute form) certifying that it is entitled to such treaty benefits.

Sale or Other Disposition of Common Stock

      Upon a sale or other disposition of our common stock, a Non-U.S. Holder will generally not be subject to United States federal income tax.

Information Reporting and Backup Withholding

      In general, backup withholding will not apply to dividends paid to a Non-United States Holder and to proceeds from the disposition of our common stock paid to a Non-U.S. Holder if the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States person. Generally, we must report to the IRS the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. These information reporting requirements apply even if no tax was required to be withheld. Any amounts over withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that certain required information is provided to the IRS.

UNDERWRITING

      Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Goldman, Sachs & Co., UBS Securities LLC, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase from us the number of shares of common stock shown opposite their names below:

Underwriter	Number of Shares

Lehman Brothers Inc.
Goldman, Sachs & Co.
UBS Securities LLC
J.P. Morgan Securities Inc.
Merill Lynch, Pierce, Fenner & Smith Incorporated
Total

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased, other than those shares of common stock covered by the over-allotment option described below;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

      The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase                     additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share	$	$
Total

      The representatives of the underwriters have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $           per share to other dealers. After the offering, the representatives may change the public offering price and other offering terms.

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          , all of which are payable by us.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of                      shares at the public offering price less underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. The option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the preceding table.

Lock-Up Agreements

      We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be convertible into or exchanged for common stock (other than (1) shares issued in this offering, (2) up to            shares issued in connection with future acquisitions, and (3) shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to currently outstanding options, warrants or rights) for a period of 180 days from the date of this prospectus. All of our executive officers and directors, certain other officers and all current holders of our common stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus. These lock-up agreements are subject to customary exceptions, including dispositions by gift, will or intestacy; transfers to immediate family members or entities of which the only beneficiaries or beneficial owners are a director, executive officer or stockholder of ours and/or the immediate family members of such person; transfers to entities wholly owned by a director, executive officer or stockholder of ours; dispositions to charitable organizations; and distributions to partners, members or stockholders of our stockholders.

      Lehman Brothers Inc. has advised us that, when determining whether or not to release securities from the lock-up agreements, it will consider, among other factors, the securityholder’s reason for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Indemnification

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Offering Price Determination

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The factors that the representatives will consider in determining the public offering price include:

•	the prevailing market conditions;

•	the prospects for the industry in which we compete;

•	an overall assessment of our management;

•	estimates of our business potential and earning prospects; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Stabilization, Short Positions and Penalty Bids

      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Discretionary Sales

      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by Lehman Brothers Inc., Goldman, Sachs & Co. and/or Merrill Lynch, Pierce, Fenner & Smith Incorporated and/or one or more of the selling group members participating in this offering, or by their respective affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

      The underwriters and their affiliates from time to time have provided certain investment banking, commercial banking and financial advisory services to us and our affiliates, for which they have received customary fees and commissions, and they may provide these services to us in the future, for which they would receive customary fees and commissions. Certain of the initial purchasers arranged, and affiliates of certain of the initial purchasers are acting as agents and lenders under, our senior credit facility.

Canadian Sales

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus with the relevant Canadian securities regulators and only by a dealer registered in accordance with local provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, and for the underwriters by Latham & Watkins LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented certain of the underwriters and Apollo Management, L.P. on unrelated matters and represents Apollo Management, L.P. and certain of their affiliates in connection with their investment in us. Latham & Watkins LLP represents Apollo Management, L.P. and certain of its affiliates from time to time on unrelated matters.

EXPERTS

      The consolidated financial statements of GNC Corporation and its subsidiaries as of December 31, 2003 and the period from December 5, 2003 through December 31, 2003 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of GNC Corporation and its subsidiaries as of December 31, 2002 and for the period from January 1, 2003 through December 4, 2003, and for each of the two years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the new shares of common stock to be sold in this offering, we refer you to the registration statement, including the documents and agreements filed as exhibits thereto.

      Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GNC CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2002 and December 31, 2003	F-4
Consolidated statements of operations and comprehensive income for years ended December 31, 2001 and December 31, 2002, and for the periods from January 1, 2003 through December 4, 2003 and the 27 days ended December 31, 2003
F-5
Consolidated statements of stockholder’s (deficit) equity for years ended December 31, 2001 and December 31, 2002 and for the periods from January 1, 2003 through December 4, 2003 and the 27 days ended December 31, 2003
F-6
Consolidated statements of cash flows for years ended December 31, 2001 and December 31, 2002 and the periods from January 1, 2003 through December 4, 2003 and the 27 days ended and December 31, 2003	F-7
Notes to Consolidated Financial Statements	F-9
Consolidated balance sheets as of December 31, 2003 and March 31, 2004 (unaudited)	F-58
Unaudited consolidated statements of operations for the three months ended March 31, 2003 and 2004	F-59
Unaudited consolidated statement of stockholder’s (deficit) equity as of March 31, 2004	F-60
Unaudited consolidated statements of cash flows for the three months ended March 31, 2003 and 2004	F-61
Notes to Unaudited Consolidated Financial Statements	F-62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Royal Numico N.V.

and the Stockholder of General Nutrition Companies, Inc.:

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of stockholder’s equity and of cash flows presents fairly, in all material respects, the financial position of General Nutrition Companies, Inc., and its subsidiaries (the “Company”) at December 31, 2002, and the results of their operations and their cash flows for the period from January 1, 2003 through December 4, 2003, and for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

March 1, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

GNC Corporation

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations and comprehensive income, of stockholders’ equity and of cash flows presents fairly, in all material respects, the financial position of GNC Corporation and its subsidiaries (the “Company”) at December 31, 2003, and the results of their operations and their cash flows for the period from December 5, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

May 17, 2004

GNC CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Predecessor	Successor

	December 31,	December 31,
	2002	2003

Current assets:
Cash and cash equivalents	$38,765	$33,176
Receivables, net (Note 1)	208,334	87,984
Inventories (Note 2)	285,622	256,000
Deferred tax assets (Note 17)	20,291	15,946
Other current assets (Note 3)	26,826	33,507

Total current assets	579,838	426,613
Long-term assets:
Goodwill, net (Note 5)	248,838	83,089
Brands, net (Note 5)	666,000	212,000
Other intangible assets, net (Note 5)	70,469	32,667
Property, plant and equipment, net (Note 4)	284,638	201,280
Deferred financing fees, net	—	19,796
Deferred tax assets (Note 17)	—	15,289
Other long-term assets (Note 6)	28,527	34,160

Total long-term assets	1,298,472	598,281

Total assets	$1,878,310	$1,024,894

Current liabilities:
Accounts payable (Note 7)	$37,951	$88,263
Related party payables (Note 22)	84,041	—
Accrued payroll and related liabilities	18,745	33,277
Accrued income taxes	37,156	438
Accrued interest	—	1,799
Current portion, long-term debt (Note 9)	175,906	3,830
Other current liabilities (Note 8)	72,465	99,402

Total current liabilities	426,264	227,009
Long-term liabilities:
Deferred tax liabilities (Note 17)	251,261	—
Long-term debt (Note 9)	1,664,172	510,374
Other long-term liabilities	30,365	9,796

Total long-term liabilities	1,945,798	520,170
Total liabilities	2,372,062	747,179
Commitments and contingencies (Note 18)
Cumulative redeemable exchangeable preferred stock, $0.01 par value, 110,000 shares authorized, issued and outstanding 100,000 shares (liquidation preference of $112,000,000)	—	100,450
Stockholders’ (deficit) equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding at December 31, 2002, and 100,000,000 shares authorized, issued and outstanding 29,566,666 shares at December 31, 2003	—	296
Paid-in-capital	690,955	176,667
Retained (deficit) earnings	(1,183,231)	—
Accumulated other comprehensive (loss) income (Note 11)	(1,476)	302

Total stockholders’ (deficit) equity	(493,752)	177,265

Total liabilities and stockholders’ (deficit) equity	$1,878,310	$1,024,894

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Predecessor			Successor

	Twelve Months Ended			27 Days
	December 31,		Period Ended	Ended
			December 4,	December 31,
	2001	2002	2003	2003

Revenue	$1,509,144	$1,424,976	$1,340,209	$89,288
Cost of sales, including costs of warehousing, distribution and occupancy	1,013,392	969,908	934,860	63,580

Gross profit	495,752	455,068	405,349	25,708
Compensation and related benefits	246,639	245,165	234,990	16,719
Advertising and promotion	41,870	52,026	38,413	514
Other selling, general and administrative	140,747	86,048	70,938	5,098
Income from legal settlements	(3,580)	(214,409)	(7,190)	—
Foreign currency translation loss/(gain)	104	3,168	(2,895)	22
Impairment of goodwill and intangible assets (Note 5)	—	222,000	709,367	—

Operating income (loss)	69,972	61,070	(638,274)	3,355
Interest expense, net (Note 9)	139,930	136,353	121,125	2,773
Gain on sale of marketable securities	—	(5,043)	—	—

(Loss) income before income taxes	(69,958)	(70,240)	(759,399)	582
Income tax (benefit) expense (Note 17)	(14,099)	996	(174,478)	228

Net (loss) income before cumulative effect of accounting change	(55,859)	(71,236)	(584,921)	354
Loss from cumulative effect of accounting change, net of tax (Note 5)	—	(889,621)	—	—

Net (loss) income	(55,859)	(960,857)	(584,921)	354
Other comprehensive income (loss) (Note 11)	1,745	(1,853)	1,603	302

Comprehensive (loss) income	$(54,114)	$(962,710)	$(583,318)	$656

Income (Loss) Per Share — Basic and Diluted (Note 23):
Net (loss) income	$(55,859)	$(960,857)	$(584,921)	$354
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	—	—	(891)

Net (loss) income available to common stockholders	$(55,859)	$(960,857)	$(584,921)	$(537)

Net (loss) income per share from continuing operations before cumulative effect of accounting change	$(1.88)	$(2.40)	$(19.68)	$(0.02)
Loss per share from cumulative effect of accounting change	—	(29.92)	—	—

Net (loss) income per share	$(1.88)	$(32.32)	$(19.68)	$(0.02)

Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071	29,728,071	29,728,071

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands, except share data)

	Common Stock			Retained	Other	Total
			Additional	(Deficit)	Comprehensive	Stockholders’
	Shares	Dollars	Paid-In-Capital	Earnings	(Loss)/Income	(Deficit) Equity

Predecessor
Balance At January 1, 2001	100	$—	$690,955	$(166,515)	$(1,368)	$523,072
Net loss	—	—	—	(55,859)	—	(55,859)
Unrealized appreciation on marketable securities, net of tax	—	—	—	—	2,145	2,145
Foreign currency translation	—	—	—	—	(400)	(400)

Balance At December 31, 2001	100	$—	$690,955	$(222,374)	$377	$468,958
Net loss	—	—	—	(960,857)	—	(960,857)
Unrealized appreciation on marketable securities, net of tax	—	—	—	—	1,133	1,133
Amount reclassified to income, net of tax	—	—	—	—	(3,278)	(3,278)
Foreign currency translation	—	—	—	—	292	292

Balance At December 31, 2002	100	$—	$690,955	$(1,183,231)	$(1,476)	$(493,752)
Net loss	—	—	—	(584,921)	—	(584,921)
Foreign currency translation	—	—	—	—	1,603	1,603

Balance At December 4, 2003	100	$—	$690,955	$(1,768,152)	$127	$(1,077,070)

Successor
Issuance of common stock	29,566,666	$296	$177,204	$—	$—	$177,500
Preferred stock dividends	—	—	(534)	(354)	—	(888)
Amortization of preferred stock issuance costs	—	—	(3)	—	—	(3)
Net income	—	—	—	354	—	354
Foreign currency translation	—	—	—	—	302	302

Balance At December 31, 2003	29,566,666	$296	$176,667	$—	$302	$177,265

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Predecessor			Successor

	Twelve Months Ended
	December 31,		Period Ended	27 Days Ended
			December 4,	December 31,
	2001	2002	2003	2003

Cash Flows From Operating Activities:
Net (loss)/income	$(55,859)	$(960,857)	$(584,921)	$354
Depreciation expense	46,137	46,461	50,880	1,950
Loss from cumulative effect of accounting change, net of tax	—	889,621	—	—
Impairment of goodwill and intangible assets	—	222,000	709,367	—
Amortization of goodwill and intangible assets	75,940	11,536	8,171	303
Amortization of deferred financing fees	—	—	—	224
Inventory non-cash decrease	25,256	33,911	27,701	2,237
Changes in stock-based compensation	14,582	(2,030)	—	—
Stock appreciation rights compensation	—	—	4,347	—
Increase in allowance for doubtful accounts	1,815	5,285	1,953	767
Gain on sale of marketable securities	—	(5,043)	—	—
Increase in net deferred taxes	(24,469)	(44,908)	(197,629)	(210)
Changes in assets and liabilities:
(Increase) decrease in receivables	(2,940)	(132,581)	57,933	2,119
Decrease (increase) in inventory, net	46,263	(11,695)	1,258	1,581
Decrease in franchise notes receivable, net	7,995	8,069	1,546	1,326
(Increase) decrease in other assets	(1,080)	9,125	(5,597)	(10,977)
(Decrease) increase in accounts payable	(48,183)	18,800	(3,245)	(5,342)
(Decrease) increase in accrued taxes	(2,422)	25,541	5,638	438
(Decrease) increase in interest payable	(3,853)	—	—	1,799
(Decrease) increase in accrued liabilities	(3,378)	(2,200)	15,466	8,119

Net Cash Provided By Operating Activities	75,804	111,035	92,868	4,688

GNC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands)

	Predecessor			Successor

	Twelve Months Ended
	December 31,		Period Ended	27 Days Ended
			December 4,	December 31,
	2001	2002	2003	2003

Cash Flows From Investing Activities:
Capital expenditures	(29,183)	(51,899)	(31,020)	(1,827)
Proceeds from disposal of assets	6,179	4,254	2,760	24
Store acquisition costs	(21,863)	(4,055)	(3,193)	(81)
Investments, loans and advances to investees	(3,280)	(200)	—	—
Acquisition of General Nutrition Companies, Inc.	—	—	—	(738,117)
Proceeds from sale of marketable securities	—	7,443	—	—

Net Cash Used In Investing Activities	(48,147)	(44,457)	(31,453)	(740,001)

Cash Flows From Financing Activities:
Issuance of preferred stock	—	—	—	100,000
Issuance of common stock	—	—	—	177,500
(Decrease) increase in cash overdrafts	(12,797)	(1,112)	1,915	1,735
Short-term borrowings — related party	62,341	—	—	—
Payments on short-term debt — related party	(20,000)	(42,341)	—	—
Payments on long-term debt — related party	(50,000)	—	(91,794)	—
Payments on long-term debt — third parties	(1,132)	(847)	(887)	—
Borrowings from senior credit facility	—	—	—	285,000
Proceeds from senior subordinated notes	—	—	—	215,000
Deferred financing fees	—	—	—	(20,020)

Net Cash (Used)/ Provided By Financing Activities	(21,588)	(44,300)	(90,766)	759,215

Effect of exchange rates on cash	(231)	175	12	(152)

Net increase (decrease) in cash	5,838	22,453	(29,339)	23,750
Beginning balance, cash	10,474	16,312	38,765	9,426

Ending balance, cash	$16,312	$38,765	$9,426	$33,176

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary Of Significant Accounting Policies

      General Nature of Business. GNC Corporation (the “Company”) formerly General Nutrition Centers Holding Company, a Delaware corporation, is a leading specialty retailer of vitamin, mineral and herbal supplements, diet and sports nutrition products and specialty supplements. The Company is also a provider of personal care and other health related products. The Company’s organizational structure is vertically integrated as the operations consist of purchasing raw materials, formulating and manufacturing products, and selling the finished products through its retail, franchising and manufacturing/wholesale segments. The Company operates primarily in three business segments: Retail, Franchising and Manufacturing/ Wholesale. Corporate retail store operations are located in North America and Puerto Rico. Franchise stores are located in the United States and Canada and 34 international markets. The Company operates a manufacturing facility in South Carolina and distribution centers in Arizona, Pennsylvania and South Carolina. The Company also operates a smaller manufacturing facility in Australia. The Company manufactures the majority of its branded products, but also merchandises various third-party products. Additionally, the Company licenses the use of its trademarks and trade names. The processing, formulation, packaging, labeling and advertising of the Company’s products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (“FDA”), Federal Trade Commission (“FTC”), Consumer Product Safety Commission, United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various agencies of the states and localities in which the Company’s products are sold.

      Acquisition of the Company. In August 1999, General Nutrition Companies, Inc. (GNCI) was acquired by Numico Investment Corp. (“NIC”), which subsequent to the acquisition, was merged into GNCI. NIC was a wholly owned subsidiary of Numico U.S. L.P., which was merged into Nutricia USA, Inc. (“Nutricia”) in 2000. Nutricia (now known as Numico USA, Inc.) is a wholly owned subsidiary of Koninklijke (Royal) Numico N.V. (“Numico”), a Dutch public company headquartered in Zoetermeer, Netherlands. The results of GNCI were reported as part of the consolidated Numico financial statements from August 1999 to December 4, 2003.

      On October 16, 2003, the Company entered into a purchase agreement (the “purchase agreement”) with Numico and Numico USA, Inc. to acquire 100% of the outstanding equity interest of GNCI from Numico USA Inc., a subsidiary of Numico (the “Acquisition”). The purchase equity contribution was made by GNC Investors, LLC, (“GNC LLC”) an affiliate of Apollo Management, L.P. (“Apollo”), together with additional institutional investors and certain management of the Company. The equity contribution from GNC LLC was recorded on the Company’s books. The Company utilized this equity contribution to purchase the investment in General Nutrition Centers, Inc. (“Centers”), a wholly owned subsidiary. The transaction closed on December 5, 2003 and was accounted for under the purchase method of accounting. The net purchase price was $733.2 million, which was paid from total proceeds via a combination of cash, and the proceeds from the issuance of senior subordinated notes and borrowings under a senior credit facility, and is summarized herein. Apollo and certain institutional investors, through GNC LLC and the Company, contributed a cash equity investment of $277.5 million to Centers. In connection with the Acquisition on December 5, 2003, Centers also issued $215.0 million aggregate principal amount of its 8 1/2% senior subordinated notes due 2010, resulting in net proceeds to Centers of $207.1 million. In addition, Centers obtained a new secured senior credit facility consisting of a $285.0 million term loan facility and a $75.0 million revolving credit facility. Centers borrowed the entire $285.0 million under the term loan facility to fund a portion of the Acquisition price, which netted proceeds to Centers of $275.8 million. These total proceeds were reduced by certain debt issuance and other transaction costs. Subject to certain limitations in accordance with the purchase agreement, Numico and Numico USA, Inc. agreed to indemnify Centers on losses arising from, among other items, breaches of representations, warranties, covenants and other certain liabilities relating to the business of GNCI, arising prior to December 5, 2003 as well as any losses payable in connection with certain litigation including ephedra related claims. Centers utilized these proceeds to purchase GNCI with the remainder of $19.8 million used to fund operating capital.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In conjunction with the Acquisition, fair value adjustments were made to the Company’s financial statements as of December 5, 2003. As a result of the Acquisition and fair values assigned by the appraisal specialist, the accompanying financial statements as of December 31, 2003 reflect adjustments made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The following table summarizes the fair values assigned at December 5, 2003 to the Company’s assets and liabilities in connection with the acquisition.

      Fair value Opening Balance Sheet at December 5, 2003:

(In thousands)
Assets:
Current assets	$438,933
Goodwill	83,089
Other intangible assets	244,970
Property, plant and equipment	201,287
Other assets	54,426

Total assets	1,022,705

Liabilities:
Current liabilities	217,033
Long-term debt	513,217
Other liabilities	14,955

Total liabilities	745,205

GNC Corporation’s investment in General Nutrition Centers, Inc.	$277,500

      Basis of Presentation. The accompanying financial statements for the period from December 5, 2003 to December 31, 2003 include the accounts of the Company and its wholly owned subsidiaries. Included in this period are fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment. Also included is the corresponding effect these adjustments had to cost of sales, depreciation and amortization expenses. Accordingly, the accompanying financial statements for the periods prior to the Acquisition are labeled as “Predecessor” and the periods subsequent to the Acquisition are labeled as “Successor”.

      For the period from August 8, 1999 to December 4, 2003 the consolidated financial statements of GNCI were prepared on a carve-out basis and reflect the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America. The financial statements for this period reflected amounts that were pushed down from Nutricia and Numico in order to depict the financial position, results of operations and cash flows of GNCI based on these carve-out principles. As a result of the acquisition, all related party term debt was settled in full. As a result of recording these amounts, the financial statements of GNCI may not be indicative of the results that would be presented if GNCI had operated as an independent, stand-alone entity. See Note 22 for further discussion of GNCI’s related party transactions with Nutricia, Numico and other related entities.

      The Company’s normal reporting period is based on a 52-week calendar year. Therefore, the Predecessor results of operations presented in the accompanying financial statements for the period from January 1, 2003 to December 4, 2003 are not necessarily indicative of the results that would be expected for the full reporting year. In the opinion of management, all material adjustments consisting of normal recurring transactions, necessary to reflect a fair presentation of the financial statements, have been included.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain reclassifications have been made to the financial statements to ensure consistency in reporting and conformity between prior year and current year amounts.

      The following is a summary of the significant accounting policies adopted by the Company. There have been no significant changes in accounting policies since the Acquisition.

      Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. All intercompany transactions have been eliminated in consolidation.

      Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Accordingly, these estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Some of the most significant estimates pertaining to the Company include the valuation of inventories, the allowance for doubtful accounts, income tax valuation allowances and the recoverability of long-lived assets. On a continual basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

      Revenue Recognition. The Company operates predominately as a retailer, through company-owned and franchised stores, and to a lesser extent through wholesale operations. For all years and periods presented herein, the Company has complied with and adopted Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”.

      The Retail segment recognizes revenue at the moment a sale to a customer is recorded. These revenues are recorded via the Company’s point of sale system. Gross revenues are netted (decreased) by actual customer returns and an allowance for expected customer returns. The Company records a reserve for expected customer returns based on management’s estimate, which is derived from historical return data. Revenue is deferred on sales of the Company’s Gold Cards and subsequently amortized over 12 months. The length of the amortization period is determined based on matching the discounts associated with the Gold Card program to the revenue deferral during the twelve month membership period. For an annual fee, the card provides customers with a 20% discount on all products purchased, both on the date the card is purchased and certain specified days of every month. The Company recognizes this discount as a reduction of revenue at the time of sale. The Company also defers revenue for sales of gift cards until such time the gift cards are redeemed for products.

      The Company’s Franchise segment generates revenues from franchise fees (see Note 14 Franchise Revenue), product sales to franchisees, royalties, and interest income on the financing of the franchise locations. The franchisees purchase a majority of the products they sell from the Company at wholesale prices. Revenue on product sales to franchisees is recognized when risk of loss, title and insurable risks have transferred to the franchisee. Franchise fees are recognized by the Company at the time of a franchise store opening. Interest on the financing of franchisee notes receivable is recorded as it becomes due and payable. In accordance with the American Institute of Certified Public Accountants Statement of Position No. 01-6, “Accounting by Certain Entities That Lend to or Finance the Activities of Others”, the franchisee financing activity is further discussed in Note 6 Other Long-Term Assets. Gains from the sale of company-owned stores to franchisees are recognized in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 66, “Accounting for Sales of Real Estate”. This standard requires gains on sales of corporate stores to franchisees to be deferred until certain criteria are

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

satisfied regarding the collectibility of the related receivable and the seller’s remaining obligations. Remaining sources of franchise income, including royalties, are recognized as earned.

      The Manufacturing/Wholesale segment sells product primarily to the other Company segments, third party customers and historically to certain related parties. Revenue is recognized when risk of loss, title and insurable risks have transferred to the customer. All intercompany transactions have been eliminated in the enclosed consolidated financial statements.

      The Company also has a consignment arrangement with certain customers and revenue is recognized when products are sold to the ultimate customer.

      Vendor Allowances. The Company receives allowances from various vendors based on either sales or purchase volumes. In accordance with Emerging Issues Task Force (“EITF”) No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor”, the Company has properly included this consideration received from vendors in cost of sales.

      Distribution and Shipping Costs. The Company charges franchisees and third party customers shipping and transportation costs and reflects these charges in revenue. The costs that are associated with these charges are included in cost of goods sold.

      Research and Development. Research and development costs arising from internally generated projects are expensed by the Company as incurred. The Company recorded $0.1 million in research and development costs for the 27 days ended December 31, 2003. GNCI recorded research and development amounts charged by Numico directly to expense during the Predecessor period. Research and development costs, recorded by GNCI, for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001 were $5.1, $6.1 and $5.3 million respectively. These costs are included in Other selling, general and administrative costs in the accompanying financial statements. See Note 22 Related Party Transactions.

      Cash and Cash Equivalents. The Company considers cash and cash equivalents to include all cash and liquid deposits and investments with a maturity of three months or less. Cash requirements are met utilizing funds provided by the Company’s operations. Overnight investments in certain sweep accounts generate interest income earned from cash.

      Investment Securities. The Company’s investments consisted of equity securities that were classified as available-for-sale. In accordance with SFAS No. 115, “Accounting for Certain Investments for Debt and Equity Securities”, these securities were stated at fair value based on quoted market prices. Unrealized gains and losses were recorded, net of applicable taxes, as a separate component of stockholders’ equity (deficit) in other comprehensive income. The investment balance of $5.7 million as of December 31, 2001 represented stock purchased, in July 1999, in connection with a business cooperation agreement with a leading on-line drugstore entity. In accordance with an agreement entered into at the time of the investment, the shares were subject to a mandatory holding period that prohibited the immediate sale of the stock. For the year ended December 31, 2001, an unrealized pre-tax gain was recorded on these investment securities of $3.3 million. For the year ended December 31, 2002, a realized pre-tax gain of $5.0 million was recognized upon the sale of all of the investment securities.

      Inventories. Cost is determined using a standard costing system which approximates actual costs. Inventories are stated at the lower of cost or market on a FIFO (first in, first out) basis. Inventory components consist of raw materials, finished product and packaging supplies. The Company reviews its inventory levels in order to identify slow moving and short dated products, expected length of time for product sell through and future expiring product. Upon analysis, the Company has established certain valuation allowances to reserve for such inventory. When allowances are considered necessary, after such reviews, the inventory balances are adjusted and reflected net in the accompanying financial statements.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Accounts Receivable and Allowance for Doubtful Accounts. The Company sells product to its franchisees and, to a lesser extent, various third parties. See Note 1 Receivables, for the components of accounts receivable. To determine the allowance for doubtful accounts, factors that affect collectability from the Company’s franchisees or customers include their financial strength, payment history, reported sales and the overall retail economy. The Company establishes an allowance for doubtful accounts for franchisees based on an assessment of the franchisees’ operations which includes analysis of their current year to date operating cash flows, retail sales levels, and status of amounts due to the Company, such as rent, interest and advertising. An allowance for international franchisees is calculated based on unpaid, unsecured amounts associated with their receivable balance. An allowance for receivable balances due from third parties is recorded, if considered necessary, based on facts and circumstances. These allowances are deducted from the related receivables and reflected net in the accompanying financial statements.

      Notes Receivable. The Company offers financing to qualified franchisees in connection with the initial purchase of a franchise store. The notes offered by the Company to its franchisees are demand notes, payable monthly over a period ranging from five to seven years. Interest accrues principally at an annual rate that ranges from 11.25% to 13.75%, based on the amount of initial deposit, and is payable monthly. Allowances for these receivables are recorded in accordance with the Company’s policy described in the Accounts Receivable and Allowance for Doubtful Accounts policy.

      Property, Plant and Equipment. Property, plant and equipment expenditures are recorded at cost. Depreciation and amortization are recorded using the straight-line method over the estimated useful life of the property. Fixtures are depreciated over three to eight years, and equipment is generally depreciated over ten years. Computer equipment and software costs are generally depreciated over three years. Amortization of improvements to retail leased premises is recorded using the straight-line method over the estimated useful life of the improvements, or over the life of the related leases, whichever period is shorter. Buildings are depreciated over 40 years and building improvements are depreciated over the remaining useful life of the building. The Company records tax depreciation in conformity with the provisions of applicable tax law.

      Expenditures that materially increase the value or clearly extend the useful life of property, plant and equipment are capitalized in accordance with the policies outlined above. Repair and maintenance costs incurred in the normal operations of business are expensed as incurred. Gains from the sale of property, plant and equipment are recorded in current operations. Periodically, the Company receives varying amounts of reimbursements from landlords to compensate the Company for costs incurred in the construction of stores. Improvements to the leased premises which are recorded by the Company as fixed assets are reduced by the amount of these reimbursements.

      The Company recorded depreciation expense of property, plant and equipment of $2.0 million for the 27 days ended December 31, 2003. GNCI recorded $50.9, $46.5 and $46.1 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively.

      Goodwill and Intangible Assets. Goodwill represents the excess of purchase price over the fair value of identifiable net assets of acquired entities. In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations after June 30, 2001 and provides guidance on the initial recognition and measurement of goodwill and intangible assets resulting from business combinations. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company adopted SFAS No. 142 as of January 1, 2002. Prior to 2002, goodwill and other intangible assets were amortized over periods not exceeding 40 years. Other intangible assets with finite lives are amortized on a straight-line basis over periods not exceeding 20 years. The Company records goodwill upon the acquisition of franchisee stores when the acquisition price exceeds the fair value of the identifiable assets acquired and liabilities assumed of the store.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This goodwill is accounted for in accordance with the above policy. See Note 5 Goodwill and Intangible Assets.

      Impairment of Long-Lived Assets. In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets”. SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of”, and the provisions required by Accounting Principles Board Opinion (“APB”) No. 30, “Reporting Results of Operations and Discontinued Events and Extraordinary Items”. SFAS No. 144 is based on the framework established by SFAS No. 121, but also includes provisions requiring that assets held for sale be presented separately in the consolidated balance sheet and broadens the reporting of discontinued operations. SFAS No. 144 was effective for the year beginning January 1, 2002. This standard requires that certain assets be reviewed for impairment and if impaired, be re-measured at fair value whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The adoption of SFAS No. 144 had no effect in the Company’s financial statements.

      Advertising Expenditures. The Company recognizes advertising, promotion and marketing program expenses as they are incurred. Television production costs are recognized during the period the commercial initially airs. The Company administers national advertising funds on behalf of its franchisees. In accordance with the franchisee contracts, the Company collects advertising funds from the franchisees and utilizes the proceeds to coordinate various advertising and marketing campaigns. The Company previously participated with its franchisees in a cooperative advertising program that was discontinued as of January 2001. The Company recorded $0.5 million in advertising expense for the 27 days ended December 31, 2003. GNCI recorded advertising expense of $38.4, $52.0 and $41.9 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively.

      The Company has a balance of unused advertising barter credits on accounts with a third-party advertising agency. The Company generated these barter credits by exchanging inventory with a third-party barter vendor. In exchange, the barter vendor supplied the Company with advertising credits. The Company did not record a sale on the transaction as the inventory sold was for expiring products which were previously fully reserved for on the Company’s balance sheet. In accordance with APB 29, a sale is recorded based on either the value given up or the value received, whichever is more easily determinable. The value of the inventory was determined to be zero as the inventory was fully reserved. Therefore, these credits were not recognized on the balance sheet and are only realized when the Company advertises through the bartering company. The credits can be used to offset the cost of cable advertising. As of December 31, 2003, and December 31, 2002, the available credit balance was $16.6 and $18.8 million, respectively. The barter contract runs through March 2005, with renewable extensions.

      Leases. The Company has various operating leases for Company owned and franchised store locations and equipment. Store leases generally include amounts relating to base rental, percent rent and other charges such as common area maintenance fees and real estate taxes. The Company leases its warehouse facilities in Pennsylvania and Arizona. The Company also has operating leases for their fleet of distribution tractors and trailers and fleet of field management vehicles. The expense associated with leases that have escalating payment terms is recognized on a straight-line basis over the life of the lease. We also lease a 630,000 square foot complex located in Anderson, South Carolina, for packaging, materials receipt, lab testing, warehousing, and distribution. Both the Greenville and Anderson facilities are leased on a long-term basis pursuant to “fee-in-lieu-of-taxes” arrangements with the counties in which the facilities are located, but we retain the right to purchase each of the facilities at any time during the lease for $1.00, subject to a loss of tax benefits. The Greenville and Anderson facilities are reflected at historical cost in property, plant and equipment on the balance sheet. As part of a tax incentive arrangement, the Company assigned the facilities to the counties and leases them back under operating leases. The Company leases the facilities from the counties where located, in lieu of paying local property taxes. Upon exercising its right to purchase the facilities back from the

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

counties, the Company will be subject to the applicable taxes levied by the counties. For accounting purposes, the purchase option in the lease agreements prevent sale-leaseback accounting treatment under SFAS No. 98, “Accounting for Leases”. As a result the original cost basis of the facilities remain on the balance sheet and continue to be depreciated. We also lease a 210,000 square foot distribution center in Leetsdale, Pennsylvania and a 112,000 square foot distribution center in Phoenix, Arizona. We conduct additional manufacturing that we perform for wholesalers or retailers of third-party products, as well as certain additional warehousing at a leased facility located in New South Wales, Australia. See Note 16 Long-Term Lease Obligations.

      Pre-Opening Expenditures. The Company recognizes the cost associated with the opening of new stores as incurred. These costs are charged to expense and are not material for the periods presented. Franchise store pre-opening costs are incurred by the franchisees.

      Deferred Financing Fees. Costs related to the financing of the senior credit facility and senior subordinated notes were capitalized and are being amortized over the term of the respective debt utilizing the straight line method. Accumulated amortization at December 31, 2003 is $0.2 million.

      Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. As prescribed by SFAS No. 109, the Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. See Note 17 Income Taxes.

      For the period from December 5, 2003 to December 31, 2003 the Company will file a consolidated federal income tax return. For state income tax purposes, the Company will file on both a consolidated and separate return basis in the states in which it conducts business.

      For the period ended December 4, 2003 and the years ended December 31, 2002 and 2001, GNCI was a member of a consolidated filing group for federal income tax purposes. The filing group included GNCI, Nutricia and two other U.S. based affiliates, Rexall Sundown, Inc. (“Rexall”) and Unicity Network, Inc. (“Unicity”), both also wholly owned by Numico. An informal tax sharing agreement existed among the members of the consolidated filing group that provided for each entity to be responsible for a portion of the consolidated tax liability equal to the amount that would have been determined on a separate return basis. The agreement also provided for each company to be paid for any decreases in the consolidated federal income tax liability resulting from the utilization of deductions, losses and credits from current or prior years that were attributable to each entity. The current and deferred tax expense for the period ended December 4, 2003 and the years ended December 31, 2002 and 2001 are presented in the accompanying consolidated financial statements and was determined as if GNCI were a separate taxpayer. For state income tax purposes, the Company files on both a consolidated and separate return basis in the states in which they conduct business. Amounts due to Numico for taxes were settled in conjunction with the acquisition. According to the purchase agreement, Numico has agreed to indemnify the Company for any subsequent tax liabilities arising from periods prior the Acquisition.

      Self-Insurance. Prior to the Acquisition, GNCI was included as an insured under several of Numico’s global insurance policies. Subsequent to the Acquisition, the Company has procured insurance independently for such areas as general liability, product liability, directors and officers liability, property insurance, and ocean marine insurance. The Company is self-insured with respect to its medical benefits. As part of this coverage, the Company contracts with national service providers to provide benefits to its employees for all medical, dental, vision and prescription drug services. The Company then reimburses these service providers as claims are processed from Company employees. The Company maintains a specific stop loss provision of $200,000 per incident. The Company’s liability for medical claims is included as a component of accrued

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payroll and related liabilities and was $3.0 and $3.5 million as of December 31, 2003 and December 31, 2002, respectively. The Company carries general product liability insurance with a deductible of $1.0 million per claim with an aggregate cap on retained losses of $10.0 million. The Company is self-insured for its worker’s compensation coverage in the State of New York with a stop loss of $250,000. The Company’s liability for worker’s compensation in New York was not significant as of December 31, 2003 and December 31, 2002. The Company is self-insured for physical damage to the Company’s tractors, trailers and fleet vehicles for field personnel use. The Company is self-insured for any physical damages that may occur at the corporate store locations. The Company’s associated liability for this self-insurance was not significant as of December 31, 2003 and December 31, 2002.

      Stock Compensation. In accordance with APB No. 25, “Accounting for Stock issued to Employees”, the Company accounts for stock-based employee compensation using the intrinsic value method of accounting. For the period from December 5, 2003 to December 31, 2003, stock compensation represents shares of the Company’s stock issued pursuant to the GNC Corporation 2003 Omnibus Stock Incentive Plan (See Note 21). The common stock associated with this plan is not traded on any exchange. Stock compensation for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001 represents shares of Numico stock under the Numico 1999 Share Option Plan. SFAS No. 123, “Accounting for Stock-based Compensation”, prescribes that companies utilize the fair value method of valuing stock based compensation and recognize compensation expense accordingly. It does not require, however, that the fair value method be adopted and reflected in the financial statements. As an alternative, pro forma information is to be disclosed in the accompanying footnotes to reflect results as if SFAS No. 123 had been adopted. The Company has elected to continue accounting for stock-based compensation using the intrinsic value method and has disclosed the additional information required by SFAS No. 123 in Note 21, “Stock-Based Compensation Plans.” The Company has adopted the disclosure requirements of SFAS No. 148 “Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123” by illustrating compensation costs in the following table.

      Had compensation costs for stock options been determined using the fair market value method of SFAS No. 123, the effect on net (loss) income for each of the periods presented would have been as follows:

	Predecessor			Successor

	Twelve Months
	Ended December 31,		Period Ended	27 Days Ended
			December 4,	December 31,
	2001	2002	2003	2003

	(In thousands)
Net (loss) income as reported	$(55,859)	$(960,857)	$(584,921)	$354
Less: total stock based employee compensation costs determined using fair value method, net of related tax effects	(1,682)	(657)	(215)	(70)

Adjusted net (loss) income	$(57,541)	$(961,514)	$(585,136)	$284

Income (Loss) Per Share — Basic and Diluted
Basic and diluted (loss) income per share — as reported	$(1.88)	$(32.32)	$(19.68)	$(0.02)

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor			Successor

	Twelve Months
	Ended December 31,		Period Ended	27 Days Ended
			December 4,	December 31,
	2001	2002	2003	2003

	(In thousands)
Basic and diluted (loss) income per share — pro forma	$(1.94)	$(32.34)	$(19.68)	$0.01

Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071	29,728,071	29,728,071

      Reflected in net (loss) income as reported for the period ended December 4, 2003, the Company recorded $3.8 million of stock based compensation expense resulting from the Numico Stock Appreciation Rights Plan. Refer to Note 21 Stock Compensation Plans.

      Foreign Currency Translation. For all foreign operations, the functional currency is the local currency. In accordance with SFAS No. 52, “Foreign Currency Translation”, assets and liabilities of those operations, denominated in foreign currencies, are translated into U.S. dollars using period-end exchange rates, and income and expenses are translated using the average exchange rates for the reporting period. Gains or losses resulting from foreign currency transactions are included in results of operations. In accordance with SFAS No. 130, “Reporting Comprehensive Income”, translation adjustments are recorded as a separate component of stockholders’ equity (deficit) in other comprehensive income. For the 27 days ended December 31, 2003, the foreign currency translation amount was $0.3 million.

      Investment in Equity Investees. During 2000, GNCI made an investment of $1.0 million in a vitamin company. GNCI made additional advances of $8.0 million to this company during 2000 and 2001. These advances were comprised of $5.5 million in investments (see Note 6 Other Long-Term Assets) and $3.5 million in accounts receivable. Due to subsequent changes in facts and circumstances, the Company assessed the realizability of this investment and established a reserve for the entire amount of the investment and advances in 2002. As of the Acquisition on December 5, 2003, no value was attributed to this investment.

      Comprehensive Income. Comprehensive Income is composed of net income, adjusted for changes in other comprehensive income items such as foreign currency translation adjustments and unrealized gains or losses in certain investments in debt and equity securities. In accordance with SFAS No. 130, “Reporting Comprehensive Income”, the Company has identified and reported comprehensive income in the Consolidated Statement of Stockholders’ (Deficit) Equity and in a separate note. See Note 11 Other Comprehensive Income.

      New Accounting Pronouncements. In December 2003, the FASB revised SFAS No. 132. The revised standards relate to additional disclosures about pension plans and other postretirement benefit plans. GNCI had previously adopted the disclosure requirements of SFAS No. 132. The adoption of this revised standard did not have a material impact on the Company’s consolidated financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It is effective for reporting years beginning after June 15, 2002. The adoption of this standard did not have a material impact on its consolidated financial position or results of operations. As the operation of the Company’s manufacturing facility and distribution centers constitute a material portion of the Company’s business, other obligations may arise in the future. Since these operations have indeterminate lives, an asset retirement obligation cannot be reasonably estimated.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Therefore, any additional liabilities associated with potential obligations cannot be estimated and thus, have not been accrued for in the accompanying financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. It is effective for transactions after December 31, 2002. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation clarifies existing guidance relating to a guarantor’s accounting for and disclosure of, the issuance of certain types of guarantees. FIN No. 45 requires that, upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. FIN No. 45 is effective on a prospective basis for guarantees issued or modified after December 31, 2002, except for the disclosure provisions which were adopted by the Company for the year ended December 31, 2002. The adoption of the remaining provisions of FIN No. 45 did not have a material impact on the Company’s consolidated financial position or results of operations.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”. This interpretation addresses the consolidation of variable interest entities (“VIEs”) and its intent is to achieve greater consistency and comparability of reporting between business enterprises. It defines the characteristics of a business enterprise that qualifies as a primary beneficiary of a variable interest entity. In December 2003, the FASB issued a modification to FIN 46, titled FIN 46R. FIN 46R delayed the effective date for certain entities and also provided technical clarifications related to implementation issues. In summary, a primary beneficiary is a business enterprise that is subject to the majority of the risk of loss from the VIE, entitled to receive a majority of the VIE’s residual returns, or both. The implementation of FIN No. 46 has been deferred for non-public entities. For non-public entities, such as the Company, FIN No. 46 requires immediate application to all VIEs created after December 31, 2003. For all other VIEs, the Company is required to adopt FIN No. 46 by no later than the beginning of the first period beginning after December 15, 2004. FIN No. 46 also requires certain disclosures in financial statements regardless of the date on which the VIE was created if it is reasonably possible that the business enterprise will be required to disclose the activity of the VIE once the interpretation becomes effective. The Company adopted FIN No. 46 on January 1, 2004 and determined that it did not have an impact to its financial statements.

      In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies the accounting for and reporting of derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. SFAS No. 149 is effective for contracts entered into after June 30, 2003. As of December 31, 2003, the Company has not identified any financial instruments that fall within the scope of SFAS No. 149, thus the adoption of SFAS No. 149 does not have a material impact on the accompanying consolidated financial statements or results of operations.

      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement clarifies and defines how certain financial instruments that have both the characteristics of liabilities and equity be accounted for. Many of these instruments that were previously classified as equity will now be recorded as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and must be adopted for

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements issued after June 15, 2003. As of December 31, 2003, the Company has not identified any financial instruments that fall within the scope of SFAS No. 150, thus the adoption of SFAS No. 150 does not have a material impact on the accompanying consolidated financial statements or results of operations.

      In December 2003, the Securities and Exchange Commission issued SAB No. 104 “Revenue Recognition”. This SAB revises or rescinds certain portions of interpretative guidance included in Topic 13 of the codification of staff accounting bulletins. These changes make SAB 104 guidance consistent with current accounting regulations promulgated under U.S. generally accepted accounting principles. As stated in the Revenue Recognition accounting policy, the Company has adopted SAB No. 104 for all periods presented herein. The adoption of SAB No. 104 did not have a material impact on the accompanying consolidated financial statements or results of operations.

Note 1.	Receivables

      Receivables at each respective period consisted of the following:

	Predecessor	Successor

	December 31,	December 31,
	2002	2003

	(In thousands)
Settlement receivable	$134,800	$—
Trade receivables	59,277	77,481
Related party receivables	12,058	—
Contingent purchase price receivable	—	12,711
Other	12,628	5,536
Allowance for doubtful accounts	(10,429)	(7,744)

	$208,334	$87,984

      The settlement receivable was held in escrow for GNCI as of December 31, 2002. The entire balance was received in January 2003. The Contingent purchase price receivable is per the purchase agreement and was settled in 2004. See Note 22 Related Party Transactions.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2.	Inventories

      Inventories at each respective period consisted of the following:

	December 31, 2002

			Net Carrying
	Gross Cost	Reserves	Value

	(In thousands)
Predecessor
Finished product ready for sale	$253,419	$(11,319)	$242,100
Unpackaged bulk product and raw materials	43,225	(3,393)	39,832
Packaging supplies	3,690	—	3,690

	$300,334	$(14,712)	$285,622

	December 31, 2003

			Net Carrying
	Gross Cost	Reserves	Value

Successor
Finished product ready for sale	$235,607	$(15,335)	$220,272
Unpackaged bulk product and raw materials	35,615	(3,539)	32,076
Packaging supplies	3,652	—	3,652

	$274,874	$(18,874)	$256,000

Note 3.	Other Current Assets

      Other current assets at each respective period consisted of the following:

	Predecessor	Successor

	December 31,	December 31,
	2002	2003

	(In thousands)
Current portion of franchise notes receivable	$9,200	$7,635
Less: allowance for doubtful accounts	(734)	(971)
Prepaid rent	11,774	11,525
Other current assets	6,586	15,318

	$26,826	$33,507

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Property, plant and equipment

      Property, plant and equipment at each respective period consisted of the following:

	Predecessor	Successor

	December 31,	December 31,
	2002	2003

	(In thousands)
Land, buildings and improvements	$80,010	$59,655
Machinery and equipment	114,117	57,110
Leasehold improvements	77,876	35,560
Furniture and fixtures	94,373	39,990
Software	21,154	8,964
Construction in progress	2,816	1,951

Total property, plant and equipment	$390,346	$203,230
Less: accumulated depreciation	(105,708)	(1,950)

Net property, plant and equipment	$284,638	$201,280

      General Nutrition Incorporated, a subsidiary of the Company, is a 50% limited partner in a partnership that owns and manages the building that houses the Company’s corporate headquarters. The Company occupies the majority of the available lease space of the building. The general partner is responsible for the operation and management of the property and reports the results of the partnership to the Company. The Company has consolidated the limited partnership, net of elimination adjustments, in the accompanying financial statements. No minority interest has been reflected in the accompanying financial statements as the partnership has sustained cumulative net losses from inception through December 31, 2003.

Note 5.	Goodwill and Intangible Assets

      As described in the Summary of Significant Accounting Policies, Goodwill and Intangible Assets, GNCI adopted SFAS No. 142 on January 1, 2002. As a result, for subsequent periods including the Successor period, the Company no longer amortizes goodwill and brands. SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. To accomplish this, GNCI identified its reporting units and their respective carrying values based on the carrying value of the assets and liabilities underlying each. The Company consulted with an independent appraisal firm and determined the fair value of each reporting unit and compared these values to the carrying value. The fair value of each reporting unit was estimated by discounting its projected future cash flows at an appropriately determined discount rate for GNCI. The carrying amount of each reporting unit exceeded its fair value upon adoption of the new standard, thus indicating a transitional impairment charge was necessary. The transitional impairment resulted from several factors including the declining performance of GNCI and the overall industry, increased competition and diminished contract manufacturing growth. Therefore, upon adoption of SFAS No. 142, GNCI recorded a one-time, non-cash charge of $1.06 billion (pre-tax) to reduce the carrying amount of goodwill and other intangibles to their implied fair value. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying financial statements.

      During 2002, deterioration in market conditions and financial results caused further decrease in expectations regarding growth and profitability. As of December 31, 2002, GNCI recorded an additional impairment charge of $222.0 million (pre-tax) for goodwill and other intangibles in accordance with SFAS No. 142.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2003, increased competition from the mass market, negative publicity by the media on certain supplements, and increasing pressure from the Federal Trade Commission on the industry as a whole caused a further decrease in expectations regarding growth and profitability. Accordingly, management initiated an evaluation of the carrying value of its long-lived intangible assets. As a result of valuations performed by an independent appraisal specialist, as of September 30, 2003, GNCI recorded an additional impairment charge of $709.4 million (pre-tax) for goodwill and other intangibles in accordance with SFAS No. 142.

      As stated in the Summary of Significant Accounting Policies, Acquisition of the Company section, fair value adjustments were made to the Company’s Successor financial statements as of December 5, 2003. The following table summarizes the Company’s goodwill activity, including the changes in the net book value of Goodwill arising from the Acquisition:

			Manufacturing/
	Retail	Franchising	Wholesale	Total

	(In thousands)
Predecessor
Balance at January 1, 2002	$387,775	$483,709	$138,202	$1,009,686

Impairment recognized upon adoption of SFAS No. 142	(265,180)	(252,803)	(134,582)	(652,565)
Additional impairment recognized during 2002	(90,000)	(20,000)	—	(110,000)
Goodwill recorded related to franchisee store purchases	1,717	—	—	1,717

Balance at December 31, 2002	34,312	210,906	3,620	248,838

Additional impairment recognized during 2003	(34,312)	(199,435)	(3,620)	(237,367)
Goodwill recorded related to franchisee store purchases	914	—	—	914

Balance at December 4, 2003	$914	$11,471	$—	$12,385

Successor
Balance at December 5, 2003	$19,086	$63,563	$440	$83,089

Balance at December 31, 2003	$19,086	$63,563	$440	$83,089

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Brand intangibles were previously amortized over 40 years. Upon the adoption of SFAS No. 142 on January 1, 2002, brands were assigned an indefinite life and are no longer subject to amortization. Intangible assets other than goodwill consisted of the following at each respective period. Differences in the cost basis of the intangibles between periods were primarily a result of impairment charges as previously discussed.

		Retail	Franchise	Operating
	Gold Card	Brand	Brand	Agreements	Other	Total

	(in thousands)
Predecessor
Balance at January 1, 2002	$2,725	$740,801	$449,494	$75,632	$3,648	$1,272,300

Franchise impairment recognized upon adoption of SFAS No. 142	—	—	(121,494)	—	—	(121,494)
Retail impairment recognized upon adoption of SFAS No. 142	—	(290,801)	—	—	—	(290,801)
Amortization expense	(2,725)	—	—	(7,411)	(1,400)	(11,536)
Additional franchise impairment recognized during 2002	—	—	(22,000)	—	—	(22,000)
Additional retail impairment recognized during 2002	—	(90,000)	—	—	—	(90,000)

Balance at December 31, 2002	$—	$360,000	$306,000	$68,221	$2,248	$736,469

Amortization expense	—	—	—	(6,873)	(1,298)	(8,171)
Additional franchise impairment recognized during 2003	—	—	(149,000)	—	—	(149,000)
Additional retail impairment recognized during 2003	—	(323,000)	—	—	—	(323,000)

Balance at December 4, 2003	$—	$37,000	$157,000	$61,348	$950	$256,298

Successor
Balance at December 5, 2003	$2,570	$49,000	$163,000	$30,400	$—	$244,970
Amortization expense	(85)	—	—	(218)		(303)

Balance at December 31, 2003	$2,485	$49,000	$163,000	$30,182	$—	$244,667

      As stated in the Summary of Significant Accounting Policies, Acquisition of the Company section, utilizing an independent appraisal specialist, fair value adjustments were made to the Company’s financial statements as of December 5, 2003. In connection with the acquisition, fair values were assigned to various other intangible assets. The Company’s brands were assigned a fair value representing the longevity of the Company name and general recognition of the product lines. The Gold Card program was assigned a fair value representing the underlying customer listing, for both the Retail and Franchise segments. The retail agreements were assigned a fair value reflecting the opportunity to expand the Company stores within a major

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

drug store chain and on military facilities. A fair value was assigned to the agreements with the Company’s franchisees, both domestic and international, to operate stores for a contractual period. Fair values were assigned to the Company’s manufacturing and wholesale segments for production and continued sales to certain customers.

      The following table reflects the gross carrying amount and accumulated amortization for each major intangible asset:

	December 31, 2002		December 31, 2003

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

	(In thousands)
Brands — retail	$407,170	$(47,170)	$49,000	$—
Brands — franchise	334,622	(28,622)	163,000	—
Gold card — retail	12,500	(12,500)	2,230	(61)
Gold card — franchise	10,000	(10,000)	340	(24)
Retail agreements	17,700	(5,929)	8,500	(88)
Franchise agreements	51,000	(10,008)	21,900	(130)
Manufacturing/ wholesale agreements	26,700	(11,242)	—	—
Other	7,000	(4,752)	—	—

	$866,692	$(130,223)	$244,970	$(303)

      The following table represents future estimated amortization expense of intangible assets with definite lives:

Estimated
Amortization
Years Ending December 31,	Expense

(In thousands)
2004	$4,014
2005	3,843
2006	3,457
2007	2,943
Thereafter	18,410

Total	$32,667

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Prior to the adoption of SFAS No. 142, GNCI amortized goodwill over periods not exceeding 40 years. The following table outlines the impact of SFAS No. 142 on the reported net (loss) income as a result of the non-amortization of goodwill beginning on January 1, 2002:

	Predecessor
				Successor

	Twelve Months Ended			27 Days
	December 31,		Period Ended	Ended
			December 4,	December 31,
	2001	2002	2003	2003

	(In thousands)
(Loss) income before cumulative effect of accounting change	$(55,859)	$(71,236)	$(584,921)	$354
Add back brand amortization	31,652	—	—	—
Add back goodwill amortization	26,508	—	—	—

Adjusted income (loss) before cumulative effect of accounting change (net of tax)	2,301	(71,236)	(584,921)	354
Loss from cumulative effect of accounting change (net of tax)	—	(889,621)	—	—

Adjusted net income (loss)	$2,301	$(960,857)	$(584,921)	$354

Note 6.	Other Long-Term Assets

      Other assets at each respective period consisted of the following:

	Predecessor	Successor

	December 31,	December 31,
	2002	2003

	(In thousands)
Long-term franchise notes receivable	$25,921	$30,078
Investment in and advances to equity investees	5,480	—
Long-term deposit	269	9,070
Other	3,386	1,287
Allowance for doubtful accounts	(6,529)	(6,275)

	$28,527	$34,160

      Included in investments in and advances to equity investees is a note receivable resulting from an investment in a vitamin company. GNCI had previously provided an allowance for the remaining balance of this receivable. GNCI made total investments and advances to the equity investee of $5.5 million; $2.0 million in 2000 and $3.5 million in 2001, which was fully reserved in 2002. As of December 5, 2003, no value was attributed to this investment. The Company had outstanding receivable balances of $4.3 and $4.0 million as of December 31, 2003 and December 31, 2002 which have also been fully reserved at each respective period. Included in long term deposits at December 31, 2003 are $4.4 million in cash collateralized letters of credit deposits, $4.0 million in cash collateral insurance deposits, and $0.6 million in other deposits.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Annual maturities of the Company’s long-term financing receivables at December 31, 2003 are as follows:

Year Ending	Receivables

(In thousands)
2004	$7,635
2005	6,798
2006	6,333
2007	5,952
2008 and thereafter	10,995

Total	$37,713

Note 7.	Accounts Payable

      Accounts payable at each respective period consisted of the following:

	Predecessor	Successor

	December 31,	December 31,
	2002	2003

	(In thousands)
Trade payables	$37,109	$86,528
Cash overdrafts	842	1,735

Total	$37,951	$88,263

      As of December 31, 2003, the Related party payable was settled in full in conjunction with the Acquisition. See Note 22 Related Party Transactions.

Note 8.	Other Current Liabilities

      Other current liabilities at each respective period consisted of the following:

	Predecessor	Successor

	December 31,	December 31,
	2002	2003

	(In thousands)
Deferred revenue	$29,354	$31,077
Accrued occupancy	4,415	4,352
Accrued acquisition costs	—	7,750
Accrued store closing costs	—	7,600
Other current liabilities	38,696	48,623

Total	$72,465	$99,402

      Deferred revenue consists primarily of Gold Card and gift card deferrals. In conjunction with the Acquisition, the Company recorded a liability related to a store closure program. This liability includes costs associated with terminating leases for stores identified with this program. As of December 31, 2003 the balance of $7.6 million represents termination costs associated with stores scheduled to be closed in 2004.

Note 9.	Long-Term Debt

      In connection with the Acquisition, the Company’s immediate subsidiary, Centers, entered into a new senior credit facility with a syndicate of lenders. The Company has guaranteed Centers’ obligations under the

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

senior credit facility. The senior credit facility consists of a $285.0 million term loan facility and a $75.0 million revolving credit facility. The revolving credit facility allows for $50.0 million to be used as collateral for outstanding letters of credit, of which $1.0 million was used at December 31, 2003 leaving $74.0 million of this facility available for borrowing at that date. The senior credit facility is payable quarterly in arrears and at December 31, 2003, carried an average interest rate of 4.4%. All borrowings under the senior credit facility bear interest at a rate per annum equal to either (a) the greater of the prime rate as quoted on the British Banking Association Telerate, and the federal funds effective rate plus one half percent per annum, plus in each case, additional margins of 2.0% per annum for both the term loan facility and the revolving credit facility, or (b) the Eurodollar rate plus additional margins of 3.0% per annum for both the term loan facility and the revolving credit facility. In addition to paying the above stated interest rates, Centers is also required to pay a commitment fee relating to the unused portion of the revolving credit facility at a rate of 0.5% per annum. The senior credit facility matures on December 5, 2009 and permits Centers to prepay a portion or all of the outstanding balance without incurring penalties. The revolving credit facility matures on December 5, 2008. The senior credit facility payment maturity schedule is structured so that minimal payments are made quarterly for the first five years and a balloon payment is scheduled to be paid in the final year. (refer to the maturity schedule following). In general, the senior credit facility requires that certain net proceeds related to the sale of assets, insurance reimbursements, other proceeds and excess cash flow be used to pay down the outstanding balance. The senior credit facility contains normal and customary covenants including financial tests, (including maximum total leverage, minimum fixed charge coverage ratio and maximum capital expenditures) and certain other limitations such as Centers’ ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make optional payments or modifications of other debt instruments, and pay dividends or other payments on capital stock. The senior credit facility also contains covenants requiring Centers and the Company to submit to each agent and lender certain audited financial reports within 90 days of each fiscal year end and certain unaudited statements within 45 days after the end of each quarter. The Company is also required to submit to the Administrative Agent monthly management sales and revenue reports. Also, the Company is required to submit to the Trustee certain Compliance Certificates within 120 days of the fiscal year end. The Company believes that at December 31, 2003, it had complied with its all covenant reporting and compliance requirements in all material respects.

      In conjunction with the Acquisition, Centers issued $215.0 million of 8 1/2% senior subordinated notes. The senior subordinated notes mature on December 1, 2010, and bear interest at the rate of 8 1/2% per annum, which is payable semi-annually in arrears on June 1 and December 1 of each year, beginning with the first payment due on June 1, 2004. Prior to December 1, 2006 the Company may redeem up to 35% of the aggregate principal amount at a redemption price of 108.50% of the principal amount, plus any accrued and unpaid interest. The Company may also redeem all or part of the senior subordinated notes on or after December 1, 2007 according to the following redemption table, which includes the principal amount plus accrued and unpaid interest:

Redemption
Period	Price

2007	104.250%
2008	102.125%
2009 and after	100.000%

      The senior subordinated notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company’s domestic subsidiaries and rank secondary to the Company’s senior credit facility. The senior subordinated notes contain customary covenants including certain limitations and restrictions on the Company’s ability to incur additional indebtedness beyond certain levels, dispose of assets, grant liens on assets, make investments, acquisitions or mergers, and declare or pay dividends. The

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

senior subordinated notes also contain covenants requiring the Company to submit to the Trustee or holders of the notes certain financial reports that would be required to be filed with the Securities and Exchange Commission. Also, the Company is required to submit to the Trustee certain Compliance Certificates within 120 days of the fiscal year end.

      To fund part of the Acquisition, Centers borrowed the entire $285 million under the term loan facility. This indebtedness has been guaranteed by the Company and its domestic subsidiaries. In addition, the senior credit facility is secured by first priority perfected security interests in primarily all of Centers’ assets and also the assets of the subsidiary guarantors, except that the capital stock of the first-tier foreign subsidiaries is secured only up to 65%. None of the $75.0 million revolving credit facility was utilized in the Acquisition.

      Long-term debt at each respective period consisted of the following:

	Predecessor	Successor

	December 31,	December 31,
	2002	2003
(In thousands)
Mortgage	$15,067	$14,160
Capital leases	11	44
Senior credit facility	—	285,000
Related party term loan	1,825,000	—
Senior subordinated notes	—	215,000
Less: current maturities	(175,906)	(3,830)

Total	$1,664,172	$510,374

      At December 31, 2003, the Company’s total long-term debt principal maturities are as follows:

	Mortgage	Senior	Senior
	Loan/Capital	Credit	Subordinated
	Leases	Facility	Notes	Total

	(In thousands)
2004	$980	$2,850	$—	$3,830
2005	1,041	2,850	—	3,891
2006	1,115	2,850	—	3,965
2007	1,195	2,850	—	4,045
2008	1,281	2,850	—	4,131
2009 and after	8,592	270,750	215,000	494,342

	$14,204	$285,000	$215,000	$514,204

      Prior to 1999, GNCI moved its corporate offices into a new building and financed the move with its internal cash and a credit facility. Subsequent to the move, in May of 1999, GNCI secured a mortgage through the 50% owned partnership that owns and manages the building. The original principal amount was $17.9 million, which carries a fixed annual interest rate of 6.95%, with principal and interest payable monthly over a period of 15 years. In conjunction with the Acquisition, the Company assumed the outstanding balance of this mortgage as part of the purchase price. The outstanding balance as of December 31, 2003 was $14.2 million.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s net interest expense for each respective period is as follows:

	Predecessor			Successor

	Twelve Months Ended		Period Ended	27 Days Ended
	December 31,		December 4,	December 31,

	2001	2002	2003	2003

	(In thousands)
Composition of interest expense:
Interest on mortgage	$1,136	$1,078	$972	$72
Interest on senior credit facility	—	—	—	1,111
Interest on senior subordinated notes	—	—	—	1,371
Interest on related party term loan	140,625	136,875	121,542	—
Deferred financing fees	—	—	—	224
Interest income — other	(1,831)	(1,600)	(1,389)	(5)

Interest expense, net	$139,930	$136,353	$121,125	$2,773

Predecessor Debt

      In connection with GNCI’s acquisition by Numico in August 1999, GNCI’s immediate parent, Nutricia, formerly Numico U.S. L.P., (“the borrower”) entered into a Loan Agreement with an affiliated financing company of Numico, Nutricia International B.V. (“the lender”). The loan agreement provided that the lender make available to the borrower a term loan in a principal amount totaling $1.9 billion. The loan term was 10 years and was scheduled to mature on August 10, 2009. Interest accrued at a rate of 7.5% per annum, with interest payable semi-annually and principal payable annually in arrears. This loan was settled in full upon the Acquisition.

      GNCI was not a party to the Loan Agreement and had no assets collateralized by the agreement. GNCI was, however, a guarantor of the loan between Nutricia and the lender. GNCI had historically made both principal and interest payments indirectly to Numico through payments to Nutricia. Nutricia is a holding company with no operational sources of cash. Accordingly, the debt was pushed down to GNCI and was reflected as if GNCI had directly entered into the external loan agreement since inception.

      The Loan Agreement contained both affirmative and negative covenants related to Nutricia as the borrower requiring, among other items, minimum net worth and maximum leverage ratio. Nutricia had not been in compliance with these covenants. Additionally, Nutricia had failed to make a portion of the principal payments as scheduled, thus creating an event of default under the terms of the agreement. The lender had provided waivers for all events of default, had not required any acceleration of payment obligations and had waived all covenant requirements for the remaining term of the loan agreement. Additionally, GNCI’s ultimate parent, Numico, had provided a letter of support indicating its intention to fund GNCI’s operating cash flow needs, if required. In January 2003, GNCI remitted the $75.0 million principal payment that was due December 31, 2002 on behalf of Nutricia. As a result of the Acquisition on December 5, 2003, these amounts were settled in full.

Letters Of Credit

      The Company issues letters of credit as a guarantee of payment to third party vendors in accordance with specified terms and conditions. It also issues letters of credit for various insurance contracts. From June 2001 to June 2003, GNCI funded these letters of credit through a $15.0 million facility with a local lender. Beginning in June, 2003, all letters of credit facilities were collateralized via a long term cash deposit account in GNCI’s name with the same local lender referred to above. At December 31, 2003 and 2002, the

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding balance under the letter of credit facility was $4.4 million. As of December 31, 2003, the Company may utilize up to $50.0 million of the $75.0 million revolving credit facility to secure letters of credit. The Company pays interest based on the aggregate available amount of the credit facility at a per annum rate equal to the applicable margin in effect with respect to the Eurodollar loan rate. As of December 31, 2003, this rate was 0.5%. The Company also pays an additional interest rate of  1/4 of 1% per annum on all outstanding letters of credit issued. As of December 31, 2003, $1.0 million of the revolving credit facility was utilized to secure letters of credit.

Note 10.	Retention and Severance

      During the year ended December 31, 2002, GNCI incurred a general reduction in force, primarily at the corporate headquarters. Severance costs associated with this reduction were $4.3 million and are reflected in compensation and related benefits in the accompanying financial statements. In 2003, GNCI incurred $10.4 million in retention and severance costs primarily related to employees at the corporate headquarters. At December 4, 2003, the Company recorded $8.7 million of retention payments for maintaining key management personnel related to the Acquisition. The remaining $1.7 million resulted from corporate employees terminated in 2003. Of this amount, $2.2 million was remaining as a liability as of December 31, 2003. These costs are reflected in compensation and related benefits in the accompanying financial statements. In conjunction with the Acquisition, certain management of the company were granted change in control payments.

      The first 50% of the change in control bonus related to benefits earned as of the transaction closing date. These costs were accrued and expensed by the Company as of December 4, 2003. The liability is included as a component of accrued payroll and related liabilities and the expense is included in compensation and related benefits. The remaining 50% of the change in control bonus required employees to continue their employment for six months following the Acquisition. These costs are recognized as expense ratably over the six-month period of employment. In addition, the Company has recorded a receivable from Numico for the funding of these payments, which were accounted for as contingently returnable consideration that would adjust the original purchase price. This receivable from Numico is included in accounts receivable. Please refer to Note 2. The liability and corresponding receivable will be settled upon the receipt of cash from Numico and subsequent payment to key management personnel. This arrangement was not a material factor in determining the purchase price for the Acquisition.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Change in Control/
	Retention	Severance	Total

Predecessor
Balance at January 1, 2002	$—	$1,530	$1,530
Severance accruals	—	4,274	4,274
Severance payments	—	(3,386)	(3,386)

Balance at December 31, 2002	$—	$2,418	$2,418
Severance accruals	—	1,713	1,713
Severance payments	—	(3,207)	(3,207)
Change in control/retention accrual	8,673	—	8,673

Balance at December 4, 2003	$8,673	$924	$9,597

Successor
Severance accruals	$—	$1,400	$1,400
Change in control accrual	563	—	563
Severance payments	—	(126)	(126)

Balance at December 31, 2003	$9,236	$2,198	$11,434

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Other Comprehensive Income

      The accumulated balances of other comprehensive income and their related tax effects included as part of the consolidated financial statements are as follows:

			Tax Benefit	Net Other Comprehensive
	Before Tax Amount		(Expense)	Income (Loss)

		Unrealized	Unrealized		Unrealized
	Foreign	Gain/(Loss)	Gain/(Loss)	Foreign	Gain/(Loss)
	Currency	On	On	Currency	On
	Translation	Securities	Securities	Translation	Securities	Total

Predecessor
Balance at January 1, 2001	$(1,368)	$—	$—	$(1,368)	$—	$(1,368)
Foreign currency translation adjustment	(400)	—	—	(400)	—	(400)
Unrealized appreciation (depreciation) in marketable equity securities, net of tax	—	3,300	(1,155)	—	2,145	2,145

Balance at December 31, 2001	$(1,768)	$3,300	$(1,155)	$(1,768)	$2,145	$377
Foreign currency translation adjustment	292	—	—	292	—	292
Unrealized appreciation in marketable equity securities, net of tax	—	1,743	(610)	—	1,133	1,133

Amounts reclassified to income, net of tax	—	(5,043)	1,765	—	(3,278)	(3,278)
Balance at December 31, 2002	$(1,476)	$—	$—	$(1,476)	$—	$(1,476)
Foreign currency translation adjustment	1,603	—	—	1,603	—	1,603

Balance at December 4, 2003	$127	$—	$—	$127	$—	$127

Successor
Foreign currency translation adjustment	$302	$—	$—	$302	$—	$302

Balance at December 31, 2003	$302	$—	$—	$302	$—	$302

Note 12.	Supplemental Cash Flow Information

      GNCI remitted cash payments for federal and state income taxes of $2.5, $30.7 and $15.6 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. These payments were made to Nutricia in accordance with the informal tax sharing agreement between GNCI and Nutricia. See Income Taxes in the Summary of Significant Accounting Policies section. The Company remitted no tax payments for the 27 days ended December 31, 2003.

      The Company remitted cash payments for interest expense related to the senior credit facility of $0.7 million for the 27 days ended December 31, 2003. GNCI remitted cash payments to Numico for interest expense of $122.5, $138.0 and $145.6 million, primarily related to the push down debt from Numico, for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. GNCI converted $4.3 million of accounts receivable to long-term notes receivable in 2003.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Following is a reconciliation of the net cash purchase price of the Acquisition and the adjusted purchase price based on the purchase agreement.

(In thousands)
Purchase Price Reconciliation:
Cash paid at acquisition	$738,117
Accrued acquisition costs	7,750
Contingent purchase price receivable	(12,711)

Adjusted net purchase price	$733,156

Fair value of assets acquired	$1,022,705
Less liabilities	(245,205)

Cash paid	777,500
Less acquisition fees	(19,633)
Less cash acquired	(19,750)

Net cash paid	$738,117

Note 13.	Retirement Plans

      The Company sponsors a 401(k) defined contribution savings plan covering substantially all employees. Full time employees who have completed 30 days of service and part time employees who have completed 1,000 hours of service are eligible to participate in the plan. The plan provides for employee contributions of 1% to 20% of individual compensation into deferred savings, subject to IRS limitations. The plan provides for Company contributions of 100% of the first 3% of participant’s contributions, upon the employee meeting the eligibility requirements. The contribution match was temporarily suspended as of June 30, 2003.

      An employee becomes vested in the Company match portion as follows:

Percent
Years of Service	Vested

0-1	0%
1-2	33%
2-3	66%
3+	100%

      GNCI made cash contributions of $1.1, $2.2 and $2.4 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. Since the match was suspended, the Company made no cash contributions to the plan for the 27 days ended December 31, 2003.

      The Company has a non-qualified Executive Retirement Arrangement Plan that covers key employees. Under the provisions of this plan, certain eligible key employees are granted cash compensation, which in the aggregate was not significant for any year presented.

      The Company has a non-qualified Deferred Compensation Plan that provides benefits payable to certain qualified key employees upon their retirement or their designated beneficiaries upon death. The Plan allows participants the opportunity to defer pretax amounts ranging from 2% to 100% of their base compensation plus bonuses. The plan is funded entirely by elective contributions made by the participants. The Company has elected to finance any potential plan benefit obligations using corporate owned life insurance policies. As of December 31, 2003, plan assets exceed liabilities.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14.	Franchise Revenue

      The Company enters into franchise agreements with initial terms of ten years. The Company charges franchisees three types of flat fees associated with stores: initial, transfer and renewal. The initial franchise fee is payable prior to the franchise store opening as consideration for the initial franchise rights and services performed by the Company. Transfer fees are paid as consideration for the same rights and services as the initial fee and occur when a former franchisee transfers ownership of the franchise location to a new franchisee. This is typically a reduced fee compared to the initial franchise fee. The renewal franchise fee is charged to existing franchisees upon renewal of the franchise contract. This fee is similar to, but typically less than the initial fee.

      Once the franchised store is opened, transferred or renewed, the Company has no further obligations under these fees to the franchisee. Therefore, all initial, transfer and renewal franchise fee revenue is recognized in the period in which a franchise store is opened, transferred or date the contract period is renewed. GNCI recorded initial franchise fees of $3.0, $3.2 and $5.1 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. The Company recorded $0.3 million in franchise fees for the 27 days ended December 31, 2003. The following is a summary of our franchise revenue by type:

	Predecessor			Successor

	Twelve Months	Twelve Months
	Ended	Ended	Period Ended	27 Days Ended
	December 31,	December 31,	December 4,	December 31,
	2001	2002	2003	2003

(in millions)
Product sales	$230.5	$214.0	$194.1	$11.6
Royalties	32.3	31.9	31.0	1.9
Franchise fees	5.5	4.0	4.4	0.4
Other	4.8	6.2	11.8	0.3

Total franchise revenue	$273.1	$256.1	$241.3	$14.2

Note 15.	Financial Instruments

      At December 31, 2003 and 2002, the Company’s financial instruments consisted of cash and cash equivalents, receivables, franchise notes receivable, accounts payable, certain accrued liabilities and long-term debt. The carrying amount of cash and cash equivalents, receivables, accounts payable and the accrued liabilities approximates their fair value because of the short maturity of these instruments. Based on the interest rates currently available and their underlying risk, the carrying value of the franchise notes receivable approximates their fair value. These fair values are reflected net of reserves, which are recorded according to Company policy. The carrying amount of the senior credit facility, senior subordinated notes, and mortgage is considered to approximate fair value since it carries an interest rate that is currently available to the Company for issuance of debt with similar terms and remaining maturities. The Numico related party debt was borrowed at rates and terms that are not the same as those rates and terms that would result from similar transactions with unrelated parties. Accordingly, it was not practical for GNCI to estimate the fair value of the related party notes payable as of December 31, 2002. The Company determined the estimated fair values by using currently available market information and estimates and assumptions where appropriate. Accordingly, as considerable judgment is required to determine these estimates, changes in the assumptions or

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

methodologies may have an effect on these estimates. The actual and estimated fair values of the Company’s financial instruments are as follows:

	Predecessor		Successor

	December 31, 2002		December 31, 2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

(in thousands)
Cash and cash equivalents	$38,765	$38,765	$33,176	$33,176
Receivables	208,334	208,334	87,984	87,984
Long term franchise notes receivable	19,392	19,392	23,803	23,803
Accounts payable	121,992	121,992	88,263	88,263
Long term debt	15,078	15,078	514,204	514,204
Numico related party debt, not practicable to estimate fair value	1,825,000	—	—	—

Note 16.	Long-Term Lease Obligations

      The Company enters into operating leases covering its retail store locations. The Company is the primary lessor of the majority of all leased retail store locations and sublets the locations to individual franchisees. The leases generally provide for an initial term of between five and ten years, and may include renewal options for varying terms thereafter. The leases require minimum monthly rental payments and a pro rata share of landlord allocated common operating expenses. Most retail leases also require additional rentals based on a percentage of sales in excess of specified levels (“Percent Rent”). According to the individual lease specifications, real estate taxes, insurance and other related costs may be included in the rental payment or charged in addition to rent. Other lease expenses relate to and include transportation equipment, data processing equipment and distribution facilities.

      As the Company is the primary lessee for franchise store locations, it is ultimately liable for the lease payments to the landlord. The Company makes the payments to the landlord directly, and then bills the franchisee for reimbursement of this cost. If a franchisee defaults on its sub-lease and its sub-lease is terminated, the Company has in the past converted, and expects in the future to, convert any such franchise store into a corporate store and fulfill the remaining lease obligation.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The composition of the Company’s rental expense for all periods presented included the following components:

	Predecessor			Successor

	Twelve Months		Period Ended	27 Days Ended
	Ended December 31,		December 4,	December 31,
	2001	2002	2003	2003

	(In thousands)
Retail stores:
Rent on long-term operating leases, net of sublease income	$97,385	$101,261	$89,672	$7,104
Landlord related taxes	13,767	14,311	13,927	1,065
Common operating expenses	26,231	27,626	27,443	1,920
Percent rent	10,143	8,696	7,751	507

	147,526	151,894	138,793	10,596
Truck fleet	4,935	5,475	5,451	366
Other	10,129	10,022	10,602	595

	$162,590	$167,391	$154,846	$11,557

      Minimum future obligations for non-cancelable operating leases with initial or remaining terms of at least one year in effect at December 31, 2003 are as follows:

	Company	Franchise
	Retail	Retail		Sublease
	Stores	Stores	Other	Income	Consolidated

	(In thousands)
2004	$91,691	$35,664	$7,510	$(35,664)	$99,201
2005	75,096	30,716	5,175	(30,716)	80,271
2006	61,065	23,938	2,428	(23,938)	63,493
2007	46,247	16,333	1,759	(16,333)	48,006
2008	31,880	9,348	1,270	(9,348)	33,150
Thereafter	48,704	5,605	175	(5,605)	48,879

	$354,683	$121,604	$18,317	$(121,604)	$373,000

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17.	Income Tax (Expense)/Benefits

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

      Significant components of the Company’s deferred tax assets and liabilities at each respective period consisted of the following:

	Predecessor	Successor

	December 31,	December 31,
	2002	2003
(In thousands)
Deferred tax:
Current assets/ liabilities:
Operating reserves	$3,504	$—
Inventory capitalization	2,463	4,603
Deferred revenue	7,977	11,343
Interest	34,841	—
Other	6,347	—
Valuation allowance	(34,841)	—

Total current	$20,291	$15,946

Non-current assets/liabilities:
Intangibles	$(252,701)	$(475)
Inventory capitalization	—	—
Stock based compensation	11,051	—
Fixed assets	(9,611)	11,629
Other	—	4,135

Total non-current	$(251,261)	$15,289

Total net deferred taxes	$(230,970)	$31,235

      At December 31, 2002, the valuation allowance relates to tax assets that were associated with the interest expense on the related party push down debt that was only deductible in future years upon generation of sufficient taxable income. As of December 31, 2002, GNCI believed, based on available evidence, that it was more likely than not, that future taxable income would not be sufficient to utilize these carryforwards, and the net deferred tax asset related to the debt would not be fully realizable. As discussed in Note 9 Long-Term Debt, debt had been pushed down to GNCI from Nutricia as of December 31, 2002. This deferred tax asset relates to interest deductions recorded by GNCI, but was a tax attribute of Nutricia. As a result of the acquisition, Numico has retained certain tax obligations. As of December 31, 2003, the Company believes, based on current available evidence, that it is more likely than not, that future taxable income will be sufficient to utilize the net deferred tax assets which have been adjusted to reflect the new basis of accounting for both book and tax basis.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income tax (expense)/ benefits for all periods consisted of the following components:

	Predecessor			Successor

	Twelve Months
	Ended		Period	27 Days
	December 31,		Ended	Ended
			December 4,	December 31,
	2001	2002	2003	2003

Current:
Federal	$8,834	$43,637	$22,145	$420
State	1,536	2,267	1,006	18

	10,370	45,904	23,151	438
Deferred:
Federal	(32,060)	(40,856)	(218,770)	(202)
State	(1,936)	(4,052)	(12,904)	(8)

	(33,996)	(44,908)	(231,674)	(210)
Valuation allowance	9,527	—	34,045	—

Total	$(14,099)	$996	$(174,478)	$228

      The following table summarizes the differences between the Company’s effective tax rate for financial reporting purposes and the federal statutory tax rate.

	Predecessor			Successor

	Twelve Months
	Ended		Period	27 Days
	December 31,		Ended	Ended
			December 4,	December 31,
	2001	2002	2003	2003

Percent of pretax earnings:
Statutory federal tax rate	35.0%	35.0%	35.0%	35.0%
Increase/(decrease):
Goodwill Percent of amortization, impairment	(4.6)%	(37.6)%	(9.6)%	0.0%
State income tax, net of federal tax benefit	1.0%	0.8%	0.5%	0.6%
Other	2.4%	0.4%	1.6%	3.6%
Valuation allowance	(13.6)%	0.0%	(4.5)%	0.0%

Effective income tax rate	20.2%	(1.4)%	23.0%	39.2%

Note 18.	Commitments and Contingencies

Litigation

      The Company is engaged in various legal actions, claims and proceedings arising out of the normal course of business. Potential exposures resulting from the Company’s business activities include breach of contracts, product liabilities, intellectual property and employment-related matters. As is inherent with such actions, an estimation of any possible and or ultimate liability cannot be determined at the present time. The Company is currently of the opinion that the amount of any potential liability resulting from these actions, when taking into consideration the Company’s general and product liability coverage, as a named insured of Numico, will not have a material adverse impact on its financial position, results of operations or liquidity.

      The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that, among other things, the use of its

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

products results in injury. To summarize the product liability coverage as of December 31, 2003, the Company, has a deductible/retention of $1.0 million per claim and a $10.0 million aggregate cap on the retained losses, followed by primary products liability coverage and an additional umbrella liability insurance coverage. There can be no assurances that such insurance will continue to be available at a reasonable cost, or if available will be adequate to cover liabilities.

      As part of the purchase agreement between the Company and Numico, Numico has agreed to indemnify the Company for various claims arising out of litigation incurred prior to the Company purchasing GNCI.

      On November 2, 2001, Matthew Capelouto, a former store manager in California, filed a putative class action lawsuit in the Superior Court of California, Orange County. The lawsuit alleges that we misclassified store managers at our company-owned stores in California as exempt from overtime requirements and/or required them to work off the clock, and failed to pay them overtime, in violation of California’s wage and hour laws. On October 23, 2003, an amended complaint was filed, adding another named plaintiff, Lamar Wright, as well as claims for failure to provide required meal periods and rest periods for GNC managers at company-owned stores in California. The plaintiffs’ complaint seeks compensatory damages with interest, disgorgement of profits, punitive damages, meal period and rest period compensation, attorney’s fees and the costs of suit. On May 13, 2004, we entered into an agreement in principal to settle the claims of the putative class members, without admitting any liability, for a total payment of $4,620,000, inclusive of class counsel’s attorneys’ fees, costs and expenses, plus up to $20,000 of the costs of settlement administration. The settlement is subject to approval by the court. Moreover, we have the right to rescind the settlement if more than 10% of the putative class members opt out of the settlement.

      On or about May 10, 2004, seven former employees brought an action in the United States District Court for the Southern District of New York on behalf of themselves and a purported class of other similarly situated current and former employees employed by GNC within the last six years and who allegedly worked but were not paid overtime for hours worked in excess of 40 hours per week. The complaint is brought under the federal Fair Labor Standards Act (the “FLSA”) and New York State Labor Law. The plaintiffs seek actual damages, liquidated damages, an order enjoining GNC from engaging in the future in the practices alleged in their complaint, and attorneys’ fees and the costs of suit. Based on the information available to us at the present time, we believe that this matter will not have a material adverse effect upon our liquidity, financial condition or results of operations.

      Beginning in 1997, several franchisees brought a purported class actions against GNCI alleging, among other things, certain deceptive trade practices and unreasonable wholesale prices for inventory sold to franchisees. On October 26, 2001 resolution was reached on these three class actions. The major terms of the settlement include: (1) product purchase credits for GNC proprietary product, (2) payment of Plaintiffs attorneys fees, and (3) several changes to the operation of GNCI’s franchise system. All of the franchisee class actions were fully dismissed in October 2002.

      On July 29, 2001, subsequently identical class actions were filed in the state courts of Florida, New York, New Jersey, Pennsylvania and Illinois against GNCI and various manufacturers of products containing pro-hormones, including androstenedione. On March 20, 2004, a similar lawsuit was filed in California. Plaintiffs allege that the Company has distributed or published periodicals that contain advertisements claiming that various pro-hormone products promote muscle growth. The complaint alleges that GNCI knew the advertisements and label claims promoting muscle growth were false, but nonetheless continued to sell the products to consumers. Plaintiffs seek injunctive relief, disgorgement of profits, attorney’s fees and the costs of suit. GNCI has tendered these cases to the various manufacturers for defense and indemnification. Based upon the information available to the Company at the present time, the Company believes that these matters will not have a material adverse effect upon the liquidity, financial condition or results of operations.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s manufacturing subsidiary was a plaintiff in a lawsuit brought in Federal Court seeking direct damages against various raw material suppliers for allegedly selling raw materials at artificially inflated prices. These claims have been resolved and have resulted in a recovery to the Company, net of attorney fees, which is primarily the amount reflected in other income in the accompanying financial statements for the years ended December 31, 2003, 2002 and 2001, respectively.

      The Company and/or one of its subsidiaries are currently named as defendants in numerous lawsuits alleging damages from the ingestion of products containing ephedra. These cases have been tendered to the various suppliers of those products for indemnification and defense pursuant to certain vendor supplier agreements. The outcome of this litigation is uncertain and taking into consideration the available product liability coverage, no provisions have been made in the consolidated financial statements for any possible loss. Furthermore, in connection with the acquisition, the Company is also entitled to indemnification by Numico and Nutricia for certain losses arising from all claims related to products containing ephedra.

Commitments

      The Company maintains certain purchase commitments with various vendors to ensure its operational needs are fulfilled. Future commitments related to information technology equipment, services and maintenance agreements as of December 31, 2003 totaled $1.2 million and various purchase commitments with third-party vendors of $30.3 million. Other commitments related to the Company’s business operations cover varying periods of time and are not significant. All of these commitments are expected to be fulfilled with no adverse consequences to the Company’s operations or financial condition.

Contingencies

      Due to the nature of the Company’s business operations having a presence in multiple taxing jurisdictions, the Company periodically receives inquiries and/or audits from various state and local taxing authorities. Any probable and reasonably estimable liabilities that may arise from these inquiries have been accrued and reflected in the accompanying financial statements. In conjunction with the acquisition, certain other contingencies will be indemnified by Numico. These indemnifications include certain legal costs associated with certain identified cases as well as any tax costs, including audit settlements, that would be for liabilities incurred prior to December 5, 2003.

Note 19.     Business Combinations

      For the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, GNCI acquired 58, 61 and 131 stores, respectively, from non-corporate, franchisee store locations. These acquisitions were accounted for utilizing the purchase method of accounting, and GNCI recorded total costs associated with these acquisitions of $3.2, $4.1 and $21.9 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. Goodwill associated with these purchases of $0.9, $1.7 and $14.1 million was recognized in the consolidated financial statements for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. For the 27 days ended December 31, 2003, the Company recorded $0.1 million in acquisition costs.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the allocation of the purchase price for franchise store acquisitions:

	Predecessor			Successor

	Twelve Months
	Ended December 31,		Period Ended	27 Days Ended
			December 4,	December 31,
	2001	2002	2003	2003
(In thousands)
Fixed assets	$3,459	$1,173	$1,155	$44
Inventory	4,193	1,169	1,124	37
Goodwill	14,145	1,715	914	—

Total purchase price	$21,797	$4,057	$3,193	$81

Note 20.     Stockholders’ Equity

      In connection with the Acquisition, the Company Issued 29,566,666 shares of $.01 par value common stock. GNC Investors, LLC is the equity sponsor of GNC Corporation, and beneficially owns approximately 97.81% of all outstanding stock at December 31, 2003. Officers, directors and management of the Company own the remaining stock outstanding.

      In connection with the prior acquisition by NIC and subsequent merger into Nutricia, GNCI issued 1,000 shares of common stock, par value $.01 in August 1999. All shares were outstanding as of December 31, 2002. Nutricia also had contributed $691.0 million of additional paid in capital in 1999.

Note 21.	Stock-Based Compensation Plans

Stock Options

      On December 5, 2003 the Board of Directors of the Company approved and adopted the GNC Corporation 2003 Omnibus Stock Incentive Plan (the “Plan”). The purpose of the Plan is to enable the Company to attract and retain highly qualified personnel who will contribute to the success of the Company. The Plan provides for the granting of stock options, stock appreciation rights, restricted stock, deferred stock and performance shares. The Plan is available to certain eligible employees as determined by the Board of Directors. The total number of shares of common stock reserved and available for the Plan is 4.0 million shares. Pursuant to the terms of the individual grant agreements, the stock options carry a four year vesting schedule and expire after seven years from date of grant. As of December 31, 2003 the number of stock options granted at fair value is 2.6 million. No stock appreciation rights, restricted stock, deferred stock or performance shares were granted under the Plan as of December 31, 2003. The weighted average fair value of options granted under the Plan was $2.40 per share.

      The following table outlines the total stock options granted, effective on December 5, 2003:

		Weighted
		Average
	Total	Exercise
	Options	Price

Outstanding at December 31, 2002	—	$—
Granted December 5, 2003	2,604,974	6.00
Forfeited	—	—

Outstanding at December 31, 2003	2,604,974	$6.00

      The Company has adopted the disclosure requirements of SFAS No. 148, but has elected to continue to measure compensation expense using the intrinsic value method for accounting for stock-based compensation

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as outlined by APB No. 25. According to APB No. 25, no compensation expense has been recognized for the December 5, 2003 stock option grants awarded under the above Plan, as of December 31, 2003. In accordance with SFAS No. 148, pro forma information regarding net income is required to be disclosed as if the Company had accounted for its employee stock options using the fair value method of SFAS No. 123. Refer to the Summary of Significant Accounting Policies for this disclosure. There were 325,000 options vested under the Plan at December 31, 2003.

      Fair value information for the Plan was estimated using the Black-Scholes option-pricing model based on the following assumptions for the options granted in 2003:

2003

Dividend yield	0.00%
Expected option life	5 years
Volatility factor percentage of market price	40.00%
Discount rate	3.27%

      Because the Black-Scholes option valuation model utilizes certain estimates and assumptions, the existing models do not necessarily represent the definitive fair value of options for future periods.

Predecessor

      During 1999 and 2000, the Executive Board of Numico, under approval of the Supervisory Board, had granted certain key employees of GNCI options to purchase depository receipts of Numico shares under the Numico Share Option Plan (“Numico Plan”). These options were granted with an exercise price determined by the Numico Executive Board. The difference between the exercise price of the option and the fair market value of Numico’s common shares on the date of the option grant was expensed ratably over the option vesting period. These amounts were not material for the years ended December 31, 2002 and 2001. The Numico Plan options expire five years after the date of grant and became vested and exercisable after three years from the date of grant. The Numico Plan options became fully vested in 2003, and remain a liability of Numico.

      Following is a table outlining the total number of shares that were granted under the Numico Plan:

		Weighted
		Average
	Total	Exercise
	Options	Price

Outstanding at December 31, 2000	742,000	$39.27
Exercised	(17,332)	37.15
Forfeited	(90,668)	40.10

Outstanding at December 31, 2001	634,000	40.22
Exercised	—
Forfeited	(99,000)	40.91

Outstanding at December 31, 2002	535,000	40.09
Exercised	—
Forfeited	—

Outstanding at December 4, 2003	535,000	$40.09

      The weighted average fair value of the Numico Plan options granted in 2000 was $15.25 per share. For the years ended December 31, 2002 and 2001, GNCI adopted the disclosure requirements of SFAS No. 123, but elected to continue to measure compensation expense using the intrinsic value method for accounting for stock-based compensation as outlined by APB No. 25. In accordance with SFAS No. 123, pro forma

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

information regarding net income is required to be disclosed as if GNCI had accounted for its employee stock options using the fair value method of SFAS No. 123. Refer to the Summary of Significant Accounting Policies for this disclosure. The number of options exercisable under the Numico Plan at December 31, 2002 and December 4, 2003 was 240,000 and 535,000, respectively. Fair value information for the Numico Plan stock options was estimated using the Black-Scholes option-pricing model based on the following assumptions for the options granted in 2000:

2000

Dividend yield	1.75%
Expected option life	5 years
Volatility factor percentage of market price	33.25%
Discount rate	6.52%

      Because the Black-Scholes option valuation model utilizes certain estimates and assumptions, the existing models do not necessarily represent the definitive fair value of options for future periods. No options were granted in 2003, 2002 or 2001.

Numico Stock Appreciation Rights

      As was previously approved by the Executive Board of Numico, stock appreciation rights (“SARs”) were granted to certain employees of GNCI. The SARs provided for a payment in cash or stock equal to the excess of the fair market value of a common share, when the SAR was exercised, over the grant price. GNCI granted 262,500 and 306,000 SARs to key employees under the Stock Appreciation Rights Plan in 2001 and 2002, respectively. SARs expire no later than five years after the date of grant and became exercisable three years from the grant date. As the grant price of the SARs has exceeded the fair value of Numico common stock since the date of grant, no compensation expense was recognized for the years presented in the accompanying financial statements.

      In June 2003, GNCI granted an additional 321,000 SARs to key employees under the above plan. These SARs had a three year vesting life and become fully vested upon change in control of GNCI. The weighted average fair value of the Numico SARs granted in 2003 was $3.63 per share. Due to the Acquisition, GNCI recorded $3.8 million in compensation expense related to these SARs for the period ended December 4, 2003 as the SAR’s became fully vested upon the change in control as a result of the Acquisition.

		Weighted
		Average
	Total	Exercise
	SARs	Price

Outstanding at December 31, 2000	—
Grants	262,500	$23.66
Exercised	—
Forfeited	—

Outstanding at December 31, 2001	262,500	23.66
Grants	306,000	24.04
Exercised	—
Forfeited	(60,500)

Outstanding at December 31, 2002	508,000	23.89
Grants	321,000	11.83
Exercised	—
Forfeited	—

Outstanding at December 4, 2003	829,000	$19.22

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Numico Management Stock Purchase Plan

      In accordance with the Numico Management Stock Purchase Plan (“MSPP”) and to encourage key employees of GNCI to own shares of Numico common stock, options to purchase shares of Numico common stock in an amount up to 200% of the participant’s base salary were granted on January 21, 2000. These options were exercisable on January 21, 2000. Upon exercise, Numico extended a recourse loan to the participants at an annual interest rate of 6.0%, to match on a two for one basis the amount of the participant’s own investment to purchase additional shares. According to the MSPP, 50% of the loan balance was to be forgiven if the participant remained employed with GNCI through August 10, 2002. The remaining 50% of the loan balance was to be forgiven by Numico if the participant remained employed by GNCI through January 21, 2003 and certain operating performance goals were met as outlined in the MSPP. If the participant was involuntarily terminated without cause, the loan forgiveness was to be prorated in accordance with the plan. Compensation expense was initially being recognized each period based on an estimate of the amount of loan forgiveness earned by the participants during the period. Total pre-tax compensation expense, net of loan repayments, of $7.1 million was recognized for the year ended December 31, 2000. The MSPP was subsequently amended in 2001 and 2002 to waive the performance obligations and extend the date of the forgiveness for the entire loan. As a result of the 2001 amendments, the loans were considered to have been converted to non-recourse loans and the remaining loan balance of $14.6 million was recognized as compensation expense for the year ended December 31, 2001. For the year ended December 31, 2002, a recovery of loan forgiveness of $2.0 million was recognized as a result of participants terminating from GNCI.

      In June 2003 Numico granted certain participants the right to a cash bonus in an amount adequate to reimburse them for 50% of their initial cash investment and to cover their tax liability related to this reimbursement and the loan forgiveness. This bonus was payable on January 5, 2005, regardless of whether the participant remains employed by GNCI. The accrued liability was adjusted each period, based on the best available information, to the amount expected to be paid. This adjustment in the calculation of the amount payable cannot result in an amount exceeding a “break even point”; therefore, participants will only be made whole in their investment and will not receive compensation in excess of their original invested amount and associated tax liability. Based upon the current Numico stock price at December 4, 2003, GNCI recorded no net compensation expense for the period ended December 4, 2003. In conjunction with the Acquisition, the plan was assumed by Numico.

Note 22.	Related party transactions

Successor

      During the normal course of operations, for the 27 days ended December 31, 2003 Centers entered into transactions with entities that were under common ownership and control of the Company and Apollo. In accordance with SFAS No. 57, “Related Party Disclosures”, the nature of these material transactions is described in the following footnotes.

      Management Service Fees. As of December 5, 2003 Centers entered into a management services agreement with the Company and Apollo. The agreement provides that Apollo Management V, L.P. will furnish certain investment banking, management, consulting, financial planning, and financial advisory and investment banking services on an ongoing basis and for any significant financial transactions that may be undertaken in the future. The length of the agreement is ten years. There is an annual general services fee of $1.5 million which is payable in monthly installments. There are also major transaction services fees for services that may provide which would be based on normal and customary fees of like kind. The purchase agreement also contained a structuring fee related to the Acquisition. This fee amounted to $7.5 million and was accrued for at December 31, 2003.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Cost of Sales. At February 4, 2004, the Company, through its manufacturing subsidiary, entered into an agreement with Nalco, an Apollo owned company, for water treatment programs at its South Carolina manufacturing facility. The agreement allows for water treatment to occur at the facility for a one year period, at a total cost of $12,000, to be billed in equal monthly installments beginning in February, 2004. At December 31, 2003, no payments had yet been made on this contract.

Predecessor

      During the normal course of operations, for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001 GNCI entered into transactions with entities that were under common ownership and control of Numico. In accordance with SFAS No. 57, “Related Party Disclosures”, the nature of these material transactions is described below. During 2003, Rexall and Unicity ceased to be related parties as their operations were sold by Numico. Transactions recorded with these companies prior to their sale dates are included in related party transactions.

      Sales. GNCI recorded net sales of $18.7, $44.3 and $46.1 million to Numico affiliated companies for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. These amounts were included in the Manufacturing/ Wholesale segment of the business.

      Cost Of Sales. Included in cost of sales were purchases from Numico affiliated companies of $130.9, $198.7 and $111.1 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. A significant portion of these purchases related to raw material and packaging material purchases from Nutraco S.A., a purchasing subsidiary of Numico. Included in the above totals were additional purchases from another related party in the amounts of $28.8, $35.2 and $46.3 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively.

      Transportation Revenue. GNCI operated a fleet of distribution vehicles that service delivery of product to company-owned and franchise locations. GNCI also delivered product for a related party. GNCI recorded amounts associated with these transportation services for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, of $1.4, $2.4 and $1.6 million, respectively as a reduction of its transportation costs.

      Management Service Fees. According to the terms of a management service agreement that began in 2002 between GNCI and Nutricia, Nutricia charged $13.2 million of costs which were included in selling, general and administrative expenses for the year ended December 31, 2002. The fees included charges for strategic planning, certain information technology, product and material management, group business process, human resources, legal, tax, regulatory and management reporting. There were no fees allocated to GNCI for the period ended December 4, 2003.

      Research and Development. GNCI incurred $0.1, $1.5 and $0.4 million of internally generated research and development costs for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. In accordance with the previous Research Activities Agreement with Numico, also included in selling, general and administrative expenses for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001 were costs related to research and development charged by Numico. The agreement provided that Numico conduct research and development activities including but not limited to: ongoing program of scientific and medical research, support and advice on strategic research objectives, design and develop new products, organize and manage clinical trials, updates on the latest technological and scientific developments, and updates on regulatory issues. These charges totaled $5.0, $4.6 and $4.9 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Insurance. For the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, in order to reduce costs and mitigate duplicate insurance coverage, GNCI’s ultimate parent, Numico, purchased certain global insurance policies covering several types of insurance. GNCI received charges for their portion of these costs. These charges totaled $2.9, $2.6 and $1.2 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively.

      Shared Service Personnel Costs. GNCI provided certain risk management, tax and internal audit services to other affiliates of Numico. The payroll and benefit costs associated with these services were reflected on GNCI’s financial statements and were not allocated to any affiliates. Total costs related to shared services absorbed by GNCI was $1.2 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. GNCI also incurred costs related to management services provided for the benefit of all U.S. affiliates. These costs totaled $1.1, $2.7 and $2.6 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001, respectively. GNCI received certain management services related to the affiliation between GNCI and its U.S. parent, Nutricia and its ultimate parent, Numico. These services were not significant to GNCI’s operations.

      Due From and to Related Parties. Included with other current assets were amounts on deposit with Numico Financial Services S.A., a subsidiary of Numico. Numico Financial Services S.A. represented the financing entity of Numico and served as a cash concentration center for Numico subsidiaries and affiliates. GNCI had $70.6 and $1.4 million on deposit as of December 4, 2003 and December 31, 2002, respectively, with Numico Financial Services S.A. There were no amounts on deposit at December 31, 2001.

      As discussed above, GNCI had amounts due from and due to several related parties. Following is a table summarizing the amount due from and due to related parties for the following periods, excluding the related party term loan described in Note 9:

	December 31, 2002

	Due from	Due to
	Related	Related
	Parties	Parties
(In thousands)
Numico	$—	$(29,459)
Numico USA	—	—
Numico Financial Services	1,370	—
Nutraco	—	(44,363)
Rexall	9,042	(8,133)
Unicity	999	(1,853)
Other	647	(233)

Total	$12,058	$(84,041)

      There were no related party amounts as of December 31, 2003.

      Note Due to Related Party. As of December 31, 2001, GNCI had a short term note payable to a related party resulting from an intercompany loan. The note balance at December 31, 2001 was $42.3 million and was a non-interest bearing note. The entire note balance was settled by December 31, 2002.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23.	Earnings Per Share

      The following are reconciliations of income to income available to common stock.

	Twelve months ended		Period ended	27 days ended
	December 31,		December 4,	December 31,

	2001	2002	2003	2003

Net (loss) income	$(55,859)	$(960,857)	$(584,921)	$354
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	—	—	(891)

Net loss available to common stockholders	$(55,859)	$(960,857)	$(584,921)	$(537)

Net (loss) income per share from continuing operations before cumulative effect of accounting change	$(1.88)	$(2.40)	$(19.68)	$(0.02)
Loss per share from cumulative effect of accounting change	—	(29.93)	—	—

Net (loss) income per share	$(1.88)	$(32.32)	$(19.68)	$(0.02)

Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071	29,728,071	29,728,071

      For the 27 days ended December 31, 2003, outstanding stock options in the amount of 2.6 million were excluded in calculating diluted earnings per share, as the exercise price exceeded the fair market value and thus would have been anti-dilutive.

Note 24.	Segments

      The following operating segments represent identifiable components of the Company for which separate financial information is available. This information is utilized by management to assess performance and allocate assets accordingly. The Company’s management evaluates segment operating results based on several indicators. The primary key performance indicators are sales and operating income or loss for each segment. Operating income or loss, as evaluated by management, excludes certain items that are managed at the consolidated level, such as distribution and warehousing, impairments and other corporate costs. The following table represents key financial information for each of the Company’s business segments, identifiable by the distinct operations and management of each: Retail, Franchising, and Manufacturing/ Wholesale. The Retail segment includes the Company’s corporate store operations in the United States and Canada. The Franchise segment represents the Company’s franchise operations, both domestically and internationally. The Manufacturing/ Wholesale segment represents the Company’s manufacturing operations in South Carolina and Australia and the Wholesale sales business. This segment supplies the Retail and Franchise segments, along with various third parties, with finished products for sale. The Warehousing and Distribution, Corporate Costs, and Other Unallocated Costs represent the Company’s administrative expenses. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table represents key financial information of the Company’s business segments:

	Predecessor			Successor

	Twelve Months Ended			27 Days
	December 31,		Period Ended	Ended
			December 4,	December 31,
	2001	2002	2003	2003
(In thousands)
Revenues:
Retail	$1,123,150	$1,068,637	$993,283	$66,177
Franchise	273,134	256,076	241,301	14,186
Manufacturing/ Wholesale:
Intersegment(A)	159,039	149,439	151,137	9,907
Third Party	112,860	100,263	105,625	8,925

Sub total Manufacturing/ Wholesale	271,899	249,702	256,762	18,832

Sub total segment revenues	1,668,183	1,574,415	1,491,346	99,195
Intersegment elimination(A)	(159,039)	(149,439)	(151,137)	(9,907)

Total revenues	$1,509,144	$1,424,976	$1,340,209	$89,288

Operating income (loss):
Retail	$89,251	$86,770	$79,105	$6,546
Franchise	46,360	65,372	63,660	2,427
Manufacturing/ Wholesale	29,892	25,786	24,270	1,426
Unallocated corporate and other costs:
Warehousing & distribution costs	(40,914)	(40,337)	(40,654)	(3,393)
Corporate costs	(54,617)	(68,938)	(66,768)	(3,651)
Impairment of goodwill and intangible assets	—	(222,000)	(709,367)	—
Legal settlement income	—	214,417	11,480	—

Sub total unallocated corporate and other costs	(95,531)	(116,858)	(805,309)	(7,044)

Total operating income (loss)	69,972	61,070	(638,274)	3,355
Interest expense, net	139,930	136,353	121,125	2,773
Gain on sale of marketable securities	—	(5,043)	—	—
(Loss) income before income taxes	(69,958)	(70,240)	(759,399)	582
Income tax benefit (expense)	(14,099)	996	(174,478)	228

Net (loss) income before cumulative effect of accounting change	$(55,859)	$(71,236)	$(584,921)	$354

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor			Successor

	Twelve Months Ended			27 Days
	December 31,		Period Ended	Ended
			December 4,	December 31,
	2001	2002	2003	2003
(In thousands)
Depreciation & amortization:
Retail	$71,168	$38,699	$41,475	$1,444
Franchise	31,278	4,668	3,199	163
Manufacturing/ Wholesale	18,309	13,330	12,718	469
Corp/ Other	1,322	1,300	1,659	177

Total depreciation & amortization	$122,077	$57,997	$59,051	$2,253

Capital expenditures:
Retail	$21,458	$35,177	$20,780	$455
Franchise	48	16	—	—
Manufacturing/ Wholesale	5,222	9,033	4,746	1,075
Corp/ Other	2,455	7,673	5,494	297

Total capital expenditures	$29,183	$51,899	$31,020	$1,827

Total assets:
Retail	$1,568,247	$884,541	$400,594	$424,645
Franchise	1,103,286	671,616	316,497	362,748
Manufacturing/ Wholesale	357,043	260,413	193,199	137,105
Corp/ Other	43,201	61,740	127,799	100,396

Total assets	$3,071,777	$1,878,310	$1,038,089	$1,024,894

GEOGRAPHIC AREAS
Total revenues:
United States	$1,465,186	$1,379,176	$1,290,732	$84,605
Foreign	43,958	45,800	49,477	4,683

Total revenues	$1,509,144	$1,424,976	$1,340,209	$89,288

Long-lived assets:
United States	$2,591,862	$1,287,474	$498,862	$555,550
Foreign	11,816	11,221	7,362	11,164

Total long-lived assets	$2,603,678	$1,298,695	$506,224	$566,714

(A)	Intersegment revenues are eliminated from the consolidated revenue line.

Note 25.	Supplemental Unaudited Pro Forma Information

      The following unaudited pro forma information for the combined twelve months ended December 31, 2003 and the year ended December 31, 2002 assumes that the Acquisition of the Company had occurred as of January 1 of each year presented. The pro forma amounts include adjustments related to depreciation, amortization, interest expense, and certain other management fees, research and development, transaction fees,

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

directors fees and inventory adjustments. The tax effects of the pro forma adjustments have been reflected at the Company’s blended federal and state income tax rate of 36.5%.

      The pro forma results are not necessarily indicative of the results that would have occurred and are not intended to provide a forecast of future expected results.

	Combined	Pro Forma
	Twelve Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2003	2003

	(in thousands)
Revenue	$1,429,497	$1,429,497
Net loss before cumulative effect of accounting change	(584,567)	(504,725)

Net income	$(584,567)	$(504,725)

Basic and diluted (loss) income applicable to common shareholders	$(0.02)	$(0.02)
Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071

		Pro Forma
	Twelve Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2002	2002

	(in thousands)
Revenue	$1,424,976	$1,424,976
Net income before cumulative effect of accounting change	(71,236)	21,197

Loss from cumulative effect of accounting change	(889,621)	(889,621)

Net loss	$(960,857)	$(868,424)

Basic and diluted (loss) income applicable to common shareholders	$(0.03)	$(0.03)
Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071

Note 26.	Preferred Stock

      The Company has outstanding 100,000 shares of 12% Series A Exchangeable Preferred Stock, par value $0.01. The stock ranks, with respect to dividend distributions, senior to any other class of common stock or preferred stock created after the Series A Exchangeable Preferred Stock. Dividends are payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year. The Company may, at its option, exchange the Series A Exchangeable Preferred Stock into exchange notes. Holders of the Series A Exchangeable Preferred Stock have no voting rights with respect to general corporate matters.

      Following is a summary of the Company’s Preferred Stock activity for the period from December 5, 2003 to December 31, 2003:

		Accrued	Issuance
	Face Value	Dividends	Costs	Net Balance

	(In thousands)
Balance at December 5, 2003	$—	$—	$—	$—
Issuance of preferred stock	100,000	—	(441)	99,559
Dividend accrual	—	888	—	888
Amortization of issuance costs	—	—	3	3

Balance at December 31, 2003	$100,000	$888	$(438)	$100,450

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company may redeem the Series A Exchangeable Preferred Stock at its option according to the following liquidation preference redemption table:

Liquidation
Preference
Period Beginning December 1,	Schedule:

2003	112.000%
2004	110.286%
2005	108.571%
2006	106.857%
2007	105.143%
2008	103.429%
2009	101.714%
2010 and thereafter	100.000%

Note 27.	Supplemental Guarantor Information

      As of December 31, 2003 the Company’s debt includes the senior credit facility and the 8 1/2% senior subordinated notes. The senior credit facility has been guaranteed by the Company and its domestic subsidiaries. The senior subordinated notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company’s domestic subsidiaries and rank secondary to the Company’s senior credit facility. Guarantor subsidiaries include the Company’s direct and indirect domestic subsidiaries as of the respective balance sheet dates. Non-Guarantor subsidiaries include the remaining direct and indirect foreign subsidiaries. The subsidiary guarantors are 100% owned by the Company, the guarantees are full and unconditional, and the guarantees are joint and several.

      Following are condensed consolidated financial statements of the Company, Centers as the Issuer, and the combined guarantor subsidiaries for the 27 days ended December 31, 2003. The guarantor subsidiaries are presented in a combined format as their individual operations are not material to the Company’s consolidated financial statements. Investments in subsidiaries are either consolidated or accounted for under the equity method of accounting. Also following are condensed consolidated financial statements for GNCI for the period ended December 4, 2003 and the twelve months ended December 31, 2002 and 2001. Intercompany balances and transactions have been eliminated.

      For the twelve months ended December 31, 2001 and 2002 and the period ended December 4, 2003, the Parent company is GNCI (Predecessor). For the 27 days ended December 31, 2003, the Parent company is the Company and the Issuer company is Centers (Successor).

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheets

			Combined	Combined
Successor			Guarantor	Non-Guarantor
December 31, 2003	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(In thousands)
Current assets
Cash and equivalents	$—	$—	$30,642	$2,534	$—	$33,176
Accounts receivable	—	12,711	74,066	1,207	—	87,984
Intercompany receivable	—	18,750	3,848	—	(22,598)	—
Inventory, net	—	—	242,367	13,633	—	256,000
Other current assets	6,027	—	40,544	2,882	—	49,453

Total current assets	6,027	31,461	391,467	20,256	(22,598)	426,613
Property, plant and equipment	—	—	173,483	27,797	—	201,280
Investment in subsidiaries	278,156	736,448	2,099	—	(1,016,703)	—
Goodwill	—	—	82,112	977	—	83,089
Brands	—	—	209,000	3,000	—	212,000
Other assets	—	19,796	90,563	333	(8,780)	101,912

Total assets	$284,183	$787,705	$948,724	$52,363	$(1,048,081)	$1,024,894

Current liabilities
Current liabilities	$6,468	$12,399	$202,480	$5,662	$—	$227,009
Intercompany payable	—	—	—	22,598	(22,598)	—

Total current liabilities	6,468	12,399	202,480	28,260	(22,598)	227,009
Long-term debt	—	497,150	—	22,004	(8,780)	510,374
Other long-term liabilities	—	—	9,796	—	—	9,796

Total liabilities	6,468	509,549	212,276	50,264	(31,378)	747,179
Cumulative redeemable exchangeable preferred stock	100,450	—	—	—	—	100,450
Total equity (deficit)	177,265	278,156	736,448	2,099	(1,016,703)	177,265

Total liabilities and shareholders’ equity	$284,183	$787,705	$948,724	$52,363	$(1,048,081)	$1,024,894

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheets

(In thousands)		Combined	Combined
Predecessor		Guarantor	Non-guarantor
December 31, 2002	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current assets
Cash and equivalents	$—	$27,327	$11,438	$—	$38,765
Accounts receivable	1,370	205,987	977	—	208,334
Intercompany receivable	725,842	—	—	(725,842)	—
Inventory, net	—	273,662	11,960	—	285,622
Other current assets	—	44,450	2,667	—	47,117
Total current assets	727,212	551,426	27,042	(725,842)	579,838
Property, plant and equipment	—	257,108	27,530	—	284,638
Investment in subsidiaries	604,036	9,848	—	(613,884)	—
Goodwill	—	248,250	588	—	248,838
Brands	—	648,918	17,082	—	666,000
Other assets	—	107,508	268	(8,780)	98,996

Total assets	$1,331,248	$1,823,058	$72,510	$(1,348,506)	$1,878,310

Current liabilities
Other current liabilities	$175,000	$246,905	$4,359	$—	$426,264
Intercompany payable	—	689,496	36,346	(725,842)	—

Total current liabilities	175,000	936,401	40,705	(725,842)	426,264
Long-term debt	1,650,000	—	22,952	(8,780)	1,664,172
Other long-term liabilities	—	282,621	(995)	—	281,626

Total liabilities	1,825,000	1,219,022	62,662	(734,622)	2,372,062
Total (deficit) equity	(493,752)	604,036	9,848	(613,884)	(493,752)

Total liabilities and stockholders’ (deficit) equity	$1,331,248	$1,823,058	$72,510	$(1,348,506)	$1,878,310

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statements of Operations

(In thousands)			Combined	Combined
Successor			Guarantor	Non-guarantor
27 Days Ended December 31, 2003	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenue	$—	$—	$95,987	$5,424	$(12,123)	$89,288
Cost of sales, including costs of warehousing, distribution and occupancy	—	—	71,702	4,001	(12,123)	63,580

Gross profit	—	—	24,285	1,423	—	25,708
Compensation and related benefits	—	—	15,804	915	—	16,719
Advertising and promotion	—	—	475	39	—	514
Other selling, general and administrative	—	—	4,912	186	—	5,098
Other (income) expense	—	—	(18)	40	—	22
Subsidiary loss (income)	(354)	(496)	(81)	—	931	—

Operating income (loss)	354	496	3,193	243	(931)	3,355
Interest expense (income), net	—	224	2,429	120	—	2,773

Income (loss) before income taxes	354	272	764	123	(931)	582
Income tax (benefit)/expense	—	(82)	268	42	—	228

Net income (loss)	$354	$354	$496	$81	$(931)	$354

Supplemental Condensed Consolidating Statements of Operations

(In thousands)		Combined	Combined
Predecessor		Guarantor	Non-guarantor
January 1, 2003 - December 4, 2003	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenue	$—	$1,431,275	$60,071	$(151,137)	$1,340,209
Cost of sales, including costs of warehousing, distribution and occupancy	—	1,040,118	45,879	(151,137)	934,860

Gross profit		391,157	14,192	—	405,349
Compensation and related benefits	—	224,968	10,022	—	234,990
Advertising and promotion	—	38,274	139	—	38,413
Other selling, general and administrative	—	73,122	(2,184)	—	70,938
Other expense (income)	—	(5,810)	(4,275)	—	(10,085)
Impairment of goodwill and intangible assets	—	692,314	17,053	—	709,367
Subsidiary loss (income)	584,921	10,830	—	(595,751)	—

Operating income (loss)	(584,921)	(642,541)	(6,563)	595,751	(638,274)
Interest expense (income), net	—	119,502	1,623	—	121,125

(Loss)/income before income taxes	(584,921)	(762,043)	(8,186)	595,751	(759,399)
Income tax (benefit)/expense	—	(177,122)	2,644	—	(174,478)

Net (loss) income	$(584,921)	$(584,921)	$(10,830)	$584,921	$(584,921)

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statements Of Operations

(In thousands)		Combined	Combined
Predecessor		Guarantor	Non-guarantor
Twelve Months Ended December 31, 2002	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenue	$—	$1,516,248	$58,167	$(149,439)	$1,424,976
Cost of sales, including costs of warehousing, distribution and occupancy	—	1,076,364	42,983	(149,439)	969,908

Gross profit	—	439,884	15,184	—	455,068
Compensation and related benefits	—	235,777	9,388	—	245,165
Advertising and promotion	—	51,862	164	—	52,026
Other selling, general and administrative	—	83,067	2,981	—	86,048
Other expense (income)	—	(211,232)	(9)	—	(211,241)
Impairment of goodwill and intangible assets	—	212,694	9,306	—	222,000
Subsidiary loss (income)	960,857	30,610	—	(991,467)	—

Operating income (loss)	(960,857)	37,106	(6,646)	991,467	61,070
Interest expense (income), net	—	133,444	2,909	—	136,353
Gain on sale of marketable securities	—	(5,043)	—	—	(5,043)
(Loss)/income before income taxes	(960,857)	(91,295)	(9,555)	991,467	(70,240)
Income tax (benefit)/expense	—	535	461	—	996

Net (loss)/income before cumulative effect of accounting change	(960,857)	(61,220)	(10,016)	991,467	(71,236)
Loss from cumulative effect of accounting change, net of tax	—	(869,027)	(20,594)	—	(889,621)

Net (loss) income	$(960,857)	$(960,857)	$(30,610)	$991,467	$(960,857)

Supplemental Condensed Consolidating Statements Of Operations

(in thousands)		Combined	Combined
Predecessor		Guarantor	Non-guarantor
Twelve Months Ended December 31, 2001	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenue	$—	$1,611,469	$56,714	$(159,039)	$1,509,144
Cost of sales, including costs of warehousing, distribution and occupancy	—	1,130,134	42,297	(159,039)	1,013,392

Gross profit	—	481,335	14,417	—	495,752
Compensation and related benefits	—	237,711	8,928	—	246,639
Advertising and promotion	—	41,752	118	—	41,870
Other selling, general and administrative	—	136,756	3,991	—	140,747
Other expense (income)	—	(3,859)	383	—	(3,476)
Subsidiary loss (income)	55,859	1,997	—	(57,856)	—

Operating income (loss)	(55,859)	66,978	997	57,856	69,972
Interest expense (income), net	—	137,024	2,906	—	139,930

(Loss)/income before income taxes	(55,859)	(70,046)	(1,909)	57,856	(69,958)
Income (tax benefit)/expense	—	(14,187)	88	—	(14,099)

Net loss	$(55,859)	$(55,859)	$(1,997)	$57,856	$(55,859)

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statements Of Cash Flows

(In thousands)			Combined	Combined
Successor			Guarantor	Non-guarantor
27 Days Ended December 31, 2003	Parent	Issuer	Subsidiaries	Subsidiaries	Consolidated

Net cash from operating activities	$—	$(19,363)	$24,139	$(88)	$4,688
Cash flows from investing activities:
Acquisition of General Nutrition Companies, Inc.	—	(738,117)	—	—	(738,117)
Capital expenditures	—	—	(1,822)	(5)	(1,827)
Other investing	—	—	(57)	—	(57)

Net cash from investing activities	—	(738,117)	(1,879)	(5)	(740,001)
Cash flows from financing activities:
GNC Corporation investment in General Nutrition Centers, Inc.	(277,500)	277,500	—	—	—
Issuance of common stock	177,500	—	—	—	177,500
Issuance of preferred stock	100,000	—	—	—	100,000
Borrowing from senior credit facility	—	285,000	—	—	285,000
Proceeds from senior subordinated notes	—	215,000	—	—	215,000
Other financing	—	(20,020)	1,735	—	(18,285)

Net cash from financing activities	—	757,480	1,735	—	759,215
Effect of exchange rates on cash	—	—	—	(152)	(152)

Net increase (decrease) in cash and cash equivalents	—	—	23,995	(245)	23,750
Cash and cash equivalents at beginning of period	—	—	6,647	2,779	9,426

Cash and cash equivalents at end of period	$—	$—	$30,642	$2,534	$33,176

(in thousands)		Combined	Combined
Predecessor		Guarantor	Non-guarantor
Period Ended December 4, 2003	Parent	Subsidiaries	Subsidiaries	Consolidated

Net cash from operating activities	$—	$99,755	$(6,887)	$92,868
Cash flows from investing activities:
Capital expenditures	—	(30,069)	(951)	(31,020)
Store acquisition costs	—	(3,193)	—	(3,193)
Investment distribution	91,794	(91,794)	—	—
Other investing	—	2,706	54	2,760

Net cash from investing activities	91,794	(122,350)	(897)	(31,453)
Cash flows from financing activities:
Payments on long-term debt-related party	(91,794)	—	—	(91,794)
Other financing	—	1,915	(887)	1,028

Net cash from financing activities	(91,794)	1,915	(887)	(90,766)
Effect of exchange rates on cash	—	—	12	12

Net decrease in cash and cash equivalents	—	(20,680)	(8,659)	(29,339)
Cash and cash equivalents at beginning of period	—	27,327	11,438	38,765

Cash and cash equivalents at end of period	$—	$6,647	$2,779	$9,426

GNC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands)		Combined	Combined
Predecessor		Guarantor	Non-guarantor
Twelve Months Ended December 31, 2002	Parent	Subsidiaries	Subsidiaries	Consolidated

Net cash from operating activities	$—	$99,326	$11,709	$111,035
Cash flows from investing activities:
Capital expenditures	—	(49,936)	(1,963)	(51,899)
Proceeds from sale of marketable securities	—	7,443	—	7,443
Other investing	—	(1)	—	(1)

Net cash from investing activities	—	(42,494)	(1,963)	(44,457)
Cash flows from financing activities:
Payments on short-term debt-related party	—	(42,341)	—	(42,341)
Other financing	—	(1,112)	(847)	(1,959)

Net cash from financing activities	—	(43,453)	(847)	(44,300)
Effect of exchange rates on cash	—	—	175	175
Net increase in cash and cash equivalents	—	13,379	9,074	22,453
Cash and cash equivalents at beginning of period	—	13,948	2,364	16,312

Cash and cash equivalents at end of period	$—	$27,327	$11,438	$38,765

(in thousands)		Combined	Combined
Predecessor		Guarantor	Non-guarantor
Twelve Months Ended December 31, 2001	Parent	Subsidiaries	Subsidiaries	Consolidated

Net cash from operating activities	$—	$73,860	$1,944	$75,804
Cash flows from investing activities:
Capital expenditures	—	(27,338)	(1,845)	(29,183)
Store acquisition costs	—	(21,863)	—	(21,863)
Investment distribution	50,000	(50,000)	—	—
Other investing	—	2,800	99	2,899

Net cash from investing activities	50,000	(96,401)	(1,746)	(48,147)
Cash flows from financing activities:
Payments on long-term debt-related party	(50,000)	—	—	(50,000)
Short-term borrowings-related party	—	62,341	—	62,341
Payments on short-term debt-related party	—	(20,000)	—	(20,000)
Decrease in cash overdrafts	—	(12,797)	—	(12,797)
Other financing	—	(339)	(793)	(1,132)

Net cash from financing activities	(50,000)	29,205	(793)	(21,588)
Effect of exchange rates on cash	—	—	(231)	(231)
Net increase (decrease) in cash and cash equivalents	—	6,664	(826)	5,838
Cash and cash equivalents at beginning of period	—	7,284	3,190	10,474

Cash and cash equivalents at end of period	$—	$13,948	$2,364	$16,312

GNC CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)
(In thousands)

	December 31,	March 31,
	2003	2004

Current assets:
Cash and cash equivalents	$33,176	$68,131
Receivables, net (Note 2)	87,984	88,142
Inventories (Note 3)	256,000	283,035
Deferred tax assets	15,946	15,933
Other current assets	33,507	31,650

Total current assets	426,613	486,891
Long-term assets:
Goodwill, net (Note 4)	83,089	82,756
Brands, net (Note 4)	212,000	212,000
Other intangible assets, net (Note 4)	32,667	31,663
Property, plant and equipment, net	201,280	198,372
Deferred financing fees, net	19,796	19,025
Deferred tax assets	15,289	13,949
Other long-term assets (Note 5)	34,160	27,370

Total long-term assets	598,281	585,135

Total assets	$1,024,894	$1,072,026

Current liabilities:
Accounts payable	$88,263	$124,238
Accrued payroll and related liabilities (Note 10)	33,277	23,713
Accrued income taxes (Note 8)	438	8,322
Accrued interest (Note 7)	1,799	6,371
Current portion, long-term debt (Note 7)	3,830	3,862
Other current liabilities (Note 6)	99,402	91,602

Total current liabilities	227,009	258,108
Long-term liabilities:
Long-term debt (Note 7)	510,374	509,391
Other long-term liabilities	9,796	9,414

Total long-term liabilities	520,170	518,805
Total liabilities	747,179	776,913
Commitments and contingencies (Note 9)
Cumulative redeemable exchangable preferred stock, $0.01 par value, 110,000 shares authorized, issued and outstanding 100,000 shares (liquidation preference $112,000,000) (Note 15)	100,450	103,487
Stockholders’ equity:
Common stock, $0.01 par value, 100,000,000 shares authorized, issued and outstanding 29,566,666 and 29,854,663 shares, respectively	296	299
Paid-in-capital	176,667	178,292
Retained earnings	—	13,151
Accumulated other comprehensive income (loss)	302	(116)

Total stockholders’ equity	177,265	191,626
Total liabilities and stockholders’ equity	$1,024,894	$1,072,026

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)
(In thousands, except share data)

	Predecessor	Successor

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2003	2004

Revenue	$351,139	$372,555
Cost of sales, including costs of warehousing, distribution and occupancy	241,248	247,143

Gross profit	109,891	125,412
Compensation and related benefits	59,951	61,100
Advertising and promotion	16,753	12,556
Other selling, general and administrative	21,344	17,823
Foreign currency translation loss/(gain)	295	(193)

Operating income	11,548	34,126
Interest expense, net	32,270	8,694
(Loss) income before income taxes	(20,722)	25,432
Income tax expense	1,707	9,244

Net (loss) income	(22,429)	16,188
Other comprehensive income (loss)	595	(418)

Comprehensive (loss) income	$(21,834)	$15,770

Income Per Share — Basic and Diluted (Note 16):
Net (loss) income	$(22,429)	$16,188
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	(3,037)

Net (loss) income available to common stockholders	(22,429)	13,151

Net (loss) income from continuing operations before cumulative effect of accounting change	$(0.75)	$0.44
Loss from cumulative effect of accounting change	$—	$—

Net (loss) income	$(0.75)	$0.44

Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands)

	Common Stock				Other	Total
			Additional	Retained	Comprehensive	Stockholder
	Shares	Dollars	Paid-in-Capital	Earnings	Income (Loss)	Equity

Balance at December 31, 2003	29,566,666	$296	$176,667	$—	$302	$177,265

Issuance of common stock	287,997	3	1,625	—	—	1,628
Preferred stock dividends	—	—	—	(3,021)	—	(3,021)
Amortization of preferred stock issuance costs	—	—	—	(16)	—	(16)
Net income	—	—	—	16,188	—	16,188
Foreign currency translation	—	—	—	—	(418)	(418)

Balance at March 31, 2004 (unaudited)	29,854,663	$299	$178,292	$13,151	$(116)	$191,626

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands)

	Predecessor	Successor

	For the	For the
	Three Months	Three Months
	Ended	Ended
	March 31, 2003	March 31, 2004

Cash Flows from Operating Activities:
Net (loss)/ income	$(22,429)	$16,188
Depreciation expense	13,242	8,257
Amortization of intangible assets	2,203	1,004
Amortization of deferred financing fees	—	771
Inventory non-cash decrease	9,047	4,659
Decrease in allowance for doubtful accounts	1,119	(1,099)
(Decrease) increase in net deferred taxes	(70)	1,353
Changes in assets and liabilities:
Decrease in receivables	59,985	941
Increase in inventory, net	(2,249)	(31,844)
(Increase) decrease in franchise note receivables, net	(56)	3,201
(Increase) decrease in other assets	(3,876)	5,654
Increase in accounts payable	2,398	36,814
(Decrease) increase in accrued taxes	(241)	7,884
Increase in interest payable	32,363	4,572
Increase (decrease) in accrued liabilities	170	(9,909)

Net cash provided by operating activities	91,606	48,446

Cash Flows from Investing Activities:
Capital expenditures	(7,041)	(5,342)
Proceeds from disposal of assets	543	27
Store acquisition costs	(303)	(232)
Purchase transaction fees	—	(7,710)

Net cash used in investing activities	(6,801)	(13,257)

Cash Flows from Financing Activities:
Issuance of common stock	—	1,628
Decrease in cash overdrafts	(162)	(839)
Payments on long-term debt — related party	(75,000)	—
Payments on long-term debt — third parties	(205)	(951)

Net cash used in financing activities	(75,367)	(162)

Effect of exchange rate on cash	(791)	(72)

Net increase in cash	8,647	34,955
Beginning balance, cash	38,765	33,176

Ending balance, cash	$47,412	$68,131

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Summary of Significant Accounting Policies

      General Nature of Business. GNC Corporation (the “Company”), a Delaware corporation, is a leading specialty retailer of vitamin, mineral and herbal supplements, diet and sports nutrition products and specialty supplements. The Company is also a provider of personal care and other health related products. The Company operates primarily in three business segments: Retail, Franchising and Manufacturing/ Wholesale. The Company manufactures the majority of its branded products, but also merchandises various third-party products. Additionally, the Company licenses the use of its trademarks and trade names. The processing, formulation, packaging, labeling and advertising of the Company’s products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (“FDA”), Federal Trade Commission (“FTC”), Consumer Product Safety Commission, United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various agencies of the states and localities in which the Company’s products are sold.

      Acquisition of the Company. In August 1999, General Nutrition Companies, Inc. (GNCI) was acquired by Numico Investment Corp. (“NIC”), which subsequent to the acquisition, was merged into GNCI. NIC was a wholly owned subsidiary of Numico U.S. L.P., which was merged into Nutricia USA, Inc. (“Nutricia”) in 2000. Nutricia (now known as Numico USA, Inc.) is a wholly owned subsidiary of Koninklijke (Royal) Numico N.V. (“Numico”), a Dutch public company headquartered in Zoetermeer, Netherlands. The results of GNCI were reported as part of the consolidated Numico financial statements from August 1999 to December 4, 2003.

      On October 16, 2003, the Company entered into a purchase agreement (the “purchase agreement”) with Numico and Numico USA, Inc. to acquire 100% of the outstanding equity interest of GNCI from Numico USA Inc., a subsidiary of Numico (“the Acquisition”). The purchase equity contribution was made by GNC Investors, LLC, (“GNC LLC”) an affiliate of Apollo, together with additional institutional investors and certain management of the Company. The equity contribution from GNC LLC was recorded on the Company’s books. The Company utilized this equity contribution to purchase the investment in General Nutrition Centers, Inc. (“Centers”).Centers is a wholly owned subsidiary of the Company. The transaction closed on December 5, 2003 and was accounted for under the purchase method of accounting. The net purchase price was $733.2 million, which was paid from total proceeds via a combination of cash, and the proceeds by Centers from the issuance of senior subordinated notes and borrowings under a senior credit facility, and is summarized herein. Apollo Management LP (“Apollo”) and certain institutional investors, through GNC LLC and the Company, contributed a cash equity investment of $277.5 million to Centers. In connection with the Acquisition on December 5, 2003, Centers also issued $215.0 million aggregate principal amount of its 8 1/2% Senior Subordinated Notes, due 2010, resulting in net proceeds to Centers of $207.1 million. In addition, Centers obtained a new secured senior credit facility consisting of a $285.0 million term loan facility and a $75.0 million revolving credit facility. Centers borrowed the entire $285.0 million under the term loan facility to fund a portion of the acquisition price, which netted proceeds to Centers of $275.8 million. These total proceeds were reduced by certain debt issuance and other transaction costs. Subject to certain limitations in accordance with the purchase agreement, Numico and Numico USA, Inc. agreed to indemnify the Company on losses arising from, among other items, breaches of representations, warranties, covenants and other certain liabilities relating to the business of GNCI, arising prior to December 5, 2003 as well as any losses payable on connection with certain litigation including ephedra related claims. The Company utilized these proceeds to purchase GNCI with the remainder of $19.8 million used to fund operating capital.

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      In conjunction with the acquisition, fair value adjustments were made to the Company’s financial statements as of December 5, 2003. As a result of the acquisition by Apollo and fair values assigned, the accompanying financial statements as of December 31, 2003 reflect adjustments made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The following table summarizes the fair values assigned at December 5, 2003 to the Company’s assets and liabilities in connection with the Acquisition.

      Fair value Opening Balance Sheet:

December 5, 2003

(In thousands)
Assets:
Current assets	$438,933
Goodwill	83,089
Other intangible assets	244,970
Property, plant and equipment	201,287
Other assets	54,426

Total assets	1,022,705

Liabilities:
Current liabilities	217,033
Long-term debt	513,217
Other liabilities	14,955

Total liabilities	745,205

GNC Corporation investment in General Nutrition Centers, Inc.	$277,500

Note 1.     Basis of Presentation and Principles of Consolidation

      The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and related footnotes that would normally be required by accounting principles generally accepted in the United States of America for complete financial reporting. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ending December 31, 2003.

      The accompanying unaudited consolidated financial statements include all adjustments (consisting of a normal and recurring nature) that management considers necessary for a fair presentation of financial information for the interim periods. Interim results are not necessarily indicative of the results that may be expected for the entire year.

      For the three months ended March 31, 2003 the consolidated financial statements of our predecessor, GNCI, were prepared on a carve-out basis and reflect the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America. The financial statements for this period reflected amounts that were pushed down from the former parent of GNCI in order to depict the financial position, results of operations and cash flows of GNCI based on these carve-out principles.

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      The financial statements as of December 31, 2003 and March 31, 2004 reflect periods subsequent to the Acquisition and include the accounts of the Company and its wholly owned subsidiaries. Included in the period ending December 31, 2003 are fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment. Accordingly, the accompanying financial statements for the periods prior to the Acquisition are labeled as “Predecessor” and the periods subsequent to the Acquisition are labeled as “Successor”.

      The Company’s normal reporting period is based on a 52-week calendar year.

      Certain reclassifications have been made to the financial statements to ensure consistency in reporting and conformity between prior year and current year amounts.

      Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Accordingly, these estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Some of the most significant estimates pertaining to the Company include the valuation of inventories, the allowance for doubtful accounts, income tax valuation allowances and the recoverability of long-lived assets. On a continual basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. There have been no material changes to critical estimates since the audited financial statements at December 31, 2003.

      Stock Compensation. In accordance with APB No. 25, “Accounting for Stock issued to Employees”, the Company accounts for stock-based employee compensation using the intrinsic value method of accounting. For the three months ended March 31, 2004, stock compensation represents shares of the Company’s stock issued pursuant to the GNC Corporation 2003 Omnibus Stock Incentive Plan. The common stock associated with this plan is not registered or traded on any exchange. Stock compensation for the three months ended March 31, 2003 represents shares of Numico stock under the Numico 1999 Share Option Plan. SFAS No. 123, “Accounting for Stock-based Compensation”, prescribes that companies utilize the fair value method of valuing stock based compensation and recognize compensation expense accordingly. It does not require, however, that the fair value method be adopted and reflected in the financial statements. The Company has adopted the disclosure requirements of SFAS No. 148 “Accounting for Stock Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” by illustrating compensation costs in the following table.

      Had compensation costs for stock options been determined using the fair market value method of SFAS No. 123, the effect on net loss for each of the periods presented would have been as follows:

	Predecessor	Successor

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2003	2004

(in thousands except share data)	(unaudited)	(unaudited)
Net (loss) income available for common stock as reported	$(22,429)	$13,151
Less: total stock based employee compensation costs determined using fair value method, net of related tax effects	(63)	(216)

Adjusted net (loss) income	$(22,492)	$12,935

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Predecessor	Successor

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2003	2004

(in thousands except share data)	(unaudited)	(unaudited)
Income Per Share — Basic and Diluted
Basic and diluted (loss) income per share applicable to common stockholders — as reported	$(0.75)	$0.44

Basic and diluted (loss) income per share applicable to common stockholders — pro forma	$(0.76)	$0.44

Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071

      New Accounting Pronouncements. In December 2003, the FASB revised SFAS No. 132. The revised standards relate to additional disclosures about pension plans and other postretirement benefit plans. The Company had previously adopted the disclosure requirements of SFAS No. 132. The adoption of this revised standard did not have a material impact on the Company’s consolidated financial position or results of operations.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”. This interpretation addresses the consolidation of variable interest entities (“VIEs”) and its intent is to achieve greater consistency and comparability of reporting between business enterprises. It defines the characteristics of a business enterprise that qualifies as a primary beneficiary of a variable interest entity. In December 2003, the FASB issued a modification to FIN 46, titled FIN 46R. FIN 46R delayed the effective date for certain entities and also provided technical clarifications related to implementation issues. In summary, a primary beneficiary is a business enterprise that is subject to the majority of the risk of loss from the VIE, entitled to receive a majority of the VIE’s residual returns, or both. The implementation of FIN No. 46 has been deferred for non-public entities. For non-public entities, such as the Company, FIN No. 46 requires immediate application to all VIEs created after December 31, 2003. For all other VIEs, the Company is required to adopt FIN No. 46 by no later than the beginning of the first period beginning after December 15, 2004. FIN No. 46 also requires certain disclosures in financial statements regardless of the date on which the VIE was created if it is reasonably possible that the business enterprise will be required to disclose the activity of the VIE once the interpretation becomes effective. The Company adopted FIN No. 46 on January 1, 2004 and determined that it does not have an impact to its financial statements.

Note 2. Receivables

      Receivables at each respective period consisted of the following:

	December 31,	March 31,
	2003	2004

		(Unaudited)

	(In thousands)
Trade receivables	$77,481	$76,819
Contingent purchase price receivable	12,711	12,711
Other	5,536	5,535
Allowance for doubtful accounts	(7,744)	(6,923)

	$87,984	$88,142

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Note 3. Inventories

      Inventories at each respective period consisted of the following:

	December 31,		Net Carrying
	2003	Reserves	Value

	(In thousands)
Finished product ready for sale	$235,607	(15,335)	$220,272
Unpackaged bulk product and raw materials	35,615	(3,539)	32,076
Packaging supplies	3,652	—	3,652

	$274,874	$(18,874)	$256,000

	March 31,		Net Carrying
	2004	Reserves	Value

	(In thousands)
Finished product ready for sale	$252,799	(14,456)	$238,343
Unpackaged bulk product and raw materials	44,397	(3,501)	40,896
Packaging supplies	3,796	—	3,796

	$300,992	$(17,957)	$283,035

Note 4. Goodwill and Intangible Assets

      Goodwill represents the excess of purchase price over the fair value of identifiable net assets of acquired entities. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Other intangible assets with finite lives are amortized on a straight-line basis over periods not exceeding 20 years. The Company records goodwill upon the acquisition of franchisee stores when the acquisition price exceeds the fair value of the identifiable assets acquired and liabilities assumed of the store. The following tables summarize the Company’s goodwill and intangible asset activity from December 31, 2003 to March 31, 2004:

			Manufacturing/
Goodwill	Retail	Franchising	Wholesale	Total

	(In thousands)
Goodwill balance at December 31, 2003	$19,086	$63,563	$440	$83,089
Adjustments from contingent consideration	(139)	(193)	(1)	(333)

Goodwill balance at March 31, 2004 (unaudited)	$18,947	$63,370	$439	$82,756

	Gold	Retail	Franchise	Operating
Other Intangibles	Card	Brand	Brand	Agreements	Other	Total

	(In thousands)
Balance at December 31, 2003	$2,485	$49,000	$163,000	$30,182	$—	$244,667
Amortization expense	(268)	—	—	(736)	—	(1,004)

Balance at March 31, 2004	$2,217	$49,000	$163,000	$29,446	$—	$243,663

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      The following table reflects the gross carrying amount and accumulated amortization for each major intangible asset class:

	December 31, 2003		March 31, 2004

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

			(unaudited)

	(In thousands)
Brands — retail	$49,000	$—	$49,000	$—
Brands — franchise	163,000	—	163,000	—
Gold card — retail	2,230	(61)	2,230	(294)
Gold card — franchise	340	(24)	340	(59)
Retail agreements	8,500	(88)	8,500	(383)
Franchise agreements	21,900	(130)	21,900	(571)
Manufacturing/wholesale agreements	—	—	—	—
Other	—	—	—	—

	$244,970	$(303)	$244,970	$(1,307)

      The following table represents future estimated amortization expense of intangible assets with definite lives:

Estimated
Amortization
Years Ending December 31,	Expense

(Unaudited)
(In thousands)
2004	$3,010
2005	3,843
2006	3,457
2007	2,943
Thereafter	18,410

Total	$31,663

Note 5.     Other Long-Term Assets

      Other assets at each respective period consisted of the following:

	December 31,	March 31,
	2003	2004

		(Unaudited)

	(In thousands)
Long-term franchise notes receivables	$30,078	$27,183
Long-term deposits	9,070	4,858
Other	1,287	1,275
Allowance for doubtful accounts	(6,275)	(5,946)

	$34,160	$27,370

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Note 6.     Other Current Liabilities

      Other current liabilities at each respective period consisted of the following:

	December 31,	March 31,
	2003	2004

		(Unaudited)

	(In thousands)
Deferred revenue	$31,077	$32,459
Accrued occupancy	4,352	3,790
Accrued acquisition costs	7,750	40
Accrued store closing costs	7,600	5,937
Other current liabilities	48,623	49,376

Total	$99,402	$91,602

      As of the date of the Acquisition, the Company had identified 117 underperforming stores that were scheduled to be closed. As of March 31, 2004 the total number of underperforming stores decreased to 107. Of these, 67 were closed as of March 31, 2004. The Company expects to close the remainder of the stores during 2004. As of the date of the Acquisition, the Company had established a store restructuring reserve for these closed stores. The reserves consisted of $7.6 million in estimated store lease termination costs. Following is a summary of the store closure activity for the three months ended March 31, 2004. The store closing costs incurred represent store lease termination cost payments for the three months ended March 31, 2004:

Accrued store
closing costs

Balance at December 31, 2003	$7,600
Store closing costs incurred	(1,663)

Balance at March 31, 2004 (unaudited)	$5,937

Note 7.     Long-Term Debt/ Interest

      In connection with the Acquisition, the Company’s immediate subsidiary, Centers, entered into a new senior credit facility with a syndicate of lenders. The Company has guaranteed Centers’ obligations under the senior credit facility. The senior credit facility consists of a $285.0 million term loan facility and a $75.0 million revolving credit facility. The revolving credit facility allows for $50.0 million to be used as collateral for outstanding letters of credit, of which $8.0 million and $1.0 million was used at March 31, 2004 and December 31, 2003, respectively, leaving $67.0 million and $74.0 million, respectively, of this facility available for borrowing on such dates. The senior credit facility is payable quarterly in arrears and at March 31, 2004, carried an average interest rate of 4.4%.The senior credit facility contains normal and customary covenants including financial tests, (including maximum total leverage, minimum fixed charge coverage ratio and maximum capital expenditures) and certain other limitations such as the Company’s ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make optional payments or modifications of other debt instruments, and pay dividends or other payments on capital stock. The senior credit facility also contains covenants requiring the Company to submit to each agent and lender certain audited financial reports within 90 days of each fiscal year end and certain unaudited statements within 45 days after the end of each quarter. The Company is also required to submit to the Administrative Agent monthly management sales and revenue reports. The Company

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

believes that for the quarter ending March 31, 2004, it has complied with its covenant reporting and compliance requirements in all material respects.

      In conjunction with the Acquisition, Centers issued $215.0 million of 8 1/2% senior subordinated notes. The senior subordinated notes mature on December 1, 2010, and bear interest at the rate of 8 1/2% per annum, which is payable semi-annually in arrears on June 1 and December 1 of each year, beginning with the first payment due on June 1, 2004. Prior to December 1, 2006 the Company may redeem up to 35% of the aggregate principal amount at a redemption price of 108.50% of the principal amount, plus any accrued and unpaid interest. The Company may also redeem all or part of the senior subordinated notes on or after December 1, 2007 according to the following redemption table, which includes the principal amount plus accrued and unpaid interest:

Redemption
Period	Price

2007	104.250%
2008	102.125%
2009 and after	100.000%

      The senior subordinated notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company’s domestic subsidiaries and rank secondary to the Company’s senior credit facility. The senior subordinated notes contain customary covenants including certain limitations and restrictions on the Company’s ability to incur additional indebtedness beyond certain levels, dispose of assets, grant liens on assets, make investments, acquisitions or mergers, and declare or pay dividends. The senior subordinated notes also contain covenants requiring Centers to submit to the Trustee or holders of the notes certain financial reports that would be required to be filed with the Securities and Exchange Commission, such as Forms 10K, 10Q and 8K. Also, Centers is required to submit to the Trustee certain Compliance Certificates within 120 days of the fiscal year end.

      Long-term debt at each respective period consisted of the following:

	December 31,	March 31,
	2003	2004

		(Unaudited)

	(In thousands)
Mortgage	$14,160	$13,924
Capital leases	44	42
Senior credit facility	285,000	284,287
Senior subordinated notes	215,000	215,000
Less: current maturities	(3,830)	(3,862)

Total	$510,374	$509,391

      Accrued interest at each respective period consisted of the following:

	December 31,	March 31,
	2003	2004

		(Unaudited)

	(In thousands)
Accrued senior credit facility interest	$429	$431
Accrued senior subordinated notes interest	1,370	5,940

Total	$1,799	$6,371

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      Interest expense at each respective period consisted of the following:

	Predecessor	Successor
	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2003	2004

	(Unaudited)
	(In thousands)
Composition of interest expense:
Interest on mortgage	$261	$245
Interest on senior credit facility	—	3,161
Interest on senior subordinated notes	—	4,569
Interest on related party term loan	32,363	—
Deferred financing fees	—	771
Interest income — other	(354)	(52)

Interest expense, net	$32,270	$8,694

Note 8.     Income Taxes

      Net deferred tax assets and liabilities were $29.9 and $31.2 million as of March 31, 2004 and December 31, 2003 respectively. Accrued income taxes were $8.3 and $0.4 million as of March 31, 2004 and December 31, 2003 respectively. The effective tax rate as of March 31, 2004 was 36.2%.The effective tax rate as of March 31, 2003 was (8.2%), which primarily resulted from a valuation allowance on deferred tax assets associated with interest expense on the related party pushdown debt from Numico. The Company believed that as of March 31, 2003 it was unlikely that future taxable income would be sufficient to realize the tax assets associated with the interest expense on the related party pushdown debt from Numico. Thus, a valuation allowance was recorded. According to the purchase agreement, Numico has agreed to indemnify the Company for any subsequent tax liabilities arising from periods prior to the acquisition.

Note 9.     Commitments and Contingencies

Litigation

      The Company is engaged in various legal actions, claims and proceedings arising out of the normal course of business, including claims, breach of contracts, product liabilities, intellectual property and employment-related matters resulting from the Company’s business activities. As is inherent with such actions, an estimation of any possible and or ultimate liability cannot be determined at the present time. The Company is currently of the opinion that the amount of any potential liability resulting from these actions, when taking into consideration the Company’s general and product liability coverage, will not have a material adverse impact on its financial position, results of operations or liquidity.

      As part of the purchase agreement between the Company and Numico, Numico has agreed to indemnify the Company for various claims arising out of litigation incurred prior to the Company purchasing GNCI.

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Note 10.     Accrued Payroll and Related Liabilities

      Accrued payroll and related liabilities at each respective period consisted of the following:

	December 31,	March 31,
	2003	2004

		(Unaudited)

	(In thousands)
Accrued payroll	$27,688	$13,834
Accrued taxes & benefits	5,589	9,879

Total	$33,277	$23,713

      In conjunction with the Acquisition, certain management of the Company were granted change in control and retention payments. As of the Acquisition date, $8.7 million was accrued by the Company. The remainder of these payments accrue ratably over six months beginning December 5, 2003 and are payable in June 2004. For the quarter ended March 31, 2004, the Company paid $8.5 million in change in control and retention costs that were previously accrued and accrued an additional $1.6 million in costs. According to the provisions included in the purchase agreement, the Company will be reimbursed for these payments from Numico. Thus, included in accounts receivable is the offsetting receivable that is to be reimbursed by Numico. At December 31, 2003, the Company had recorded a $9.2 million accrual for change in control and retention costs for maintaining key management personnel related to the Acquisition. These net costs are reflected in compensation and related benefits in the accompanying financial statements.

      The change in control payments are a component of accrued payroll and related liabilities. The Company has recorded an offsetting receivable from Numico for the funding of these payments. This receivable is included in Accounts receivable, refer to Note 2.

      The following table summarizes the retention and severance activity for the quarter ended March 31, 2004:

	Change in Control/
	Retention	Severance	Total

(in thousands)	(unaudited)
Balance at December 31, 2003	$9,236	$2,198	$11,434
Severance accruals	—	152	152
Change in control accrual	1,608	—	1,608
Change in control/ retention payments	(8,544)	—	(8,544)
Severance payments	—	(672)	(672)

Balance at March 31, 2004 (unaudited)	$2,300	$1,678	$3,978

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Note 11.	Segments

      The following operating segments represent identifiable components of the Company for which separate financial information is available. This information is utilized by management to assess performance and allocate assets accordingly. The Company’s management evaluates segment operating results based on several indicators. The primary key performance indicators are sales and operating income or loss for each segment. Operating income or loss, as evaluated by management, excludes certain items that are managed at the consolidated level, such as distribution and warehousing, impairments and other corporate costs. The following table represents key financial information for each of the Company’s business segments, identifiable by the distinct operations and management of each: Retail, Franchising, and Manufacturing/ Wholesale. The Retail segment includes the Company’s corporate store operations in the United States and Canada. The Franchise segment represents the Company’s franchise operations, both domestically and internationally. The Manufacturing/ Wholesale segment represents the Company’s manufacturing operations in South Carolina and Australia and the Wholesale sales business. This segment supplies the Retail and Franchise segments, along with various third parties, with finished products for sale. The Warehousing and Distribution, Corporate costs, and Other Unallocated Costs represent the Company’s administrative expenses. The accounting policies of the segments are the same as those described in “Summary of Significant Accounting Policies”.

	Predecessor	Successor
	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2003	2004

(In thousands)	(unaudited)	(unaudited)
Revenues:
Retail	$266,356	$279,641
Franchise	59,737	64,138
Manufacturing/ Wholesale:
Intersegment (A)	42,739	47,546
Third Party	25,046	28,776

Sub total Manufacturing/ Wholesale	67,785	76,322
Sub total segment revenues	393,878	420,101
Intersegment elimination (A)	(42,739)	(47,546)

Total revenues	$351,139	$372,555

Operating income:
Retail	$16,366	$35,395
Franchise	16,153	17,122
Manufacturing/ Wholesale	6,914	8,186
Unallocated corporate and other costs:
Warehousing & distribution costs	(10,169)	(12,705)
Corporate costs	(17,716)	(13,872)

Sub total unallocated corporate and other costs	(27,885)	(26,577)

Total operating income	11,548	34,126

Interest expense, net	32,270	8,694

(Loss) income before income taxes	(20,722)	25,432
Income tax expense	1,707	9,244

Net (loss) income	$(22,429)	$16,188

Depreciation & amortization:
Retail	$10,208	$5,097
Franchise	748	478
Manufacturing/ Wholesale	3,430	2,682
Corp/ Other	1,059	1,004

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Predecessor	Successor
	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2003	2004

(In thousands)	(unaudited)	(unaudited)
Total depreciation & amortization	$15,445	$9,261

Capital expenditures:
Retail	$4,659	$3,715
Franchise	—	—
Manufacturing/ Wholesale	1,498	1,189
Corp/ Other	884	438

Total capital expenditures	$7,041	$5,342

Total assets:
Retail	$617,268	$275,758
Franchise	593,649	296,827
Manufacturing/ Wholesale	68,248	18,226
Corp/ Other	536,567	481,215

Total assets	$1,815,732	$1,072,026

Geographic areas
Total revenues:
United States	$339,602	$356,078
Foreign	11,537	16,477

Total revenues	$351,139	$372,555

Long-lived assets:
United States	$1,282,441	$584,322
Foreign	8,163	6,364

Total long-lived assets	$1,290,604	$590,686

(A) Intersegment revenues are eliminated from consolidated revenue.

Note 12.	Supplemental Unaudited Pro Forma Information

      The following unaudited pro forma information for the quarter ended March 31, 2003 assumes that the Acquisition of the Company had occurred as of January 1, 2003. The Pro Forma adjustments relate to depreciation, amortization, interest, and management, research, transaction, and directors fees. The tax effects of the pro forma adjustments have been reflected at the Company’s blended federal and state income tax rate of 36.5%.

      The pro forma results are not necessarily indicative of the results that would have occurred had the Acquisition occurred as of such date and are not intended to provide a forecast of future expected results.

		Pro Forma
	March 31,	March 31,
	2003	2003

	(Unaudited)

	(In thousands except share data)
Revenue	$351,139	$351,139

Net income	$(22,429)	$5,664

Basic and diluted (loss) income per share applicable to common stockholders	$(0.75)	$0.19
Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Note 13.	Other Comprehensive Income

      The accumulated balances of other comprehensive income and their related tax effects included as part of the consolidated financial statements are as follows:

			Tax Benefit	Net Other Comprehensive Income
	Before Tax Amount		(Expense)	(Loss)

	Foreign	Unrealized	Unrealized	Foreign	Unrealized
	Currency	Gain/(Loss)	Gain/(Loss)	Currency	Gain/(Loss)
	Translation	on Securities	on Securities	Translation	on Securities	Total

Balance at December 31, 2003	$302	$—	$—	$302	$—	$302
Foreign currency translation adjustment	(418)	—	—	(418)	—	(418)

Balance at March 31, 2004 (unaudited)	$(116)	$—	$—	$(116)	$—	$(116)

Note 14.	Supplemental Guarantor Information

      As of March 31, 2004, the Company’s debt includes Center’s senior credit facility and their 8 1/2% senior subordinated notes. The senior credit facility has been guaranteed by the Company and its domestic subsidiaries. The senior subordinated notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company’s domestic subsidiaries and rank secondary to Center’s senior credit facility. Guarantor subsidiaries include the Company’s direct and indirect domestic subsidiaries as of the respective balance sheet dates. Non-Guarantor subsidiaries include the remaining direct and indirect foreign subsidiaries. The subsidiary guarantors are 100% owned by the Company, the guarantees are full and unconditional, and are joint and several.

      Following are condensed consolidated financial statements of the Company, Centers as the Issuer, and the combined guarantor subsidiaries for the three months ended March 31, 2004. The guarantor subsidiaries are presented in a combined format as their individual operations are not material to the Company’s consolidated financial statements. Investments in subsidiaries are either consolidated or accounted for under the equity method of accounting. Also following are condensed consolidated financial statements for GNCI for the three months ended March 31, 2003. Intercompany balances and transactions have been eliminated.

      For the three months ended March 31, 2004 and the period ended December 31, 2003, the Parent company is the Company, and the Issuer company is Centers (Successor). For the three months ended March 31, 2003, the Parent company is GNCI (Predecessor).

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEETS

			Combined	Combined
			Guarantor	Non-Guarantor
March 31, 2004	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(In thousands)
Current assets
Cash and equivalents	$—	$—	$65,795	$2,336	$—	$68,131
Accounts receivable	—	12,711	73,836	1,595	—	88,142
Intercompany receivable	—	15,075	6,855	—	(21,930)	—
Inventory, net	—	—	269,431	13,604	—	283,035
Other current assets	4,235	410	39,958	2,980	—	47,583

Total current assets	4,235	28,196	455,875	20,515	(21,930)	486,891
Property, plant and equipment	—	—	171,000	27,372	—	198,372
Investment in subsidiaries	295,599	753,870	2,972	—	(1,052,441)	—
Goodwill	—	—	81,779	977	—	82,756
Brands	—	—	209,000	3,000	—	212,000
Other assets	—	19,231	81,226	330	(8,780)	92,007

Total assets	$299,834	$801,297	$1,001,852	$52,194	$(1,083,151)	$1,072,026

Current liabilities
Current liabilities	$4,199	$9,260	$238,568	$6,081	$—	$258,108
Intercompany payable	522	—	—	21,408	(21,930)	—

Total current liabilities	4,721	9,260	238,568	27,489	(21,930)	258,108
Long-term debt	—	496,438	—	21,733	(8,780)	509,391
Other long-term liabilities	—	—	9,414	—	—	9,414

Total liabilities	4,721	505,698	247,982	49,222	(30,710)	776,913
Cumulative exchangeable preferred stock	103,487	—	—	—	—	103,487
Total equity (deficit)	191,626	295,599	753,870	2,972	(1,052,441)	191,626

Total liabilities and shareholder’s equity	$299,834	$801,297	$1,001,852	$52,194	$(1,083,151)	$1,072,026

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Supplemental Condensed Consolidating Balance Sheets

			Combined	Combined
(In thousands)			Guarantor	Non-Guarantor
December 31, 2003	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(unaudited)
Current assets
Cash and equivalents	$—	$—	$30,642	$2,534	$—	$33,176
Accounts receivable	—	12,711	74,066	1,207	—	87,984
Intercompany receivable	—	18,750	3,848	—	(22,598)	—
Inventory, net	—	—	242,367	13,633	—	256,000
Other current assets	6,027	—	40,544	2,882	—	49,453

Total current assets	6,027	31,461	391,467	20,256	(22,598)	426,613
Property, plant and equipment	—	—	173,483	27,797	—	201,280
Investment in subsidiaries	278,156	736,448	2,099	—	(1,016,703)	—
Goodwill	—	—	82,112	977	—	83,089
Brands	—	—	209,000	3,000	—	212,000
Other assets	—	19,796	90,563	333	(8,780)	101,912

Total assets	$284,183	$787,705	$948,724	$52,363	$(1,048,081)	$1,024,894

Current liabilities
Current liabilities	$6,468	$12,399	$202,480	$5,662	$—	$227,009
Intercompany payable	—	—	—	22,598	(22,598)	—

Total current liabilities	6,468	12,399	202,480	28,260	(22,598)	227,009
Long-term debt	—	497,150	—	22,004	(8,780)	510,374
Other long-term liabilities	—	—	9,796	—	—	9,796

Total liabilities	6,468	509,549	212,276	50,264	(31,378)	747,179
Cumulative exchangeable preferred stock	100,450	—	—	—	—	100,450
Total equity (deficit)	177,265	278,156	736,448	2,099	(1,016,703)	177,265

Total liabilities and shareholder’s equity	$284,183	$787,705	$948,724	$52,363	$(1,048,081)	$1,024,894

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Supplemental Condensed Consolidating Statements of Operations

(Unaudited)
(In thousands)

Successor			Combined	Combined
Three Months Ended			Guarantor	Non-Guarantor
March 31, 2004	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenue	$—	$—	$355,490	$19,344	$(2,279)	$372,555
Cost of sales, including costs of warehousing, distribution and occupancy	—	—	235,442	13,980	(2,279)	247,143

Gross profit	—	—	120,048	5,364	—	125,412
Compensation and related benefits	—	—	58,007	3,093	—	61,100
Advertising and promotion	—	—	12,452	104	—	12,556
Other selling, general and administrative	39	394	16,755	635	—	17,823
Subsidiary (income) loss	(16,233)	(16,483)	(1,291)	—	34,007	—
Other income	—	—	(30)	(163)	—	(193)

Operating income (loss)	16,194	16,089	34,155	1,695	(34,007)	34,126
Interest expense, net	41	—	8,249	404	—	8,694
Income (loss) before income taxes	16,153	16,089	25,906	1,291	(34,007)	25,432
Income tax benefit (expense)	35	144	(9,423)	—	—	(9,244)

Net income (loss)	$16,188	$16,233	$16,483	$1,291	$(34,007)	$16,188

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(In thousands)		Combined	Combined
Predecessor		Guarantor	Non-Guarantor
Three Months Ended March 31, 2003	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(unaudited)
Revenue	$—	$339,194	$14,327	$(2,382)	$351,139
Cost of sales, including costs of warehousing, distribution and occupancy	—	232,545	11,085	(2,382)	241,248

Gross profit	—	106,649	3,242	—	109,891
Compensation and related benefits	—	57,443	2,508	—	59,951
Advertising and promotion	—	16,703	50	—	16,753
Other selling, general and administrative	—	21,118	226	—	21,344
Subsidiary loss (income)	22,429	(1,135)		(21,294)	—
Other expense (income)	—	1,610	(1,315)	—	295

Operating (loss) income	(22,429)	10,910	1,773	21,294	11,548
Interest expense, net	—	31,632	638	—	32,270
(Loss) income before income taxes	(22,429)	(20,722)	1,135	21,294	(20,722)
Income tax expense	—	(1,707)	—	—	(1,707)

Net (loss) income	$(22,429)	$(22,429)	$1,135	$21,294	$(22,429)

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Supplemental Condensed Consolidating Statements of Cash Flows

			Combined
			Guarantor	Non-Guarantor
Successor	Parent	Issuer	Subsidiaries	Subsidiaries	Consolidated

Three months ended March 31, 2004
	(Unaudited)
	(In thousands)
Net cash from operating activities	$—	$6,082	$42,034	$330	$48,446
Cash Flows from Investing Activities:
Capital expenditures	—	—	(5,124)	(218)	(5,342)
Purchase transaction fees	—	(7,710)	—	—	(7,710)
Investment/distribution	—	713	(713)	—	—
Other investing	—	—	(205)	—	(205)

Net cash from investing activities	—	(6,997)	(6,042)	(218)	(13,257)
Cash Flows from Financing Activities:
GNC Corporation investment in General Nutrition Centers, Inc.	(1,628)	1,628	—	—	—
Issuance of common stock	1,628	—	—	—	1,628
Other financing	—	(713)	(839)	(238)	(1,790)

Net cash provided by (used from) financing activities	—	915	(839)	(238)	(162)
Effect of exchange rate on cash	—	—	—	(72)	(72)
Net increase (decrease) in cash and cash equivalents	—	—	35,153	(198)	34,955
Cash and cash equivalents at beginning of period	—	—	30,642	2,534	33,176

Cash and cash equivalents at end of period	$—	$—	$65,795	$2,336	$68,131

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

		Combined	Combined
		Guarantor	Non-Guarantor
Predecessor	Parent	Subsidiaries	Subsidiaries	Consolidated

Three months ended March 31, 2003	(In thousands)
Net cash from operating activities	$—	$86,746	$4,860	$91,606
Cash Flows from Investing Activities:
Capital expenditures	—	(6,401)	(640)	(7,041)
Investment/ distribution	75,000	(75,000)	—	—
Other investing	—	240	—	240

Net cash provided by (used from) investing activities	75,000	(81,161)	(640)	(6,801)
Cash Flows from Financing Activities:
Payments on long-term debt — related party	(75,000)	—	—	(75,000)
Other financing	—	(162)	(205)	(367)

Net cash from financing activities	(75,000)	(162)	(205)	(75,367)
Effect of exchange rate on cash	—	—	(791)	(791)
Net increase in cash and cash equivalents	—	5,423	3,224	8,647
Cash and cash equivalents at beginning of period	—	27,327	11,438	38,765

Cash and cash equivalents at end of period	$—	$32,750	$14,662	$47,412

Note 15.     Preferred Stock

      The Company has outstanding 100,000 shares of 12% Series A Exchangeable Preferred Stock, par value $0.01. The stock ranks, with respect to dividend distributions, senior to any other class of common stock or preferred stock created after the Series A Exchangeable Preferred Stock. Dividends are payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year. The Company may, at its option, exchange the Series A Exchangeable Preferred Stock into exchange notes. Holders of the Series A Exchangeable Preferred Stock have no voting rights with respect to general corporate matters.

      The Company believes that for the quarter ending March 31, 2004, it has complied with its covenant reporting and compliance requirements in all material respects.

      Following is a summary of the Company’s Preferred Stock activity for the three months ended March 31, 2004:

		Accrued	Issuance	Net
	Face Value	Dividends	Costs	Balance

	(unaudited)
	(in thousands)
Balance at December 31, 2003	$100,000	$888	$(438)	$100,450
Dividend accrual	—	3,021	—	3,021
Amortization of issuance costs	—	—	16	16

Balance at March 31, 2004	$100,000	$3,909	$(422)	$103,487

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      The Company may redeem the Series A Exchangeable Preferred Stock at its option according to the following liquidation preference redemption table:

Liquidation
preference
Period beginning December 1,	schedule:

2003	112.000%
2004	110.286%
2005	108.571%
2006	106.857%
2007	105.143%
2008	103.429%
2009	101.714%
2010 and thereafter	100.000%

Note 16.     Earnings Per Share

      The following are reconciliations of income to income available to common stock.

	Predecessor	Successor

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2003	2004

	(unaudited)

	(in thousands except share data)
Net (loss) income	$(22,429)	$16,188
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	(3,037)

Net (loss) income available to common stockholders	$(22,429)	$13,151

Net (loss) income per share from continuing operations before cumulative effect of accounting change	$(0.75)	$0.44
Loss per share from cumulative effect of accounting change	—	—

Net (loss) income per share	$(0.75)	$0.44

Weighted average common shares outstanding — basic and diluted	29,728,071	29,728,071

Note 17.     Related Party Transactions

     Successor

      During the normal course of operations, for the three months ended March 31, 2004 Centers entered into transactions with entities that were under common ownership and control of the Company and Apollo. In accordance with SFAS No. 57, “Related Party Disclosures,” the nature of these material transactions is described in the following footnotes.

      Management Service Fees. As of December 5, 2003, Centers entered into a management services agreement with the Company and Apollo. The agreement provides that Apollo furnish certain investment banking, management, consulting, financial planning, and financial advisory and investment banking services on an ongoing basis and for any significant financial transactions that may be undertaken in the future. The

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

length of the agreement is ten years. There is an annual general services fee of $1.5 million which is payable in monthly installments. As of March 31, 2004 payments of $0.4 million were made to Apollo. There are also major transaction services fees for services that Apollo may provide which would be based on normal and customary fees of like kind. The purchase agreement also contained a structuring fee related to the Acquisition. This fee amounted to $7.5 million, was accrued for at December 31, 2003, and subsequently paid in January, 2004.

      Cost of Sales. At February 4, 2004, the Company, through its manufacturing subsidiary, entered into an agreement with Nalco, an Apollo-owned company, for water treatment programs at its South Carolina manufacturing facility. The agreement allows for water treatment to occur at the facility for a one year period, at a total cost of $12,000, to be billed in equal monthly installments beginning in February, 2004.

     Predecessor

      During the normal course of operations, for the three months ended March 31, 2003, GNCI entered into transactions with entities that were under common ownership and control of Numico. In accordance with SFAS No. 57, “Related Party Disclosures,” the nature of these material transactions is described below. During 2003, Rexall and Unicity ceased to be related parties as their operations were sold by Numico. Transactions recorded by these companies prior to their sale dates are included in related party transactions.

      Sales. GNCI recorded net sales of $8.9 million to Numico affiliated companies for the three months ended March 31, 2003. These amounts were included in the Manufacturing/ Wholesale segment of the business.

      Cost of Sales. Included in cost of sales were purchases from Numico affiliated companies of $44.4 million for the three months ended March 31, 2003. A significant portion of these purchases related to raw material and packaging material purchases from Nutraco S.A., a purchasing subsidiary of Numico. Including in the above totals were additional purchases from another related party in the amount of $10.2 million for the three months ended March 31, 2003.

      Transportation Revenue. GNCI operated a fleet of distribution vehicles that serviced delivery of product to company-owned and franchise locations. GNCI also delivered product for a related party. GNCI recorded amounts associated with these transportation services for the three months ended March 31, 2003, of $0.6 million.

      Research and Development. In accordance with the previous Research Activities Agreement with Numico, also included in selling, general and administrative expenses for the three months ended March 31, 2003, were costs related to research and development charged by Numico. The agreement provided that Numico conduct research and development activities including but not limited to: ongoing program of scientific and medical research, support and advice on strategic research objectives, design and develop new products, organize and manage clinical trials, updates on the latest technological and scientific developments, and updates on regulatory issues. These charges totaled $1.7 million for the three months ended March 31, 2003.

      Insurance. In order to reduce costs and mitigate duplicate insurance coverage, GNCI’s ultimate parent, Numico, purchased certain global insurance policies covering several types of insurance. GNCI received charges for its portion of these costs. These charges totaled $2.8 million for the three months ended March 31, 2003.

      Shared Service Personnel Costs. GNCI provided certain risk management, tax and internal audit services to other affiliates of Numico. The payroll and benefit costs associated with these services were reflected on GNCI’s financial statements and were not allocated to any affiliates. Total costs related to shared

GNC CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

services absorbed by GNCI was $1.2 million for the three months ended March 31, 2003. GNCI also incurred costs related to management services provided for the benefit of all U.S. affiliates. These management services related to the affiliation between GNCI and its U.S. parent, Nutricia and its ultimate parent, Numico. These services were not significant to GNCI’s operations for the three months ended March 31, 2003.

LOGO

                                 Shares

GNC Corporation

Common Stock

PROSPECTUS
                        , 2004

Joint Book-Running Managers

LEHMAN BROTHERS

GOLDMAN, SACHS & CO.

UBS INVESTMENT BANK

JPMORGAN

MERRILL LYNCH & CO.

Until                               , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange application fee.

SEC registration fee		$43,712
NASD filing fee		$30,500
New York Stock Exchange application fee	$	*
Accounting fees and expenses		$150,000
Legal fees and expenses		$700,000
Printing and engraving expenses		$250,000
Transfer agent fees and expenses		$30,000
Blue sky fees and expenses		$10,000
Miscellaneous fees and expenses		$75,000
Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

      Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

      Our amended and restated certificate of incorporation and amended and restated bylaws, in each case, that will be adopted upon consummation of this offering, will include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL and (ii) require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the registrant or its stockholders, for improper transactions between the director and the registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      Prior to the completion of this offering, we intend to enter into indemnification agreements with our directors and officers. The indemnification agreements will provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

      At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

      We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities

      During December 2003, we issued and sold 28,743,333 shares of our common stock to our Principal Stockholder for an aggregate purchase price of $172.5 million, and 823,333 shares of our common stock to certain of our directors and members of our management and other employees for an aggregate purchase price of $4.9 million, or $6 per share. We also sold 100,000 shares of our preferred stock for an aggregate purchase price of $100 million, or $1,000 per share, to our Principal Stockholder. These shares of common and preferred stock were issued and sold in transactions exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act as transactions made only to “accredited investors” within the meaning of the Securities Act.

      During February 2004, we issued and sold an aggregate of 287,997 shares of our common stock to directors, senior management and certain employees pursuant to our 2004 Executive Stock Purchase Plan for an aggregate purchase price of $1.7 million, or $6 per share. These shares of common stock were issued and sold in a transaction exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under the Securities Act.

      During December 2003, we granted options to purchase an aggregate of 2,235,674 shares of our common stock to directors and employees under our 2003 Omnibus Stock Incentive Plan pursuant to exemptions from the registration requirements of the Securities Act in reliance on Rule 701 promulgated the Securities Act. These options have an exercise price of $6 per share.

      During February 2004, we granted options to purchase an aggregate of 369,300 shares of our common stock to directors and employees under our 2003 Omnibus Stock Incentive Plan pursuant to exemptions from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under the Securities Act. These options have an exercise price of $6 per share.

Item 16.	Exhibits and Financial Statement Schedules.

Item 16(A).	Exhibits.

Exhibit
No.	Description	Incorporation by Reference to

1.1	Form of Underwriting Agreement.*
2.1	Purchase Agreement among Royal Numico N.V., Numico USA, Inc. and Apollo GNC Holding, Inc. dated as of October 13, 2003.
3.1	Form of Restated Certificate of Incorporation of GNC Corporation.*
3.2	Form of Restated Bylaws of GNC Corporation.*
3.3	Specimen of Stock Certificate.*
4.1	Amended and Restated Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of 12% Series A Exchangeable Preferred Stock of General Nutrition Centers Holding Company.	Incorporated by reference to Exhibit 4.1 to GNC Corporation Registration Statement on Form S-4, filed June 21, 2004.
4.2	Stockholders’ Agreement, by and among General Nutrition Centers Holding Company and the Stockholders, dated as of December 5, 2003.
4.3	Registration Rights Agreement, dated December 23, 2003, among General Nutrition Centers Holding Company, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as initial purchasers, of the 12% Series A Exchangeable Preferred Stock of General Nutrition Centers Holding Company.	Incorporated by reference to Exhibit 4.2 to GNC Corporation Registration Statement on Form S-4, filed June 21, 2004.
4.4	Indenture, dated as of December 5, 2003 among General Nutrition Centers, Inc., the Guarantors (as defined therein) and U.S. Bank National Association, as trustee relating to General Nutrition Centers, Inc.’s 8 1/2% Senior Subordinated Notes due 2010.	Incorporated by reference to Exhibit 4.1 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
4.5	Supplemental Indenture, dated as of April 6, 2004 among GNC Franchising, LLC, General Nutrition Centers, Inc., the other Guarantors (as defined in the Indenture referred to therein) and U.S. Bank National Association, as trustee relating to General Nutrition Centers, Inc.’s 8 1/2% Senior Subordinated Notes due 2010.	Incorporated by reference to Exhibit 4.2 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
4.6	Form of 8 1/2% Senior Subordinated Note due 2010. (Included in Exhibit 4.4)

Exhibit
No.	Description	Incorporation by Reference to

4.7	Registration Rights Agreement, dated December 5, 2003 among General Nutrition Centers, Inc., the guarantors listed on Schedule I thereto and Lehman Brothers Inc., J.P. Morgan Securities Inc. and UBS Securities LLC, as the initial purchasers of the notes.	Incorporated by reference to Exhibit 4.4 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
10.1	Credit Agreement, dated as of December 5, 2003 among General Nutrition Centers Holding Company, General Nutrition Centers, Inc., as borrower, the several other banks and other financial institutions or entities from time to time party thereto, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint book runners, JPMorgan Chase Bank, as syndication agent and Lehman Commercial Paper Inc., as administrative agent.	Incorporated by reference to Exhibit 10.1 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.2	Guarantee and Collateral Agreement, dated as of December 5, 2003, made by General Nutrition Centers Holding Company, General Nutrition Centers, Inc. and certain of its subsidiaries in favor of Lehman Commercial Paper Inc. as administrative agent.	Incorporated by reference to Exhibit 10.2 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.3	Form of Intellectual Property Security Agreement, dated as of December 5, 2003 made in favor of Lehman Commercial Paper Inc. as administrative agent.	Incorporated by reference to Exhibit 10.3 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.4	Management Services Agreement, dated as of December 5, 2003, by and among General Nutrition Centers, Inc., General Nutrition Centers Holding Company and Apollo Management V, L.P.	Incorporated by reference to Exhibit 10.4 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.5	Mortgage, Assignment of Leases, Rents and Contracts, Security Agreement and Fixture Filing from Gustine Sixth Avenue Associates, Ltd. as Mortgagor to Allstate Life Insurance Company as Mortgagee dated March 23, 1999.	Incorporated by reference to Exhibit 10.5 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.6	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Incorporated by reference to Exhibit 10.6 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.7	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Investment Company.	Incorporated by reference to Exhibit 10.7 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.8	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Investment Company.	Incorporated by reference to Exhibit 10.8 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.9	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Incorporated by reference to Exhibit 10.9 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.10	Know-How License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Incorporated by reference to Exhibit 10.10 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.

Exhibit
No.	Description	Incorporation by Reference to

10.11	Know-How License Agreement, dated December 5, 2003, by and between Numico Research B.V. and General Nutrition Investment Company.	Incorporated by reference to Exhibit 10.11 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.12	Know-How License Agreement, dated December 5, 2003, by and between General Nutrition Corporation and N.V. Nutricia.	Incorporated by reference to Exhibit 10.12 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.13	Patent License Agreement, dated December 5, 2003, by and between General Nutrition Investment Company and Numico Research B.V.	Incorporated by reference to Exhibit 10.13 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.14	GNC Live Well Later Non-Qualified Deferred Compensation Plan.	Incorporated by reference to Exhibit 10.14 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.15	GNC Corporation 2003 Omnibus Stock Incentive Plan.	Incorporated by reference to Exhibit 10.15 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.16	GNC Corporation 2004 Omnibus Stock Incentive Plan.*
10.17	2004 Employee Stock Purchase Plan.*
10.18	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc., and Louis Mancini.	Incorporated by reference to Exhibit 10.16 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.19	First Amendment to Employment Agreement, dated February 12, 2004 between General Nutrition Centers, Inc. and Louis Mancini.	Incorporated by reference to Exhibit 10.17 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.20	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc., and David Heilman.	Incorporated by reference to Exhibit 10.18 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.21	First Amendment to Employment Agreement, dated February 12, 2004 between General Nutrition Centers, Inc. and David Heilman.	Incorporated by reference to Exhibit 10.19 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.22	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc., and Joseph Fortunato.	Incorporated by reference to Exhibit 10.20 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.23	First Amendment to Employment Agreement, dated February 12, 2004 between General Nutrition Centers, Inc. and Joseph Fortunato.	Incorporated by reference to Exhibit 10.21 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.24	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc. and Susan Trimbo.	Incorporated by reference to Exhibit 10.22 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.25	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc. and Reginald Steele.	Incorporated by reference to Exhibit 10.23 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.26	GNC/Rite Aid Retail Agreement, dated as of December 8, 1998 between General Nutrition Sales Corporation and Rite Aid Corporation.**(1)
10.27	Amendment to the GNC/Rite Aid Retail Agreement, effective as of November 20, 2000 between General Nutrition Sales Corporation and Rite Aid Hdqtrs Corp.**(1)

Exhibit
No.	Description	Incorporation by Reference to

10.28	Amendment to the GNC/Rite Aid Retail Agreement effective as of May 1, 2004 between General Nutrition Sales Corporation and Rite Aid Hdqtrs Corp.**(1)
21.1	Subsidiaries of GNC Corporation.(1)
23.1	Consent of PricewaterhouseCoopers LLP relating to financial statements of GNC Corporation.
23.2	Consent of PricewaterhouseCoopers LLP relating to the financial statements of General Nutrition Companies, Inc.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

*	To be filed by subsequent amendment.

**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the Securities and Exchange Commission.

(1)	Previously filed with the Form S-1 filed by the Registrant on May 14, 2004.

Item 16(b).	Financial Statement Schedules.

Report of Independent Registered Public Accounting Firm on

Financial Statement Schedule

To the Supervisory Board of Royal Numico N.V.

and the Stockholder of General Nutrition Companies, Inc.:

      Our audits of the consolidated financial statements referred to in our report dated March 1, 2004 appearing in the Prospectus also included an audit of the financial statement schedule listed in Item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

March 1, 2004

Report of Independent Registered Public Accounting Firm on

Financial Statement Schedule

To the Stockholders and Board of Directors of

GNC Corporation:

      Our audits of the consolidated financial statements referred to in our report dated May 17, 2004 appearing in the Prospectus also included an audit of the financial statement schedule listed in Item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

May 17, 2004

Valuation And Qualifying Accounts

	Balance at	Additions		Balance at
	Beginning of	Charged to	Other	End of
	Period	Expense	Charges(1)	Period

	(In thousands)
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Predecessor
Twelve months ended December 31, 2001	$5,925	$5,702	$(4,933)	$6,694
Twelve months ended December 31, 2002	6,694	15,668	(4,670)	17,692
Period ended December 4, 2003	17,692	3,074	(1,151)	19,615
Successor
27 days ended December 31, 2003	$19,615	$888	$(5,513)	$14,990
DEFERRED TAX VALUATION ALLOWANCE
Predecessor
Twelve months ended December 31, 2001	$25,314	$9,527	$—	$34,841
Twelve months ended December 31, 2002	34,841	—	—	34,841
Period ended December 4, 2003	34,841	34,045	—	68,886
Successor
27 days ended December 31, 2003	$—	$—	$—	$—
INVENTORY RESERVES
Predecessor
Twelve months ended December 31, 2001	$34,723	$21,316	$(28,293)	$27,746
Twelve months ended December 31, 2002	27,746	18,927	(31,961)	14,712
Period ended December 4, 2003	14,712	12,584	(10,729)	16,567
Successor
27 days ended December 31, 2003	$16,567	$2,804	$(497)	$18,874

(1)	Other Charges for inventory reserves includes reserves related to the disposition of inventory that was previously written down.

Item 17.	Undertakings

      The undersigned registrants hereby undertake that:

(A) to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(B) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(C) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933 each, post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, State of Pennsylvania, on July 14, 2004.

GNC CORPORATION

By:	/s/ LOUIS MANCINI

Name: Louis Mancini
Title: Chief Executive Officer

Signature		Title	Date

/s/ LOUIS MANCINI Louis Mancini		President, Chief Executive Officer and Director (Principal Executive Officer)	July 14, 2004

* David R. Heilman		Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 14, 2004

* Curt Larrimer		Senior Vice President and Corporate Controller (Principal Accounting Officer)	July 14, 2004

* Peter P. Copses		Chairman of the Board	July 14, 2004

* Andrew S. Jhawar		Director	July 14, 2004

* George G. Golleher		Director	July 14, 2004

* Mary Elizabeth Burton		Director	July 14, 2004

* Edgardo A. Mercadante		Director	July 14, 2004

* Joshua J. Harris		Director	July 14, 2004

* Joseph Harch		Director	July 14, 2004

* Robert J. DiNicola		Director	July 14, 2004

*By:	/s/ LOUIS MANCINI Louis Mancini Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
No.	Description	Incorporation by Reference to

1.1	Form of Underwriting Agreement.*
2.1	Purchase Agreement among Royal Numico N.V., Numico USA, Inc. and Apollo GNC Holding, Inc. dated as of October 13, 2003.
3.1	Form of Restated Certificate of Incorporation of GNC Corporation.*
3.2	Form of Amended and Restated Bylaws of GNC Corporation.*
3.3	Specimen of Stock Certificate.*
4.1	Amended and Restated Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of 12% Series A Exchangeable Preferred Stock of General Nutrition Centers Holding Company.	Incorporated by reference to Exhibit 4.1 to GNC Corporation Registration Statement on Form S-4, filed June 21, 2004.
4.2	Stockholders’ Agreement, by and among General Nutrition Centers Holding Company and the Stockholders, dated as of December 5, 2003.
4.3	Registration Rights Agreement, dated December 23, 2003, among General Nutrition Centers Holding Company, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as initial purchasers, of the 12% Series A Exchangeable Preferred Stock of General Nutrition Centers Holding Company.	Incorporated by reference to Exhibit 4.2 to GNC Corporation Registration Statement on Form S-4, filed June 21, 2004.
4.4	Indenture, dated as of December 5, 2003 among General Nutrition Centers, Inc., the Guarantors (as defined therein) and U.S. Bank National Association, as trustee relating to General Nutrition Centers, Inc.’s 8 1/2% Senior Subordinated Notes due 2010.	Incorporated by reference to Exhibit 4.1 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
4.5	Supplemental Indenture, dated as of April 6, 2004 among GNC Franchising, LLC, General Nutrition Centers, Inc., the other Guarantors (as defined in the Indenture referred to therein) and U.S. Bank National Association, as trustee relating to General Nutrition Centers, Inc.’s 8 1/2% Senior Subordinated Notes due 2010.	Incorporated by reference to Exhibit 4.2 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
4.6	Form of 8 1/2% Senior Subordinated Note due 2010. (Included in Exhibit 4.4)
4.7	Registration Rights Agreement, dated December 5, 2003 among General Nutrition Centers, Inc., the guarantors listed on Schedule I thereto and Lehman Brothers Inc., J.P. Morgan Securities Inc. and UBS Securities LLC, as the initial purchasers of the notes.	Incorporated by reference to Exhibit 4.4 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

Exhibit
No.	Description	Incorporation by Reference to

10.1	Credit Agreement, dated as of December 5, 2003 among General Nutrition Centers Holding Company, General Nutrition Centers, Inc., as borrower, the several other banks and other financial institutions or entities from time to time party thereto, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint book runners, JPMorgan Chase Bank, as syndication agent and Lehman Commercial Paper Inc., as administrative agent.	Incorporated by reference to Exhibit 10.1 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.2	Guarantee and Collateral Agreement, dated as of December 5, 2003, made by General Nutrition Centers Holding Company, General Nutrition Centers, Inc. and certain of its subsidiaries in favor of Lehman Commercial Paper Inc. as administrative agent.	Incorporated by reference to Exhibit 10.2 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.3	Form of Intellectual Property Security Agreement, dated as of December 5, 2003 made in favor of Lehman Commercial Paper Inc. as administrative agent.	Incorporated by reference to Exhibit 10.3 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.4	Management Services Agreement, dated as of December 5, 2003, by and among General Nutrition Centers, Inc., General Nutrition Centers Holding Company and Apollo Management V, L.P.	Incorporated by reference to Exhibit 10.4 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.5	Mortgage, Assignment of Leases, Rents and Contracts, Security Agreement and Fixture Filing from Gustine Sixth Avenue Associates, Ltd. as Mortgagor to Allstate Life Insurance Company as Mortgagee dated March 23, 1999.	Incorporated by reference to Exhibit 10.5 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.6	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Incorporated by reference to Exhibit 10.6 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.7	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Investment Company.	Incorporated by reference to Exhibit 10.7 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.8	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Investment Company.	Incorporated by reference to Exhibit 10.8 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.9	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Incorporated by reference to Exhibit 10.9 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.10	Know-How License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Incorporated by reference to Exhibit 10.10 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.11	Know-How License Agreement, dated December 5, 2003, by and between Numico Research B.V. and General Nutrition Investment Company.	Incorporated by reference to Exhibit 10.11 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.12	Know-How License Agreement, dated December 5, 2003, by and between General Nutrition Corporation and N.V. Nutricia.	Incorporated by reference to Exhibit 10.12 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.

Exhibit
No.	Description	Incorporation by Reference to

10.13	Patent License Agreement, dated December 5, 2003, by and between General Nutrition Investment Company and Numico Research B.V.	Incorporated by reference to Exhibit 10.13 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.14	GNC Live Well Later Non-Qualified Deferred Compensation Plan.	Incorporated by reference to Exhibit 10.14 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.15	GNC Corporation 2003 Omnibus Stock Incentive Plan.	Incorporated by reference to Exhibit 10.15 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.16	GNC Corporation 2004 Omnibus Stock Incentive Plan.*
10.17	2004 Employee Stock Purchase Plan.*
10.18	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc., and Louis Mancini.	Incorporated by reference to Exhibit 10.16 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.19	First Amendment to Employment Agreement, dated February 12, 2004 between General Nutrition Centers, Inc. and Louis Mancini.	Incorporated by reference to Exhibit 10.17 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.20	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc., and David Heilman.	Incorporated by reference to Exhibit 10.18 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.21	First Amendment to Employment Agreement, dated February 12, 2004 between General Nutrition Centers, Inc. and David Heilman.	Incorporated by reference to Exhibit 10.19 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.22	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc., and Joseph Fortunato.	Incorporated by reference to Exhibit 10.20 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.23	First Amendment to Employment Agreement, dated February 12, 2004 between General Nutrition Centers, Inc. and Joseph Fortunato.	Incorporated by reference to Exhibit 10.21 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.24	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc. and Susan Trimbo.	Incorporated by reference to Exhibit 10.22 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.25	Employment Agreement, dated as of December 5, 2003 between General Nutrition Centers, Inc. and Reginald Steele.	Incorporated by reference to Exhibit 10.23 to General Nutrition Centers, Inc. Registration Statement on Form S-4, filed April 15, 2004.
10.26	GNC/Rite Aid Retail Agreement, dated as of December 8, 1998 between General Nutrition Sales Corporation and Rite Aid Corporation.**(1)
10.27	Amendment to the GNC/Rite Aid Retail Agreement, effective as of November 20, 2000 between General Nutrition Sales Corporation and Rite Aid Hdqtrs Corp.**(1)
10.28	Amendment to the GNC/Rite Aid Retail Agreement effective as of May 1, 2004 between General Nutrition Sales Corporation and Rite Aid Hdqtrs Corp.**(1)
21.1	Subsidiaries of GNC Corporation.(1)

Exhibit
No.	Description	Incorporation by Reference to

23.1	Consent of PricewaterhouseCoopers LLP relating to financial statements of GNC Corporation.
23.2	Consent of PricewaterhouseCoopers LLP relating to the financial statements of General Nutrition Companies, Inc.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

*	To be filed by subsequent amendment.

**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the Securities and Exchange Commission.

(1)	Previously filed with the Form S-1 filed by the Registrant on May 28, 2004.